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As filed with the Securities and Exchange Commission on May 16, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREAT PLAINS SOFTWARE, INC.
(exact name of registrant as specified in its charter)

Minnesota	7372	45-0374871
(state or other jurisdiction of organization)	(primary standard industrial classification code number)	(IRS employer incorporation identification number)

1701 S.W. 38th Street
Fargo, ND 58103
(701) 281-0550
(address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas J. Burgum
Chairman of the Board, President
And Chief Executive Officer
Great Plains Software, Inc.
1701 S.W. 38th Street
Fargo, ND 58103
(701) 281-0550

(name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Timothy S. Hearn, Esq. Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, MN 55402 (612) 340-2600 Fax: (612) 340-8827	Douglas W. Huffman, Esq. Firmin, Sprague & Huffman Co., L.P.A. 220 W. Sandusky St., P. O. Box 963 Findlay, OH 45839-0963 (419) 423-4321 Fax: (419) 423-8484

    Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Amount of Registration Fee

Common stock, par value $0.01 per share	$2,384,000	$630

(1)
Based upon the book value of Solomon Software, Inc. as of March 31, 2000.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the commission, acting pursuant to such Section 8(a), may determine.

SOLOMON SOFTWARE, INC.
200 E. Hardin Street
Findlay, OH 45840

    Dear Shareholders:

   You are cordially invited to attend a Special Meeting of Shareholders of Solomon Software, Inc. to be held on [day], June , 2000 at       a.m. (local time) at the Findlay Inn and Conference Center, 200 East Main Cross Street, Findlay, Ohio.

   At this special meeting, you will be asked to consider and vote upon: (1) a proposal to approve and adopt the Agreement and Plan of Merger dated May 1, 2000, entered into by and among Great Plains Software, Inc., a Minnesota corporation, GPS Eagle, Inc., an Ohio corporation and a wholly-owned subsidiary of Great Plains, Solomon, Gary M. Harpst, Vernon M. Strong, and Jack W. Ridge; and (2) a proposal to approve accelerated vesting of certain stock options so as to avoid "parachute payment" treatment under Section 280G of the Internal Revenue Code.

   The merger agreement provides for the acquisition of Solomon by Great Plains by way of a merger of GPS Eagle into Solomon. Following the merger, Solomon will be a wholly-owned subsidiary of Great Plains. In the merger, each share of your Solomon common stock will be exchanged for Great Plains common stock and cash. Great Plains will pay total consideration to Solomon's shareholders and optionholders equal to 2,600,000 shares of Great Plains common stock on the last trading day before the merger, calculated using the mean between the highest and lowest trading prices on that day, plus $33,250,000. In order for the merger to qualify as a tax-free reorganization, Great Plains and Solomon also agreed that the cash portion of the merger consideration would be no more than 19.9% of the total merger consideration to be paid to Solomon shareholders. Further information concerning the merger, the merger consideration and the 280G proposal is presented in the accompanying proxy statement/ prospectus, which you are urged to review carefully in its entirety. A copy of the merger agreement is attached as Exhibit A to the proxy statement/prospectus.

   Your Board of Directors has carefully considered the terms and conditions of the merger and has unanimously determined that the terms are fair to, and in the best interests of, our shareholders. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE 280G PROPOSAL AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AND THE 280G PROPOSAL. Only shareholders who hold shares of Solomon common stock at the close of business on May 1, 2000, will be entitled to vote at the special meeting. Gary M. Harpst, Vernon M. Strong and Jack W. Ridge beneficially own 72% of Solomon's outstanding shares. They have given Great Plains irrevocable proxies to vote one half of those shares in favor of the merger. They have indicated that they intend to vote the other half of those shares, which they control through various trusts, in favor of the merger, although they have no obligation to do so. Therefore, with 72% of Solomon's outstanding shares committed or likely to vote in favor of the merger, it is likely that the proposal concerning the merger agreement will pass. Messrs. Harpst, Strong and Ridge have also indicated that they intend to vote their shares in favor of the 280G proposal.

   We urge you to complete, sign, date and return the enclosed proxy card as soon as possible, whether or not you plan to attend the special meeting in person and regardless of the number of shares which you own. You may, of course, attend the special meeting and vote in person even if you have previously returned your proxy card.

   Please do not send any stock certificates with the proxy card.

May , 2000	Sincerely,
Gary M. Harpst Chairman

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF GREAT PLAINS COMMON STOCK TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

   This proxy statement/prospectus is dated          , 2000, and was first mailed to Solomon shareholders on or about          , 2000.

SOLOMON SOFTWARE, INC.
200 E. Hardin Street
Findlay, OH 45840
(419) 424-0422

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [DAY], JUNE , 2000

To the Shareholders of Solomon Software, Inc.:    We will hold a special meeting of shareholders of Solomon Software, Inc. at     a.m., local time, on     , June , 2000, at the Findlay Inn and Conference Center, 200 East Main Cross Street, Findlay, Ohio, for the following purposes:

  1.
  To consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger by and among Great Plains Software, Inc., GPS Eagle, Inc., Solomon Software, Inc., Gary M. Harpst, Vernon M. Strong and Jack W. Ridge dated May 1, 2000. Pursuant to the merger agreement, GPS Eagle will merge with and into Solomon, and Solomon will become a wholly-owned subsidiary of Great Plains. Each outstanding share of Solomon common stock will be converted into the right to receive Great Plains common stock and cash.

  2.
  To consider and vote upon a proposal to approve accelerated vesting of certain stock options under certain Solomon stock option plans and agreements that could result in "parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

   We describe these items of business more fully in the proxy statement/prospectus attached to this notice. You are encouraged to read the entire document carefully.

   The affirmative vote of the holders of two-thirds of the outstanding shares of Solomon common stock is necessary to approve the merger agreement. The affirmative vote of three-fourths of the outstanding shares of Solomon common stock, excluding those shares held or constructively owned by individuals whose accelerated vesting of certain stock options is the subject of the vote, is necessary to approve the accelerated vesting of certain stock options.

   The Board of Directors has fixed the close of business on May 1, 2000, as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the special meeting. Accordingly, only shareholders of record of Solomon at the close of business on May 1, 2000, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof.

   The Board of Directors of Solomon unanimously determined that the merger agreement and the accelerated vesting of certain stock options are in the best interests of Solomon and its shareholders. Accordingly, Solomon's Board of Directors recommends a vote FOR the merger agreement and FOR approval of the 280G proposal.

   You are cordially invited to attend the special meeting in person. Whether or not you plan to attend the special meeting, please promptly date, sign and return the enclosed proxy. A postage prepaid envelope is provided for mailing. A person giving a proxy has the power to revoke it in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting, your proxy will not be counted with respect to any matter upon which you vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Douglas W. Huffman, Secretary
Findlay, Ohio
, 2000

   DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

PROXY STATEMENT/PROSPECTUS

SOLOMON SOFTWARE, INC.	GREAT PLAINS SOFTWARE, INC.
PROXY STATEMENT	PROSPECTUS
For Special Meeting of Shareholders , 2000	, 2000

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE WE PROPOSING TO MERGE?

A:  Solomon and Great Plains have similar visions for delivering business management solutions across back office, front office, electronic business and knowledge management to the midmarket through a global network of partners dedicated to lasting customer relationships. With the dramatic changes driven by the adoption of the Internet as a place of business for midmarket companies, it has become increasingly important to make larger investments in next generation products. The two companies have resources working on next generation solutions that can be leveraged to deliver solutions to partners and customers faster. The merged company will be in a position to deliver increased value to partners and customers through their collective expertise with approximately 40 years of combined experience delivering business management solutions to the midmarket.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A:  If the merger is completed, you will receive a combination of Great Plains common stock and cash. Great Plains has agreed to pay aggregate consideration to Solomon shareholders and optionholders of 2,600,000 shares of Great Plains common stock plus $33,250,000 in cash, subject to the following adjustment. While the aggregate value of the consideration is to be equal to the value of the cash and stock just described, the cash and stock portions are subject to adjustment in order to limit to no more than 19.9% the cash portion of the consideration payable to Solomon shareholders (after setting aside the number of shares needed to cover outstanding Solomon options). Because both the value of Great Plains common stock and the numbers of Solomon shares and options outstanding cannot be determined until the time of the merger, the amount of cash and the number of shares of Great Plains common stock you will receive cannot be determined until that time as well.

For example, prior to making the escrow adjustments described below, assuming that (1) the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000 and (2) the mean trading price of Great Plains common stock on the last trading day prior to the merger is $    (the amount it was on the last trading day prior to the date of this proxy statement/ prospectus), each share of Solomon common stock would be converted into the right to receive      shares of Great Plains common stock and $     in cash.

Great Plains common stock and cash with a total value of $5,000,000, in the same proportions as the consideration for Solomon shareholders described above, will be withheld from the amounts otherwise payable to the Solomon shareholders and will be placed into an escrow account at the closing of the merger. The escrow fund will be used for the purpose of indemnifying Great Plains against any claims it might have under the merger agreement. The unused portion of the escrow fund (if any) will be released to the former Solomon shareholders after one year. Again assuming the same numbers of outstanding Solomon shares and options, if the mean of the highest and lowest trading prices of Great Plains common stock on the last trading day prior to the merger were $    ,     shares of Great Plains common stock and $    in cash would be withheld and placed into this escrow account for each share of Solomon common stock converted.

i

Q:  WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A:  The special meeting is scheduled to take place at      a.m. local time on            , June  , 2000 at the Findlay Inn and Conference Center, 200 East Main Cross Street, Findlay, Ohio.

Q:  WHAT DO I NEED TO DO NOW?

A:  Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If you do not return your signed proxy statement or do not otherwise vote your shares, your shares will not be voted at the special meeting and it will have the same effect as voting against approval of the merger agreement.

Solomon's board of directors unanimously recommends that Solomon shareholders vote FOR approval of the merger agreement.

Gary M. Harpst, Vernon M. Strong and Jack W. Ridge beneficially own 72% of Solomon's outstanding shares. They have given Great Plains irrevocable proxies to vote one half of those shares in favor of the merger. They have indicated that they intend to vote the other half of those shares, which they control through various trusts, in favor of the merger, although they have no obligation to do so. Therefore, with 72% of Solomon's outstanding shares committed or likely to vote in favor of the merger, it is likely that the proposal regarding the merger agreement will pass.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A:  You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to Solomon's corporate secretary before the special meeting, or by attending the special meeting and voting in person.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:  No. After we complete the merger, Great Plains will send instructions to you explaining how to exchange your shares of Solomon common stock for the appropriate amount of Great Plains common stock and cash.

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:  We expect to complete the merger early in June 2000.

Q:  WHAT ARE THE TAX CONSEQUENCES TO ME?

A:  We anticipate that, in general, your receipt of shares of Great Plains common stock in consideration for the cancellation of your shares of Solomon common stock pursuant to the merger will not be taxable for U.S. federal income tax purposes. The cash you receive will generally be taxable. We recommend that you consult your tax advisor for a full understanding of the tax consequences of the merger.

Q:  WHO CAN I CALL WITH QUESTIONS?

A:  If you have any questions about the merger or Solomon, please call Joseph A. Young, Chief Financial Officer of Solomon, at (419) 424-0422. For additional information about Great Plains, please contact Douglas R. Herman, General Counsel of Great Plains, at (701) 281-0550.

DESCRIPTION OF GREAT PLAINS CAPITAL STOCK	103
DESCRIPTION OF SOLOMON CAPITAL STOCK	105
DISSENTER'S RIGHTS FOR SOLOMON SHAREHOLDERS	106
COMPARISON OF RIGHTS OF SHAREHOLDERS OF GREAT PLAINS AND SOLOMON	107
LEGAL AND TAX MATTERS	114
EXPERTS	114
FUTURE SHAREHOLDER PROPOSALS	114
WHERE YOU CAN FIND MORE INFORMATION	114
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A—AGREEMENT AND PLAN OF MERGER	A-1
APPENDIX B—ESCROW AGREEMENT	B-1
APPENDIX C—OHIO DISSENTER'S RIGHTS STATUTE	C-1

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

    This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, the escrow agreement and the Ohio dissenter's rights statute, which are attached as appendices to this proxy statement/ prospectus.

The Companies

Solomon Software, Inc.

  200 E. Hardin Street
  Findlay, OH 45840
  (419) 424-0422

    Solomon is a leading provider of business management and e-business applications optimized for small and mid-sized businesses that operate using Microsoft software. These include financial, project accounting, distribution, service management and manufacturing applications. Solomon's products and services are sold and implemented by its extensive network of independent sales and support organizations.

Great Plains Software, Inc.

  1701 S.W. 38th Street
  Fargo, ND 58103
  (701) 281-0550

    Great Plains provides fully integrated front office/back office and electronic business management software solutions for the mid-market. These include financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support applications. Great Plains' solutions are sold and implemented by a worldwide network of independent partner organizations that share Great Plains' commitment to lasting customer relationships.

Structure of the Transaction (See page 35)

    GPS Eagle, a newly formed, wholly-owned subsidiary of Great Plains, will merge with and into Solomon. Solomon will be the surviving corporation and will become a wholly-owned subsidiary of Great Plains. In the merger, holders of Solomon common stock will receive shares of Great Plains common stock and cash for each share of Solomon common stock that they own.

    Great Plains has agreed to pay aggregate consideration to Solomon shareholders and optionholders of 2,600,000 shares of Great Plains common stock plus $33,250,000 in cash, subject to the following adjustment. While the aggregate value of the consideration is to be equal to the value of the cash and stock just described (valuing each share of Great Plains common stock as the mean between the highest and lowest trading price on the last trading day prior to the merger), the cash and stock portions are subject to adjustment in order to limit to no more than 19.9% the cash portion of the consideration payable to Solomon shareholders (after setting aside the number of shares needed to cover outstanding Solomon options as described below). Because both the value of Great Plains common stock and the numbers of Solomon shares and options outstanding cannot be determined until the time of the merger, the amount of cash and the number of shares of Great Plains common stock you will receive cannot be determined until that time as well.

    For example, prior to making the escrow adjustments described below, assuming that (1) the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000 and (2) the mean trading price of Great Plains common stock on the last trading day prior to the merger is $    (the amount it was on the last trading day prior to the date of this proxy statement/ prospectus), each share of Solomon common stock would be converted into the right to receive      shares of Great Plains common stock and $    in cash. If the value of Great Plains common stock were less than $     , each share of Solomon common stock would be convertible into more shares of Great Plains common stock and less cash. If the value were instead greater than $     , each share of Solomon common stock would be convertible into fewer shares of Great Plains common stock and more cash.

    Great Plains common stock and cash with a total value of $5,000,000, in the same proportions as the consideration for Solomon shareholders described above, will be withheld from the amounts otherwise payable to the Solomon shareholders and will be placed into an escrow account at the closing of the merger. Again assuming the same numbers of outstanding Solomon shares and options, if the mean of the highest and lowest trading prices of Great Plains common stock were $    ,    shares of Great Plains common stock and $    in cash would be withheld and placed into this escrow account for each share of Solomon common stock converted.

    Each outstanding Solomon stock option will become an option to purchase shares of Great Plains common stock equal in value to the number of shares of Solomon common stock issuable pursuant to the option, multiplied by the value of the total consideration payable to Solomon shareholders and optionholders (as described above), and divided by the total number of shares of Solomon common stock either outstanding or issuable under the outstanding options at the time of the merger.

    Great Plains will not issue fractional shares of common stock. You will receive cash based on the closing market price of Great Plains common stock as of the last trading date prior to the effective date of the merger instead of any fractional shares that you would otherwise receive.

Escrow Fund (See page 37)

    Merger consideration with a value of $5,000,000 will be placed into an escrow account upon completion of the merger. The proportions of cash and Great Plains common stock placed in escrow will be the same as will be received by shareholders in the merger. The escrow account will be used to satisfy claims Great Plains may have against Solomon, Gary M. Harpst, Vernon M. Strong and Jack W. Ridge for indemnification under the merger agreement. The indemnification obligations are described under "Indemnification" below. By approving the merger, Solomon shareholders also appoint Gary M. Harpst to act as their representative with respect to the Escrow Fund. The shareholder representative is discussed in "Shareholder Representative" below.

    Unless they are used to satisfy claims of Great Plains, or are held pending resolution of outstanding claims, the stock and the cash in escrow (including interest earned on the cash) will be released to the former shareholders of Solomon one year after consummation of the merger.

Vote Required (See page 23)

    The holders of two-thirds of the outstanding shares of Solomon common stock must approve the merger agreement. The holders of three-fourths of the outstanding shares of Solomon common stock, excluding those shares held or constructively owned by individuals whose accelerated vesting of certain stock options is the subject of the vote, must approve the accelerated vesting of certain stock options resulting from the merger (the 280G proposal). Great Plains shareholders are not required to approve and adopt the merger agreement or the 280G proposal and will not vote on the merger or the 280G proposal.

    Gary M. Harpst, Vernon M. Strong and Jack W. Ridge beneficially own 72% of Solomon's outstanding shares. They have given Great Plains irrevocable proxies to vote one half of those shares in favor of the merger. They have indicated that they intend to vote the other half of those shares, which they control through various trusts, in favor of the merger, although they have no obligation to do so. Therefore, with 72% of Solomon's outstanding shares committed or likely to vote in favor of the merger, approval of the merger agreement is likely. Messrs. Harpst, Strong and Ridge also have indicated that they intend to vote their shares in favor of the 280G proposal.

    You are entitled to cast one vote per share of Solomon common stock you owned as of May 1, 2000.

Recommendation of Solomon's Board of Directors (See page 28)

    After careful consideration, Solomon's board of directors has unanimously approved the merger agreement and the 280G proposal and determined that the merger and the 280G proposal are advisable and in the best interests of Solomon and its shareholders. Solomon's board of directors recommends that Solomon shareholders vote FOR approval of the merger agreement and FOR approval of the 280G proposal.

Conditions to the Merger (See page 43)

    Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. The following conditions, among others, must be satisfied or waived before the completion of the merger:

  •
  all necessary governmental consents must be obtained;

  •
  Gary M. Harpst, Vernon M. Strong and Jack W. Ridge must have entered into non-competition agreements with Great Plains and Solomon;

  •
  there must have been no developments between the date of the merger agreement and completion of the merger that would have a material adverse effect on Solomon's assets, financial condition, operating results, customer, employee or supplier relations, business conditions or prospects;

  •
  there must have been no material adverse change in Great Plains' assets, financial condition or operating results between the date of the merger agreement and completion of the merger (changes in Great Plains' stock price will not constitute a material adverse change);

  •
  all trusts controlled by Messrs. Harpst, Strong and Ridge that will receive Great Plains shares in the merger must have agreed not to dispose of their Great Plains common stock for 180 days after the completion of the merger;

  •
  Solomon must have delivered to Great Plains a letter from John S. Howell, Jr. stating that he will not exercise his option to acquire Solomon shares prior to the closing; and

  •
  Great Plains must be satisfied that the merger will not result in compensation charges relating to Solomon's stock options, including charges relating to the acceleration of certain Solomon stock options.

    In addition, it is a non-waivable condition to closing that Solomon must receive an opinion of Ernst & Young LLP to the effect that the merger will qualify as a tax-free reorganization.

Termination of the Merger Agreement (See page 44)

    The merger agreement may be terminated by mutual consent, or by either Great Plains or Solomon (on behalf of itself and Messrs. Harpst, Strong and Ridge) under certain circumstances, at any time before the completion of the merger, including:

  •
  if the merger is not completed, without the fault of the terminating party, by July 15, 2000;

  •
  if a party has made a material misrepresentation in any of the warranties, or breached any of the agreements in the merger agreement;

  •
  if there has been a material adverse change in the assets, financial condition or operating results of Great Plains (changes in Great Plains' stock price will not constitute a material adverse change); and

  •
  if there has been an event that has or would result in a material adverse effect on the assets, financial condition, operating results, customer, employee or supplier relations, business condition or prospects of Solomon.

Payment of Termination Fee (See page 45)

    Great Plains has agreed to pay Solomon a termination fee of $700,000 if the merger agreement is terminated because there have been developments that constitute a material adverse effect on Solomon.

No Other Negotiations Involving Solomon (See page 42)

    Until the merger is completed or the merger agreement is terminated, Solomon has agreed that it will not, whether directly or indirectly:

  •
  solicit, initiate or encourage any inquiries or acquisition proposals; or

  •
  participate or cooperate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal.

Interests of Certain Persons in the Merger (See page 30)

    Some of the executive officers and directors of Solomon have interests in the merger that are different from and in addition to their interests as Solomon shareholders generally. Gary M. Harpst will receive payment of $225,000 in exchange for entering into a non-competition agreement with Great Plains and Solomon upon the completion of the merger. Leland Strange, a director of Solomon, will receive a commission of $100,000, Intelligent Systems Corporation, of which Mr. Strange is an officer, director and shareholder, will receive a commission of $50,000 and, pursuant to an agreement between Mr. Strange and Solomon, a charitable organization will receive $725,000. Great Plains will pay this $875,000 immediately after the consummation of the merger. The cash portion of the merger consideration has been reduced to reflect the obligation of Great Plains to pay this $875,000. It is also anticipated that after closing of the merger Great Plains will appoint Mr. Strange to the Great Plains board of directors, to serve until Great Plains' next annual shareholders meeting, at which time he would be required to stand for election by the shareholders. Michael Rupe, the President, Chief Executive Officer and a director of Solomon, will receive a $75,000 payment pursuant to his employment agreement if the merger is completed. Certain executive officers and directors will also receive Great Plains options in exchange for Solomon options, all or substantially all of which will become fully vested when the merger is effective. In addition, Mr. Rupe would be entitled to severance payments equal to one year's base salary in the event his employment is terminated by Great Plains or Great Plains requires Mr. Rupe to relocate in connection with the merger. Great Plains does not anticipate that Mr. Rupe will be terminated or required to relocate in connection with the merger.

Indemnification (See page 39)

    Gary M. Harpst, Vernon M. Strong and Jack W. Ridge have agreed to indemnify Great Plains, Solomon and their officers, directors, employees, agents, shareholders and subsidiaries against losses or damages relating to any misrepresentations in the warranties of Solomon or Messrs. Harpst, Strong and Ridge, failure of Solomon or Messrs. Harpst, Strong or Ridge to perform any agreements in the merger agreement, and third-party claims relating to Solomon's business prior to the merger. The escrow fund to be established at the closing of the merger described above in "Escrow Fund," will be used as partial security for these indemnification obligations.

    Great Plains has agreed to indemnify Messrs. Harpst, Strong and Ridge and Solomon's officers, directors, employees, agents, shareholders and subsidiaries against losses or damages relating to any misrepresentations in Great Plains' warranties in the merger agreement, failure to perform any agreement of Great Plains in the merger agreement and third-party claims relating to Solomon's business after the merger.

    Except for misrepresentations in Solomon's warranties relating to taxes, indemnity is available for one year after consummation of the merger. A party is not entitled to seek indemnification until its claims total $1,000,000. Indemnification is capped at $10,000,000.

Non-Competition Agreements (See page 38)

    Upon the consummation of the merger, Gary M. Harpst, Vernon M. Strong and Jack W. Ridge will enter into non-competition agreements with Great Plains and Solomon. In these agreements, Messrs. Harpst, Strong and Ridge agree not to own, manage, control or be involved for specified time periods with any company that competes with Great Plains or Solomon and, in the case of Messrs. Harpst and Ridge, to have any interest in or connection to certain companies for specified time periods. Mr. Harpst will receive $225,000 in exchange for entering into his non-competition agreement. Messrs. Strong and Ridge will not be compensated for entering into the non-competition agreements.

U.S. Federal Income Tax Consequences of the Merger (See page 32)

    It is expected that the merger will be tax-free for federal income tax purposes. No gain or loss will be recognized by Great Plains, GPS Eagle or Solomon by reason of the merger. Additionally, no gain or loss will be recognized by Solomon's shareholders on their receipt of shares of Great Plains common stock in the merger. In general, however, Solomon's shareholders will recognize taxable gain for U.S. federal income tax purposes to the extent that they receive cash in the merger. It is a non-waivable condition to the merger that Solomon receive an opinion from Ernst & Young LLP to the effect that the merger constitutes a tax-free reorganization within the meaning of the U.S. Internal Revenue Code. Solomon's shareholders should consult their tax advisors for a full understanding of the tax consequences of the merger.

Antitrust Approval Required to Complete the Merger (See page 31)

    The merger is subject to U.S. antitrust laws. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission. However, we are not permitted to complete the merger until the applicable waiting period has expired or been terminated. On May 5, 2000, Great Plains and Solomon were notified that the waiting period had been terminated. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before or after its completion.

Restrictions on the Ability to Sell Great Plains Common Stock (See page 34)

    All shares of Great Plains common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of Solomon for purposes of the Securities Act of 1933. Shares of Great Plains common stock held by these affiliates may only be sold pursuant to an effective registration statement or exemption. This proxy statement/prospectus does not register the resale of stock held by affiliates.

Dissenter's Rights (See page 34)

    Under Ohio law, you are entitled to certain dissenter's rights in connection with the merger if you comply with the necessary procedural requirements. See "Dissenter's Rights For Solomon Shareholders."

Surrender of Stock Certificates (See page 36)

    Following the effective time of the merger, Great Plains will cause a letter of transmittal to be mailed to all holders of Solomon common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned by the holder as instructed in the letter of transmittal.

Certain Effects of the Merger (See page 105)

    Upon consummation of the merger, Solomon shareholders will become shareholders of Great Plains. The internal affairs of Great Plains are governed by the Minnesota Business Corporation Act and Great Plains' articles of incorporation and bylaws. The merger will result in certain differences in the rights of Solomon shareholders. See "Comparison of Rights of Shareholders of Great Plains and Solomon."

Forward-Looking Statements in this Proxy Statement/Prospectus

    This proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Great Plains' and Solomon's financial condition, results of operations and business and the expected impact of the merger on Great Plains' financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 9 of this proxy statement/ prospectus.

Great Plains Historical and Pro Forma Summary Consolidated Financial Data

    The summary consolidated financial data below should be read in conjunction with Great Plains' Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and related Notes of Great Plains, and the Unaudited Pro Forma Combined Condensed Financial Information included elsewhere in this proxy statement/prospectus.

    For information regarding determination of the number of shares used to compute net income per share, see Note 1 of Notes to Consolidated Financial Statements.

						Pro Forma Twelve Months Ended May 31, 1999	Pro Forma Nine Months Ended Feb. 29, 2000
				Nine Months Ended
	Year Ended May 31,
				February 28, 1999	February 29, 2000
	1997	1998	1999
	(in thousands, except share and per share amounts)
Statement of Income Data:
Total revenues	$57,120	$85,659	$134,907	$94,780	$135,291	$202,274	$190,458
Operating income (loss) (1)	5,293	4,376	17,713	11,867	12,370	(30,601)	(22,623)
Income tax provision	2,207	3,203	8,520	5,603	8,645	3,470	4,362
Net income (loss)	3,644	4,447	12,785	8,406	7,982	(32,616)	(24,233)
Basic net income (loss) per share (2)	(1.78)	0.33	0.90	0.61	0.51	(1.82)	(1.26)
Diluted net income (loss) per share	$0.36	$0.32	$0.86	$0.58	$0.49	$(1.82)	$(1.26)
Shares used in computing income (loss) per common share:
Basic	7,629,460	13,381,414	14,231,102	13,828,243	15,639,805	17,897,477	19,306,180
Diluted	10,003,349	14,089,092	14,872,579	14,511,467	16,356,893	17,897,477	19,306,180

	February 29, 2000	Pro Forma February 29, 2000
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$91,656	$65,454
Total assets	$284,649	$510,638
Working capital	$62,645	$26,487
Deferred revenues	$39,876	$55,185
Total stockholders' equity	$202,735	$376,289

(1)
Operating income, excluding the pro forma, has been reduced by amortization of acquired intangibles of $117,000, $187,000 and $1,078,000 for the years ended May 31, 1997, 1998 and 1999, respectively, and reduced by amortization of acquired intangibles of $786,000 and $2,869,000 for the nine month periods ended February 28, 1999 and February 29, 2000, respectively. Pro forma operating income (loss) has been reduced by amortization of acquired intangibles of $46,510,000 and $37,169,000 for the twelve months ended May 31, 1999 and nine months ended February 29, 2000, respectively.

(2)
For the fiscal year ended May 31, 1997, basic net income per share is lower than the diluted net income per share due to the fact that net income available to common shareholders for the basic calculation is reduced by the increase in carrying value of the mandatorily redeemable preferred stock. See "Earnings Per Share" in Note 1 of Notes to the Consolidated Financial Statements.

Solomon Summary Consolidated Financial Data

    The summary consolidated financial data below should be read in conjunction with Solomon's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes of Solomon included elsewhere in this proxy statement/prospectus.

	Year Ended March 31,
	1998	1999	2000
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Total revenues	$45,740	$56,631	$57,266
Operating income (loss) (1)	520	(680)	(1,749)
Income tax provision (benefit)	769	177	(185)
Net loss	(550)	(1,180)	(1,924)
Basic net loss per share	(0.17)	(0.34)	(0.55)
Diluted net loss per share	$(0.17)	$(0.34)	$(0.55)
Shares used in computing loss per common share:
Basic	3,256,279	3,434,317	3,509,630
Diluted	3,256,279	3,434,317	3,509,630

March 31, 2000
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$1,951
Total assets	$26,690
Working capital	$(5,672)
Deferred revenues	$11,708
Long term debt and capital lease obligations less current portion	$2,745
Total stockholders' equity	$2,384

(1)
Operating loss has been reduced by amortization of acquired intangibles of approximately $228,000, $548,000 and $705,000 for the years ended March 31, 1998, 1999 and 2000, respectively, and reduced by $1,275,000 for acquired in process research and development for the year ended March 31, 1998.

RISK FACTORS

    By voting in favor of the merger, you will be choosing to invest in Great Plains common stock. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to approve the merger agreement.

Risks relating to the Merger

The nature and value of the consideration to be received by Solomon shareholders is subject to change.

    Upon completion of the merger, each share of Solomon common stock will be exchanged for a combination of Great Plains common stock and cash. As explained elsewhere in this proxy statement/ prospectus, the amounts of Great Plains common stock and cash to be received by each Solomon shareholder will not be fixed until the day of the merger. Neither Great Plains nor Solomon has the right to "walk away" from the merger solely because of changes in the market price of Great Plains common stock. Accordingly, the specific amount and dollar value of Great Plains common stock to be received by you upon completion of the merger will depend on the market value of Great Plains common stock at the time of completion of the merger. We cannot predict the market price of Great Plains common stock at the completion of the merger or after the completion of the merger.

Great Plains and Solomon may not be successfully integrated, and anticipated benefits of the merger may not be realized.

    The integration of Great Plains and Solomon will be a complex, time consuming and expensive process and may disrupt business operations if not completed in a timely and efficient manner. In addition, anticipated synergies from the merger may not materialize. Failure to successfully integrate Great Plains' and Solomon's businesses or receive the anticipated benefits could have a material adverse effect on Great Plains' business, financial condition and operating results.

Announcement of the merger or failure to complete the merger could negatively impact Solomon's business and operations.

    Solomon's customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Solomon customers could have a material adverse effect on Solomon's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective Solomon employees may experience uncertainty about their future role with Great Plains until Great Plains' strategies with regard to Solomon are executed. This may adversely affect Solomon's ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and Solomon's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect, Solomon is prohibited from soliciting, initiating, encouraging, or entering into a transaction with any party other than Great Plains that would result in the acquisition of Solomon.

Risks relating to Great Plains

Great Plains may not be able to market and sell products if it is unable to maintain a strong partner network.

    Great Plains does not maintain a direct sales force; rather, it relies exclusively on its partner network to sell its solutions. Great Plains' partners may not aggressively market Great Plains products and services or maintain their relationships with Great Plains. Failure to maintain these relationships and to develop new partner relationships in the future could have a material adverse effect on Great Plains' business.

    Great Plains' ability to achieve significant future revenue growth will depend in large part on adding new partners, leveraging its relationships with existing partners and the partners' ability to implement their growth plans. Great Plains or its partners may not be able to achieve these goals. Great Plains' inability or its partners' inability to do so could have a material adverse effect on Great Plains' business, results of operations and financial condition.

Demand for Great Plains' products may decrease if Great Plains is unable to anticipate and adapt for rapidly changing technology.

    Great Plains' markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer and partner demands. Great Plains' future success will depend on its ability to adapt to these rapidly changing technologies, to enhance its existing solutions, and to introduce new solutions to address its customers' and partners' changing demands. Great Plains may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of Great Plains' current and prospective customers and must achieve significant market acceptance.

Demand for Great Plains' products may decrease if mid-market businesses fail to adopt Microsoft technologies or Great Plains' products become incompatible with new developments in these technologies.

    Great Plains' software products are designed for Microsoft technologies, including Windows 2000, Windows NT and SQL Server. In addition, its products utilize other Microsoft technologies, including Visual Basic for Applications and Site Server. Although Great Plains believes that Microsoft technologies will continue to be widely utilized by mid-market businesses, Great Plains cannot assure you that mid-market businesses will adopt these technologies as anticipated or will not in the future migrate to other computing platforms or technologies that Great Plains does not currently support. Moreover, Great Plains' strategy requires that its products and technologies continue to be compatible with new developments in Microsoft's technologies.

Great Plains' management and internal systems may be inadequate to handle potential growth of its sales and workforce.

    Great Plains' growth has resulted in increased responsibilities placed upon its management and has placed added pressures on its internal systems. Continued growth will require it to implement additional systems and controls and to expand, train and manage a larger workforce. Great Plains cannot assure you that the systems and management skills currently in place will be adequate if Great Plains continues to grow. In addition, from time to time Great Plains may acquire businesses, products, services and technologies that are complementary to Great Plains, or that allow it to enter into new markets. These acquisitions would place additional demands upon Great Plains' management.

Demand for Great Plains' products may decrease if Great Plains is unable to compete successfully in the mid-market business software market.

    The market for business management solutions is highly competitive. Great Plains expects this competition to intensify, particularly in the mid-market. Many of Great Plains' competitors have greater financial, marketing and technical resources than Great Plains does. Great Plains cannot assure you that it will be able to compete successfully against these companies. In addition, new Internet-focused companies may become significant competitors.

Great Plains may be unable to identify or complete suitable acquisitions and investments, and any acquisitions and investments Great Plains does complete may create business difficulties or dilute Great Plains' shareholders.

    Great Plains may acquire or make investments in complementary businesses, products, services or technologies. Great Plains cannot assure you that it will be able to identify suitable acquisitions or investment candidates. Even if Great Plains identifies suitable candidates, Great Plains cannot assure you that it will be able to make acquisitions or investments on commercially acceptable terms. If Great Plains acquires a company, Great Plains may have difficulty assimilating its personnel and operations into Great Plains' operations. In addition, the acquired company's key personnel may decide not to work for Great Plains. Great Plains may also have difficulty in assimilating acquired businesses, products, services and technologies into its operations. These difficulties could disrupt Great Plains' ongoing business, distract its management and workforce, increase its expenses and adversely affect its results of operations. Furthermore, Great Plains may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to Great Plains' shareholders.

Anticipated fluctuations in Great Plains' quarterly revenue and operating results may result in reduced profitability and lead to reduced prices for Great Plains stock.

    Great Plains' quarterly revenue and operating results have varied in the past and can be expected to vary in the future. As a result, Great Plains cannot assure you that it will be able to maintain profitability on an annual or quarterly basis. It is possible that in some future quarters its operating results will fall below its expectations or those of market analysts and investors. In that event, the price of Great Plains common stock would likely decrease.

    Most of Great Plains' quarterly revenue results from orders booked in that quarter. Great Plains establishes expenditure levels based on its expectation for future revenue. If revenue levels are below expectation, expenses could be disproportionately high. In addition, Great Plains' business has experienced and may continue to experience seasonality.

Great Plains may face increased competition and downward price pressure if Great Plains is unable to protect its intellectual property rights.

    Great Plains relies on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions to protect its intellectual property rights. Great Plains cannot assure you that these protections will be adequate to prevent its competitors from copying or reverse-engineering Great Plains' products, or that its competitors will not independently develop technologies that are substantially equivalent or superior to those of Great Plains. Great Plains makes source code available to certain of its partners and customers. This availability may increase the likelihood of misappropriation or other misuse of Great Plains' intellectual property.

    Great Plains has no patents. Existing copyright and trademark laws afford only limited protection for Great Plains' intellectual property rights and will not protect Great Plains' rights if competitors independently develop similar products. While Great Plains licenses the eEnterprise product under signed license agreements, Dynamics and Great Plains Accounting are licensed under "shrink wrap" licenses not signed by the licensees. These non-negotiable license agreements found printed on the software packaging may be unenforceable under the laws of certain jurisdictions. In addition, the laws of certain countries where Great Plains sells products do not protect its products and intellectual property rights to the same extent as the laws of the United States.

Great Plains may face intellectual property infringement claims which would be costly to resolve.

    Although Great Plains has never been the subject of a material intellectual property dispute, Great Plains cannot assure you that a third party will not assert that Great Plains' technology violates its intellectual property rights. As the number of software products in its target markets increases and the functionality of these products further overlap, Great Plains believes that all software developers may become increasingly subject to infringement claims. Any infringement claims, whether with or without merit, can be time consuming and expensive to defend. Great Plains cannot assure you that third parties will not assert infringement claims against it in the future with respect to Great Plains' current or future products or that any infringement claim assertions will not require it to enter into royalty arrangements that could be costly.

Difficulties presented by international economic, political, legal, accounting and business factors could negatively affect Great Plains' business in international markets.

    Great Plains has operations in a number of international markets. Great Plains intends to continue to expand its international operations and its international sales and marketing efforts. Its international business is subject to many risks, including:

  •
  local economic and market conditions
  •
  political and economic instability
  •
  difficulties in enforcing intellectual property and contract rights
  •
  difficulties in tailoring Great Plains' products to fit local accounting principles, rules, regulations, language, tax codes and customs
  •
  fluctuations in currency exchange rates
  •
  difficulties and costs of staffing and managing foreign operations
  •
  the need for compliance with a wide variety of foreign and United States export regulations

These risks may materially and adversely affect Great Plains' business, results of operations or financial condition.

Great Plains' stock price is volatile.

    The trading price of Great Plains common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in Great Plains' operating results, developments or disputes concerning intellectual property rights, technological innovations or new products, governmental regulatory action, general conditions in the accounting and financial management software industry, increased price competition, changes in earnings estimates by analysts or other events or factors, many of which are beyond its control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many computer software companies and which have often been unrelated to the operating performance of these companies.

Concentration of ownership may give some shareholders substantial influence and may prevent or delay a change in control.

    As of March 31, 2000, Great Plains' executive officers and directors, in the aggregate, beneficially owned approximately 27.4% of Great Plains' outstanding common stock. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Great Plains.

Great Plains' charter documents and Minnesota law may discourage an acquisition of Great Plains.

    Provisions of Great Plains' articles of incorporation and by-laws and Minnesota law could make it more difficult for a third-party to acquire Great Plains, even if doing so would be beneficial to its shareholders.

COMPARATIVE UNAUDITED PER SHARE DATA

Financial Data

    The following table presents selected unaudited per share data with respect to Great Plains common stock on a historical and a pro forma combined basis, and with respect to Solomon common stock on a historical and pro forma equivalent basis after giving effect to the proposed merger using the purchase method of accounting. This pro forma combined per share data was derived from financial information in the Unaudited Pro Forma Combined Condensed Financial Information appearing elsewhere in this proxy statement/prospectus and includes the operations of FRx Software which was acquired by Great Plains in March of 2000. The calculation of Solomon's equivalent per share amounts for existing Solomon shareholders is based on a conversion ratio of     shares of Great Plains common stock per share of Solomon common stock. This ratio assumes that (1) the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000 and (2) the mean trading price of Great Plains common stock on the last trading day prior to the merger is $    (the amount it was on the last trading day prior to the date of this proxy statement/prospectus). Because both the value of Great Plains common stock and the numbers of Solomon shares and options outstanding cannot be determined until the time of the merger, the actual conversion ratio cannot be determined until that time as well. This data should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Information and related Notes included elsewhere in this proxy statement/prospectus, and the separate historical financial statements and related notes of Great Plains, Solomon, and FRx also included elsewhere in this proxy statement/prospectus. The pro forma data is not necessarily indicative of amounts which would have been achieved had the merger been consummated at the beginning of the periods presented and should not be construed as representative of future operations.

Great Plains:	Year Ended May 31, 1999	Nine Months Ended February 29, 2000
Net income (loss)—diluted per share
Historical	$0.86	$0.49
Pro forma(1)	$(1.82)	$(1.26)
Dividends
Historical	—	—
Pro forma	—	—
Book Value
Historical	$8.67	$12.30
Pro forma		$19.49
Solomon(2):	Year Ended March 31, 1999		Nine Months Ended March 31, 2000
Net income (loss)—diluted per share
Historical		$(0.34)		$0.11
Equivalent pro forma	$		$
Dividends
Historical		—		—
Equivalent pro forma		—		—
Book value
Historical		$1.22		$0.68
Equivalent pro forma			$

(1)
Includes pro forma adjustments relating to amortization expense of acquired intangibles of $45.1 million and $33.8 million due to proposed merger with Solomon and acquisition of FRx for the twelve months ended May 31, 1999 and the nine months ended February 29, 2000, respectively. These pro forma adjustments were the primary contributor to creating the pro forma net loss.
(2)
Historical data for Solomon is based upon Solomon's year ended March 31, 1999 and the nine months ended March 31, 2000. The equivalent pro forma amount is based upon the pro forma statement totals included in the Unaudited Pro Forma Combined Condensed Financial Information appearing elsewhere in this proxy statement/prospectus and a conversion ratio of     .

Market Price Data

    Great Plains common stock is quoted on The Nasdaq National Market under the symbol "GPSI." There is no public market for Solomon common stock. The table below presents the closing price per share of Great Plains common stock on The Nasdaq National Market on May 1, 2000, the last full trading day immediately preceding the public announcement of the proposed merger, and on            , 2000, the most recent practicable date prior to the mailing of this proxy statement/prospectus, as well as the "equivalent price per share" of Solomon common stock as of those dates. The "equivalent price per share" of Solomon common stock represents the closing price per share for Great Plains common stock on The Nasdaq National Market multiplied by the number of shares of Great Plains common stock payable under the merger agreement in exchange for each share of Solomon common stock, plus the amount of cash payable under this agreement in exchange for each share of Solomon common stock, in each case assuming that the mean trading price per share of Great Plains common stock as of the last trading day prior to completion of the merger were equal to the closing price per share of Great Plains common stock as of the particular date under consideration. Because of market price fluctuations, the "equivalent price per share" may be greater than or less than the value of Great Plains common stock and cash that a Solomon shareholder will receive for each share of Solomon common stock in connection with the merger. Shareholders should obtain current market quotations for shares of Great Plains common stock prior to making any decision with respect to the merger.

	Great Plains Common Stock (historical price per share)		Solomon Common Stock (equivalent price per share)
May 1, 2000		$41.250		$30.573
, 2000	$		$

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
Great Plains Software, Inc.

    The following unaudited pro forma combined condensed balance sheet as of February 29, 2000 and the unaudited pro forma combined condensed income statements for the nine months ended February 29, 2000 and for the year ended May 31, 1999 give the effect of the proposed acquisition of Solomon and the acquisition of FRx as if they occurred on February 29, 2000 for the purposes of the balance sheet and as of June 1, 1999 and June 1, 1998, respectively, for purposes of the income statements. The unaudited pro forma information is based on the historical financial statements of Great Plains, Solomon and FRx, giving effect to the transactions under the purchase method of accounting and the assumptions of adjustments in the accompanying notes to the pro forma combined condensed financial statements.

    Great Plains has agreed to pay aggregate consideration to Solomon shareholders and optionholders of 2,600,000 shares of Great Plains common stock plus $33,250,000 in cash, subject to the following adjustment. While the aggregate value of the consideration is to be equal to the value of the cash and stock just described (valuing each share of Great Plains common stock as the mean between the highest and lowest trading price on the last trading day prior to the merger), the cash and stock portions are subject to adjustment in order to limit to no more than 19.9% the cash portion of the consideration payable to Solomon shareholders (after setting aside the number of shares needed to cover Solomon options).

    Assuming that (1) the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000 and (2) the mean trading price of Great Plains common stock on the last trading day prior to the merger is $41.25 (the closing price of Great Plains common stock on May 1, 2000), Great Plains would pay cash consideration of $21,688,000 and stock consideration of 2,880,000 shares of Great Plains common stock in the merger. Because both the value of Great Plains common stock and the numbers of Solomon shares and options outstanding cannot be determined until the time of the merger, the actual cash and stock consideration cannot be determined until that time as well. The value of Great Plains common stock to be issued in determining total consideration in these pro forma statements is calculated using the average Great Plains common stock price shortly before and after the announcement of the proposed acquisition of Solomon.

    On March 17, 2000, Great Plains acquired FRx by the issuance of approximately 786,000 shares of Great Plains common stock and $12,250,000 in cash. The value of Great Plains common stock issued in determining total consideration in these pro forma statements was calculated using the average Great Plains common stock price shortly before and after the announcement of the acquisition of FRx.

    Great Plains has a fiscal year end of May 31 while Solomon has and FRx had, prior to being acquired by Great Plains, fiscal year ends of March 31 and June 30, respectively. As a result, the unaudited pro forma combined condensed balance sheet includes Solomon's audited balance sheet as of March 31, 2000 and FRx's unaudited balance sheet as of December 31, 1999. The unaudited pro forma combined condensed income statement for the nine months ended February 29, 2000 includes Solomon's unaudited income statement for the nine months ended March 31, 2000 and FRx's unaudited income statement for the nine months ended December 31, 1999. The unaudited pro forma combined condensed income statement for the year ended May 31, 1999 includes Solomon's unaudited income statement for the twelve months ended June 30, 1999 and FRx's unaudited income statement for the twelve months ended March 31, 1999.

    Great Plains' management has prepared the unaudited pro forma combined condensed financial statements based upon the financial information of Great Plains, Solomon and FRx. The pro forma adjustments are based on estimates and assumptions at the time of the filing of this proxy statement/ prospectus that Great Plains, Solomon and FRx believe are reasonable. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of those assets and liabilities at the effective time of the acquisitions. The estimates and assumptions will be adjusted upon issuance of final valuation reports.

    The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations which would actually have been reported had the acquisitions been in effect during these periods or results which may be reported in the future. These unaudited pro forma combined condensed financial statements should be read in conjunction with the separate audited and unaudited financial statements and related notes of Great Plains, Solomon and FRx included elsewhere in this proxy statement/ prospectus.

Great Plains Software, Inc.

Pro Forma Combined Condensed Balance Sheet

February 29, 2000

(In Thousands)
(Unaudited)

	Great Plains	Solomon	FRx	Pro Forma Adjustments for Solomon		Pro Forma Adjustments for FRx		Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$28,092	$1,951	$5,789			$(12,254)	(a)	$23,578
Investments	63,564			$(21,688	)(a)			41,876
Accounts receivable, net	30,473	9,193	3,616	(173	)(b)	$(270	)(b)	42,839
Deferred income tax assets	6,049	2,879	499	250	(j)			9,677
Other current assets	6,904	1,806	799					9,509

Total current assets	135,082	15,829	10,703	(21,611)		(12,524)		127,479
Property and equipment, net	40,362	4,468	1,671					46,501
Goodwill and other intangibles, net	94,398	5,643		147,608	(d)	77,839	(d)	325,488
Deferred income tax assets	3,113	—	319					3,432
Other assets	11,694	750	294			(5,000	)(e)	7,738

Total assets	$284,649	$26,690	$12,987	$125,997		$60,315		$510,638

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$7,465	$4,510	$301	$(173	)(b)	$(270	)(b)	$11,833
Accrued expenses	23,272	3,934	1,915	1,125	(f)			30,246
Deferred revenue	39,876	11,708	5,252			(1,651	)(b)	55,185
Current portion of long-term debt and capital leases	1,824	1,348	556					3,728

Total current liabilities	72,437	21,500	8,024	952		(1,921)		100,992
Long-term liabilities:
Deferred income tax liabilities	2,869			13,419	(d)	7,076	(d)	23,364
Minority interest		61						61
Long-term debt and capital leases, net of current portion	6,608	2,745	579					9,932

Total liabilities	81,914	24,306	8,603	14,371		5,155		134,349
Mandatorily redeemable preferred stock			5,724			(5,724	)(g)	—
Stockholders' equity:
Preferred stock			6			(6	)(g)	—
Common stock	165	4,853	59	(4,824)	(g)	(51	)(g)	202
Treasury stock		(1,442)	(124)	1,442	(g)	124	(g)	—
Additional paid-in capital	181,322		324	113,981	(g)	59,212	(g)	354,839
Deferred compensation			(311)			311	(g)	—
Accumulated other comprehensive loss	(1,252)							(1,252)
Retained earnings (deficits)	22,500	(1,027)	(1,294)	1,027	(g)	1,294	(g)	22,500

Total stockholders' equity	202,735	2,384	(1,340)	111,626		60,884		376,289

Total liabilities and stockholders' equity	$284,649	$26,690	$12,987	$125,997		$60,315		$510,638

Great Plains Software, Inc.

Pro Forma Combined Condensed Income Statement

For Twelve Months Ended May 31, 1999

(In Thousands Except Share and Per Share Amounts)
(Unaudited)

	Great Plains	Solomon	FRx	Pro Forma Adjustments for Solomon		Pro Forma Adjustments for FRx		Pro Forma Combined
Revenues:
License	$79,685	$29,798	$9,091	$(944	)(b)	$(2,305	)(b)	$115,325
Service	55,222	25,628	7,298	(480	)(b)	(719	)(b)	86,949

Total revenues	134,907	55,426	16,389	(1,424)		(3,024)		202,274
Cost of revenues:
License	19,355	4,455	116	(944	)(b)	(2,305	)(b)	20,677
Service	18,350	15,505	4,574	(480	)(b)	(719	)(b)	37,230

Total cost of revenues	37,705	19,960	4,690	(1,424)		(3,024)		57,907
Gross profit	97,202	35,466	11,699	—		—		144,367
Operating expenses:
Sales and marketing	47,845	16,434	5,061					69,340
Research and development	19,486	11,850	5,349					36,685
General and administrative	11,080	8,792	2,561					22,433
Amortization of acquired intangibles	1,078	342		29,522	(h)	15,568	(h)	46,510

Total operating expenses	79,489	37,418	12,971	29,522		15,568		174,968

Operating income (loss)	17,713	(1,952)	(1,272)	(29,522)		(15,568)		(30,601)
Other income (expense), net	3,592	281	(44)	(1,084	)(i)	(613	)(i)	2,132

Income (loss) before income taxes	21,305	(1,671)	(1,316)	(30,606)		(16,181)		(28,469)
Income tax provision (benefit)	8,520	286	(558)	(3,118	)(c)	(1,660	)(c)	3,470

Income (loss) before minority interest	12,785	(1,957)	(758)	(27,488)		(14,521)		(31,939)
Minority interest in net income of subsidiary		677						677

Net income (loss)	$12,785	$(2,634)	$(758)	$(27,488)		$(14,521)		$(32,616)

Basic EPS	$0.90							$(1.82)
Diluted EPS	$0.86							$(1.82)
Shares used in computing basic EPS	14,231,102							17,897,477
Shares used in computing diluted EPS	14,872,579							17,897,477

Great Plains Software, Inc.
Pro Forma Combined Condensed Income Statement
For Nine Months Ended February 29, 2000
(In Thousands Except Share and Per Share Amounts)
(Unaudited)

	Great Plains	Solomon	FRx	Pro Forma Adjustments for Solomon		Pro Forma Adjustments for FRx		Pro Forma Combined
Revenues:
License	$75,766	$21,208	$6,523	$(830)	(b)	$(1,712)	(b)	$100,955
Service	59,525	23,955	8,046	(768)	(b)	(1,255)	(b)	89,503

Total revenues	135,291	45,163	14,569	(1,598)		(2,967)		190,458
Cost of revenues:
License	18,927	3,015	122	(830)	(b)	(1,712)	(b)	19,522
Service	22,054	14,593	4,694	(768)	(b)	(1,255)	(b)	39,318
Amortization of acquired intangibles	284	—	—					284

Total cost of revenues	41,265	17,608	4,816	(1,598)		(2,967)		59,124

Gross profit	94,026	27,555	9,753					131,334
Operating expenses:
Sales and marketing	45,396	12,745	4,795					62,936
Research and development	21,917	8,202	5,254					35,373
General and administrative	11,758	5,393	1,612					18,763
Amortization of acquired intangibles	2,585	483		22,141	(h)	11,676	(h)	36,885

Total operating expenses	81,656	26,823	11,661	22,141		11,676		153,957

Operating income (loss)	12,370	732	(1,908)	(22,141)		(11,676)		(22,623)
Other income (expense), net	4,257	(221)	35	(813)	(i)	(460)	(i)	2,798

Income (loss) before income taxes	16,627	511	(1,873)	(22,954)		(12,136)		(19,825)
Income tax provision (benefit)	8,645	51	(751)	(2,338)	(c)	(1,245)	(c)	4,362

Income (loss) before minority interest	7,982	460	(1,122)	(20,616)		(10,891)		(24,187)
Minority interest in net income of subsidiary		46						46

Net income (loss)	$7,982	$414	$(1,122)	$(20,616)		$(10,891)		$(24,233)

Basic EPS	$0.51							$(1.26)
Diluted EPS	$0.49							$(1.26)

Shares used in computing basic EPS	15,639,805							19,306,180
Shares used in computing diluted EPS	16,356,893							19,306,180

Great Plains Software, Inc.
Notes to Unaudited Pro Forma Combined
Condensed Financial Statements

1.
Basis of Pro Forma Presentation

    The unaudited pro forma combined condensed financial statements of Great Plains have been prepared on the basis of assumptions relating to the allocation of consideration paid to the assets and liabilities of Solomon and FRx based on preliminary estimates. The actual allocation of the amount of the consideration may differ from that reflected in these unaudited pro forma combined condensed financial statements after valuations and other procedures have been completed. Below are tables of the estimated acquisition costs, estimated purchase price allocation and estimated amortization of acquired intangible assets for Solomon and FRx (in thousands):

Solomon
Estimated acquisition price:
Value of securities issued	$113,760
Cash consideration paid	21,688
Acquisition costs	1,125

136,573
Deferred tax liability	13,419

Total	$149,992

Estimated purchase price allocation:
Tangible and intangible net assets acquired	$2,384
Goodwill	114,061
Identifiable intangible assets	33,547

Total	$149,992

Estimated amortization of goodwill and identifiable intangible assets (based on amortization period of five years)
For the twelve months ended May 31, 1999	$29,522

For the nine months ended February 29, 2000	$22,141

FRx
Estimated acquisition price:
Value of securities issued	$59,544
Cash consideration paid	12,254

71,798
Deferred tax liability	7,076

Total	$78,874

Estimated purchase price allocation:
Tangible and intangible net assets acquired	$1,035
Goodwill	60,149
Non-compete agreements	2,520
Other identifiable intangible assets	15,170

Total	$78,874

Estimated amortization of goodwill, non-compete agreements and other identifiable intangible assets (based on amortization period of five years)
For the twelve months ended May 31, 1999	$15,568

For the nine months ended February 29, 2000	$11,676

2.
Pro Forma Adjustments

(a)
Adjustments to reflect the cash portion of the consideration paid for the proposed acquisition of Solomon and the acquisition of FRx. The cash and number of shares issued for the proposed Solomon acquisition were based on the May 1, 2000 closing stock price of Great Plains. The value of the Great Plains common stock issued used for determining consideration of purchase price was calculated using the average Great Plains common stock price shortly before and after the announcements of the proposed acquisition of Solomon and the acquisition of FRx.

(b)
Adjustments represent the elimination of intercompany activity between Great Plains, Solomon and FRx, including such items as accounts receivable, accounts payable, deferred revenues, revenues and cost of revenues.

(c)
Income tax expense adjustment is the result of a tax benefit equal to 40% of the lost interest income and recognition of the reduction of the defered tax liability associated with the amortization of the estimated acquired identifiable intangible assets associated with the proposed acquisition of Solomon and the acquisition of FRx.

(d)
Goodwill and other intangible asset adjustments represent the consideration paid in excess of the fair value of net assets acquired. The allocation of the goodwill and intangible assets and the related deferred tax liabilities are preliminary and the actual allocation could differ when appraisals by a third party are completed. In addition, subsequent changes to the net asset/liability position from the pro forma dates presented will have an impact on the goodwill and acquired intangible assets and the related amortization.

(e)
Eliminates the investment Great Plains had in FRx prior to the acquisition.

(f)
Amount represents the accrual of estimated acquisition costs related to a finder's fee and other professional fees.

(g)
Adjustments to reflect the removal of the existing equity and replace with the stock consideration provided for the proposed acquisition of Solomon and the acquisition of FRx. The cash and number of shares issued for the proposed Solomon acquisition were based on the May 1, 2000 closing stock price of Great Plains. The value of Great Plains common stock issued was calculated using the average Great Plains common stock price shortly before and after the announcements of the proposed acquisition of Solomon and the acquisition of FRx.

(h)
Amount represents the amortization of goodwill and other acquired intangibles related to the proposed acquisition of Solomon and the acquisition of FRx based on an estimated life of five years. In addition, subsequent changes to the net asset/liability position from the pro forma dates presented will have an impact on the goodwill and acquired intangible assets and the related amortization.

(i)
Adjustments represent the interest income lost at an assumed investment rate of 5% due to the cash paid for the proposed acquisition of Solomon and the acquisition of FRx.

(j)
Adjustment represents the reversal of the deferred tax valuation allowance as it is deemed by management that it is not necessary on a combined basis.

MARKET PRICE AND DIVIDEND INFORMATION

Great Plains

    The table below presents the high and low closing sales prices per share of Great Plains common stock for the periods indicated, as quoted on The Nasdaq National Market.

	Great Plains Common Stock
	High	Low
First Quarter Fiscal 1998 (from June 20, 1997 through August 31, 1997)	$35.000	$23.750
Second Quarter Fiscal 1998	29.250	21.500
Third Quarter Fiscal 1998	33.625	20.500
Fourth Quarter Fiscal 1998	39.250	29.500
First Quarter Fiscal 1999	39.500	31.625
Second Quarter Fiscal 1999	48.250	30.125
Third Quarter Fiscal 1999	49.000	39.563
Fourth Quarter Fiscal 1999	42.000	26.750
First Quarter Fiscal 2000	49.000	37.375
Second Quarter Fiscal 2000	63.625	44.000
Third Quarter Fiscal 2000	82.938	53.625
Fourth Quarter Fiscal 2000 (through , 2000)	67.688	37.188

    Great Plains has never declared or paid a cash dividend. Great Plains anticipates that it will continue to retain any earnings for the foreseeable future for use in its operations. As of May 5, 2000, there were approximately 360 holders of record of Great Plains common stock, representing a substantially larger number of shareholder accounts.

Solomon

    There is no public market for Solomon common stock. As of May 5, 2000, there were approximately 240 holders of record of Solomon common stock. Solomon has not declared or paid a cash dividend on its common stock in the last ten years.

THE SPECIAL MEETING OF SOLOMON SHAREHOLDERS

    This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Solomon common stock by the Solomon board of directors for use at the special meeting of Solomon shareholders.

Date, Time and Place of the Special Meeting

    The special meeting will be held on [day], June   , 2000 at      a.m., local time, at the Findlay Inn and Conference Center, 200 East Main Cross Street, Findlay, Ohio.

Matters to be Considered at the Special Meeting

    At the special meeting, shareholders of Solomon will be asked to consider and vote upon

  •
  a proposal to approve the merger agreement; and

  •
  a proposal to approve the accelerated vesting of certain Solomon stock options as a result of the merger (the 280G proposal).

Approval of the merger agreement will constitute approval of the merger and the other transactions contemplated by the merger agreement.

Record Date and Shares Entitled to Vote

    Solomon's board of directors fixed the close of business on May 1, 2000, as the record date for determination of Solomon shareholders entitled to notice of and to vote at the special meeting. As of the close of business on May 1, 2000, there were 3,564,713 shares of Solomon common stock outstanding and entitled to vote, held of record by approximately 240 shareholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Proxies received but marked as abstentions will be considered as represented by proxy for purposes of determining a quorum. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each Solomon shareholder is entitled to one vote for each share of Solomon common stock held as of the record date.

Voting of Proxies; Revocation of Proxies

    You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Solomon. All properly executed proxies received by Solomon prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the merger agreement and the 280G proposal. The business of the special meeting is limited to consideration of, and voting upon, the merger agreement and the 280G proposal. As to any procedural matters that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting those proxies.

    You may revoke your proxy at any time prior to its use by delivering a signed notice of revocation or a later-dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy. The latest dated proxy revokes an earlier dated proxy.

Vote Required

    Approval of the merger agreement by Solomon's shareholders is required by the Ohio Revised Code. This approval requires the affirmative vote of the holders of two-thirds of the shares of Solomon common stock outstanding and entitled to vote at the special meeting. Gary M. Harpst, Vernon M.

Strong and Jack W. Ridge beneficially own 72% of Solomon's outstanding shares. They have given Great Plains irrevocable proxies to vote one half of those shares in favor of the merger. They have indicated that they intend to vote the other half of those shares, which they control through various trusts, in favor of the merger, although they have no obligation to do so. Therefore, with 72% of Solomon's outstanding shares committed or likely to vote in favor of the merger, approval of the merger is likely.

    Approval of the 280G proposal requires the affirmative vote of the holders of three-fourths of the shares of Solomon common stock outstanding and entitled to vote at the special meeting, excluding those shares held or constructively owned by individuals whose accelerated vesting of certain stock options is the subject of the vote. Messrs. Harpst, Strong and Ridge have indicated they intend to vote their shares in favor of the 280G proposal.

    As of May 1, 2000, approximately 77% of the outstanding shares of Solomon's common stock were owned of record or beneficially by Solomon's directors and executive officers.

Quorum; Abstentions

    The required quorum for the transaction of business at the special meeting is a majority of the shares of Solomon common stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Solomon common stock entitled to vote, and the 280G proposal requires the affirmative vote of three-fourths of the outstanding shares of Solomon common stock entitled to vote, excluding those shares held or constructively owned by individuals whose accelerated vesting of certain stock options is the subject of the vote, abstentions will have the same effect as votes against the merger agreement and the 280G proposal. In addition, a failure of a Solomon shareholder to return a proxy will have the effect of a vote against the approval of the merger agreement and the 280G proposal.

Dissenter's Rights

    Under Ohio law, you have certain dissenter's rights with respect to your shares of Solomon common stock. These rights may only be exercised by following the procedures set out in the Ohio Revised Code. For a description of these rights and procedures, see "Dissenter's Rights for Solomon Shareholders."

Expenses of Solicitation

    All expenses of this solicitation will be borne by Solomon. In addition to solicitation by mail, the directors, officers and employees of Solomon may solicit proxies from shareholders by telephone, facsimile or in person. These directors, officers and employees will not be additionally compensated for this solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of the proxies and other soliciting materials, Solomon will request custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Solomon common stock and to request authority for the exercise of proxies. In those cases, Solomon, upon the request of the record holders, will reimburse the holders for their reasonable expenses.

Board Recommendation

    THE SOLOMON BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE 280G PROPOSAL AND RECOMMENDS THAT SOLOMON

SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND FOR APPROVAL OF THE 280G PROPOSAL.

    The matters to be considered at the special meeting are of great importance to the shareholders of Solomon. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

    Shareholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of stock certificates for Solomon common stock will be mailed to you as soon as practicable after completion of the merger.

PROPOSAL 1:
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS
THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document including the attached appendices carefully for a more complete understanding of the merger.

Background of the Merger

    Competition in accounting and business management software for the mid-market has become increasingly intense over the last few years as Microsoft platform technologies have become the standard for mid-market customers and mid-market software developers. This competition has lead to a consolidation within the mid-market. In addition, constantly changing technical aspects of the market require significant ongoing investments in research and development. Both Solomon and Great Plains believe a combination of Great Plains and Solomon will enhance the competitive position of the combined entity in its target market.

    In the past several years, Solomon's board of directors has considered a number of strategic options to finance the investment needed for Solomon to remain competitive, to enhance shareholder value and to provide liquidity for its shareholders, including an initial public offering or forming a strategic alliance with another company in the industry.

    In 1997, Solomon initiated preliminary steps to position the company for an initial public offering. However, over the next two years, due to a variety of factors, including market conditions, new product offerings and uncertain financial results, Solomon's board of directors and its advisors did not feel that the circumstances were appropriate for a successful offering.

    In the fall of 1999, one of Solomon's non-U.S. competitors contacted Solomon to express preliminary interest in combining the companies. The Solomon board of directors considered the opportunity, but felt that the company should evaluate all of its strategic options due to the need for increased investment in Solomon either through an initial public offering, another financing alternative or a business combination. Leland Strange, a Solomon board member, coordinated this evaluation. Over the next few months, several meetings and telephone conversations were held between management and a number of competitors to evaluate potential strategic alternatives.

    In December 1999, discussions between another non-U.S. competitor and Solomon's management were held to explore the terms of a possible transaction and due diligence was conducted by the competitor. In early April 2000, draft proposals outlining a business combination were exchanged. The terms contained in the draft proposals contemplated an initial cash payment to Solomon shareholders in exchange for their Solomon shares with stock of the acquiror to be transferred to shareholders if Solomon met certain sales and profit goals over the one-year period following the sale of the Solomon stock to the third-party acquiror. The total value of the transaction would have been unknown until one year after the closing of the transaction. No letter of intent was signed and discussions ceased when negotiations began with Great Plains.

    On March 29, 2000, Gary Harpst, Chairman of Solomon, and Douglas Burgum, Chief Executive Officer of Great Plains, spoke by telephone on other business matters. During that conversation, the topic of the possible combination of the companies was discussed. As a follow-up to this conversation, Leland Strange called Douglas Burgum on March 31, to further explore the potential combination of Great Plains and Solomon and explain the status of the pending negotiations with the non-U.S. competitor first contacted in December 1999. Douglas Burgum indicated the Great Plains was interested in pursuing further discussions and a number of phone conversations were held between members of the management teams of Solomon and Great Plains over the next several days.

    On April 5, 2000, a meeting of representatives of Solomon and Great Plains was held in Chicago to discuss the basic terms of a business combination. A term sheet containing the basic terms now reflected in the merger agreement was subsequently negotiated and signed on April 8, 2000.

    During the week of April 10, 2000 Great Plains' representatives traveled to the offices of Solomon in Findlay, Ohio to conduct due diligence of Solomon. During the week of April 17, Solomon representatives traveled to the offices of Great Plains in Fargo, North Dakota for due diligence of Solomon by Great Plains. Due diligence materials were also supplied by Solomon to Great Plains.

    On April 17, 2000, the Solomon board of directors held a telephonic meeting to discuss the status of negotiations with Great Plains relating to the definitive merger agreement, the status of prior discussions with other potential acquirors and the benefits of a merger with Great Plains to its shareholders, employees and distribution channel. Solomon's board authorized the Chairman, Gary Harpst, to negotiate and execute a definitive merger agreement with Great Plains.

    At its regular quarterly meeting on April 18, 2000, management of Great Plains made a presentation regarding the possible acquisition of Solomon. After discussion, the Great Plains' board of directors authorized management to proceed with negotiation and execution of a merger agreement with Solomon on substantially the terms presented in the term sheet.

    A Hart-Scott-Rodino application in contemplation of a possible merger was filed by Great Plains and Solomon with the Federal Trade Commission on April 21, 2000.

    On April 27, 2000, representatives of Solomon, including its President, Michael S. Rupe, its Chief Financial Officer, Joseph A. Young, and its outside legal counsel, met with representatives of Great Plains, including its Chief Financial Officer, Tami Reller, its Controller, David Edson, its General Counsel, Douglas Herman, its Vice President of Business Development, Dave O'Hara, and its outside legal counsel, to conduct further due diligence concerning Great Plains and to negotiate terms of a definitive merger agreement.

    A definitive merger agreement was presented to the Solomon board of directors on April 29, 2000. The board reviewed the principal terms of the merger agreement, the history of the negotiations with Great Plains, the results of its due diligence investigation of Great Plains and advantages of the merger, and Solomon's other strategic alternatives. After considerable discussion, the board unanimously adopted a resolution approving a merger with Great Plains. On May 1, 2000, the definitive merger agreement was signed by Great Plains and Solomon and Great Plains issued a press release announcing the merger.

Great Plains' Reasons for the Merger

    Great Plains' board of directors and management have identified a number of expected benefits of the merger that they believe will contribute to the success of the combined company. These benefits include:

  •
  Great Plains and Solomon have similar visions and strategies for delivering business management solutions across back office, front office, electronic business and knowledge management to the mid-market through a global network of partners dedicated to developing and maintaining customer relationships;

  •
  The investment in research and development needed to deliver next generation applications software in a global market is large. Great Plains believes that the opportunity to leverage Solomon's research and development resources in future products will provide additional value to shareholders, partners and customers;

  •
  In this highly competitive market, the merger will provide Great Plains with an additional 380 experienced mid-market team members across a broad range of business and technology disciplines;

  •
  Solomon has a strong engineering and management team that will complement the existing team of Great Plains;

  •
  Solomon has a strong and dedicated network of partners with a limited amount of overlap of partners selling both Solomon and Great Plains solutions;

  •
  Great Plains believes combining the two companies will allow it to better serve partners and customers in the mid-market with products that meet the needs of a broader range of customers in the mid-market.

Solomon's Reasons for the Merger and Board of Directors' Recommendation

    The Solomon board of directors has determined that the merger is fair to, and in the best interests of, Solomon and its shareholders and unanimously recommends that the Solomon shareholders vote for approval of the merger agreement.

    The Solomon board held two meetings at which a business combination with Great Plains was discussed. Individual members of the board were updated from time to time on developments and two members of the board, including one outside board member, participated actively in discussions and negotiations with Great Plains. The board was advised by its outside legal counsel and accounting firm. The board did not retain a financial advisor to assist it in structuring or negotiating the merger, but rather relied on members of the board and its management to negotiate and analyze the financial and other terms of the merger. In reaching its conclusion that the merger was fair to and in the best interests of Solomon and its shareholders, the board of directors considered a number of factors, including, without limitation, the following:

  •
  The combined company will be the leading developer and marketer of accounting and business management software to the mid-market;

  •
  The consolidation and intense competition currently occurring in the accounting and business management software industry for the mid-market and the problems associated with trying to continue in that industry without a strong strategic partner;

  •
  Possible operating synergies and cost savings, including (1) more efficient expenditures for sales and marketing and research and development and (2) reduced administrative expenses from consolidation of certain corporate and administrative functions;

  •
  The combined company will have greater diversity of product lines and services;

  •
  The risks associated with the independent business model of Solomon;

  •
  Given the established trading market for Great Plains common stock, the merger will provide liquidity for Solomon shareholders;

  •
  The opportunity for Solomon shareholders to participate in future growth of the combined company in the form of Great Plains common stock;

  •
  The merger will provide additional opportunities for employees of Solomon in terms of career advancement and global travel;

  •
  The treatment of the merger as a tax-free reorganization under Section 368(a) of the Code, resulting in the receipt of the stock portion of the merger consideration on a tax-free basis;

  •
  Results of the due diligence review of Great Plains by management of Solomon;

  •
  The belief that the financial and other terms of the merger agreement are fair and reasonable; and

  •
  The board's review of other strategic alternatives.

    The board also considered potentially negative factors relating to the merger, including:

  •
  The risk that the potential benefits anticipated to result from the merger presented above might not be realized;

  •
  The substantial costs that will be incurred in connection with the merger, including the amortization of large amounts of goodwill, as well as the costs of integrating the businesses and transaction expenses arising from the merger;

  •
  The risk that key sales, technical and management personnel might not continue with Great Plains due to integration difficulties or otherwise;

  •
  The risk of future dilution to former Solomon shareholders through the issuance of Great Plains common stock in mergers and acquisitions or to finance the operations of Great Plains and the issuance of options to purchase Great Plains' common stock to employees of Great Plains;

  •
  The possibility of a decline in the value of the Great Plains common stock following the merger;

  •
  The risk that the merger could harm Great Plains' or Solomon's relationships with some of its customers and strategic partners;

  •
  The possibility that the merger might not be completed, and the effect of public announcement of the merger on Solomon's ability to attract and retain key management, sales and marketing and technical personnel; and

  •
  Other potential risks described in this proxy statement/prospectus under "Risk Factors."

    The foregoing discussion of the information and factors considered by the board of directors is not intended to be exhaustive. In view of the wide variety of material factors considered in connection with their evaluation of the merger and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, the board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of management and legal, and accounting advisors. In considering the factors described above, individual members of the board of directors may have given different weight to different factors.

    FOR THE REASONS DISCUSSED ABOVE, THE SOLOMON BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT SOLOMON SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

    In considering the recommendation of Solomon's board of directors with respect to the merger agreement, you should be aware that some of the directors and officers of Solomon may have interests in the merger that are different from, or are in addition to, the interests of Solomon shareholders generally. Please see the section entitled "Interests of Certain Persons in the Merger."

Completion and Effectiveness of the Merger

    The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement by the shareholders of Solomon. The merger will become effective upon the filing of a Certificate of Merger with the State of Ohio.

    We are working towards completing the merger as quickly as possible. We expect to complete the merger in early June 2000.

Operations Following the Merger

    Following the merger, Solomon will continue its operations as a wholly-owned subsidiary of Great Plains. Upon consummation of the merger, those current officers and directors of Solomon, as are requested by Great Plains, will resign and the new officers and directors will be designated by Great Plains. The shareholders of Solomon will become shareholders of Great Plains, and their rights as shareholders will be governed by the Great Plains articles of incorporation, the Great Plains bylaws and the laws of the State of Minnesota. See "Comparison of Rights of Shareholders of Great Plains and Solomon."

    Following the merger, current directors and executive officers of Great Plains will continue to serve in their present capacities. Information with respect to the business experience of Great Plains' directors and executive officers, compensation of Great Plains' executive officers and certain relationships and related transactions involving Great Plains' directors and executive officers, as well as information with respect to Great Plains' voting securities and principal holders thereof, is discussed in "Information Regarding Great Plains."

Interests of Certain Persons in the Merger

    Some of the executive officers and directors of Solomon have interests in the merger that are different from and in addition to their interests as Solomon shareholders generally. The Solomon board of directors was aware of these interests and considered them in approving the merger agreement.

    Gary M. Harpst, the Chairman of Solomon, will enter into a non-competition agreement with Great Plains and Solomon at the effective time of the merger. Mr. Harpst will receive $225,000 as compensation for entering into the non-competition agreement. For a description of the non-competition agreement, see "Non-Competition Agreements" below.

    Leland Strange, a director of Solomon, will receive a commission of $100,000, Intelligent Systems Corporation, of which Mr. Strange is an officer, director and shareholder, will receive a commission of $50,000 and, pursuant to an agreement between Mr. Strange and Solomon, a charitable organization will receive $725,000. Great Plains will pay this $875,000 immediately after the consummation of the merger. The cash portion of the merger consideration has been reduced to reflect the obligation of Great Plains to pay this $875,000. It is also anticipated that after completion of the merger, Great Plains will appoint Mr. Strange as a member of the Great Plains board of directors, to serve until the next Great Plains annual meeting, which is currently scheduled for September 13, 2000. Mr. Strange would be required to stand for election and be elected by Great Plains' shareholders in order to continue to serve as a Great Plains director after that time.

    Michael S. Rupe, the President, Chief Executive Officer and a director of Solomon, is entitled, pursuant to the terms of his employment agreement, to receive a payment of $75,000 upon completion of the merger. In addition, Mr. Rupe would be entitled to severance payments equal to one year's base salary in the event his employment is terminated by Great Plains or Great Plains requires Mr. Rupe to relocate in connection with the merger. Great Plains does not anticipate that Mr. Rupe will be terminated or required to relocate in connection with the merger.

    Stock-Based Rights.  In the merger, each outstanding option to purchase shares of Solomon common stock will be converted into an option to acquire, on substantially the same terms and conditions as applied to the Solomon option, a number of shares of Great Plains common stock to be determined by multiplying the number of shares of Solomon common stock subject to that option immediately prior to the merger by the per share consideration, as described under "THE MERGER AGREEMENT—Structure of the Merger, Conversion of Solomon Common Stock and Treatment of Stock Options," and dividing that amount by the mean between the highest and lowest trading price of the Great Plains common stock on the day before the merger. The following table sets forth information, as of May 1, 2000, with respect to the numbers of Solomon shares covered by options held by Solomon's directors and executive officers which options will be converted into options to receive Great Plains common stock as a result of the merger:

Name of Director or Executive Officer	Position	Shares Covered by Solomon Options
Gary M. Harpst	Chairman of the Board	1,947
Michael S. Rupe	President and Chief Executive Officer, Director	116,469
Vernon M. Strong	Senior Vice President, Development Systems, Director	1,308
Jack W. Ridge	Vice President, Director	1,917
Eric S. Kurjan	Senior Vice President, Services	39,015
Raymond M. Parsons	Senior Vice President, Business Application Group	33,705
Patrick F. Fitzhenry	Senior Vice President, Sales and Marketing	43,826
Joseph A. Young	Senior Vice President, Finance and Administration, Chief Financial Officer	19,818
Stephen J. Dennis	Director	81
David K. Johnston	Director	6,000
Leland Strange	Director	6,000

Regulatory Matters

    The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods are terminated or expire. The applicable waiting period was terminated on May 5, 2000.

    However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Private parties could take action under the antitrust laws, including seeking enjoinment of the merger, divestiture or damages. Additionally, at any time before or after the completion of the merger, notwithstanding termination of the applicable waiting period, any state could take action under its antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, the merger will be allowed to proceed.

    Great Plains and Solomon are not aware of any other material governmental or regulatory approval required for completion of the merger.

Material Federal Income Tax Consequences

    The following is a summary of the material U.S. federal income tax consequences of the merger to the Solomon shareholders. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described below.

    Solomon shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Solomon shareholders in light of their particular circumstances. In particular, this discussion does not address the tax consequences to shareholders who are dealers in securities, who are banks, insurance companies, or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Internal Revenue Code, who are foreign persons, who do not hold their Solomon common stock as capital assets, or who acquired or sold their shares in connection with stock options or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of Solomon common stock are acquired or shares of Great Plains common stock are disposed of, or the tax consequences of the assumption by Great Plains of the Solomon options or the tax consequences of the receipt of rights to acquire Great Plains common stock.

    ACCORDINGLY, ALL SOLOMON SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    The merger is intended to constitute a reorganization within the meaning of the Internal Revenue Code. A non-waivable condition to the consummation of the merger is the receipt by Solomon of an opinion from Ernst & Young LLP that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. Assuming that the merger qualifies as a reorganization and subject to the limitations and qualifications set forth below, the merger will generally result in the following U.S. federal income tax consequences:

  •
  Neither Solomon, GPS Eagle, nor Great Plains will recognize gain or loss as a result of the merger.

  •
  Gain, if any, will be recognized by the holders of Solomon common stock upon the exchange of their Solomon common stock for Great Plains common stock and cash in the merger. The gain that a holder will recognize will equal the lesser of (1) the amount of cash received in the exchange and (2) the amount of gain that the holder realizes in the exchange.

  •
  No loss will be recognized by the holders of Solomon common stock upon the exchange of their Solomon common stock for Great Plains common stock and cash in the merger.

  •
  The aggregate tax basis of the Great Plains common stock received by each holder of Solomon common stock in the merger will be the same as the aggregate tax basis of the Solomon common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized.

  •
  The holding period of the Great Plains common stock received by each Solomon shareholder in the merger will include the period for which the Solomon common stock surrendered was held, provided that the Solomon common stock so surrendered was a capital asset at the time of the merger.

  •
  Cash payments received by holders of Solomon common stock in lieu of a fractional share will be treated as if the fractional share of Great Plains common stock had been issued in the merger and then redeemed by Great Plains. A Solomon shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon the payment measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

    A portion of the merger consideration will be retained by Great Plains in escrow to satisfy claims Great Plains may have for indemnification under the merger agreement. The merger consideration placed in escrow will consist of Great Plains common stock and cash. Because the tax rules which apply to escrowed stock differ from the tax rules which apply to escrowed cash, the tax treatment is discussed separately below.

    Shares of Great Plains common stock placed in escrow will not be taxable to the Solomon shareholders. At closing, the Solomon shareholders will allocate a portion of their basis in Solomon common stock to the Great Plains common stock held in escrow. This allocation will be made by reference to the maximum number of Great Plains common stock that may be distributed ultimately to the Solomon shareholders. Because any dividends paid by Great Plains on such stock will be distributed to the Solomon shareholders, the dividends will be taxable to the Solomon shareholders. Upon final distribution of Great Plains common stock from escrow, the Solomon shareholders will adjust the tax basis of their Great Plains common stock to reflect any escrowed shares not distributed due to indemnification claims made by Great Plains.

    Since the terms of the escrow agreement provide that the Solomon shareholders will be treated for U.S. federal income tax purposes as the owners of the cash in escrow, the Solomon shareholders may be required to recognize gain on such cash before the termination of the escrow. Although income earned on the cash placed into escrow will not be distributed until the end of the escrow period, such income will be taxable to the Solomon shareholders as the income is earned.

    The parties have not requested and will not request a ruling from the Internal Revenue Service regarding the tax consequences of the merger. As mentioned above, the consummation of the merger is conditioned on the receipt by Solomon of an opinion from Ernst & Young LLP, its tax advisor and independent accountant, to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. Solomon shareholders should be aware that the tax opinion does not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of certain representations made by Solomon and Great Plains.

    A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Solomon shareholders recognizing taxable gain or loss with respect to each share of common stock of Solomon surrendered equal to the difference between the shareholder's basis in that share and the fair market value, as of the effective time, of the Great Plains common stock received in the exchange. In this event, a shareholder's aggregate basis in the Great Plains common stock received would equal its fair market value, and the shareholder's holding period for that stock would begin the day after the merger.

    THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION IS NOT TAX ADVICE; IT IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT APPLY TO A PARTICULAR SHAREHOLDER IN LIGHT OF SUCH SHAREHOLDER'S PARTICULAR CIRCUMSTANCES. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Accounting Treatment

    Great Plains intends to account for the merger as a purchase.

Restrictions on Sale of Shares by Affiliates of Solomon

    The shares of Great Plains common stock to be received by Solomon's shareholders in connection with the merger will be freely transferable, except for shares of Great Plains common stock issued to any person who is deemed to be an affiliate of either Solomon or Great Plains at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either Solomon or Great Plains and may include the executive officers and directors, as well as the principal shareholders of each company. Affiliates may not sell their shares of Great Plains common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  in accordance with paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

    The merger agreement requires Solomon to cause each of its affiliates to execute a written agreement in form and substance satisfactory to Great Plains to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Great Plains common stock issued to such person in or pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This proxy statement/prospectus may not be used in connection with the resale of shares of Great Plains common stock received in the merger by affiliates of Solomon.

Stock Market Listing

    An application will be filed for listing the shares of Great Plains common stock to be issued in the merger on The Nasdaq National Market.

Dissenter's Rights

    Under Ohio law, you have certain dissenter's rights with respect to your shares of Solomon common stock. These rights may only be exercised by following the procedures set out in the Ohio Revised Code. For a description of these rights and procedures, see "Dissenter's Rights for Solomon Shareholders."

THE MERGER AGREEMENT

    The following is a summary of certain aspects of the merger agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Appendix A.

Structure of the Merger, Conversion of Solomon Common Stock and Treatment of Solomon Stock Options

    In accordance with the merger agreement and Ohio law, GPS Eagle, a newly formed, wholly-owned subsidiary of Great Plains, will be merged with and into Solomon. As a result of the merger, the separate corporate existence of GPS Eagle will cease and Solomon will survive as a wholly-owned subsidiary of Great Plains.

    Great Plains has agreed to pay aggregate consideration to Solomon shareholders and optionholders of 2,600,000 shares of Great Plains common stock plus $33,250,000 in cash, subject to the following adjustment. While the aggregate value of the consideration is to be equal to the value of the cash and stock just described (valuing each share of Great Plains common stock as the mean between the highest and lowest trading price on the last trading day prior to the merger), the cash and stock portions are subject to adjustment in order to limit to no more than 19.9% the cash portion of the consideration payable to Solomon shareholders (after setting aside the number of shares needed to cover outstanding Solomon options as described below). Because both the value of Great Plains common stock and the numbers of Solomon shares and options outstanding cannot be determined until the time of the merger, the amount of cash and the number of shares of Great Plains common stock you will receive cannot be determined until that time as well.

    For example, prior to making the escrow adjustments described below, assuming that (1) the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000 and (2) the mean trading price of Great Plains common stock on the last trading day prior to the merger is $    (the amount it was on the last trading day prior to the date of this proxy statement/ prospectus), each share of Solomon common stock would be converted into the right to receive      shares of Great Plains common stock and $    in cash. If the value of Great Plains common stock were less than $     , each share of Solomon common stock would be convertible into more shares of Great Plains common stock and less cash. If the value were instead greater than $     , each share of Solomon common stock would be convertible into fewer shares of Great Plains common stock and more cash.

    Great Plains common stock and cash with a total value of $5,000,000, in the same proportions as the consideration for Solomon shareholders described above, will be withheld from the amounts otherwise payable to the Solomon shareholders and will be placed into an escrow account at the closing of the merger. Again assuming the same numbers of outstanding Solomon shares and options, if the mean of the highest and lowest trading prices of Great Plains common stock were $    ,    shares of Great Plains common stock and $    in cash would be withheld and placed into this escrow account for each share of Solomon common stock converted.

    Each outstanding Solomon stock option will become an option to purchase shares of Great Plains common stock equal in value to the number of shares of Solomon common stock issuable pursuant to the option, multiplied by the value of the total consideration payable to Solomon shareholders and optionholders (as described above), and divided by the total number of shares of Solomon common stock either outstanding or issuable under the outstanding options at the time of the merger.

    Great Plains' stock price is volatile. The daily closing price has ranged between $37.188 and $83.000 per share since January 1, 2000. The mean trading price of Great Plains common stock on the day before the consummation of the merger may be lower or higher than in the example shown above.

For example, assuming that the numbers of outstanding Solomon shares and options at the time of the merger are the same as they were on May 1, 2000,

  •
  if the mean between the highest and lowest trading price of Great Plains common stock on the day prior to consummation of the merger were $10.00 higher than the mean trading price on the last trading day prior to the date of this proxy statement/prospectus (i.e., $      ),

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  subject to escrow of a portion of the merger consideration, each outstanding share of Solomon common stock would be converted into the right to receive       shares of Great Plains common stock and $      ,

  •
  shares of Great Plains common stock and $    in cash would be withheld and placed into escrow for each share of Solomon stock converted, and

  •
  each outstanding Solomon stock option would become an option to purchase      shares of Great Plains common stock.

  •
  if the mean between the highest and lowest trading price of Great Plains common stock on the day prior to consummation of the merger were $10.00 lower than the mean trading price on the last trading day prior to the date of this proxy statement/prospectus (i.e., $      ),

  •
  subject to escrow of a portion of the merger consideration, each outstanding share of Solomon common stock would be converted into the right to receive       shares of Great Plains common stock and $      ,

  •
  shares of Great Plains common stock and $    in cash would be withheld and placed into escrow for each share of Solomon stock converted, and

  •
  each outstanding Solomon stock option would become an option to purchase      shares of Great Plains common stock.

    Neither Solomon nor Great Plains is allowed to terminate the merger agreement because of changes in Great Plains common stock price.

    No fractional shares of Great Plains common stock will be issued in connection with the merger. Instead, you will receive an amount of cash in lieu of a fraction of a share of Great Plains common stock equal to the product of the fraction multiplied by the portion of the number of shares of Great Plains common stock you would otherwise be entitled to receive.

    Great Plains has agreed to cause the Great Plains common stock issuable in the merger and upon exercise of the Solomon stock options it assumes in the merger to be listed on The Nasdaq National Market. Promptly following the effective time of the merger, Great Plains will file a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the Great Plains common stock underlying the Solomon stock options.

Exchange of Solomon Stock Certificates for Great Plains Stock Certificates and Cash

    After the merger is completed, Norwest Bank Minnesota, N.A., Great Plains' transfer agent and exchange agent for the merger, will mail to you a letter of transmittal and instructions for use in surrendering your Solomon stock certificates in exchange for Great Plains stock certificates and cash. When you deliver your Solomon stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Solomon stock certificates will be cancelled and you will receive Great Plains stock certificates representing the number of full shares of Great Plains common stock, the cash portion of the merger consideration, and cash in lieu of fractional shares, to which you are entitled under the merger agreement.

    YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

    You are not entitled to receive any dividends or other distributions on Great Plains common stock with a record date after the merger is completed until you have surrendered your Solomon stock certificates in exchange for Great Plains stock certificates. If there is any dividend or other distribution on Great Plains common stock with a record date after the merger and a payment date prior to the date you surrender your Solomon stock certificates in exchange for Great Plains stock certificates, you will receive the dividend with respect to the whole shares of Great Plains common stock issued to you promptly after they are issued. If there is any dividend or other distribution on Great Plains common stock with a record date after the merger and a payment date after the date you surrender your Solomon stock certificates in exchange for Great Plains stock certificates, you will receive it with respect to the whole shares of Great Plains common stock issued to you promptly after the payment date.

    Great Plains will only issue a Great Plains stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Solomon stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Escrow Fund

    Great Plains, Solomon, Gary M. Harpst (as a party to the merger agreement and in his capacity as representative of the shareholders of Solomon), Vernon M. Strong, Jack W. Ridge and Norwest Bank Minnesota, N.A., as escrow agent, will enter into an escrow agreement upon the consummation of the merger. The form of escrow agreement is attached to this proxy statement/prospectus as Exhibit B. See "—Shareholder Representative" below for a discussion of the shareholder representative.

    Pursuant to the escrow agreement, merger consideration with a value of $5,000,000 will be placed into an escrow account with Norwest Bank Minnesota at the time of the merger. The proportions of cash and Great Plains common stock placed into escrow will be the same as will be received by shareholders in the merger. The number of shares of Great Plains common stock to be placed in escrow will be determined by using the mean between the highest and lowest trading prices on the last trading day before the merger, as described above. Thus, the amounts of cash and stock to be placed into escrow will not be determined until the day the merger is completed.

    The escrow fund will be used to indemnify Great Plains against any misrepresentations in the warranties and representations of Solomon or Messrs. Harpst, Strong and Ridge in the merger agreement, failure of Solomon or Messrs. Harpst, Strong and Ridge to perform their agreements in the merger agreement, and any third party claims relating to Solomon's business or property prior to the completion of the merger.

    If Great Plains has a claim for indemnification, and subject to the requirement that Great Plains' claims for indemnification exceed $1,000,000 as discussed below in "—Indemnification," Great Plains must send Norwest Bank Minnesota and Mr. Harpst, as the representative of the former Solomon shareholders, a certificate including a description of the claim. Norwest Bank Minnesota must release escrow funds to Great Plains to cover the claim unless Mr. Harpst objects in writing within 30 days. The cash in escrow will be released first. Once any claims by Great Plains exceed the amount of cash in escrow, Norwest Bank Minnesota will release the appropriate number of shares of Great Plains common stock.

    If Great Plains has not made any claims for indemnification out of the escrow fund during the one year period after consummation of the merger, Norwest Bank Minnesota will at that time release all of the escrowed cash and stock to you and the other former Solomon shareholders in proportion to your relative shareholdings in Solomon. At that time, Norwest Bank Minnesota will also release the interest that has accrued on the escrowed cash and any additional shares in the escrow account as a result of stock splits or stock dividends by Great Plains.

    If Great Plains has made a claim for indemnification which has been resolved by the end of the one year period from the completion of the merger, Norwest Bank Minnesota will release the remaining cash and stock in escrow. Norwest Bank Minnesota will hold back a sufficient amount of cash or shares until any outstanding claim by Great Plains is resolved. Any disputes between Great Plains and Mr. Harpst, as shareholder representative, about claims for indemnification will be resolved through arbitration.

    You are considered the owner of your portion of the escrowed cash and shares. Any interest accruing on your portion of the escrowed cash will be considered income received by you in the year in which the interest is paid, even though you may not be entitled to receive that interest in the year in which it is paid. You will be entitled to vote your portion of the Great Plains common shares in escrow.

    Great Plains will pay the escrow fees of Norwest Bank Minnesota.

Shareholder Representative

    By approving and adopting the merger agreement, Solomon shareholders also appoint Gary M. Harpst to act as their representative with respect to the cash and Great Plains common stock that will be placed in escrow at the closing of the merger. Mr. Harpst will have the authority to give and receive notices and communications, and to negotiate, settle and arbitrate disputes, concerning the escrow fund. Mr. Harpst's acts in his capacity as shareholder representative will be binding on you and the other shareholders of Solomon. Mr. Harpst will not be liable to you or the other Solomon shareholders for any acts or omissions in his capacity as shareholder representative which are in good faith using reasonable judgment. The former Solomon shareholders will indemnify Mr. Harpst against any losses, liabilities or expenses incurred by him without any negligence or bad faith relating to his duties as shareholder representative, including reasonable legal fees.

Non-Competition Agreements

    It is a condition to consummation of the merger that Gary M. Harpst, Vernon M. Strong and Jack W. Ridge enter into non-competition agreements with Great Plains and Solomon.

    The non-competition agreement with Mr. Harpst provides that:

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  For two years from closing of the merger, he will not own, manage, operate, control or participate in any business that (1) develops, designs, manufactures, sells, licenses, distributes or represents products that compete with Great Plains' or Solomon's products, (2) supports products that compete with Great Plains' or Solomon's products or (3) competes with Great Plains' or Solomon's business as conducted at the time of the merger.

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  For four years from closing of the merger, he will not own, manage, operate, control or be involved with certain companies listed in the non-competition agreement;

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  For the first year after completion of the merger, his obligations with respect to competitive products and services will only apply to products and services that provide similar functionality, are sold to the same types of customers and which account for more than 5% of the combined revenues of Great Plains and Solomon for the one-year period ending the fiscal quarter immediately preceding the termination of his employment as an employee by Solomon or Great Plains.

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  During the period beginning one year after completion of the merger, his obligation with respect to competitive products and services will only apply to products and services that provide similar functionality and that are sold to the same types of customers at prices within 50% above or below Great Plains' or Solomon's prices as of the time of the merger.

  •
  He can pursue preliminary research, design and development activities and research, design, develop, manufacture, produce and license business financial software to be used in connection with Christian ministry endeavors, regardless of whether those activities are competitive with the business of the combined companies.

    The non-competition agreement with Mr. Strong provides that for two years from the later of completion of the merger or the time he ceases to be an employee or consultant of Great Plains, he will not own, manage, operate, control or participate in any business that (1) develops, designs, manufactures, sells, licenses, distributes or represents products that compete with Great Plains' or Solomon's products, (2) supports products that compete with Great Plains' or Solomon's products or (3) competes with the business of the combined companies as it is then conducted. However, the agreement allows Mr. Strong to pursue preliminary research, design and development activities regardless of whether those activities are competitive with the business of the combined companies.

    The non-competition agreement with Mr. Ridge provides that:

  •
  For a period of two years from the later of completion of the closing or the time he ceases to be an employee or consultant of Great Plains or Solomon, he will not own, manage, operate, control or be involved with certain listed companies;

  •
  For two years from the later of completion of the merger or the time he ceases to be an employee or consultant of Great Plains, he will not own, manage, operate, control or participate in any business that (1) develops, designs, manufactures, sells, licenses, distributes or represents products that compete with Great Plains' or Solomon's products, (2) supports products that compete with Great Plains' or Solomon's products or (3) competes with the business of the combined companies as conducted at the time of the merger.

  •
  For the first year after completion of the merger, his obligations with respect to competitive products and services will only apply to products and services that provide similar functionality, are sold to the same types of customers and which account for more than 5% of the combined revenues of Great Plains and Solomon for the one year period ending the fiscal quarter immediately preceding the termination of his employment as an employee by Solomon or Great Plains.

  •
  During the period beginning one year after completion of the merger, his obligation with respect to competitive products and services will only apply to products and services that provide similar functionality and that are sold to the same types of customers at prices within 50% above or below Great Plains' or Solomon's prices as of the time of the merger.

  •
  He can pursue preliminary research, design and development activities and research, design, develop, manufacture, produce and license business financial software to be used in connection with Christian ministry endeavors, regardless of whether those activities are competitive with the business of the combined companies.

    Mr. Harpst will receive $225,000 in exchange for entering into the non-competition agreement. Messrs. Strong and Ridge will not receive compensation for entering into the non-competition agreement.

Indemnification

    The merger agreement contains certain agreements relating to indemnification against losses and damages under certain circumstances.

    Gary M. Harpst, Vernon M. Strong and Jack W. Ridge have agreed jointly and severally to indemnify Great Plains, Solomon and their employees, officers, directors, agents, shareholders and subsidiaries against losses or damages relating to:

  •
  any misrepresentations in the warranties of Solomon or Messrs. Harpst, Strong and Ridge in the merger agreement;

  •
  failure of Solomon or Messrs. Harpst, Strong or Ridge to perform any of their agreements in the merger agreement; and

  •
  third party claims relating to Solomon's business prior to the merger.

    Great Plains has agreed to indemnify Messrs. Harpst, Strong and Ridge and Solomon's officers, directors, employees, agents, shareholders and subsidiaries against:

  •
  losses or damages relating to any misrepresentations of Great Plains in the warranties in the merger agreement;

  •
  failure to perform any agreement of Great Plains in the merger agreement; and

  •
  third party claims relating to Solomon's business after the completion of the merger.

    Except for indemnity arising from misrepresentations in Solomon's warranties relating to taxes, indemnity is only available for one year after consummation of the merger. A party cannot seek indemnification until its claims total $1,000,000. The maximum amount for which a party may be indemnified under the merger agreement is capped at $10,000,000. Indemnification of Great Plains would come first out of the cash placed in escrow at the completion of the merger, then the Great Plains common stock placed in escrow. If the escrow account is not sufficient to cover Great Plains' losses, Messrs. Harpst, Strong and Ridge would be required to cover the remaining losses, up to the $10,000,000 maximum.

Great Plains' Board of Directors

    Great Plains has agreed to appoint an individual suggested by Solomon, who is acceptable to Great Plains, to Great Plains' board of directors. The individual nominated would be required to stand for election at Great Plains' 2000 annual meeting of shareholders, to be held on September 13, 2000. If the individual is not elected by the shareholders at that time, he or she would cease to be a director of Great Plains. If elected, the individual would be subject to removal or failure to be re-elected by Great Plains' shareholders, as well as the other terms and conditions in Great Plains' articles and bylaws. It is anticipated that Great Plains will appoint Leland Strange, a director of Solomon, to Great Plains' board of directors.

Lock-Up Agreements

    Gary M. Harpst, Vernon M. Strong and Jack W. Ridge each has agreed not to sell or otherwise dispose of the Great Plains stock received by him in the merger for a period of 180 days after completion of the merger. It is a condition to closing that the trusts controlled by Messrs. Harpst, Strong and Ridge will have agreed not to sell or otherwise dispose of the Great Plains common stock received by them in the merger for a period of 180 days after completion of the merger.

Representations and Warranties

    Solomon and Great Plains each made a number of representations and warranties in the merger agreement regarding their authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement, and with regard to aspects of their business, financial condition, structure and other facts pertinent to the merger.

    The representations given by Solomon cover the following topics as they relate to Solomon and its subsidiaries:

  •
  Solomon's organization, qualification and power to do business;

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  Solomon's authority to execute and perform the merger agreement;

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  Solomon's ownership of its subsidiaries;

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  approval by Solomon's board of directors of the merger;

  •
  capitalization of Solomon;

  •
  no conflict with charter documents, certain contracts or applicable law;

  •
  required filings and consents;

  •
  Solomon's financial statements;

  •
  absence of undisclosed liabilities;

  •
  changes in Solomon's business since March 31, 2000;

  •
  litigation involving Solomon;

  •
  Solomon's title to the real estate it leases and property it owns;

  •
  matters relating to accounts receivable and inventory;

  •
  tax matters;

  •
  matters relating to material contracts;

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  intellectual property used and owned by Solomon;

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  Solomon's product warranties;

  •
  matters relating to Solomon's employees;

  •
  Solomon's employee benefit plans;

  •
  transactions with affiliates of Solomon;

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  Solomon's resellers and customers;

  •
  Solomon's officers, directors and bank accounts;

  •
  compliance with laws;

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  environmental laws that apply to Solomon;

  •
  finders or brokers for the merger;

  •
  ability to treat the merger as a tax-free reorganization; and

  •
  information supplied by Solomon in this proxy statement/prospectus and the related registration statement of Great Plains.

    The representations given by Great Plains and GPS Eagle cover the following topics as they relate to Great Plains and GPS Eagle:

  •
  organization, qualification and power to do business;

  •
  Great Plains' and GPS Eagle's authority to execute and perform the merger agreement;

  •
  no conflict with charter documents, certain contracts or applicable law;

  •
  required filings and consents;

  •
  Great Plains' filings and reports with the Securities and Exchange Commission;

  •
  Great Plains' financial statements;

  •
  changes in Great Plains' business since it filed its most recent reports with the Securities and Exchange Commission;

  •
  capitalization of Great Plains;

  •
  capitalization and activities of GPS Eagle;

  •
  ability to treat the merger as a tax-free reorganization; and

  •
  information supplied by Great Plains and GPS Eagle in this proxy statement/prospectus and the related registration statement of Great Plains;

    The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles in the merger agreement entitled "Representations and Warranties of the Company and the Controlling Shareholders" and "Representations and Warranties of Great Plains and Acquisition Subsidiary."

Concept of Material Adverse Effect/Material Adverse Change

    Many of Solomon's representations and warranties contained in the merger agreement are qualified by the concept of "material adverse effect." This concept also applies to some of the covenants and conditions to the merger described under "—Solomon's Conduct of Business before Completion of the Merger" and "—Conditions to the Merger" below, as well as to termination of the merger agreement as described under "—Termination of the Merger Agreement." For purposes of the merger agreement, the concept of "material adverse effect" with respect to Solomon means any change, effect, event or condition that has a material adverse effect or which could be expected to have a material adverse effect on the business, customers, suppliers, employees, assets, results of operations, business prospects, condition (financial or otherwise) of Solomon or which could prevent or materially delay Solomon's ability to complete the merger. This definition does not include changes, effects, events and conditions that primarily result from changes in general economic conditions or changes affecting Solomon's industry. A similar concept of material adverse change is applied to some of Great Plains' representations and warranties in the merger agreement and to termination of the Merger Agreement. With respect to Great Plains, a material adverse change is limited to material adverse changes in the assets, financial condition or operating results of Great Plains, and does not include changes in Great Plains' stock price.

Solomon's Conduct of Business Before Completion of the Merger

    Solomon agreed that, until termination of the merger agreement or the completion of the merger, or unless Great Plains consents in writing, Solomon will operate its business consistent with past practices, and will use its best efforts to preserve its business organization, keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors and customers. Further, Solomon agreed not to take any action which would adversely affect the ability of the parties to complete the merger. Solomon also agreed that, until the completion of the merger or unless Great Plains consents in writing, Solomon will conduct its business in compliance with specific restrictions or prohibitions relating to the following:

  •
  modification of Solomon's articles of incorporation or code of regulations;

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  the issuance of securities, except for issuance of stock under existing stock options;

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  modification of existing capital stock;

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  the incurrence of indebtedness other than in the ordinary course;

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  compensation, employee benefits and severance arrangements;

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  entrance into or modification of material contracts;

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  disposition of property or assets other than in the ordinary course of business;

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  acquisition of material assets or equity in another business entity;

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  alteration of the corporate structure of Solomon;

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  lapse or termination of insurance policies;

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  elections under United States or foreign tax laws;

  •
  payments that would qualify as "excess parachute payments" under Section 280G of the Internal Revenue Code;

  •
  actions that would prevent the merger from qualifying as a tax-free reorganization; and

  •
  payment of any claims other than in the ordinary course of business.

    The agreements related to the conduct of Solomon's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article in the merger agreement entitled "Conduct Prior to the Effective Time."

No Solicitation of Transactions

    Until the merger is completed or the merger agreement is terminated, Solomon and Gary M. Harpst, Vernon M. Strong and Jack W. Ridge have agreed that they will not, nor will Solomon authorize or permit any of its officers, directors or employees or any investment bankers, attorneys or other agents or representatives retained by or acting on behalf of Solomon to:

  •
  solicit, initiate or encourage, directly or indirectly, any inquiries or acquisition proposals; or

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  engage or participate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal.

    Solomon has agreed to inform Great Plains of any acquisition proposals or inquiries.

Conditions to the Merger

    Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. If either Great Plains or Solomon waives any conditions, Solomon will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from Solomon shareholders is appropriate. The following conditions, among others, must be satisfied or waived before the completion of the merger:

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  the merger agreement must be approved by Solomon's shareholders;

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  no action or proceeding by a governmental entity seeking to prevent the merger or asserting its illegality may be in effect;

  •
  no judgment, order, statute or rule may be in effect that would prevent the merger or impose material sanctions, or otherwise impose material limitations on Great Plains' ability to combine and operate the business and assets of Solomon or require Great Plains to divest any significant portion of its or Solomon's business, assets or property;

  •
  all necessary governmental consents must be obtained;

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  our respective representations and warranties in the merger agreement must be true and correct;

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  we each must provide the other with legal opinions that are reasonably satisfactory to the other;

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  we must comply with our respective obligations in the merger agreement;

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  no more than 5% of Solomon's shareholders may have exercised their dissenter's rights under Ohio law;

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  Gary M. Harpst, Vernon M. Strong and Jack W. Ridge must have entered into non-competition agreements with Great Plains;

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  Solomon must have delivered to Great Plains audited financial statements for the year ended March 31, 2000, which are satisfactory to Great Plains;

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  Great Plains must have received a letter from John S. Howell, Jr. stating that he will not exercise his option to acquire Solomon stock prior to the merger;

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  Great Plains must be satisfied that the merger will not cause compensation accounting charges arising from acceleration of Solomon stock options at the closing of the merger;

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  all buy-sell agreements relating to Solomon common stock must have been terminated to Great Plains' satisfaction;

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  all trusts controlled by Messrs. Harpst, Strong and Ridge must have agreed not to sell or dispose of the Great Plains common stock received by them in the merger for 180 days after completion of the merger;

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  Great Plains must have received letters from affiliates of Solomon agreeing not to sell their Great Plains shares received in the merger except in accordance with applicable securities laws and regulations; and

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  there have been no developments between the date of the merger agreement and completion of the merger that would have a material adverse effect on Solomon or constitute a material adverse change in the assets, financial condition or operating results of Great Plains (a change in the trading price of Great Plains common stock does not constitute a material adverse change).

    In addition, it is a non-waivable condition to closing that Solomon must receive an opinion of Ernst & Young LLP to the effect that the merger will qualify as a tax-free reorganization.

Termination of the Merger Agreement

    The merger agreement may be terminated by mutual consent, or by either Great Plains or Solomon under certain circumstances, at any time before the completion of the merger, as summarized below:

  •
  if the other party has made a material misrepresentation or breached the warranties or covenants in the merger agreement;

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  if the merger is not completed, without the fault of the terminating party, by July 15, 2000;

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  by Great Plains, if there has been a development that would have a material adverse effect on Solomon's business, customers, suppliers, employees, assets, results of operations, business prospects or condition (financial or otherwise);

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  by Solomon, if there has been a development that would constitute a material adverse change in Great Plains' assets, financial condition or operating results.

Payment of Fees and Expenses

    If the merger agreement is terminated by Great Plains because there have been developments that constitute a material adverse change to the business, customers, suppliers, employees, assets, results of operations, business prospects, condition (financial or otherwise) of Solomon, then Great Plains will pay Solomon a termination fee of $700,000. Except with respect to this termination fee, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense.

Amendments, Extension and Waivers

    The merger agreement may be amended by action of the board of directors of the parties at any time before or after the special meeting. Any amendment made after the special meeting that would otherwise require shareholder approval under applicable law would be submitted to the shareholders. All amendments to the merger agreement must be in a writing signed by the party against who the amendment is sought to be enforced. At any time prior to the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

  •
  extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

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  waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; and

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  waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

    All extensions and waivers must be in writing and signed by the party against whom the waiver is sought to be enforced.

PROPOSAL 2:
EXCESS PARACHUTE PAYMENTS

    Solomon has agreed not to make any payments that could give rise to an excess parachute payment as defined in Section 280G of the Internal Revenue Code unless the payments are approved by Solomon shareholders prior to the completion of the merger. Consequently, Solomon shareholders are being asked to approve the rights of certain Solomon employees to the automatic accelerated vesting of certain stock options under certain existing stock option agreements as a result of the merger.

    The value of the accelerated vesting of certain stock options, could or would result in the payment to certain Solomon employees of a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code unless the accelerated vesting of certain stock options is approved by the Solomon shareholders as provided by Section 280G.

    Generally speaking, a "parachute payment" results when there is a change in control of an employer and, as a result, certain employees receive payments in the nature of compensation equal to or greater than three times their average annual compensation for the five years preceding the taxable year in which the change in control occurs. The excess of the amount of the parachute payment over one-times the employee's average annual compensation constitutes an "excess parachute payment." Any excess parachute payment will not be deductible by Solomon and will be subject to a 20% excise tax payable by the individual. Section 280G exempts from the definition of parachute payment a payment by a corporation whose stock is not publicly traded if disinterested shareholders owning more than 75% of the voting power of the company's stock immediately before the change in control approve the payment.

    Because the actual amount of consideration to be received by Solomon shareholders in the merger cannot be determined until the day the merger is completed, Solomon will not know until that time whether the accelerated vesting of options will in fact give rise to excess parachute payments subject to loss of deductibility and the 20% excise tax. Solomon believes, however, based on its estimates of the reasonable range of per share merger consideration, that the accelerated vesting of options and possible payments under employment agreements may give rise to parachute payments and excess parachute payments to certain employees if the accelerated vesting of certain stock options is not approved by the Solomon shareholders. If Solomon complies with the shareholder approval requirements of Section 280G of the Code, the value of the accelerated vesting of certain stock options and possible payments under employment agreements should not be considered a parachute payment and should therefore not give rise to an excess parachute payment subject to loss of deductibility and the 20% excise tax.

    In order to avoid the loss of deductibility to Solomon and the 20% excise tax to the individuals, Solomon shareholders are being asked to approve the accelerated vesting of certain stock options. Prior to the shareholder vote, certain employees will be asked to execute waiver letters, pursuant to which each of those employees will waive his or her rights to accelerated vesting of that portion of the stock options that would cause the payments to constitute a parachute payment with respect to that employee in the event Solomon fails to obtain the requisite shareholder approval.

    Based on Solomon's estimate of the reasonable range of possible consideration that will be received by Solomon shareholders in the merger, payments to Michael Rupe, Eric Kurjan, Joseph Young, Patrick Fitzhenry, Ray Parsons, and James Stritzinger could give rise to parachute payments and thus excess parachute payments. For Messrs. Kurjan, Young, Fitzhenry, and Stritzinger, the potential parachute payments consist solely of the value associated with the accelerated vesting of stock options. The following paragraphs describe the Solomon options held by these individuals and the number of currently unvested options which will accelerate as to vesting in connection with the merger.

    Mr. Kurjan received the following stock option grants: 4/1/1995—16,200 options at an exercise price of $5.04, of which 6,480 are unvested; 3/17/1997—2,563 options at an exercise price of $11.30, of which 1,025 are unvested; 4/1/1997—3,011 options at an exercise price of $12.67, of which 1,204 are unvested; 9/30/1997—12,000 options at an exercise price of $12.67, of which 7,200 are unvested; 4/1/1998—2,963 options at an exercise price of $13.92, of which 1,778 are unvested; and 4/1/1999—2,278 options at an exercise price of $20.41, of which 1,822 are unvested.

    Mr. Young received the following stock option grants: 9/15/1997—2,526 options at an exercise price of $12.67, of which 1,516 are unvested; 3/1/1998—13,300 options at an exercise price of $12.67, of which 7,980 are unvested; 4/1/1998—2,155 options at an exercise price of $13.92, of which 1,293 are unvested; and 4/1/1999—1,837 options at an exercise price of $20.41, of which 1,470 are unvested.

    Mr. Fitzhenry received the following stock option grants: 4/1/1996—3,000 options at an exercise price of $11.30, of which 600 are unvested; 3/17/1997—11,702 options at an exercise price of $11.30, of which 4,681 are unvested; 9/15/1997—3,000 options at an exercise price of $12.67, of which 1,800 are unvested; 10/1/1997—529 options at an exercise price of $12.67, of which 317 are unvested; 4/1/1998—8,488 options at an exercise price of $13.92, of which 5,093 are unvested; 4/1/1999—2,107 options at an exercise price of $20.41, of which 1,686 are unvested; and 1/24/2000—15,000 options at an exercise price of $20.41 of which 15,000 are unvested.

    Mr. Stritzinger received the following stock option grants: 4/1/1999—1,837 options at an exercise price of $20.41, of which 1,470 are unvested; and 9/9/1998—17,960 options at an exercise price of $13.92, of which 14,368 are unvested.

    For Mr. Rupe and Mr. Parsons, potential parachute payments consist of the value associated with accelerated vesting of options and certain potential payments pursuant to employment agreements, as described in the following paragraphs.

    Mr. Parsons received the following stock options grants: 1/1/1999—21,500 options at an exercise price of $13.92, of which 17,200 are unvested; 4/1/1999—2,205 options at an exercise price of $20.41, of which 1,764 are unvested; and 5/1/1999—10,000 options at an exercise price of $20.41, of which 10,000 are unvested. Mr. Parsons may also receive a severance payment of $175,000 in the event of termination of employment, based on his base salary as the date of this proxy statement/prospectus. However, in the event his base salary is increased the amount of his severance payment would also increase.

    Mr. Rupe received the following stock option grants: 3/17/1997—18,200 options at an exercise price of $12.67, of which 7,280 are unvested; 4/1/1997—3,078 options at an exercise price of $12.67, of which 1,231 are unvested; 9/30/1997—12,000 options at an exercise price of $12.67, of which 7,200 are unvested; 3/1/1998—35,000 options at an exercise price of $12.67, of which 21,000 are unvested; 4/1/1998—3,879 options at an exercise price of $13.92, of which 2,327 are unvested; 12/9/1998—20,000 options at an exercise price of $13.92, of which 16,000 are unvested; and 4/1/1999—24,312 options at an exercise price of $20.41, of which 19,450 are unvested. Mr. Rupe is entitled to a payment of $75,000 pursuant to his employment agreement. Mr. Rupe may also receive a severance payment of $250,000 in the event of termination of employment, based on his base salary as the date of this proxy statement/prospectus. However, in the event his base salary is increased the amount of his severance payment would also increase.

    Solomon shareholders are being asked to approve the accelerated vesting of that portion of the stock options described above that would, in the absence of such shareholder approval, result in the receipt of a parachute payment by any of the individuals named above. The value of the accelerated vesting of the stock options may change depending on the value of Great Plains stock in the merger pursuant to the merger agreement, and accordingly the actual amount of any potential parachute payment will not be known until the day the merger is completed.

    The individuals named in the preceding paragraphs will waive their rights to that portion of their accelerated vesting of the stock options that give rise to a parachute payment unless the shareholders of Solomon approve the accelerated vesting of that portion of their stock options. Shareholder approval of the accelerated vesting of that portion of their stock options requires approval of more than 75% of the shares entitled to vote, excluding the shares owned by the individuals whose accelerated vesting of certain stock options is the subject of the shareholder vote.

INFORMATION REGARDING GREAT PLAINS

Business

General

    Great Plains provides fully integrated front office/back office and e-business management software solutions for the mid-market. These include financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support applications. Great Plains' solutions are sold and implemented by a worldwide network of independent partner organizations that share Great Plains' commitment to lasting customer relationships.

    Great Plains' e-Business platform products, eEnterprise (formerly called Dynamics C/S+) and Dynamics, are designed to meet the broad spectrum of business application needs of the "mid-market," which generally consists of businesses with $1 million to $500 million in annual revenues. eEnterprise is Great Plains' e-business and enterprise-wide solution which includes financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support solutions. Dynamics is Great Plains' business management solution for smaller businesses in the mid-market and consists of financial, distribution, project accounting, electronic business, human resources and payroll, sales and marketing, and customer service and support applications.

    To meet the needs of the mid-market, Great Plains designs, develops, markets, sells and supports business management solutions that are cost-effective, scalable, easy to implement, customize and use. Great Plains' solutions are optimized for Microsoft technologies, most notably Windows 2000, Windows NT and SQL Server, the standard in the mid-market. Great Plains' solutions are also fully integrated across key application areas including front office. Moreover, by utilizing Internet and electronic commerce technologies, Great Plains' e-Business platform products allow mid-market businesses to effectively conduct business over the Internet.

    Great Plains has made a significant investment in building an experienced, knowledgeable and highly motivated distribution network consisting of global, regional and local "partners" including value added resellers (VARs), systems integrators, independent software vendors (ISVs), application service providers (ASPs), accounting firms and specialized software consultants. Through Great Plains' partner network, customers are served by trained and knowledgeable software professionals who are available locally to implement Great Plains' systems as well as provide ongoing service. Partners customize Great Plains' systems to fit individual business needs, and more than 300 ISVs provide vertical and horizontal extensions to Great Plains' eEnterprise and Dynamics solutions.

    Great Plains believes that prompt and effective service and support are essential elements of a complete business management software solution and it dedicates significant resources to delivering timely, reliable and innovative service to its customers and partners. Great Plains has received numerous industry awards for customer and partner service including its innovative online services, CustomerSource and PartnerSource. Great Plains earned a 1998 "Best Practices Award," sponsored by Arthur Andersen, in the category of "Exceeding Customer Expectations."

    Great Plains has been recognized by numerous industry organizations and publications including being named as one of Business Week's "100 Hot Growth companies" on June 1, 1998 and November 1, 1999; Forbes "200 Best Small Companies" on November 2, 1998; Forbes ASAP's "Dynamic 100" companies on April 5, 1999; and Start's "Hottest Companies of 1999" in July 1999. Great Plains earned two 1998 "Best Practices Awards," sponsored by Arthur Andersen, in the categories of "Exceeding Customer Expectations," as noted above, and "Motivating and Retaining Employees." In 1999 it earned a "Best Practices Award," sponsored by Arthur Andersen, in the category of "Strategic Leadership." In the January 17, 2000 issue of FORTUNE magazine, Great Plains was named as one of the "100 Best Companies to Work for in America" for the fourth time. Great Plains also received the Presidential "E" award from the President of the United States in July 1999 for outstanding contributions to export commerce.

    Great Plains was founded in 1981 and was incorporated as a Minnesota corporation in 1983.

Industry Background

    The mid-market generally consists of businesses with $1 million to $500 million in annual revenues. In contrast, the "large enterprise" market consists of businesses with more than $500 million in annual revenues.

    In the 1980s, the large enterprise market was the first to embrace client/server technologies and begin to implement large-scale, single-vendor enterprise solutions to replace aging mainframe-based applications. These large enterprise implementations were often multi-year projects with large budgets that extended across multiple departments and locations. At the same time, the mid-market continued to be highly fragmented with DOS, local area network and minicomputer technology implementations. These solutions were provided by hundreds of mid-market horizontal and vertical software vendors.

    Beginning in the early to mid 1990s, the mid-market began embracing client/server technologies and specifically, Windows NT and Microsoft SQL Server technologies, and replacing their aging systems with business management solutions optimized for the Microsoft platform. Their system needs were unique and different from those of the large enterprise businesses. The mid-market required systems that were far less costly to purchase, yet functionally rich, scalable and customizable. In addition, because mid-market businesses often have fewer information technology (IT) resources than large enterprise businesses, their systems had to be easier to customize, implement and use than large enterprise solutions.

Mid-market Business Management System Needs

    Today, the mid-market system migration to Microsoft-based business management systems continues. Great Plains believes that mid-market businesses require systems that are:

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  cost-effective;

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  easy to customize, implement and use; and

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  designed for Microsoft technologies.

    Mid-market businesses generally have fewer IT resources and smaller IT budgets than large enterprise businesses. As a result, mid-market businesses require cost-effective software solutions from vendors that can provide a substantial amount of assistance during the software system selection and implementation process, as well as ongoing local support and service.

    Many mid-market businesses experience rapid growth and have evolving business models. These businesses require solutions that can be customized quickly and cost-effectively to accommodate the constantly changing nature of their business systems and procedures. Great Plains believes that business management solutions must allow mid-market businesses to easily modify windows and reports, to integrate third-party solutions and to quickly write and seamlessly integrate custom applications. In addition, due to their limited IT resources and the often rapidly changing nature of their businesses, mid-market companies require systems than can be implemented in a short amount of time and are easy for their staff to use once implemented.

    To ensure ongoing compatibility, supportability and ease of maintenance, mid-market businesses generally are standardizing on Microsoft technologies, most notably Windows NT and SQL Server, as well as other Microsoft BackOffice and Internet components. As a result, mid-market businesses are demanding business solutions that are native to Windows, optimized for Windows 2000, Windows NT and SQL Server, and take advantage of Internet technologies.

    Great Plains believes mid-market businesses also require systems that are:

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  e-commerce capable,

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  fully integrated across key application areas, including front office, and

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  seamlessly integrate with existing systems.

    In business, the Internet is removing geographic boundaries and redefining the field of competition. Great Plains believes this technological, economic and business change has and will continue to impact mid-market businesses and require them to embrace Internet and e-commerce technologies and, over time, change the ways in which they interact with their customers, their suppliers and their employees. Great Plains believes that to remain competitive, mid-market businesses will need to implement Internet, intranet and e-commerce solutions that allow them to communicate electronically and conduct digital transactions.

    Many mid-market businesses seek a fully integrated platform of business management applications that fulfill their financial and operational software needs across the entire enterprise. Specifically, they are implementing the back office components of financials, distribution, human resources and payroll, manufacturing, and project accounting; and the front office components of sales, marketing, and customer service and support. In addition, they are complementing these solutions with knowledge management applications such as sophisticated reporting and intranet applications that deliver business-critical information to desktops across the enterprise. Moreover, mid-market businesses are beginning to implement e-commerce solutions. Further, mid-market businesses benefit when these systems integrate seamlessly with one another.

    Mid-market businesses have a wide variety of existing software systems. When selecting a new business management software solution, mid-market businesses often require a system that can be seamlessly integrated with their existing software applications. Because many companies in the mid-market have limited IT resources, mid-market businesses require their new business management software solutions to include integration tools that facilitate ease of integration with their existing software applications.

Strategy

    Great Plains' strategy is to extend its position as a leading provider of front office/back office business management solutions for the mid-market. To meet the needs of businesses in the mid-market, it has deployed the following strategies:

    Enable Customers to Implement E-commerce.  As the Internet changes almost every aspect of business, mid-market companies will need to implement comprehensive Internet and e-commerce solutions to remain competitive. Great Plains provides an e-Business platform of front office/back office applications that fully integrate with its Internet and e-commerce solutions. These solutions allow its customers to take orders electronically from both established customers and at-large consumers with our business-to-business and consumer-to-business e-commerce solutions. Great Plains' e-business solutions also enables Great Plains' customers to communicate and deliver services to their customers and employees with "customer-facing" and "employee-facing" applications, applications that allow their customers and employees to receive web-based services from their desktop.

    Deliver Fully Integrated Front Office/Back Office Solution.  Businesses in the upper-tier of the mid-market are increasingly demanding a fully integrated e-Business platform of front office and back office applications, including comprehensive Internet and electronic commerce solutions. Great Plains, through its own internal development efforts, acquisitions, and strategic partnerships, provides a fully integrated enterprise-wide platform of front office, back office and e-business applications. This e-Business platform consists of financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support applications. In addition, independent software vendors offer more than 300 vertical and horizontal applications that further extend Great Plains' software solutions.

    Extend Technology Leadership.  Great Plains has built a strong record of technical leadership and continues to invest in developing new technologies and products. Great Plains eEnterprise and Dynamics provide award-winning functionality including navigation, customization, information access, scalability and integration. Both eEnterprise and Dynamics are designed to take full advantage of Windows 2000, and Great Plains was among the first front office/back office solution providers in the mid-market to support Windows 98. In addition, Great Plains believes eEnterprise was one of the first front office/back office solutions to fully integrate and leverage Microsoft Site Server, Commerce Edition, enabling mid-market businesses to integrate their web storefront with their back office applications. Great Plains' eEnterprise and Dynamics products have received more than 15 industry awards, including "Best Functionality" in the Microsoft BackOffice Challenge, an Editors' Choice Award from PC Magazine and a Reviewers' Choice Award from Personal Computing Magazine in the United Kingdom. Great Plains believes that its product architecture is well suited for ongoing integration of new technologies. It maintains a research team dedicated to assessing new and emerging technologies. In addition, it intends to maintain its leadership in providing customization capabilities that are essential to businesses in the mid-market.

    Strengthen Partner Network.  Great Plains believes that its partner network has been effective in serving the mid-market by providing high-quality, cost-effective marketing, pre-sales, sales, local service and consulting. Through its channel development and recruiting efforts, as well as its training, certification and performance recognition programs, Great Plains continues to strengthen this network. Great Plains offers an innovative electronic implementation tool to assist its partners in delivering efficient, high-quality business management solutions to its customers. Great Plains also offers extensive programs that provide partners with training, service and support to help them develop and expand their businesses. In addition, Great Plains has programs that provide product and curricula offerings to colleges and universities designed to increase the number of graduates familiar with its products. Great Plains offers a number of technology conferences each year, including "Stampede," an annual partner conference in Fargo. In 1999, 1,800 participants attended Stampede.

    Continue Award-Winning Service and Support.  Great Plains believes that high-quality service and technical support are essential elements of a complete front office/back office business management solution and are vital to maintaining customer and partner satisfaction. Great Plains has received numerous industry awards for its customer and partner service and continues to invest in its support infrastructure. Great Plains believes that its initiatives will further increase the timeliness and effectiveness of its service and technical support.

    Expand Global Product Offering and Infrastructure.  Great Plains currently sells its products in the United States and through subsidiaries located in Canada, the United Kingdom, Scandinavia, Germany, South Africa, Singapore, Philippines and Australia. In addition, it sells its products through international distribution partners in Poland, the Czech Republic, the Benelux countries, Portugal, Latin America and the Middle East. Great Plains intends to expand its global infrastructure by expanding its existing subsidiary and international partner operations, entering new markets, and extending the global functionality of its eEnterprise and Dynamics products. Great Plains also has development offices in Fargo, North Dakota; Minneapolis, Minnesota; Watertown, South Dakota; Seattle, Washington; Denver, Colorado; Manchester, New Hampshire; Atlanta, Georgia; Willich near Düsseldorf, Germany; London, England; Oslo, Norway; and Manila, Philippines.

    Unmatched Commitment to Partners, Customers and Team Members.  Great Plains is deeply committed to developing and sustaining long-term relationships with its partners, customers and team members. The Great Plains Mission Statement: "To improve the lives and business success of Partners and Customers," expresses this commitment. Great Plains has been recognized throughout the industry for its high levels of customer and partner service and its commitment to its team members. In addition, it has a low team member turnover rate. On January 17, 2000, Great Plains was named to the FORTUNE list of the "100 Best Companies to Work For in America." It also received two 1998 "Best Practices Awards" from Arthur Andersen in the categories of "Motivating and Retaining Employees" and "Exceeding Customer Expectations." In addition, in 1999, it also received the Arthur Andersen, "Best Practices Award" for "Strategic Leadership." These relationships allow Great Plains to achieve high customer, partner and team member satisfaction.

Technology

    Great Plains' solutions leverage key Microsoft technologies and are based on the following design objectives:

    Internet and E-commerce Enabled.  Great Plains was among the first mid-market business management solution providers to deliver Internet and e-commerce enabled business management solutions. It leverages Internet and e-commerce technologies, such as Microsoft Site Server, Commerce Edition, to deliver business-to-business and consumer-to-business e-commerce solutions as well as both "customer-facing" and "employee-facing" applications. Great Plains' business-to-business and consumer-to-business solutions allow its customers to complete digital transactions over the Internet, both with established customers and at-large consumers. Its customer-facing and employee-facing applications allow customers to deliver web-based desktop services to their customers and employees.

    Standards-based C++ Development Architecture.  The development architecture of Great Plains' business management solutions is standards-based C++. This powerful and flexible development environment has enabled Great Plains to build its products to leverage important technology advancements including 32-bit technologies, Windows 2000, Windows NT, Microsoft SQL Server, Visual Basic for Applications, and Microsoft's standard for application interoperability, the Component Object Model (COM). The use of standards-based C++ as Great Plains' development architecture will provide Great Plains with flexibility in continuing to deliver solutions on the emerging technologies and platforms.

    Microsoft SQL Server Optimization.  Great Plains eEnterprise and Dynamics are optimized for the latest releases of Microsoft SQL Server, including Microsoft SQL Server 7.0, and includes stored procedures to enhance distributed processing, overall performance and data integrity. Great Plains' implementation of Microsoft SQL Server, Windows 2000 and Windows NT also enhances data accessibility and system scalability.

    Componentized Functionality.  The business rules, or financial logic, of Great Plains' products have been designed and developed into "logic components." This "componentization" of the product allows Great Plains to use software code multiple times within a product, and from product to product, increasing the speed with which new applications and product extensions can be developed. The componentized architecture of Great Plains products also allows its applications and third-party applications to share a common user interface, thereby creating a seamless and easy-to-use environment for customers. In addition, the components that make up the business logic are separate from the technical application layer, allowing eEnterprise to adopt new technologies like COM and VBA rapidly without affecting the quality or performance of the business logic. Moreover, Great Plains makes certain components available to ISVs, which facilitates their ability to integrate companion products into Great Plains' business management solutions.

Products

    Great Plains' upper-tier product, eEnterprise, is a fully integrated, enterprise-wide platform of front office, back office, knowledge management and e-business solutions, consisting of financial, distribution, enterprise reporting, project accounting, e-business, human resources and payroll, manufacturing, service management, sales and marketing management, and customer service and support applications. Great Plains' business management product for smaller mid-market businesses, Dynamics, is a front office/back office solution consisting of financial, distribution, project accounting, e-business, human resources and payroll, sales and marketing management, and customer service and support applications. Both business management products also include of a suite of reporting, customization and integration tools.

    In October 1999, Great Plains acquired Atlanta-based Southern Plains LLC, a developer of customer service solutions for the field service marketplace. The field service solution is available for eEnterprise and had been available previously under an OEM agreement with Southern Plains since 1998. The field service solution includes modules for Service Call Management, Depot Management, Contract Administration, Preventive Maintenance and Returns Management.

    In December 2000, Great Plains began shipping Great Plains Siebel Front Office. This solution is designed to meet the needs of mid-market businesses that want to automate sales, marketing, service and e-commerce processes and is tightly integrated with both eEnterprise and Dynamics.

    In January 2000, Great Plains acquired RealWorld Corporation, a developer of accounting and business solutions. Great Plains plans to market its front office/back office and e-business products, Dynamics and eEnterprise, to RealWorld customers, giving them a clear migration path to market-leading e-business solutions. Great Plains intends to continue supporting the RealWorld products, enabling RealWorld customers to migrate to Great Plains solutions over time. In addition, several RealWorld partners will become authorized to sell Great Plains Dynamics and eEnterprise.

    In January 2000, Great Plains acquired BTK Software & Consulting AG, a developer of front office and back office solutions with offices in Germany, Austria and Switzerland. Great Plains will market BTK's front office and back office solution, APERTUM, to the lower-tier of the mid-market in Germany, Austria and Switzerland, a strategy that complements Great Plains' distribution of its eEnterprise solution in those markets. Great Plains will also market BTK's service management solution to mid-market customers in Europe. The acquisition of BTK expands Great Plains' presence in the European market and allows Great Plains to deliver multiple solutions to better meet the needs of mid-market customers who require Euro-compliant e-business solutions.

    In January 2000, Great Plains acquired a fixed asset management solution for Dynamics and eEnterprise from The FORESTAR Group. FORESTAR Fixed Asset Management has been marketed as a Great Plains application through an OEM agreement since 1997. Fixed Asset Management allows a company to record, track, depreciate and analyze its fixed assets.

    In February 2000, Great Plains acquired PWA Group, Limited, a leading provider of upper-tier mid-market human resource and payroll solutions based in the United Kingdom. As a result of the acquisition, Great Plains will significantly expand its human resource and payroll reach with solutions that contain the functionality required by more complex organizations. Additionally, PWA's e-business employee facing intranet applications complement Great Plains' current e-business solution offerings. PWA Empower e-Xtend People allows employees to update selected personal human resource information about them via a corporate intranet. PWA Empower e-Xtend Manager provides line managers with instant access to vital human resource information on all staff reporting to them.

    In March 2000, Great Plains acquired FRx Software Corporation, a developer of financial reporting software. FRx financial reporting applications have been marketed with Great Plains solutions through an OEM agreement since 1994. As a result of this acquisition, Great Plains and FRx plan to expand their Web-centric analytic applications to include additional e-reporting and business intelligence applications. FRx Software Corporation operates as a wholly owned subsidiary of Great Plains. FRx will continue to market its industry-leading financial reporting and analytic applications under the FRx brand through its existing distribution agreements with more than 25 other vendors and will continue to develop new distribution relationships.

	eEnterprise	Dynamics
Initial Release Date	July 1994	February 1993
Current Version/Release Date	Release 5.5/August 1999	Release 5.5/August 1999
Revenue of Target Customers	$10 to $500 million	$1 to $10 million
Database	Microsoft SQL Server	Microsoft SQL Server and Btrieve
Typical System Price Range	$20,000 to $75,000	$5,000 to $20,000
Solution	Financial, Distribution, Enterprise Reporting, Project Accounting, e-Business, Human Resources and Payroll, Manufacturing, Service Management, Sales and Marketing Management, and Customer Service and Support.	Financial, Distribution, Project Accounting, e-Business, Human Resources and Payroll, Sales and Marketing Management, and Customer Service and Support.

    The typical eEnterprise system price is based on systems with six to 20 users and three to six modules. An eEnterprise system that includes Great Plains' manufacturing solution or front office components typically costs more than $75,000. The typical Dynamics price range is based on systems with one to seven users and four to six modules. The system price is the price paid by the customer to a partner and does not represent sale proceeds to Great Plains or the cost of implementation.

    eEnterprise.  eEnterprise is Great Plains' solution for mid-market businesses that have high volume processing requirements, complex enterprise-wide business management needs and formal IT departments. eEnterprise has received several industry awards, was one of the first enterprise-wide mid-market solutions to receive Microsoft BackOffice logo compliance, the first enterprise-wide solution to fully integrate with Microsoft Site Server, Commerce Edition, and the first to receive full accreditation for the euro by the Business and Accounting Software Developers Association (BASDA). eEnterprise also was awarded the 1998 Industry Solution Award in the "Best Mid Market/Financial Management Functionality" category in February 1999. The eEnterprise solution consists of the following:

      Financial.  The eEnterprise Financial Series consists of General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets, Bank Reconciliation, Reporting, and Analysis Tools. The Financial Series is designed to meet the needs of businesses in the upper-tier of the mid-market, including those businesses with multiple entity and multinational reporting requirements. The Financial Series fully integrates with all other components of the eEnterprise solution and is designed to meet the needs of businesses across all industries.

      Distribution.  The eEnterprise Distribution Series consists of Inventory, Bill of Materials, Sales Order Processing, Purchase Order Processing, web-based purchase requisitions and electronic commerce solutions. The Distribution Series is designed to meet the distribution needs of wholesale distribution and manufacturing businesses in the mid-market and is integrated with

  eEnterprise Manufacturing, Sales and Marketing, Customer Service and Support and the Financial Series.

      Enterprise Reporting.  The Enterprise Reporting Series is designed for sophisticated group reporting and consolidation needs, and includes web-based reporting, advanced multi-dimensional consolidation and eliminations with complete multicurrency capabilities. Enterprise Reporting couples solid information control with a high degree of flexibility to mold the reporting processes around evolving business practices.

      Project Accounting.  The Project Series consists of project definition, tracking, purchasing, billing, plus time and expense entry for remote employees or employees who are otherwise not connected to the eEnterprise solution. The Project Series is designed to meet the needs of mid-market businesses that require an automated system to track internal projects, administer time and materials projects and manage accounting information. The Project Series integrates with the Financial, Distribution and Human Resources and Payroll Series for complete General Ledger, Accounts Payable, Accounts Receivable, Inventory and Payroll information control.

      Electronic Commerce.  Two eEnterprise e-business solutions, e.Commerce and e.Order, enable mid-market businesses to conduct commerce via the Internet, fully integrating with their distribution and financial applications. e.Commerce allows mid-market businesses to integrate their Microsoft Site Server-based web storefront with their eEnterprise Financial and Distribution Series

      Human Resources and Payroll.  The eEnterprise Human Resources and Payroll solution consists of Payroll, Human Resources, Direct Deposit, integration to ADP Payroll, and web-based employee personal information management applications. The Human Resources and Payroll solutions are designed to meet the needs of mid-market businesses across all industries and are integrated with the eEnterprise Financial Series. In addition, for mid-market manufacturing businesses, the eEnterprise Human Resources and Payroll solutions integrate with eEnterprise Manufacturing, allowing more accurate cost accounting for discrete manufacturing firms.

      Manufacturing.  The eEnterprise Manufacturing Series consists of Sales Forecasting, Master Production Scheduling, Materials Requirements Planning, Capacity Requirements Planning, Routings, Work Center Definition, Work in Process, Inventory Management, Standard Costing, Bill of Materials, Engineering Change Management, Quality Assurance, Job Costing, and Sales Configuration. The Manufacturing Series is designed to meet the needs of discrete manufacturing businesses in the mid-market and is integrated with the eEnterprise Financial Series, Distribution Series, Customer Service and Support, and Human Resources and Payroll solutions.

      Service Management.  The eEnterprise Service Management Series consists of Service Call Management, Depot Management, Contract Administration, Preventive Maintenance and Returns Management. In addition, the solution consists of an Internet self-service application, e.Service Center, which allows customers to schedule a service technician visit using the Internet. The Service Management Series is designed for service businesses in the mid-market that deliver fee, contract, or warranty based services on equipment, either at a customer's site or at a depot location. The Service Management Series is integrated with the eEnterprise Financial Series and Distribution Series. In addition, Manufacturing Series customers who also service the products they manufacture can utilize the Service Management Series.

      Sales and Marketing Management.  The Great Plains Siebel Front Office Series consists of Opportunity Management, Sales Pipeline Analysis, Account Management, Contact Management, Organizational Charting, Activity Management, Outlook Synchronization, Correspondence Fulfillment, Expense Reporting, Sales Reporting, and Mobile Synchronization. Additional modules include the Advanced Selling Pack for marketing libraries and product catalogs, quoting and forecasting; the Product Configurator for automating the ordering and buying processes; the Server Pack for territory management, lead routing, build data integration and remote software distribution; eSales to allow customers to browse product catalogs and create product configurations and quotes over the web; and eChannel for web-based lead routing and sales channel opportunity management. The Great Plains Siebel Front Office Series is designed to meet the needs of mid-market businesses that want to automate sales, marketing, service and e-commerce processes, and is integrated with eEnterprise Financial and Distribution Series solutions for customer and order entry information control.

      Customer Service and Support.  In addition to Sales and Marketing Management, the Great Plains Siebel Front Office Series consists of applications for call center, e-business and tools. The Great Plains Siebel Front Office Customer Service and Support Series allows businesses to offer on-demand sales and service assistance to their customers.

    In addition to the eEnterprise platform of front office, back office, knowledge management and e-business applications, numerous independent software developers provide vertical solutions on the same platform with the same architecture and interface as the eEnterprise solution, allowing eEnterprise customers and partners to deploy a fully integrated business solution.

    Dynamics.  Dynamics is Great Plains' front office/back office business management solution for mid-market businesses that need a Windows solution that is flexible and cost-effective, but does not require IT personnel dedicated to database administration. Dynamics leverages leading Microsoft technologies, including Microsoft Windows 98, Windows NT, Windows 2000, SQL Server and Visual Basic. Dynamics has received several industry awards, was one of the first business management applications to support Windows 98 and, along with Great Plains eEnterprise, the first to receive full accreditation for the euro by the Business and Accounting Software Developers Association (BASDA). The Dynamics solution consists of the following:

      Financial.  The Dynamics Financial Series consists of General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets and Bank Reconciliation. The Dynamics Financial Series is designed to meet the needs of smaller businesses in the mid-market and is fully integrated with all other components of the Dynamics solution.

      Distribution.  The Distribution Series consists of Inventory, Sales Order Processing, Purchase Order Processing and Bill of Materials. The Distribution Series is designed to meet the distribution needs of wholesale distribution and light manufacturing businesses in the mid-market, and is integrated with the Dynamics Financial Series.

      Project Accounting.  The Dynamics Project Series consists of Project Definition, Tracking, Purchasing, Billing, plus Time and Expense Entry for remote employees or employees who are otherwise not connected to the Dynamics solution. The Project Series is designed to meet the needs of mid-market businesses that require an automated system to track internal projects, administer time and materials projects, and manage accounting information. The Project Series integrates with Dynamics Financial, Distribution and Human Resources and Payroll solutions for complete General Ledger, Accounts Payable, Accounts Receivable, Inventory and Payroll information control.

      e-business.  The Dynamics e-business Series consists of e.View and e.Order. e.View allows customers to use the potential of the Internet to easily disseminate corporate information and reports via the Internet. e.Order is an out-of-the-box Internet storefront that integrates seamlessly with Dynamics for Microsoft SQL Server.

      Human Resources and Payroll.  The Dynamics Human Resources and Payroll solution consists of Payroll, Human Resources and Direct Deposit applications. The Dynamics Human Resources and Payroll solution is designed to meet the needs of smaller mid-market businesses across all industries, and is integrated with the Dynamics Financial Series.

      Sales and Marketing Management.  The Great Plains Siebel Front Office Series consists of Opportunity Management, Sales Pipeline Analysis, Account Management, Contact Management, Organizational Charting, Activity Management, Outlook Synchronization, Correspondence Fulfillment, Expense Reporting, Sales Reporting, and Mobile Synchronization. The Great Plains Siebel Front Office Series is designed to meet the needs of mid-market businesses that want to automate sales, marketing and service, and is integrated with Dynamics Financial and Distribution Series solutions for customer and order entry information control.

      Customer Service and Support.  In addition to Sales and Marketing Management, the Great Plains Siebel Front Office Series consists of applications for call center, e-business and tools. The Great Plains Siebel Front Office Customer Service and Support Series allows businesses to offer on-demand sales and service assistance to their customers.

    In addition to the Dynamics platform of applications, numerous independent software developers provide vertical solutions on the same platform with the same architecture and interface as the Dynamics solution, allowing Dynamics customers and partners to deploy a fully integrated business solution.

    Great Plains Online Services.  The Great Plains Online Services include Great Plains Stores, Great Plains Leasing Online and Great Plains works.com. These services, available at www.greatplains.com, help partners and customers increase their business opportunities, reduce costs, and compete more effectively in an ever-changing business world.

      Great Plains Stores.  Great Plains Stores provides mid-market businesses an easy, affordable and reliable way to expand their business to the World Wide Web. Based on the ConcentricHost™ platform provided by Concentric Network Corporation, Great Plains Stores offers services including domain name parking and registration, e-mail services, web site hosting and e-commerce. These services will be integrated with Great Plains Dynamics and Great Plains eEnterprise, giving businesses integration between their online presence and back office systems.

      Great Plains Leasing Online.  Great Plains is partnering with First Sierra Financial, Inc. to deliver Great Plains Leasing Online, a convenient, completely web-enabled means to access term payment financing for customers' total solutions. Great Plains Leasing Online provides flexible financing alternatives to help overcome customers' budgetary and cash-flow challenges while streamlining the sales process. Financing may be secured for Great Plains solutions, service plans, consulting and implementation services provided by Great Plains partners, and hardware.

      Great Plains works.com.  Great Plains has partnered with works.com, a business Internet service that helps companies move purchasing online, to deliver an automated online solution for purchasing business products. The partnership allows Great Plains customers and partners to fully automate the way they purchase and pay for office and technology products such as desk accessories, paper products, filing devices and business machines. Customers and partners receive significant discounts because of the aggregate power this online service provides.

    Reporting, Customization and Integration.  Great Plains' suite of business management reporting tools consists of the Dynamics Report Writer, FRx Advanced Report Writer, Seagate Crystal Reports, and e.View. The Dynamics Report Writer, FRx Advanced Report Writer and Seagate Crystal Reports enable Great Plains' customers and partners to create custom financial and business management reports. e.View, an Intranet-based application, allows employees across a customer's enterprise secure access to business information via a web browser. In addition, for eEnterprise customers, Great Plains offers Enterprise Reporting for handling multi-entity consolidations and reporting, and an eEnterprise edition of Cognos PowerPlay, which includes specialized reporting templates for sophisticated reporting and analysis.

    Great Plains' suite of business management customization and integration tools, its Customization and Integration Series, allows its customers and partners to customize and extend the functionality of eEnterprise and Dynamics. Key tools in the Customization and Integration Series are Integration Manager, Modifier with Visual Basic for Applications, the Continuum line of application integration solutions, and Dexterity. Integration Manager enables customers to integrate data from external databases, e-commerce solutions and desktop applications with Dynamics and eEnterprise. Modifier with Visual Basic for Applications can be used to customize any eEnterprise and Dynamics window, report, control or component of business logic. The Continuum line of application integration solutions, including Continuum for Visual Basic, Continuum for Excel, and Continuum for Delphi, facilitate integration between Great Plains' business management products and applications written in Visual Basic, Excel, Delphi or other Microsoft Component Object Model (COM) compliant development tools through the use of wizards (online instruction guides) and point-and-click operations. Dexterity enables customers and third party developers to create applications that seamlessly integrate with, and have the same look and feel as Great Plains' business management applications.

    Great Plains Accounting.  Great Plains Accounting is available for systems in single user and local area network environments. Great Plains Accounting includes a suite of financial and distribution applications that provide customers with a broad range of features and functions. Great Plains is actively promoting the migration of its more than 25,000 Great Plains Accounting customers to eEnterprise and Dynamics. Great Plains' revenues from its Great Plains Accounting product have been declining, and it expects that these revenues will continue to decline in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues."

Sales and Marketing

    Sales.  Great Plains sells, implements and supports its products exclusively through its partner network consisting of global, regional and local:

  •
  value added resellers (VARs)—professionals who sell and install business hardware and software;

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  systems integrators—professionals who combine technological products from various vendors to produce enhanced solutions;

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  application service providers (ASPs)—professionals who provide hosting and applications hardware and software solutions through a subscription, rental or leasing model over the internet;

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  independent software vendors (ISVs)—professionals who develop and market complementary software products;

  •
  accounting firms; and

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  specialized software consultants.

    Great Plains' partners are independent organizations that perform some or all of the following functions: sales and marketing; systems implementation and integration; hosting, outsourcing, software development and customization; and ongoing consulting, training, service and technical support. In many instances, a partner's primary source of income is derived from selling, implementing and supporting our products.

    Great Plains believes that its partners have a significant influence over product choices by customers, and that its relationships with its partners are an essential element in our marketing, sales and implementation efforts. Through its partner network, customers are served by trained and knowledgeable software professionals who are available locally to implement Great Plains' systems as well as provide ongoing service and support. Many of Great Plains' partners customize Great Plains' systems to fit individual business needs and develop industry-specific software applications that integrate with and extend the functionality of Great Plains products.

    Great Plains actively recruits partners through channel development groups. More importantly, it continues to assist its partners in growing their businesses through:

  •
  Management strategy consulting

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  Employee recruitment and placement

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  Comprehensive training and support

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  Cooperative marketing programs

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  Annual professional conferences

    Great Plains also has specialized strategies aimed at recruiting and supporting ISVs and accounting firms. Partners are required to undergo training and certification procedures before being authorized to sell and implement Great Plains' products, and must maintain certain standards and sales volumes to retain that authorization.

    Great Plains has subsidiary offices and distribution relationships worldwide. Internationally, it operates via subsidiaries in Canada, the United Kingdom, Scandinavia, Germany, South Africa, Singapore, and Australia. In December 1999, Great Plains formed a wholly owned subsidiary in Germany, Great Plains Software Deutschland. Great Plains has had a minority interest in these operations since 1997. In January 2000, Great Plains acquired BTK Software & Consulting AG, a developer of front office and back office solutions with offices in Germany, Austria and Switzerland. In February 2000, Great Plains acquired PWA Group, Limited, a leading provider of upper-tier mid-market human resource and payroll solutions based in the United Kingdom. These two acquisitions expand the Great Plains presence in Western Europe.

    In addition, Great Plains has established distribution relationships with international partners in Western and Eastern Europe, the Middle East, and Latin America to further the international distribution of its products. These distribution partners typically localize and translate Great Plains products, locate and train qualified VARs, market Great Plains products, and provide ongoing customer service and technical support. International partners typically pay localization and translation costs for

Great Plains' software in exchange for exclusive distribution rights, while Great Plains retains ownership of the localized version of the software. Great Plains and its international distributors have developed localized language versions of Great Plains' business management solutions including Arabic, Polish, German, Portuguese and Spanish. In addition, Great Plains has developed localized versions for the United Kingdom, Australia, New Zealand, South Africa and French-speaking Canada. Great Plains' product architecture is designed to facilitate the translation, localization and maintenance of multilingual and multinational versions.

    Great Plains' international business may be affected by factors such as local economic and market conditions, political and economic instability, greater difficulty in administering operations, difficulties in enforcing intellectual property and contractual rights, difficulties in tailoring Great Plains' software products to fit local accounting principles, rules, regulations, language, tax codes and customs, fluctuations in currency exchange rates and the need for compliance with a wide variety of foreign and United States export regulations.

    Marketing.  Great Plains is focused on building market awareness and acceptance of the company and its products as well as on generating qualified customer leads. Partners pursue customer leads with assistance from Great Plains sales personnel.

    Great Plains has a comprehensive marketing strategy with several key components: global corporate and product image and awareness building, direct marketing to both prospective and existing customers, a strong web presence, and local marketing with partners. Great Plains' corporate image strategy includes global advertising in key financial, business and technology publications as well as web-based advertising. Great Plains' direct marketing includes direct mail, online and regional seminars, tradeshows, and outbound telemarketing to existing and prospective customers. For prospective customers, Great Plains also offers seminars and self-qualifying tools to assist them in selecting business management solutions. Seminars are offered in conjunction with partners in their local or industry-specific markets. Great Plains' web-based marketing is designed to generate new leads for Great Plains. Great Plains' marketing strategy is designed to take advantage of its partner network by including cooperative marketing programs designed for partners' local markets. Finally, Great Plains has developed a new brand mark to more accurately align its image with its core strategies and position it for global expansion.

Seasonality

    Great Plains' business has experienced and may continue to experience seasonality. In recent years, it has recognized a greater percentage of its revenue and operating income excluding the effect of amortization of acquired intangibles in the fourth fiscal quarter than in any of the first three fiscal quarters due to a number of factors, including the timing of product releases and its sales incentive programs. Moreover, due to generally diminished business activity in the summer quarter, and to Great Plains' fiscal year-end sales incentive programs, Great Plains has historically recognized less revenue and operating income in its first fiscal quarter than in other quarters.

Customers

    Great Plains' products offer functionality and scalability to suit a wide range of mid-market businesses, from fast-growing entrepreneurial businesses to divisions of large enterprises. In addition, Great Plains' front office/back office solution, implemented as an integrated e-business and enterprise-wide solution or with an industry-specific third party application, have been purchased by companies in a wide variety of industries, such as:

Advertising	Healthcare	Non Profit Broadcasting
Hospitality	Professional Sports	Computer Software
Information Services	Publishing	Construction
Insurance and Financial Services	Retail	Distribution
Internet Software and Services	Telecommunications	Education
Manufacturing	Transportation

    Great Plains provides an annual learning and information sharing opportunity for its customers through its annual customer conference, Convergence. Convergence is designed specifically to bring together customers, business partners and industry experts. More than 1,700 customers, business partners and industry experts attended Convergence 2000. Convergence is held each spring in Orlando, Florida, and is aimed at Great Plains' front office/back office customers.

Customer and Partner Service

    Great Plains believes that prompt and effective service and technical support is an important component of a complete e-business and enterprise-wide solution and is critical to the long-term satisfaction of Great Plains' customers and partners. Great Plains has received numerous awards for its partner and customer service.

    Great Plains maintains profiles and detailed call histories on each of its customers and partners. These profiles enable Great Plains' support personnel to respond more effectively to service inquiries, allow Great Plains to better forecast which customers are likely to purchase new products or upgraded versions of existing products and assist Great Plains in developing new applications and features that accurately address the needs of the market.

    Great Plains provides service and technical support through a service organization consisting of 495 (FTE) employees as of February 29th, 2000. It provides a variety of training, technical support and service programs for customers that supplement the primary support provided by partners. Great Plains offers video, teleconference and classroom training as well as technical support through a toll-free number and its website. Telephone support calls are handled by professional support personnel and have various guaranteed response times, depending on the type of support plan purchased. Response times as short as 30 minutes are offered.

    In addition to Great Plains' technical support programs, customers are offered software maintenance programs for an annual fee. These programs provide customers with product upgrades and online information and assistance through Great Plains' CustomerSource web site. Great Plains also offers comprehensive training and product support to its partners, including an award-winning web site, PartnerSource, to ensure that they provide the necessary levels of technical support and assistance to customers. Great Plains offers its partners a variety of consulting resources for resale to customers, including strategic implementation planning, project management and product customization.

Research and Development

    Since its inception, Great Plains has made substantial investments in research and development. During the fiscal years 1997, 1998 and 1999, software development expenses were $9.7 million, $12.5 million, and $19.5 million, respectively. During the first nine months of Fiscal 1999 and 2000, software development expenses were $14.0 million and $21.9 million, respectively. As of February 29th, 2000, Great Plains had 494 employees engaged in research and development.

    Great Plains' research and development efforts employ a standard development process to guide software development through stages of product concept, market requirements analysis, product definition, design specification, coding, testing and release. These efforts are also focused on identifying, developing and integrating leading technologies into Great Plains' products to better meet customer needs.

    Great Plains' software products are designed for Microsoft technologies, including Windows NT, Windows 98, Windows 2000 and SQL Server. In addition, Great Plains' products utilize other Microsoft technologies, including Site Server, Internet Information Server, Visual Basic and Visual Basic for Applications. Accordingly, Great Plains' strategy will require that its products and technology are compatible with new developments in Microsoft's technology.

Production

    The principal physical components of Great Plains' software products are computer media and manuals. Great Plains prepares master software CDs, manuals and packaging materials that are then duplicated by Great Plains and third party vendors. To date, Great Plains has not experienced any material difficulties or delays in the manufacture and assembly of its products or material returns due to product defects.

Intellectual Property Rights and License

    Great Plains regards certain features of its internal operations, software and documentation as intellectual property. It relies on a combination of contract, copyright, trademark and trade secret laws, a mandatory software registration mechanism and other measures to protect its intellectual property. It has no patents. Great Plains believes that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of its team members, frequent product enhancements and the timeliness and quality of support services. It is Great Plains' policy to file for protection of its basic trademarks and service marks in countries in which it sells Great Plains products either directly or through its international partners and in countries in which protection is advisable. Despite these measures there can be no assurance that it will be able to fully protect its intellectual property.

    Great Plains provides its products to customers on a "right-to-use" basis, under non-exclusive licenses, which generally are nontransferable and have a perpetual term. It typically licenses its products solely for the customer's internal operations.

Competition

    The market for Great Plains products is highly competitive and rapidly changing. Its primary market consists of businesses in the mid-market. Its current and prospective competitors offer a variety of solutions for this market. Great Plains experiences significant competition and expect substantial additional competition from established and emerging software companies that offer products similar to Great Plains products and target the same customers as Great Plains does. Great Plains believes it competes on each of the following factors:

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  product features, functionality, performance and price;

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  the capacity and capabilities of distribution partners;

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  the quality of customer and partner service and technical support;

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  sales and marketing efforts;

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  new product and technology introductions, including e-commerce; and

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  company image and stability.

    Globally, Great Plains faces significant competition from both U.S.-based and non-U.S.-based vendors. In addition, to mid-market focused competitors, Great Plains competes for mid-market business with companies primarily targeting the large enterprise market. Great Plains believes that the products from these competitors are neither designed nor priced to meet the needs of the mid-market, and that Great Plains competes effectively against them in the mid-market. Great Plains' products also face competition from providers of industry-specific applications as well as indirect competition from in-house, custom-developed business management applications. In addition, a number of hosted or ASP solutions are creating additional competition for Great Plains.

    Certain of Great Plains' competitors have substantially greater financial, marketing or technical resources than Great Plains. There can be no assurance that other companies have not developed or marketed or will not develop or market products that are superior to Great Plains' products, that are offered at substantially lower prices than those offered by Great Plains, or that have or will achieve greater market acceptance than those of Great Plains' products. In addition, there can be no assurance that alternative methods of delivering business management applications will not provide increased competition, including solutions which may result from the significant number of new Internet focused companies.

Facilities

    Great Plains' principal administrative, marketing, production and product development facilities consist of an aggregate of approximately 165,000 square feet at three locations in Fargo, North Dakota. Great Plains also leases space for subsidiary operations in Canada, the United Kingdom, Germany, Scandinavia, South Africa, Singapore and Australia. In addition, Great Plains has offices in Seattle, Washington; Manchester, New Hampshire; Minneapolis, Minnesota; Watertown, South Dakota; Atlanta, Georgia; Oslo, Norway; and Manila, Philippines. With the acquisition of FRx, offices were added in Denver, Colorado. Great Plains occupies the Fargo sites under lease agreements that expire at various times through 2013. Total rent expense during fiscal 1997, 1998, and 1999 and for the nine months ended February 29, 2000 was $866,000, $1,054,000, $1,593,000, and $3,010,000 respectively. Great Plains is currently in the process of constructing a second facility on its campus in Fargo ND. This facility is expected to be completed by spring/summer of 2001. This facility will be owned by Great Plains with funding through a loan. The facilities added as a result of the recent acquisitions as well as completion of the second facility will result in increased rent and facilities costs.

Team Members

    As of February 29, 2000 Great Plains (including subsidiaries) had a total of 1,612 full time equivalent employees ("FTEs"), including 921 FTEs in sales, marketing, technical support and consulting services, 494 FTEs in research and development and 197 FTEs in administration. None of its employees is represented by a labor union. Management believes that its relations with its employees are good. Great Plains received recognition for the fourth time as one of the "100 Best Companies to Work for in America," as reported in FORTUNE magazine, January 17, 2000.

    Great Plains believes that its continued success will depend in large part upon its ability to attract and retain highly-skilled technical, managerial, sales and marketing personnel. The loss of services of one or more of Great Plains' key employees could have a materially adverse effect on its business, operating results and financial condition. Great Plains intends to hire a significant number of additional service and technical personnel in fiscal 2000. Competition for the hiring of personnel in the software industry is intense and, from time to time, Great Plains experiences difficulty in locating candidates with appropriate qualifications, particularly within the desired geographic location. It is widely believed that the technology sector is at or over a state of full employment. There can be no assurance that Great Plains will be successful in attracting and retaining the personnel required to develop, market and support new or existing software. The growth in Great Plains' customer base and expansion of its product lines and supported platforms have placed, and are expected to continue to place, a significant strain on its management and operations, including its service and development organizations.

Legal Proceedings

    From time to time, Great Plains and its subsidiaries are involved in litigation arising out of operations in the normal course of business. In the opinion of Great Plains management, it currently is not a party to any legal proceedings the adverse outcome of which, individual or in the aggregate, could reasonably be expected to have a material adverse effect on Great Plains' results of operations or financial position.

Selected Consolidated Financial Data

    The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included elsewhere in this proxy statement/prospectus. The selected consolidated statement of income data shown below for the years ended May 31, 1997, 1998 and 1999 and the consolidated balance sheet data at May 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this proxy statement/ prospectus and should be read in conjunction with those consolidated financial statements and related notes. The selected consolidated statement of income data presented below for the years ended May 31, 1995 and 1996 and the consolidated balance sheet data at May 31, 1995, 1996 and 1997 are derived from audited financial statements not included elsewhere in this proxy statement/prospectus. The selected consolidated financial data as of February 29, 2000 and for the nine months ended February 28, 1999 and February 29, 2000 has been derived from unaudited financial statements of Great Plains which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the nine months ended February 29, 2000 are not necessarily indicative of the results to be expected for the full year or for any future period. For an explanation of the determination of the number of shares used in computing net income per share, see Note 1 of Notes to Consolidated Financial Statements.

						Nine Months Ended February 28, 1999	Nine Months Ended February 29, 2000
	Year Ended May 31,
	1995	1996	1997	1998	1999
						(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statement of Income Data:
Revenues:
License	$25,050	$27,078	$35,919	$52,949	$79,685	$55,802	$75,766
Service	12,847	15,193	21,201	32,710	55,222	38,978	59,525

Total revenues	37,897	42,271	57,120	85,659	134,907	94,780	135,291
Cost of revenues:
License	4,439	4,913	6,362	11,220	19,355	14,041	18,927
Service	5,622	5,980	8,260	11,118	18,350	12,634	22,054
Amortization of acquired intangibles	—	—	—	—	—	—	284

Total cost of revenues	10,061	10,893	14,622	22,338	37,705	26,675	41,265

Gross profit	27,836	31,378	42,498	63,321	97,202	68,105	94,026
Operating expenses:
Sales and marketing	14,013	14,448	21,818	31,519	47,845	33,568	45,396
Research and development	9,308	8,876	9,678	12,516	19,486	14,012	21,917
General and administrative	3,886	4,763	5,592	7,587	11,080	7,872	11,758
Amortization of acquired intangibles	—	29	117	187	1,078	786	2,585
Acquired in-process research and development	—	—	—	7,136	—	—	—

Total operating expenses	27,207	28,116	37,205	58,945	79,489	56,238	81,656

Operating income	629	3,262	5,293	4,376	17,713	11,867	12,370
Other income (expense), net	(260)	100	558	3,274	3,592	2,142	4,257

Income before income taxes	369	3,362	5,851	7,650	21,305	14,009	16,627
Income tax provision (benefit)(1)	45	(4,099)	2,207	3,203	8,520	5,603	8,645

Income before cumulative effect of change in accounting principle	324	7,461	3,644	4,447	12,785	8,406	7,982
Cumulative effect of a change in accounting principle	(200)	—	—	—	—	—	—

Net income	$124	$7,461	$3,644	$4,447	$12,785	$8,406	$7,982

Income (loss) per common share:
Basic(2)	$0.00	$0.58	$(1.78)	$0.33	$0.90	$0.61	$0.51
Diluted	$0.01	$0.76	$0.36	$0.32	$0.86	$0.58	$0.49

Shares used in computing income (loss) per common share:
Basic	7,158,950	7,352,820	7,629,460	13,381,414	14,231,102	13,828,243	15,639,805
Diluted	9,164,980	9,764,924	10,003,349	14,089,092	14,872,579	14,511,467	16,356,893

	May 31,
						February 29, 2000
	1995	1996	1997	1998	1999
						(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Balance Sheet Data:
Assets:
Cash, cash equivalents and investments	$2,892	$8,256	$16,243	$66,918	$123,683	$91,656
Total assets	15,327	24,361	33,214	102,845	180,252	284,649
Working capital	(4,992)	1,012	6,658	50,824	101,954	62,645
Liabilities and stockholders' equity (deficit):
Deferred revenues	8,027	9,018	10,448	15,133	23,884	39,876
Long-term debt capital lease obligations, less current portion	750	20	—	—	—	6,608
Mandatory redeemable convertible preferred stock	8,300	11,502	28,698	—	—	—
Total stockholders' equity (deficit)	(9,066)	(4,812)	(16,277)	69,671	133,193	202,735

(1)
Net income for the year ended May 31, 1996, includes an income tax benefit of $4.1 million related to the reversal of a valuation allowance. The reversal reflects the recognition of net operating loss carry forwards and other deferred tax assets and was a result of management's analysis of Great Plains' current level of earnings and future outlook, which increased the likelihood of Great Plains realizing its deferred tax assets.

(2)
For the fiscal years ended May 31, 1995, 1996 and 1997, basic net income per share is lower than the diluted net income per share due to the fact that net income available to common stockholders for the basic calculation is reduced by the increase in carrying value of the mandatorily redeemable preferred stock. This increase in carrying value has a greater impact on the basic calculation than does the inclusion of the preferred shares in the diluted calculation. The mandatorily redeemable preferred stock was converted into shares of common stock in June 1997 in connection with Great Plains' initial public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

    Great Plains provides fully integrated front office/back office and electronic business management solutions for the mid-market. These include financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support applications. Great Plains solutions are sold and implemented by a worldwide network of independent partner organizations that share Great Plains commitment to lasting customer relationships.

    Great Plains has been a leading provider of business software solutions since 1982 when it began selling Great Plains Accounting (the "heritage product"). In the late 1980s, Great Plains anticipated the market shift toward Windows and Windows NT technologies and in February 1993, released Dynamics. Dynamics is Great Plains' business management solution for small businesses in the mid-market. In July 1994, Great Plains released eEnterprise. eEnterprise is Great Plains' e-business and enterprise-wide business management solution for the upper tier of the mid-market, and is optimized for Windows 2000, Windows NT and Microsoft SQL Server.

    During fiscal 1999 and the first nine months of fiscal 2000, Great Plains launched several new applications on its fully integrated e-Business platform. During fiscal 1999 it added a human resources application, a manufacturing solution and a sophisticated enterprise reporting solution, which enhance Great Plains' front office/back office business management solutions. The acquisition of Match Data Systems in April 1999 further expanded Great Plains' offering with the addition of a project accounting solution developed specifically for the e-Business platform. Through this acquisition, Great Plains also acquired a development center in Manila, Philippines with a 45-member development team. In addition, in July 1999, Great Plains announced a partnership with Siebel Systems to offer Great Plains Siebel Front Office, providing mid-market customers the only fully integrated back office, front office, and electronic business solution from a single source.

    In addition to the new Manila development office established through the Match Data Systems acquisition, Great Plains' global organization now includes subsidiaries in Canada, the United Kingdom, Germany, Scandinavia, South Africa, Singapore and Australia. Great Plains' activities in other countries through international distribution partners include Poland, the Czech Republic, the Benelux countries, Portugal, Latin America, and the Middle East. Great Plains' solutions are available in nine languages and have been sold in approximately 95 countries.

    During fiscal 2000, Great Plains has expanded its global operations and solution offerings both organically and through acquisition. Specifically Great Plains has made the following acquisitions in fiscal 2000:

  •
  In October 1999, Great Plains acquired Atlanta-based Southern Plains LLC, a developer of customer service solutions for the field service marketplace. The field service solution is available for eEnterprise and had been available previously under an OEM agreement with Southern Plains since 1998. The field service solution includes modules for Service Call Management, Depot Management, Contract Administration, Preventive Maintenance and Returns Management.

  •
  In December 1999, Great Plains formed a wholly owned subsidiary in Germany, Great Plains Software Deutschland, through purchase of the majority interests in an established international alliance partnership. Great Plains has held a minority interest in these operations since 1997. Located in Hamburg, these operations serve as a distributor of eEnterprise solutions to a partner channel throughout Germany.

  •
  In January 2000, Great Plains acquired RealWorld Corporation, a developer of accounting and business solutions. Great Plains plans to market its front office/back office and e-business products, Dynamics and eEnterprise, to RealWorld customers, giving them a clear migration path to market-leading e-business solutions. Great Plains intends to continue supporting the RealWorld products, enabling RealWorld customers to migrate to Great Plains' solutions over time. In addition, several RealWorld partners will become authorized to sell Great Plains Dynamics and eEnterprise.

  •
  In January 2000 Great Plains acquired BTK Software & Consulting AG, a developer of front office and back office solutions with offices in Germany, Austria and Switzerland. Great Plains will market BTK's front office and back office solution, APERTUM, to the lower-tier of the mid-market in Germany, Austria and Switzerland, a strategy that complements Great Plains' distribution of its eEnterprise solution in those markets. Great Plains will also market BTK's service management solution to mid-market customers in Europe. The acquisition of BTK expands Great Plains' presence in the European market and allows the company to deliver multiple solutions to better meet the needs of mid-market customers who require Euro-compliant e-business solutions.

  •
  In January 2000, Great Plains acquired a fixed asset management solution for Dynamics and eEnterprise from The FORESTAR Group. FORESTAR Fixed Asset Management has been marketed as a Great Plains application through an OEM agreement since 1997. Fixed Asset Management allows a company to record, track, depreciate and analyze its fixed assets.

  •
  In February 2000, Great Plains acquired PWA Group, Limited, a leading provider of upper-tier mid-market human resource and payroll solutions based in the United Kingdom. As a result of the acquisition, Great Plains will significantly expand its human resource and payroll reach with solutions that contain the functionality required by more complex organizations. Additionally, PWA's e-business employee facing intranet applications complement Great Plains' current e-business solution offerings. PWA Empower e-Xtend People allows employees to update selected personal human resource information about them via a corporate intranet. PWA Empower e-Xtend Manager provides line managers with instant access to vital human resource information on all staff reporting to them.

  •
  In March 2000, Great Plains acquired FRx Software Corporation, a developer of financial reporting software. FRx financial reporting applications have been marketed with Great Plains solutions through an OEM agreement since 1994. As a result of the merger, Great Plains and FRx plan to expand their Web-centric analytic applications to include additional e-reporting and business intelligence applications. FRx Software Corporation operates as a wholly owned subsidiary of Great Plains. FRx will continue to market its industry-leading financial reporting and analytic applications under the FRx brand through its existing distribution agreements with more than 25 other vendors and will continue to develop new distribution relationships.

    Great Plains made significant investments in research and development in the early 1990s to launch Dynamics and eEnterprise. In addition, it has made a significant investment in building an experienced and knowledgeable network of independent channel partners to market, implement and support Great Plains' Dynamics and eEnterprise products (together, the "e-Business platform products"). Since the release of the e-Business platform products, Great Plains' principal source of revenues has shifted from the heritage product to e-Business platform products. e-Business platform products accounted for 77.4%, 87.3%, 93.7% and 96.1% of Great Plains' total revenue for fiscal 1997, 1998, 1999 and for the nine months ended February 29, 2000, respectively.

    Great Plains' revenues are derived from two principal sources: software license fees and fees for maintenance, technical support, training and consulting services. As required, Great Plains recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, which it adopted beginning June 1, 1998. Statement of Position 97-2 generally requires revenue earned on software products, upgrades or enhancements, rights to exchange or return software, post contract customer support, or services, including elements deliverable only on a when-and-if-available basis, to be allocated to the various elements of the sale based on vendor specific objective evidence of fair market values. If this evidence does not exist, revenue from the sale would be deferred until sufficient evidence exists, or until all elements have satisfied the requirements for revenue recognition. Prior to adoption of Statement of Position 97-2, Great Plains recognized revenue in accordance with Statement of Position 91-1, Software Revenue Recognition. This adoption did not have a material effect on the timing of Great Plains' revenue recognition or cause changes to Great Plains' revenue recognition policies. See Note 1 of Notes to Consolidated Financial Statements.

    License fee revenues are generally recognized upon shipment of the related software product and associated registration keys. Fees for Great Plains' maintenance and support plans are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Fees for Great Plains' training and consulting services are recognized at the time the services are performed.

    Great Plains' eEnterprise and Dynamics customers are required to purchase a one-year maintenance plan at the time the product is licensed. A majority of these customers renew the maintenance plan after the initial term. Under the maintenance plan, Great Plains provides these customers with product upgrades in addition to on-line assistance and information. The maintenance program for Great Plains' heritage product provides customers with product "updates," which are less significant releases of the heritage product; however, heritage product upgrades are not included in the heritage maintenance program. Heritage customers can purchase product upgrades as they are released.

    For further discussion of recently issued accounting pronouncements that may impact Great Plains' future financial results, see Note 1 of the Notes to Consolidated Financial Statements.

Results of Operations

    The following table presents for the periods indicated the percentage of total revenues represented by certain items reflected in Great Plains' consolidated statement of income.

	Year Ended			Nine Months Ended
	May 31, 1997	May 31, 1998	May 31, 1999	February 28, 1999	February 29, 2000
As a percentage of total revenues
Revenues:
License	62.9%	61.8%	59.1%	58.9%	56.0%
Service	37.1	38.2	40.9	41.1	44.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
License	11.1	13.1	14.3	14.8	14.0
Service	14.5	13.0	13.6	13.3	16.3
Amortization of acquired intangibles	—	—	—	—	0.2

Total cost of revenues	25.6	26.1	27.9	28.1	30.5

Gross profit	74.4	73.9	72.1	71.9	69.5
Operating expenses:
Sales and marketing	38.2	36.8	35.5	35.5	33.6
Research and development	16.9	14.6	14.4	14.8	16.2
General and administrative	9.8	8.9	8.2	8.3	8.7
Amortization of acquired intangibles	0.2	0.2	0.9	0.8	1.9
Acquired in-process research and development	—	8.3	—	—	—

Total operating expenses	65.1	68.8	59.0	59.4	60.4

Operating income	9.3	5.1	13.1	12.5	9.1
Other income, net	1.0	3.8	2.7	2.3	3.2

Income before income taxes	10.3	8.9	15.8	14.8	12.3
Income tax provision	3.9	3.7	6.3	5.9	6.4

Net income	6.4%	5.2%	9.5%	8.9%	5.9%

Revenues

    Revenues.  Revenues increased from $57.1 million in fiscal 1997 to $85.7 million in fiscal 1998 and to $134.9 million for fiscal 1999, representing increases of 50.0% and 57.5%, respectively. Revenues increased from $94.8 million for the nine months ended February 28, 1999 to $135.3 million for the nine months ended February 29, 2000, representing an increase of 42.7%. These increases in revenues were primarily due to increased demand for Great Plains' eEnterprise and Dynamics products (together, the e-Business platform products) and related service fees. The following table presents for the periods indicated e-Business platform and heritage product revenues, each as a percentage of total revenues:

	Year Ended			Nine Months Ended
	May 31, 1997	May 31, 1998	May 31, 1999	February 28, 1999	February 29, 2000
Great Plains e-Business platform product revenues	77.4%	87.3%	93.7%	93.1%	96.1%
Heritage product revenues	22.6%	12.7%	6.3%	6.9%	3.9%

    e-Business platform product revenues, including license and service fees, increased from $44.2 million in fiscal 1997 to $74.8 million in fiscal 1998 and to $126.4 million in fiscal 1999, representing increases of 69.1% and 69.1%, respectively. e-Business platform product revenues increased from $88.2 million for the nine months ended February 28, 1999 to $130.0 million for the nine months ended February 29, 2000, an increase of 47.3%. These increases in revenues were primarily the result of increases in new and existing customer licenses as well as increased revenues from maintenance and telephone support contracts due to an increased installed base of e-Business platform customers.

    The increase in e-Business platform product revenues was offset, in part, by a decrease in revenues from Great Plains heritage products. Heritage product revenues decreased from $12.9 million in fiscal 1997 to $10.9 million in fiscal 1998 and to $8.5 million in fiscal 1999, representing decreases of 15.6% and 22.1%, respectively. Heritage product revenues decreased from $6.6 million for the nine months ended February 28, 1999 to $5.3 million for the nine months ended February 29, 2000, representing a decrease of 18.8%. The decrease in heritage product revenues was primarily due to a decrease in demand for DOS and Macintosh solutions, which reflect the broader market trend toward Windows, Windows NT, and web-based solutions. Great Plains anticipates that heritage product revenues will continue to decrease in future periods.

    Great Plains' international revenues increased from $8.6 million in fiscal 1997 to $13.4 million in fiscal 1998 and $22.8 million in fiscal 1999, representing, 15.0%, 15.6%, and 16.9% of total revenues for fiscal 1997, 1998 and 1999, respectively. International revenues increased from $15.7 million for the nine months ended February 28, 1999 to $23.4 million for the nine months ended February 29, 2000, representing 16.5% and 17.3% of total revenues, respectively. In fiscal 1998, the growth was primarily a result of growth in Great Plains' international subsidiary operations in the United Kingdom and Australia, as well as from the addition of new subsidiary operations in Singapore, South Africa and Scandinavia. In fiscal 1999, the revenue growth was largely a result of growth in markets served by Great Plains' existing subsidiary operations and the fact that all of Great Plains' subsidiaries were in operation for the entire year. This increase for the nine months ended February 29, 2000 can be partially attributed to the acquisition of international operations in Europe that became effective during the quarter ended February 29, 2000 in addition to growth in Great Plains existing international subsidiaries in Canada, the United Kingdom, Australia, Philippines, South Africa and Singapore.

    License.  Total license fee revenues increased from $35.9 million in fiscal 1997 to $53.0 million in fiscal 1998 and to $79.7 million in fiscal 1999, representing increases of 47.4% and 50.5%, respectively. Total license fee revenues increased from $55.8 million for the nine months ended February 28, 1999 to $75.8 million for the nine months ended February 29, 2000, representing an increase of 35.8%. This increase in total license fees was largely attributable to increased demand for the e-Business platform products from both new and existing customers. The increase in demand for the e-Business platform products was also driven by demand created by a broader product offering. Great Plains broadened its e-Business platform solutions in fiscal 1999 with the addition of human resources, manufacturing and enterprise reporting solutions and added new solution areas of front office, project accounting and e-commerce for the nine months ended February 29, 2000.

    Service.  Service revenues increased from $21.2 million in fiscal 1997 to $32.7 million in fiscal 1998 and $55.2 million in fiscal 1999, representing increases of 54.3% and 68.8%, respectively. In addition, service revenues increased from $39.0 million for the nine months ended February 28, 1999 to $59.5 million for the nine months ended February 29, 2000, representing an increase of 52.7%. Service revenues as a percentage of total revenues were 37.1%, 38.2%, and 40.9% for fiscal 1997, 1998 and 1999, respectively. Similarly, service revenues as a percentage of total revenues were 41.1% and 44.0% for the nine months ended February 28, 1999 and February 29, 2000, respectively. The increase in service revenues is due largely to the increased number of licenses for e-Business platform products and renewals of existing maintenance and support contracts from the increased installed base of

e-Business platform customers. The increase in service revenues as a percentage of total revenues is due primarily to renewals of existing maintenance and support contracts from the installed base of e-Business platform customers.

Costs and Expenses

    Cost of License Revenues.  Cost of license revenues consists primarily of the costs of product manuals, media, shipping and royalties paid to third-parties. Cost of license revenues increased from $6.4 million in fiscal 1997 to $11.2 million in fiscal 1998 and $19.4 million in fiscal 1999, representing 17.7%, 21.2% and 24.3% of total cost of license revenues in fiscal 1997, 1998 and 1999, respectively. In addition, cost of license revenues increased from $14.0 million in the nine months ended February 28, 1999 to $18.9 for the nine months ended February 29, 2000, representing 25.2% and 25.0% of total cost of license revenues, respectively. The dollar increases in the cost of license revenues were primarily attributable to the overall growth in license fee revenues and an increase in the sale of products for which Great Plains is obligated to pay royalties to third-party vendors. The increase in cost of license revenues as a percentage of license revenue increased due to a higher mix of revenue from sales of third-party products for which Great Plains has a royalty obligation. The cost of license revenues as a percentage of license revenues may continue to increase if Great Plains enters into additional royalty arrangements or if sales of products which include a royalty obligation increase as a percentage of total license revenues.

    Cost of Service Revenues.  Cost of service revenues consists of the costs of providing telephone support, training and consulting services to customers and partners. Cost of service revenues increased from $8.3 million in fiscal 1997 to $11.1 million in fiscal 1998 and to $18.3 million for fiscal 1999, representing 39.0%, 34.0%, and 33.2% of total service revenues. In addition, cost of service revenues increased from $12.6 million for the nine months ended February 28, 1999 to $22.1 million for the nine months ended February 29, 2000, representing 32.4% and 37.0% of total service revenues, respectively. The increase in dollar amount is primarily due to the expansion of Great Plains' service resources. The decrease in cost of service revenues as a percentage of service revenues for fiscal 1998 and 1999 is due, in part, to improved efficiency in operations and continued strong customer enrollment in maintenance plans and support contracts. The increase in cost of service revenues as a percentage of total service revenues for the nine months ended February 29, 2000 is due to the additional service personnel in support, training and consulting to support the new solutions areas of front office, human resources, project accounting and e-commerce, as well as additional costs associated with servicing the increased installed base of e-Business platform customers. Great Plains anticipates that cost of service revenues will increase in dollar amount as service revenues increase and may increase as a percentage of service revenue if additional resources are added to support additional new solutions.

    Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions, travel and promotional expenses. Sales and marketing expenses have increased from $21.8 million in fiscal 1997 to $31.5 million in fiscal 1998 and to $47.8 million for fiscal 1999, representing 38.2%, 36.8%, and 35.5% of total revenues for fiscal 1997, 1998 and 1999, respectively. Sales and marketing expenses have increased from $33.6 million for the nine months ended February 28, 1999 to $45.4 million for the nine months ended February 29, 2000, representing 35.5% and 33.6% of total revenues, respectively. The dollar increase in sales and marketing expenses is attributable to the hiring of additional sales and marketing personnel, continued investments in expanding the capacity and capability of the channel for Great Plains' e-Business platform products and increased marketing expenses for Great Plains' e-Business platform products including a global advertising and brand awareness campaign. In addition, Great Plains increased sales and marketing expenses related to the operation of its international subsidiaries in Canada, the United Kingdom, Scandinavia, South Africa, Singapore, Germany and Australia. The decrease in sales and marketing expenses as a percentage of total revenues reflects an increase in sales and marketing productivity and a corresponding increase in revenues derived from Great Plains' e-Business platform products. Great Plains anticipates that sales and marketing expenses will increase in dollar amount as total revenues increase; however, it does not anticipate significant changes in sales and marketing expenses as a percentage of total revenues.

    Research and Development.  Research and development expenses consist primarily of compensation of development personnel and depreciation of equipment. Research and development expenses increased from $9.7 million in fiscal 1997 to $12.5 million in fiscal 1998 and to $19.5 million in fiscal 1999, representing 16.9%, 14.6% and 14.4% of total revenues for fiscal 1997, 1998 and 1999, respectively. Research and development expenses were $14.0 million for the nine months ended February 28, 1999 and $21.9 million for the nine months ended February 29, 2000, representing 14.8% and 16.2% of total revenues, respectively. In fiscal 1998, the dollar increase for research and development was from development efforts primarily focused on the delivery of substantial new versions of Great Plains e-Business platform products and the release of an electronic commerce solution. Research and development expenses decreased as a percentage of total revenues in fiscal 1998 due to efficiencies gained through greater experience levels among development personnel, greater automation in Great Plains' development testing process and an increased focus on Microsoft technologies. In fiscal 1999, the increase in research and development in dollars was, in part, due to additional resources added to further develop the new solution areas of e-commerce, human resources, manufacturing and enterprise reporting, as well as from resources added as a result of the fourth quarter 1999 acquisition of Match Data Systems, which included an established development center in Manila, Philippines. For the nine months ended February 29, 2000, research and development expenditure increases in dollar amount and as a percentage of total revenues were primarily attributable to additional resources added to further develop the new solution areas of front office, human resources, project accounting and e-commerce including resources added as a result of the fourth quarter 1999 acquisition of Match Data Systems. Great Plains anticipates that it will continue to devote substantial resources to its research and development effort and that research and development expenses will increase in dollar amount in future periods and may increase as a percentage of total revenues.

    General and Administrative.  General and administrative expenses consist primarily of salaries of executive, financial, human resources and information services personnel, as well as outside professional fees. General and administrative expenses increased from $5.6 million in fiscal 1997 to $7.6 million in fiscal 1998 and to $11.1 million for fiscal 1999, representing 9.8%, 8.9% and 8.2% of total revenues for fiscal 1997, 1998 and 1999, respectively. General and administrative expenses increased from $7.9 million for the nine months ended February 28, 1999 to $11.8 million for the nine months ended February 29, 2000, representing 8.3% and 8.7% of total revenues, respectively. The increase in dollar amounts was primarily due to increased staffing and related expenses necessary to manage and support the expansion of Great Plains' operations. In addition, dollar increases in fiscal 1998 were due, in part, to expenses related to being a publicly held company. Great Plains believes that its general and administrative expenses will increase in dollar amount in the future to support the expansion of its operations.

    Amortization of Acquired Intangibles.  Amortization of acquired intangible assets represents the periodic amortization expense of acquired intangibles and goodwill from acquisitions Great Plains has completed. The portion of acquired intangible assets that is identified as "acquired technology' is included in the Cost of revenues section of the Consolidated Statement of Income. The acquired technology assets are being amortized over their expected useful lives ranging from four to five years. Amortization of acquired technology for the nine months ended February 29, 2000, was $0.3 million, representing 0.2% of total revenues. There was no amortization of acquired technology prior to the nine months ended February 29, 2000. With the exception of acquired technology, which is included in the Cost of revenues section of the Consolidated Statement of Income, amortization of acquired intangible assets and goodwill is recorded within the Operating expenses section of the Consolidated

Statement of Income. The goodwill and acquired intangibles are being amortized over their expected useful lives ranging from four to seven years. Amortization of acquired intangible assets was $0.1 million in fiscal 1997, $0.2 million in fiscal 1998 and $1.1 million in fiscal 1999, representing 0.2%, 0.2%, and 0.9% of total revenues, respectively. Amortization of acquired intangibles was $0.8 million for the nine months ended February 28, 1999 and $2.6 million for the nine months ended February 29, 2000, representing 0.8% and 1.9% of total revenues, respectively. The increase of amortization of intangibles for fiscal 1999 relates to the acquisitions of ICONtrol Inc. and certain assets and liabilities of Telenor Financial Systems that occurred late in fiscal 1998. The increase in amortization expense for the nine months ended February 29, 2000 in both dollar amount and as a percentage of total revenues is due to the acquisitions that were completed in fiscal 2000. See Notes 2 and 16 in Notes to Consolidated Financial Statements for a listing of the acquisitions completed in fiscal 2000. Given that the majority of these acquisitions occurred during the three months ended February 29, 2000 and given the subsequent acquisition of FRx Software Corporation, which will be accounted for as a purchase accounting transaction, amortization of acquired intangibles will increase in future periods.

    In addition, there is a significant amount of amortization of goodwill and acquired intangibles associated with the proposed merger with Solomon. The result of the total amortization of all above items will produce a net loss for the foreseeable future for Great Plains. See "Unaudited Pro Forma Condensed Financial Information" for further information regarding estimated amortization expense associated with the Solomon and FRx transactions.

    Acquired In-Process Research and Development.  Great Plains completed two acquisitions in the fourth quarter of fiscal 1998, both of which were accounted for using the purchase method of accounting. The first acquisition provided a human resources application and manufacturing solution, while the second acquisition provided a multinational enterprise reporting solution. The purchase price for these acquisitions was $7.5 million for the manufacturing and human resource applications and $4.4 million for the enterprise reporting solution.

    Valuation of the intangible assets acquired were determined by an independent third party appraisal company and consisted of in-process research and development, current technology, assembled workforce, and goodwill. The amounts related to in-process research and development, as determined by the independent third party appraisal company that was charged against income in fiscal 1998, as the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses included $3.2 million for manufacturing, $2.2 million for human resources, and $1.7 million for enterprise reporting.

    Great Plains has used the acquired in-process research and development to complete new products in the areas of human resources, manufacturing, and enterprise reporting, which will become part of Great Plains' product lines over the next several years. Great Plains released the initial products developed from the acquired in-process research and development in fiscal 1999. Great Plains expects additional significant releases will continue through fiscal 2003.

    The nature of the efforts required to complete development of the acquired in-process research and development into commercially viable products principally related to the completion of all designing, prototyping, verification and testing activities necessary to establish that the products can be produced to meet design specifications, including functions, features, and technical performance requirements. The estimated costs at the time of acquisition to be incurred to develop the purchased in-process technology into commercially viable products were $8.6 million for the manufacturing solution, $3.4 million for human resources, and $2.7 million for enterprise reporting.

    The value assigned to purchased in-process research and development was determined by an independent third party appraiser, which projected cash flows related to future products expected to be derived once technological feasibility was achieved, including costs to complete the development of technology and the future revenues and costs which are expected to result from commercialization of the products. Cash flows recognized the contribution of core technology and other supporting assets and were discounted back to their present value at a rate of 35%. The resulting net cash flows from those projects were based on estimates made by Great Plains management of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from those projects. These management estimates were based on expected trends in technology and the nature and expected timing of completion of acquired in-process research and development. Nothing has come to management's attention that would lead management to believe substantial changes need to be made to the underlying assumptions.

    Great Plains did not have any write-off of acquired in-process research and development in fiscal 1997, fiscal 1999, for the nine months ended February 28, 1999 or for the nine months ended February 29, 2000. See Note 2 of Notes to Consolidated Financial Statements.

    Other Income, Net.  Other income, net, consists primarily of earnings from investments and gains or losses from disposal of fixed assets, net of any interest expense. Other income, net increased from $0.6 million in fiscal 1997 to $3.3 million in fiscal 1998 and to $3.6 million for fiscal 1999. Other income, net increased from $2.1 million for the nine months ended February 28, 1999 to $4.3 million for the nine months ended February 29, 2000. The increase in other income, net in fiscal 1998 was primarily a result of increased investment earnings due to increased investments as a result of the more than $50 million received from Great Plains' initial public offering of common stock in June 1997, as well as additional cash resulting from Great Plains' increased operating income. The increase in other income, net in fiscal 1999 and for the nine months ended February 29, 2000 was primarily a result of increased investment earnings due to increased investments as a result of the more than $47 million received from Great Plains' public offering of common stock in March 1999.

    Provision for Income Taxes.  Provision for income taxes was $2.2 million, $3.2 million and $8.5 million for fiscal 1997, 1998 and 1999, respectively. Provision for income taxes was $5.6 million for the nine months ended February 28 compared with $8.6 million for the nine months ended February 29, 2000. In fiscal 1998 and 1999, the provision for income taxes was 42% and 40%, respectively, of income before income taxes, which represents an increase from the fiscal 1997 annual effective income tax rate of 38%. See Note 10 of Notes to Consolidated Financial Statements. The increase in the provision for income taxes for the nine months ended February 29, 2000, compared with the nine months ended February 28, 1999 is a result of increased operating income as well as an increase in the effective tax rate as a result of the non-deductibility for income tax purposes the amortization of certain acquired intangibles.

  Net Income

    Net income increased from $3.6 million in fiscal 1997 to $4.4 million in fiscal 1998 and to $12.8 million in fiscal 1999. Net income decreased from $8.4 million for the nine months ended February 28, 1999 to $8.0 million for the nine months ended February 29, 2000.

    The increase in net income for fiscal 1998 and 1999 is a result of revenue growth in e-Business platform revenue and improved operating efficiencies. The decline in net income for the nine months ended February 29, 2000 is due to the $2.9 million of amortization of acquired intangibles which primarily related to acquisitions completed in fiscal 2000.

    The Unaudited Pro Forma Net Income included in the Unaudited Pro Forma Combined Condensed Financial Information shows a pro forma net loss for the year ended May 31, 1999 of $32.6 million and a pro forma net loss for the nine months ended February 29, 2000 of $24.2 million. Included in these results is total amortization of acquired intangibles of $46.5 million and $37.2 million for the year ended May 31, 1999 and nine months ended February 29, 2000, respectively. Great Plains anticipates that it will experience net losses for the foreseeable future due to the amortization expenses associated with the proposed merger of Solomon and the acquisition of FRx.

Selected Quarterly Operating Results

    The following table sets forth certain unaudited consolidated financial information for each of the four quarters in Great Plains' fiscal years ended May 31, 1999 and for the first three quarters in Great Plains' fiscal year ending May 31, 2000. In the opinion of Great Plains' management, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented when read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement. Great Plains believes that quarter-to-quarter comparisons of Great Plains' financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three Months Ended
	Aug. 31, 1998	Nov. 30, 1998	Feb. 28, 1999	May 31, 1999	Aug. 31, 1999	Nov. 30, 1999	Feb. 29, 2000
	(Dollars in thousands)
Revenues:
License	$16,114	$18,441	$21,247	$23,883	$23,455	$27,020	$25,301
Service	11,015	13,366	14,597	16,244	16,243	20,346	22,756

Total revenues	27,129	31,807	35,844	40,127	39,868	47,366	48,057
Cost of revenues:
License	3,996	4,657	5,388	5,314	5,943	6,570	6,414
Service	3,576	4,148	4,910	5,716	6,023	7,407	8,624
Amortization of acquired intangibles	—	—	—	—	—	—	261

Total cost of revenues	7,572	8,805	10,298	11,030	11,966	13,977	15,299

Gross profit	19,557	23,002	25,546	29,097	27,902	33,389	32,758
Operating expenses:
Sales and marketing	9,499	11,706	12,363	14,277	13,351	16,203	15,842
Research and development	4,264	4,650	5,098	5,474	6,152	7,249	8,516
General and administrative	2,518	2,336	3,018	3,208	3,613	3,788	4,357
Amortization of acquired intangibles	287	242	257	292	261	358	1,989

Total operating expenses	16,568	18,934	20,736	23,251	23,377	27,598	30,704

Operating income	2,989	4,068	4,810	5,846	4,525	5,791	2,054
Other income, net	649	699	794	1,450	1,316	1,476	1,465

Income before income taxes	3,638	4,767	5,604	7,296	5,841	7,267	3,519
Income tax provision	1,454	1,907	2,242	2,917	2,339	2,906	3,401

Net income	$2,184	$2,860	$3,362	$4,379	$3,502	$4,361	$118

    Great Plains' quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. These fluctuations may result in volatility in the price of Great Plains common stock. Great Plains establishes its expenditure levels based on its expectations as to future revenue, and, if revenue levels are below expectations, expenses can be disproportionately high. As a result, a drop in near-term demand for Great Plains' products could significantly affect both revenues and profits in any quarter. In the future, Great Plains' operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by Great Plains or its competitors, and capital spending patterns of Great Plains' customers.

    Great Plains' business has experienced and may continue to experience seasonality. In recent years, due to a number of factors, including the timing of product releases and sales incentive programs, Great Plains has recognized a greater percentage of Great Plains' revenue and operating income excluding the effect of amortization of acquired intangibles in Great Plains' fourth fiscal quarter than in any of the first three quarters. Moreover, due to fiscal year-end sales incentive programs, Great Plains has historically recognized less revenue and operating income in Great Plains' first fiscal quarter than in the other quarters.

    As a result of these factors, there can be no assurance that Great Plains will be able to maintain profitability on a quarterly basis.

Liquidity and Capital Resources

    Great Plains has historically funded operations primarily through cash provided by operations and the sale of equity securities. Currently, Great Plains meets its working capital needs with cash provided by operations.

    Cash provided by operating activities was $10.3 million, $17.6 million, and $24.6 million for fiscal 1997, 1998 and 1999, respectively. Cash provided by operating activities for the nine months ended February 28, 1999 was $14.6 million compared with $18.5 million for the nine months ended February 29, 2000. The increase in cash provided by operations for fiscal 1998 was due primarily to cash provided by the following: improved profitability of Great Plains' operations, the $7.1 million non-cash charge for acquired in-process research and development, an increase in accounts payable and accrued expenses of $4.4 million, an increase in deferred revenues of $3.9 million and an increase in income taxes payable of $3.8 million. Cash generated from operations was offset primarily by a $5.2 million increase in deferred tax assets and a $2.6 million increase in accounts receivable. The increase in cash provided by operations in fiscal 1999 was primarily due to revenue growth and increased profits from Great Plains' operations as well as increases in deferred revenues of $8.8 million, increase in accounts payable and accrued expenses of $8.9 million offset by a $3.3 million reduction in income taxes payable and a $3.8 million increase in accounts receivable. The increase in cash provided by operations for the nine months ended February 29, 2000, was due to an increase in amortization expense, an increase in deferred revenue, a decrease in other current assets and an increase in accrued expenses. These increases were offset, in part, by an increase in accounts receivable and a decrease in accounts payable.

    Great Plains' investing activities used cash of $7.1 million, $63.8 million, and $65.7 million for fiscal 1997, 1998, and 1999, respectively. Investing activities used cash of $6.6 million for the nine months ended February 28, 1999, compared with $24.5 million for the nine months ended February 29, 2000. Investing activities in fiscal 1997 primarily consisted of increased capital expenditures related to the acquisition of computer equipment and furniture required to support expansion of Great Plains' operations as well as the purchase of investments. The principal use of cash in investing activities for fiscal 1998 and 1999 was approximately $50 million and approximately $47 million for the purchase of investments following Great Plains' initial public offering of common stock and second public offering, respectively. Investing activities in fiscal 1998 also included cash used of approximately $11.9 million for two acquisitions completed in the fourth quarter of fiscal 1998. In addition, investing activities for fiscal 1998 included increased capital expenditures related to the acquisition of computer equipment and furniture required to support expansion of Great Plains' operations. Investing activities in fiscal 1999 also included cash used of approximately $14.7 million for the purchase of property and equipment to support Great Plains' growth as well as the need to furnish the new building into which Great Plains moved late in the first quarter of fiscal 2000. The increase in cash used for investing activities for the nine months ended February 29, 2000 was attributable to $23.9 million for the purchase of businesses, $10.4 million for the purchase of other assets, which includes the investment of $10.0 million by Great Plains to acquire minority interests in two separate companies, and $23.4 million for the acquisition of computer software, computer equipment and furniture required to support expansion of Great Plains' operations, to furnish the new building and for costs related to the construction of a second building. These increases were offset, in part, by the decrease of $33.1 million in investments.

    Great Plains' financing activities provided cash of $0.7 million, $52.2 million, and $50.0 million during fiscal 1997, 1998 and 1999, respectively. Great Plains' financing activities provided cash of $2.8 million for the nine months ended February 28, 1999, compared with cash provided of $8.2 million during the nine months ended February 29, 2000. For fiscal 1997, cash of $0.7 million was provided from financing activities which consisted primarily of proceeds received from the exercise of stock options offset in part by payments on capital lease obligations and notes payable. For fiscal 1998, cash of $52.2 million was provided from financing activities, primarily from $50.2 million from the sale of Great Plains common stock in an initial public offering and proceeds received from the exercise of stock options. For fiscal 1999, cash of $50.0 million was provided from financing activities, primarily from $47.2 million from the sale of Great Plains common stock in a public offering in March 1999 and proceeds received from stock options that were exercised during the year. Cash provided by financing activities for the nine months ended February 28, 1999 consisted of proceeds received from stock options and stock issued as a result of Great Plains' employee stock purchase plan. For the nine months ended February 29, 2000, cash provided by financing activities consisted of loan proceeds of $3.5 million and proceeds of $4.7 million received from the exercise of stock options and stock issued as a result of Great Plains' employee stock purchase plan.

    Great Plains' sources of liquidity at February 29, 2000 consisted principally of cash, cash equivalents and investments of $91.7 million. Great Plains and its subsidiaries also have combined lines of credit totaling $12.2 million. As of February 29, 2000, there was $1.0 million outstanding under these agreements. These lines of credit are renewable at various points in the next twelve months and borrowings made thereunder are subject to certain covenants. Great Plains believes that its existing cash, cash equivalents and investments, cash generated from operations and the amounts available under the lines of credit will be sufficient to fund its operations for the foreseeable future.

Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." See Note 1 of Notes to Consolidated Financial Statements.

    On December 3, 1999, the Securities and Exchange Commission published Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is required to be implemented by Great Plains in fiscal 2001. Great Plains' management believes the adoption of SAB No. 101 will not have a material effect on Great Plains' financial statements.

Management

    Great Plains' directors and executive officers, their ages and positions and a brief biography of each individual are as follows:

Name	Age	Position
Douglas J. Burgum	43	Chairman of the Board, President and Chief Executive Officer
Tami L. Reller	35	Vice President and Chief Financial Officer
Jodi A. Uecker-Rust	38	Chief Operating Officer
Darren C. Laybourn	38	Executive Vice President, Products and Services
David M. O'Hara	37	Vice President of Business Development
Jeffrey A. Young	34	Executive Vice President of Global Operations
Bradley J. Burgum	48	Director and Secretary
Frederick W. Burgum	54	Director
William V. Campbell	59	Director
J. A. Heidi Roizen	42	Director
Joseph S. Tibbetts, Jr.	47	Director

    Douglas J. Burgum has served as President since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board since January 1996. Mr. Burgum was an early investor in Great Plains, and he initially served as Vice President and a director from March 1983 to March 1984. Before joining Great Plains, Mr. Burgum was a management consultant in the Chicago office of McKinsey & Company, Inc. Mr. Burgum holds a B.U.S. from North Dakota State University and an M.B.A. from the Stanford University Graduate School of Business.

    Tami L. Reller has served as Chief Financial Officer since July 1999. Ms. Reller is a 15 year veteran with Great Plains and has served as Vice President of Finance and Investor Relations since January 1998, and Director of Finance and Investor Relations since December 1996. She has also held accounting, marketing management and sales positions during her career with Great Plains. She holds a B.S. degree in Mathematics from Moorhead State University and a M.B.A. from St. Mary's College in Moraga, CA.

    Jodi A. Uecker-Rust has served as Chief Operating Officer since February 2000, and as Executive Vice President, Organizational Development, from November 1998 to February 2000. Ms. Uecker-Rust served as Vice President, Center for Organizational Excellence (CORE) and Heritage Business of Great Plains from June 1996 through November 1998. Ms. Uecker-Rust served as Vice President, Employee Services for Great Plains from August 1994 through May 1996 and as Vice President of Operations and Customer Service from June 1993 through August 1994. Ms. Uecker-Rust has been with Great Plains for more than 14 years. Prior to 1984, she was with Honeywell, Inc. She holds a B.S. degree in Industrial Engineering from North Dakota State University in Fargo, North Dakota.

    Darren C. Laybourn has served as Executive Vice President, Products and Services since January 2000. From July 1998 to January 2000, Mr. Laybourn served as Vice President, Research and Development since July 1998. From June 1997 to July 1998, Mr. Laybourn served as General Manager, Global Development, and from June 1994 to June 1997, he was General Manager, DynamicTools. Mr. Laybourn joined Great Plains in 1994 and prior to that time was employed by the Boeing Company in Seattle, where he led development efforts supporting manufacturing and corporate computing infrastructure. He holds a B.S. degree in Computer Science and Mathematics from the University of Washington.

    David M. O'Hara has served as the Vice President of Business Development since January 2000. He has been with the Company since 1998, first serving as the General Manager of Manufacturing. Prior to Great Plains, Mr. O'Hara was President of ICONtrol, a development partner Great Plains acquired in 1998. During Mr. O'Hara's four years with ICONtrol, he also served as Vice President of Sales and Marketing. Prior to 1994, he served as the Commissioner of Economic Development for the State of South Dakota. He holds a B.S. degree in Economics and a M.B.A. from the University of South Dakota.

    Jeffrey A. Young has served as the Executive Vice President of Global Operations since February 2000 and Vice President of Product Development since March 1998. Mr. Young is an 11 year veteran with Great Plains and has held key product and management roles during his tenure at Great Plains including as Director of Product Development from September 1996 until March 1998 and as a development manager and senior project leader from September 1991 until September 1996. Mr. Young holds a B.A. degree in Computer Science, Business and Mathematics from Jamestown College.

    Bradley J. Burgum has served as a director of Great Plains since 1984 and as Secretary since January 1996. Mr. Burgum has practiced law in Casselton, North Dakota for 23 years and is currently a shareholder and President of the Burgum & Irby Law Firm, P.C. He has served on the Board of Directors for the Arthur Companies, Inc., a privately-held diversified agribusiness corporation, since 1974. Mr. Burgum holds a B.S. in Business Economics from North Dakota State University and a J.D. from the University of North Dakota School of Law. Mr. Burgum is a Certified Public Accountant.

    Frederick W. Burgum has served as a director of Great Plains since 1988. Mr. Burgum has been Chairman of the Board of the Arthur Companies, Inc. since 1984 and has served as its Chief Executive Officer since June 1992. He has served as Senior Vice President and a director of the First State Bank of North Dakota since 1972. Mr. Burgum is a veteran of the United States Army and holds a B.Ph. from the University of North Dakota.

    William V. Campbell has served as a director of Great Plains since March 1997. Mr. Campbell is Chairman of the Board of Intuit, Inc., a publicly-held company based in Palo Alto, California. Mr. Campbell served as both President and Chief Executive Officer of Intuit Inc. from April 1994 to June, 1998. Prior to joining Intuit Inc., Mr. Campbell was President and Chief Executive Officer of GO Corporation, a pen-based computing software company, from January 1991 to December 1993. He was the founder, President and Chief Executive Officer of Claris Corporation, a software subsidiary of Apple Computer, Inc., from 1987 to January 1991. Mr. Campbell has also held senior executive positions at Apple Computer, Inc. and senior management positions at Kodak and J. Walter Thompson, an advertising agency in New York. Mr. Campbell has also recently joined the Board of Directors of Apple Computer, Inc. Mr. Campbell also serves on the Board of Directors of SanDisk, Inc. Mr. Campbell holds both a B.S. and a M.S. in Economics from Columbia University. He is presently a director of the National Football Foundation and Hall of Fame.

    J. A. Heidi Roizen has served as a director of Great Plains since February 1997. Ms. Roizen also serves on the Boards of Directors of Preview Systems, Softbook Press, and the Software Development Forum. She also serves as a mentor capitalist to the portfolio companies of SOFTBANK Technology Ventures. She is an advisory board member of Time Domain Corporation, WhoWhere (a division of Lycos), Garage.com and the Microsoft Silicon Valley Developer Center. She is also a member of the Stanford University Board of Trustees Nominating Committee. Prior to this, Ms. Roizen was Vice President of Worldwide Developer Relations for Apple Computer. Before joining Apple, she served for 13 years as Chief Executive Officer of T/Maker Company, a software developer and publisher. Ms. Roizen is a past president of the Software Publisher's Association and has served as a Public

Governor of the Pacific Exchange. She has been recognized as one of the 100 most influential people in the microcomputer industry by MicroTimes, Personal Computing Magazine, and Upside Magazine. She holds a B.A. and an M.B.A. from Stanford University.

    Joseph S. Tibbetts, Jr.  has served as a director of Great Plains since October 1996. He has served as a partner of Charles River Ventures, based in Waltham, Massachusetts, since March 2000. He served as Senior Vice President, Finance and Administration and Chief financial Officer of Lightbridge, inc., a publicly-held company based in Burlington, Massachusetts from May 1998 to February 2000. He served as Vice President, Finance and Administration, Chief Financial Officer and Treasurer of SeaChange International, Inc., a publicly-held company based in Maynard, Massachusetts, from June 1996 to March 1998. From November 1976 to June 1996, Mr. Tibbetts was employed as a Certified Public Accountant by Price Waterhouse LLP. He became a partner of the firm in 1986 and the National Director of its Software Services Group in 1991. Mr. Tibbetts holds a B.S. in Business Administration from the University of New Hampshire and is a graduate of the Stanford Business School Executive Program for Growing Companies.

    Douglas J. Burgum and Bradley J. Burgum are brothers, and Frederick W. Burgum is their cousin.

Compensation of Directors

    Each non-employee director of Great Plains receives $1,000 for each meeting of the board of directors and $500 for each committee meeting attended, and an annual retainer of $6,000 paid in quarterly installments. Great Plains also reimburses non-employee directors for expenses incurred in attending board meetings. Non-employee directors of Great Plains also receive stock options under Great Plains' Outside Directors' Stock Option Plan (the "Directors' Plan"). Each non-employee director has been granted a non-qualified stock option to purchase 3,000 shares at an exercise price of $16.00 per share. In addition, an option to purchase 4,000 shares of Great Plains common stock will be granted to each incumbent non-employee director on the date of each annual meeting of shareholders (vesting immediately). The Directors' Plan also provides that each non-employee director initially elected to the Board after June 19, 1997 will receive a non-qualified stock option to purchase 15,000 shares of common stock upon initial election (vesting in three equal installments on each of the three 12-month anniversaries following the date of grant). Options granted under the Directors' Plan have an exercise price equal to the fair market value of the common stock as of the date of grant, and expire five years from the date of grant.

    Directors who are also employees of Great Plains are not separately compensated for any services provided as a director.

Executive Compensation

    Summary Compensation Table.  The following table presents all compensation awarded to, earned by or paid for services rendered to Great Plains in all capacities during the three fiscal years ended May 31, 1999, by persons who were executive officers of Great Plains on that date, earned more than $100,000 in salary and bonus for fiscal 1999, and will be executive officers of Great Plains after the merger.

Long-Term Compensation Awards
Annual Compensation
Name and Position								Shares Underlying Options	All Other Compensation(2)
	Year	Salary		Bonus		Other(1)
Douglas J. Burgum Chairman of the Board, President, and Chief Executive Officer	1999 1998 1997	$ $ $	306,000 265,000 252,000	$ $ $	116,283 154,625 150,472	$ $ $	— — —	— 50,000 53,333	$ $ $	2,500 2,920 3,145
Jodi A. Uecker-Rust Chief Operating Officer	1999 1998 1997	$ $ $	153,750 132,000 125,000	$ $ $	27,429 48,960 45,174	$ $ $	— — —	— 10,000 6,667	$ $ $	3,053 2,529 2,682
Darren C. Laybourn(3) Executive Vice President, Products and Service	1999		$180,000		$39,238		$—	—		$2,555

(1)
In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of those perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses in each fiscal year for each of the executive officers named above.
(2)
The amounts reported represent Great Plains contributions to its 401(k) Profit Sharing Plan on behalf of the executive officers.
(3)
Mr. Laybourn became an executive officer of Great Plains on July 15, 1998.

    Stock Options.  No stock options were granted to any of the executive officers named in the Summary Compensation Table above during Great Plains' fiscal year ended May 31, 1999.

    Aggregated Option Exercises in Fiscal Year 1999 and Fiscal Year-End Option Values.  The following table sets forth certain information concerning options to purchase Great Plains common stock exercised by the executive officers named in the Summary Compensation Table above during fiscal year 1999 and the number and value of unexercised stock options held by those officers as of May 31, 1999.

			Number of Shares Underlying Unexercised Options At Fiscal Year-end
					Value of Unexercised In-The-Money Options At Fiscal Year-end
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas J. Burgum	—	$—	37,566	65,767	$1,022,433	$1,660,581
Jodi A. Uecker-Rust	—	$—	8,666	12,001	$252,388	$252,637
Darren C. Laybourn	—	$—	15,633	17,200	$477,923	$445,914

Principal Shareholders

    The following table sets forth certain information regarding beneficial ownership of Great Plains common stock as of March 31, 2000, by (1) each person who is known by Great Plains to own beneficially more than 5% of the common stock, (2) each executive officer of Great Plains, (3) each director of Great Plains, and (4) all directors and executive officers of Great Plains as a group. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting or investment power with respect to securities. Shares of Great Plains common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2000, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding those options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Frederick W. Burgum(1)	2,451,265	14.2%
Douglas J. Burgum(2)	1,648,746	9.5%
Capital Research & Mgmt. Company(3)	1,120,000	6.5%
T. Rowe Price Associates, Inc.(4)	915,000	5.3%
Bradley J. Burgum(5)	507,325	2.9%
Jodi A. Uecker-Rust(6)	53,684	*
Darren C. Laybourn(7)	31,312	*
J.A. Heidi Roizen(8)	24,000	*
William V. Campbell(9)	23,000	*
Tami L. Reller(10)	21,358	*
Joseph S. Tibbetts, Jr.(11)	15,650	*
Jeffrey A. Young(12)	8,515	*
David M. O'Hara	140	*
All directors and executive officers as a group (11 persons)(13)	4,783,050	27.4%

*
Less than 1%

(1)
Includes 13,000 shares issuable pursuant to options. Also includes shares held by certain members of Frederick W. Burgum's household that are beneficially owned by Mr. Burgum. His address is 1701 S.W. 38th Street, Fargo, North Dakota 58103.

(2)
Includes 62,599 shares issuable pursuant to options. Also includes shares held by certain members of Douglas J. Burgum's household that are beneficially owned by Mr. Burgum. His address is 1701 S.W. 38th Street, Fargo, North Dakota 58103.

(3)
Based on Section 13G filed on February 10, 2000. The address of Capital Research & Management Company is 333 South Hope Street, Los Angeles, California 90071.

(4)
Based on Section 13G filed on February 14, 2000. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)
Includes 13,000 shares issuable pursuant to options. Also includes shares held by certain members of Bradley J. Burgum's household that are beneficially owned by Mr. Burgum.

(6)
Includes 7,999 shares issuable pursuant to options.

(7)
Includes 21,133 shares issuable pursuant to options.

(8)
Includes 23,000 shares issuable pursuant to options.

(9)
Includes 23,000 shares issuable pursuant to options.

(10)
Includes 7,035 shares issuable pursuant to options.

(11)
Includes 15,650 shares issuable pursuant to options.

(12)
Includes 4,800 shares issuable pursuant to options.

(13)
Includes 191,016 shares issuable pursuant to options.

INFORMATION REGARDING SOLOMON

Business

General

    Solomon designs, develops and markets financial management, project management, distribution, manufacturing, payroll, service management and e-business software systems for small and middle market companies. Solomon also provides software support and related services including telephone support, remote diagnostics, and education services. Solomon services a wide variety of clients in industries worldwide and has sales locations in the United States and affiliate relationships in 18 other countries.

Company History

    Solomon was founded in 1980, and designed its first accounting software products, Solomon I and Solomon II, for the CP/M operating system. In 1981, Solomon developed Solomon III, an accounting software product designed for the IBM personal computer and the MS-DOS operating system. In 1985, Solomon III won the PC Magazine/Pricewaterhouse "Editors Choice" award.

    In 1991, Solomon developed Solomon IV for Windows for use with the Microsoft Windows operating system. Released in 1994, Solomon IV included a wide range of improvements over its predecessors, including more accounting functionality, improved ease of use, and increased flexibility for customization. In 1995, Solomon IV for Windows won the PC Magazine/Pricewarehouse Editor's Choice Award.

    In 1996 another edition of Solomon IV became available and was based on Microsoft SQL Server 6.5. Until March 1998, Solomon offered two products, Solomon III (a DOS product) and Solomon IV (a Windows product). In late 1998, Solomon expanded Solomon IV to two product lines with Solomon IV for Windows (on Pervasive.SQL) targeted to small businesses and Solomon IV for BackOffice (on Microsoft SQL Server) targeted to mid-size businesses. In April 1999, Solomon announced a refinement that simplified its product offerings by unifying its award-winning Solomon IV exclusively around a single offering and a single database. Under the product unification strategy, the Solomon IV product family (formerly Solomon IV for Windows and Solomon IV for BackOffice) became a single product line called "Solomon IV". Solomon segmented Solomon IV into two product lines: Select and Premier, targeted toward small and medium-sized businesses. Solomon IV is written in Microsoft's 32-bit Visual Basic and is optimized exclusively for Microsoft's SQL Server 7.0 database and Microsoft's technology platforms, Windows NT/BackOffice.

The Solomon Solution

    Solomon designs, develops, markets and sells business software solutions primarily to small and medium-sized organizations. Solomon's comprehensive suite of flexible business software solutions includes financial, payroll, project management, distribution, light manufacturing, service management, systems management, e-business and development tool applications.

    Solomon's mission is to develop business software with the following features:

  •
  Broad and deep functionality.  Solomon's products include a broad range of seamlessly integrated business software applications—financials, payroll, project management, distribution, light manufacturing, service management, e-business and development tools. The software is designed to be dependable, easy to use and compatible with other software.

  •
  Adaptability.  Solomon's products are designed to be adaptable—enabling customers to customize, integrate, configure, or create new specialized applications to expand Solomon's uses.

  •
  Service Flexibility.  To ensure the successful use of Solomon's software products, Solomon offers a wide range of services to its customers, including telephone, fax, email, and web-based training, support and service.

Operating and Growth Strategies

    Focus on the Needs of Small and Medium-Sized Businesses and Organizations.  Solomon believes that its focus on the small and medium-sized business markets offers growth potential as this market continues to show strong growth. Additionally, larger companies are often made up of a number of smaller organizations or units, and their efforts to decentralize financial management and core business functions make them appropriate targets for Solomon IV products.

    Flexibility.  Solomon believes that it has a competitive advantage by optimizing its software products for flexibility. Customers can cost-effectively tailor Solomon's solutions to meet their changing business needs.

    Embrace Company-Wide Core Applications.  While Solomon has had a sustained tenure in the market as an "accounting software" vendor, its strategy of delivering flexible software applications that provide integration with core financials will, management believes, provide continued opportunities for growth. Solomon's business software applications have the advantage over other software products because they are created with the same, industry-standard, open architecture development environment, Microsoft Visual Basic.

    Continue Award-Winning Service and Technical Support.  Solomon has a reputation for providing effective and useful product support to its customers and channel partners. Solomon's Knowledge Management Group continues to invest in service and support infrastructures, including expanding its Internet-based technical support, enabling that group to provide efficient technical support to customers at convenient times and places.

    Enable Customer Migration to Current/Future Products.  Solomon intends to continue supporting customers of its DOS-based product (Solomon III) and its Windows-based product (Solomon IV), and to offer specialized migration programs, pricing and tools to enable all customers to move to the most recent version of Solomon IV on SQL Server 7.

    Expand and Maximize Business Partner Effectiveness.  Solomon believes its most important strategic advantage is its business relationships with its worldwide network of channel partners. Solomon hosts a number of channel partner events each year, including Executive Briefings in the spring, and the Partner Conference in August, an annual three-day event to improve communications and partner effectiveness.

    Expand Global Infrastructure.  Solomon currently sells its products outside of North America through its network of global Affiliates, which are responsible for expanding the market reach of Solomon into other countries.

    Maintain and Nurture Solomon Corporate Values.  Solomon is committed to maintaining and nurturing meaningful relationships with its Channel Partners, Customers, Employees, and Suppliers, and expresses this through the Company's Mission Statement and Shared Values:

      Mission Statement:  To continually improve the productivity of businesses by providing financial, business management systems, and related services that adapt to our customer's ever-changing needs.

      Shared Values:  Solomon's employees practice the values of Honesty and Integrity, Teamwork, Innovation, Ownership, Openness, Learning and Growing, Balanced Life, Fun and Profitable Growth to ensure the creation and delivery of the most flexible products and services available.

Products

    The Solomon IV product family consists of two editions and multiple price points to meet the diverse needs of the small and mid-sized business markets.

    The Select Edition is priced and targeted to companies with 20-100 employees or revenues of $2 -$20 million or for companies with less complex financial, project, service, distribution, or manufacturing needs. The Select Edition consists of a comprehensive group of applications and contains the mainstream functionality needed by most typical small business installations. It includes all of the basic underlying architecture and workflow to support Solomon IV Premier Edition functionality and allows for simple and immediate upgrades.

    The Premier Edition is targeted to companies (or locations within larger organizations) with 100-1,000 employees or revenues between $10 - $250 million or for companies with more complex financial, project, service, distribution, or manufacturing needs. The Premier Edition consists of an entire suite of core business applications and offers additional modules with advanced feature-sets and functionality for more sophisticated organizations.

	Solomon IV Premier Edition	Solomon IV Select Edition
Initial Release Date	December 1996	December 1996
Current Version/Release Date	4.21/Sept 1999	4.21/Sept 1999
Revenue of Target Customers	$10 - $250 million	$2 - $20 million
Database	Microsoft SQL Server	Microsoft SQL Server
Typical System Price Range	$20,000 to $70,000	$10,000 to $25,000
Solution	Financial, Distribution, Project Accounting, E-Business, Service Management, Light Manufacturing, Systems Management	Financial, Distribution, Project Accounting, E-Business, Service Management, Light Manufacturing, Systems Management

Solomon IV (Premier Edition)

    First released in December 1996, Solomon IV (formerly called Solomon IV for Back Office) is Solomon's solution for mid-market businesses that have high volume processing requirements, complex enterprise-wide business management needs and formal IT departments. Solomon IV has received several industry awards, including the PC Magazine Editor's Choice Award in 1995, Reader's Choice Award from the Visual Basic Programmer's Journal in 1995. The Solomon IV Premier Edition consists of the following:

    Financial.  The Solomon IV premier Edition Financial Series consists of General Ledger, Accounts Payable, Accounts Receivable, Payroll/Direct Deposit, Cash Manager, Currency Manager, Multi-Company, Financial Statement Translation and FRx. The Financial Series fully integrates with all other components of the Solomon solution and is designed to meet the needs of businesses across all industries.

    Distribution.  The Solomon IV Distribution Series modules are designed for companies that rely upon efficient order management, purchasing, and inventory controls, and includes Inventory, Purchasing, Order Management, Order Management Plus, Requisitions Management, Shipment

Manifesting and Advanced Shipping Notification. These modules are designed for distributors seeking to integrate with their suppliers and customers, optimize their purchasing discipline, automate sophisticated sales incentive programs, and improve the logistics of their warehouses

    Project Accounting.  The Solomon Project Series consists of Project Controller, Analyzer, Project Budgeting, Timekeeper, Flexible Billings, Contract Management and Communicator, which are applications that cover every stage of the project management process.

    E-Business.  E-business series applications include Solomon Desktop, Web Self Service, Web Order, E-commerce Gateway—EDI Edition, Application Server, and Solomon Object Model.

    Service Management.  The Service Series was designed by and for service companies, including Service Dispatch, Service Contracts, Equipment Maintenance, Flat Rate Pricing, Commissions, and Rental Billing and Tracking.

    Light Manufacturing.  The Solomon Manufacturing Series delivers a comprehensive suite of applications for a wide range of production environments, including make-to-order, engineer-to-order, make-to-stock, and mixed mode. Modules include Bill of Material and Manufacturing Work Order.

    Systems Management.  The Systems Series includes Seagate Crystal Reports, Microsoft SQL Server Runtime, Customization Manager and Solomon IV Tools for Visual Basic.

Solomon IV (Select Edition)

    First released in December 1996, Select Edition is Solomon's business management for mid-market businesses that need a Windows solution that is flexible and cost-effective, but does not require dedicated IT personnel. Select Edition leverages leading Microsoft technologies, including Microsoft Windows 98, Windows NT, Windows 2000, SQL Server and Visual Basic. The Solomon IV Select Edition consists of the following:

    Financial.  The Solomon IV premier Edition Financial Series consists of General Ledger, Accounts Payable, Accounts Receivable, Payroll/Direct Deposit, Cash Manager, Currency Manager and FRx. The Financial Series fully integrates with all other components of the Solomon solution and is designed to meet the needs of businesses across all industries.

    Distribution.  The Solomon IV Distribution Series modules are designed for companies that rely upon efficient order management, purchasing, and inventory controls, and includes Inventory, Purchasing, and Order Management. These modules are designed for distributors seeking to integrate with their suppliers and customers, optimize their purchasing discipline, automate sophisticated sales incentive programs, and improve the logistics of their warehouses

    Project Accounting.  The Solomon Project Series consists of Project Controller and Timekeeper, applications that cover the basics of the project management process.

    E-Business.  E-business Series applications include Solomon Desktop and Web Self Service.

    Service Management.  The Service Series was designed for service companies and include Service Dispatch.

    Light Manufacturing.  The Solomon Manufacturing Series delivers a comprehensive suite of applications for a wide range of production environments including make-to-order, engineer-to-order, make-to-stock, and mixed mode. Modules include Bill of Material and Manufacturing Work Order.

    Systems Management.  The Systems Series includes Seagate Crystal Reports, Microsoft SQL Server Runtime, Customization Manager and Solomon IV Tools for Visual Basic.

Product Development

    Solomon focuses 100% of its product development efforts exclusively on Microsoft technology platforms. This advantage is referred to by Solomon as Solomon's "Power Of One":

  •
  One product line (Solomon IV)

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  One core platform (Windows NT/2000)

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  One development environment (Microsoft Visual Basic)

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  One database (embedded Microsoft SQL Server 7.0)

  •
  One applications programming/scripting language (embedded Microsoft VBA)

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  One production report writer (Seagate Crystal Reports)

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  One point of distribution (channel partners)

  •
  One market (middle market)

Technology

    Solomon's product architecture is based on open architecture and industry-standard tools, technologies and components, chosen for their ability to provide flexibility and their support for e-business.

  •
  Microsoft Visual Basic.  All of Solomon IV application programs are written exclusively in the Microsoft Visual Basic computer language, the most widely-used programming language for developing Windows-based software.

  •
  Solomon IV Tools for Visual Basic. Solomon's software development tool kit is made available to independent software developers and systems integrators who want to create customized applications that integrate with Solomon IV.

  •
  Solomon IV Web Tools for Visual Basic. Solomon IV Web Tools for Visual Basic is Solomon's software programming language to create Internet-based applications that work with Solomon IV products.

  •
  Microsoft Visual Basic for Applications.  Microsoft Visual Basic for Applications can be used with Solomon IV to integrate with other Microsoft software in Office 2000 including Excel, Word, Access and Outlook.

  •
  Optimized exclusively for Microsoft Windows 2000.  Solomon's products are written exclusively for use with the Microsoft Windows 2000 operating system.

  •
  Optimized Exclusively for Microsoft SQL Server.  Solomon products operate on the Microsoft SQL Server 7.0 database software, which is used to manage Solomon's business data.

  •
  Popular Reporting Tools.  Solomon products are built with tools and technologies that are widely used by many vendors and customers in Solomon's market. All Solomon reports are written in Seagate Software's Crystal Reports software and all financial reports are created with the FRx Visual Financial Report Writer.

Sales and Marketing

    Sales.  Solomon sells, implements and supports its products exclusively through its global channel partner network of value-added resellers (VARs), system integrators, software consultants, and accounting firms. Solomon's channel partners are independent organizations that perform a variety of services including: sales and marketing, needs analysis, system selection, installation, implementation, integration, software development, customization, consulting, training, and technical support. In many instances, a channel partner's primary source of revenue is derived solely from selling, implementing and servicing Solomon's products.

    Solomon actively recruits new channel partners including VAR organizations, accounting firms, and vertical market solution providers. Channel partners are required to undergo extensive training and certification procedures before becoming authorized to sell and implement Solomon's products and must maintain certification standards and sales volumes to retain their authorizations.

    To support the channel partners' efforts, Solomon has established a number of regional Solomon Technology Centers (STCs) which are designed to add resource capacity to Solomon's channel partners and assist with customer installations of Solomon products.

    International.  Solomon has established affiliate relationships with a number of international channel partners, who are set up exclusively to represent Solomon in localized regions. These Affiliates are responsible for the local recruitment and training of VARs, localization of Solomon's products, marketing the products and providing ongoing customer and technical support services. Currently, Solomon has affiliates in the United Kingdom, Switzerland, New Zealand, Philippines, Thailand,

Singapore, Mexico, Brazil, East Africa, South Africa, Hong Kong, Germany, Taiwan, Australia, Argentina, Indonesia, Estonia and Lithuania. Solomon's product architecture is designed to provide flexibility in the translation, localization and maintenance of multi-currency, multilingual and multinational versions.

    Marketing.  Solomon focuses on two key marketing initiatives: creating market awareness and customer acceptance of its products and services (the Solomon brand) and on generating qualified customer leads.

    Solomon has an integrated marketing strategy that ties together brand awareness, advertising, direct marketing, communications, special events, and a Web presence and leverages these marketing programs and activities cooperatively through its worldwide network of channel partners.

Customers

    With more than 13,000 Solomon IV customer sites (and 7,000 Solomon III customers) in more than 100 countries worldwide, representing more than 400 different industries, Solomon has a large installed base of middle-market, SQL-based financial and business management systems written in Microsoft Visual Basic.

    All of Solomon's customers have their products registered with Solomon.

Technical Support and Services

    Solomon offers a wide range of services, training, education and technical support to its customers and channel partners. Customer and Partner services include telephone, fax, email and web-based product technical support, online knowledgebase support for product issues and resolutions, training seminars, CD-ROM based product training, and web-based training. In addition, Partners can leverage the consulting capacity provided by Solomon Technology Centers.

Competition

    The market for Solomon's products is highly competitive in the small and medium-sized business market. Solomon's current and prospective competitors offer a variety of solutions for these markets. Solomon experiences significant competition and expects additional competition from established and emerging software companies that offer products similar to Solomon's products and target the same customers as Solomon. Solomon believes it competes favorably on the basis of its flexible product architecture and technologies, product features and functionality, value (price and performance), the capacity, expertise and effectiveness of its Channel Partners, the quality of services, sales and marketing activities, and the strength of the Solomon image and brand.

    Globally, Solomon faces significant competition from both U.S.-based and non-U.S.-based vendors. In addition, to mid-market focused competitors, Solomon competes for mid-market business with companies primarily targeting the large enterprise market. Solomon believes that the products from these competitors are neither designed nor priced to meet the needs of the mid-market, and that Solomon competes effectively against them in the mid-market. Solomon's products also face competition from providers of industry-specific applications as well as indirect competition from in-house, custom-developed business management applications. In addition, a number of hosted or ASP solutions are creating additional competition for Solomon.

    Some of Solomon's competitors have substantially greater financial, marketing or technical resources than Solomon. There can be no assurance that other companies have not developed or will not develop products that are superior to those of Solomon, that are offered at substantially lower prices than those of Solomon, or that have or will experience greater market acceptance than those of Solomon. In addition, there can be no assurance that alternative methods of delivering financial and business management systems will not provide increased competition, including solutions which may result from the significant number of new Internet focused companies.

Intellectual Property Rights and Licenses

    Solomon regards certain features of its internal operations, software, and documentation as its proprietary intellectual property. Solomon relies on a combination of contract, copyright, trademark and trade secret laws, a mandatory software registration mechanism, confidentiality and nondisclosure agreements with its associates, licensing arrangements with its customers and other measures to protect its intellectual property. Solomon has no patents or patents pending. Solomon believes that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of Solomon's employees, frequent product enhancements and the timeliness and quality of support services. It is Solomon's policy to file for protection of its basic trademarks and service marks in countries in which Solomon sells its products through its international partners and affiliates and in countries in which it is advisable to do so. Despite these measures there can be no assurances that Solomon will be able to fully protect its intellectual property.

    Solomon provides its products to customers on a "right to use" basis under non-exclusive licenses, which generally are nontransferable and have a perpetual term. Solomon typically licenses its products solely for the customer's internal operations.

    Solomon also relies on non-exclusive license agreements with Microsoft, Seagate Software, Inc., and FRx Software Corporation and others for technologies that are distributed with its products. Failure to retain any of these software licenses may result in delays or reductions in product shipments until alternative software can be identified, licensed or developed. The termination of any of these licenses or the failure of any of these licensors adequately to maintain or update their products could delay the shipment of certain of Solomon's products while Solomon implemented alternative software. Replacement software could prove costly. In the future, Solomon may be forced to seek other third-party licenses relating to its products. These licenses may not be available on commercially reasonable terms or not at all.

Production

    The principal physical components of Solomon's software products are computer media and manuals. Solomon prepares master software CDs, manuals and packaging materials that are then duplicated by Solomon and third party vendors. To date, Solomon has not experienced any material difficulties or delays in the manufacture and assembly of its products or material returns due to product defects.

Team Members

    As of March 31, 2000, Solomon had 371 full-time employees including 200 in sales and marketing, technical support and consulting services, 93 in research and development, and 78 in administration. None of Solomon's associates are represented by a labor union. Management believes its relations with Solomon's associates are good.

Research and Development

    Research and development plays a vital role in the success of Solomon. As such, substantial investments have been made in research and development. During fiscal years 1998, 1999, and 2000, software development costs were approximately $7.7 million, $12.4 million, and $10.9 million, respectively. As of March 31, 2000, Solomon had 93 employees engaged in research and development.

    Solomon employs a standard development process that entails product concept, customer input, product design, coding, testing, and release. The process is used in new software development as well as for product changes and enhancements.

    Solomon's software products are designed for Microsoft technologies, including Windows NT, Windows 98, Windows 2000, and SQL Server. In addition, Solomon products utilize other Microsoft technologies, including Site Server, Internet Information Server, Visual Basic, Visual Basic for Applications. Accordingly, Solomon's strategy will require that its products and technology are compatible with new developments in Microsoft's technology.

Properties

    Solomon's principal administrative, marketing, production and product development facility is located in Findlay, Ohio and consists of approximately 52,000 square feet under a lease expiring in January of 2003. Total annual rent expense under this lease is approximately $667,000. Solomon has five one-year options to renew the agreement.

    Solomon has software development and product marketing units located in San Jose, California; Costa Mesa, California; and Pleasanton, California. These facilities range between 7,000 square feet and 15,000 square feet and are under leases expiring in September of 2004, November of 2001, and December of 2004, respectively. Total annual rent under these leases total approximately $645,000.

    Solomon maintains an office in Naples, Florida that conducts international marketing operations. The facility consists of approximately 2,000 square feet under a lease expiring in July of 2001. Total annual rent under this lease is approximately $48,000.

    Solomon's Technology Centers are located in Richardson, Texas; Christiana, Delaware; Alpharetta, Georgia; and Pleasanton, California. Square footage of each facility ranges from 7,000 square feet to 9,300 square feet under leases expiring in January of 2006, February of 2003, August of 2003, and December of 2004, respectively. Total annual rent under these leases total approximately $362,000.

Legal Proceedings

    From time to time, Solomon is involved in litigation arising out of operations in the normal course of business. In the opinion of management, Solomon is not currently a party to any legal proceedings the adverse outcome of which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Solomon's results of operations or financial position.

Selected Consolidated Financial Data

    The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included elsewhere in this proxy statement/prospectus. The selected consolidated statement of operations data presented below for the years ended March 31, 1998, 1999 and 2000 and the consolidated balance sheet data at March 31, 1999 and 2000 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this document and should be read in conjunction with those Consolidated Financial Statements and related Notes. The selected consolidated statement of operations data presented below for the years ended March 31, 1996 and 1997 and the consolidated balance sheet data at March 31, 1996, 1997 and 1998 are derived from audited financial statements not included elsewhere in this proxy statement/prospectus.

	Year Ended March 31,
	1996	1997	1998	1999	2000
	(In thousands except per share amounts)
Consolidated Statement of Operations Data:
Revenues:
License	$12,800	$20,952	$25,555	$31,400	$26,840
Service	9,731	14,266	20,185	25,231	30,426

Total revenues	22,531	35,218	45,740	56,631	57,266
Cost of revenues:
License	2,274	4,391	4,337	4,942	3,909
Service	5,057	9,467	12,969	14,696	18,916

Total cost of revenues	7,331	13,858	17,306	19,638	22,825

Gross profit	15,200	21,360	28,434	36,993	34,441
Costs and expenses:
Sales and marketing	6,300	9,256	10,795	16,235	17,179
Product development	2,579	3,862	7,737	12,394	10,925
General and administrative	3,435	5,077	8,107	9,044	8,086
Acquired in-process research and development	—	—	1,275	—	—

Total costs and expenses	12,314	18,195	27,914	37,673	36,190

Operating income (loss)	2,886	3,165	520	(680)	(1,749)
Other income (expense), net	(269)	6	161	289	(160)

Income (loss) before income taxes and minority interest	2,617	3,171	681	(391)	(1,909)
Income tax provision (credit)	1,086	1,268	769	177	(185)

Income (loss) before minority interest	1,531	1,903	(88)	(568)	(1,724)
Minority interest in net income of subsidiary	138	278	462	612	200

Net income (loss)	$1,393	$1,625	$(550)	$(1,180)	$(1,924)

Income (loss) per common share:
Basic	$0.45	$.53	$(0.17)	$(0.34)	$(0.55)
Diluted	$0.44	$.51	$(0.17)	$(0.34)	$(0.55)

	March 31,
	1996	1997	1998	1999	2000
	(in thousands)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	$2,917	$6,386	$8,166	$4,858	$1,951
Total assets	9,808	14,864	23,412	26,829	26,690
Working capital	238	2,253	1,193	(1,152)	(5,672)
Liabilities and stockholders' equity
Deferred revenues	3,707	5,240	7,473	9,288	11,708
Long-term debt and capital lease obligations, less current portion	649	1,032	892	1,006	2,745
Total stockholders' equity	1,633	2,874	5,512	4,276	2,384

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

    Solomon is a leading provider of financial and business management software and services. Its products offer flexibility for small and mid-sized businesses that need to adapt to new technologies and business conditions. The Solomon IV integrated software suite includes financial, project management, distribution, service management, light manufacturing and industry-specific applications—all of which are designed to provide the benefits of e-business. Over 13,000 customers worldwide have licensed Solomon IV. Solomon's products and services are available throughout the United States and select international markets through a global network of business partners.

    Solomon has been a developer of software since 1981 when it began designing software specifically for the IBM Personal Computer and its operating system (MS-DOS). During the 1980's, the personal computer industry evolved with different operating systems and networks and Solomon's products similarly evolved. Solomon's business strategy in the 1980's was to be a provider of diversified products to diversified markets. In the mid-1980s, it began development of Impacct, a product for larger businesses with multi-user networks and different computing platforms than it had previously served. Impacct was released in 1990. In 1991, it began development of Solomon IV for Windows, a product designed for the Windows operating system and released in 1994.

    In 1992 Solomon fundamentally changed its business strategy. In place of the previous strategy of offering multiple products to different markets operating on different platforms, Solomon focused on a single market (corporate middle market companies or divisions of larger companies that typically have sales between $10 to $250 million and 20 to 1,000 employees) and on a single distribution channel consisting of value added resellers (VARs). From 1994 through 1996, Solomon IV consisted of two editions, a Workstation Edition and a Server Edition, both of which were based on Pervasive Software's Pervasive.SQL (formerly Scalable SQL). In 1996 another edition of Solomon IV became available and was based on Microsoft's SQL Server 6.5. Until March 1998, Solomon offered two products, Solomon III (a DOS product) and Solomon IV (a Windows product). In late 1998, Solomon expanded Solomon IV to two product lines with Solomon IV for Windows (on Pervasive.SQL) targeted to small businesses and Solomon IV for BackOffice (on Microsoft SQL Server) targeted to mid-sized businesses. In April 1999, Solomon announced a refinement that simplified its product offerings by unifying its Solomon IV exclusively around a single offering and a single database. Under the product unification strategy, the Solomon IV product family (formerly Solomon IV for Windows and Solomon IV for BackOffice) became a single product line called "Solomon IV". Solomon IV is written in Microsoft's 32-bit Visual Basic and is now optimized exclusively for Microsoft's SQL Server 7.0 database and Microsoft's technology platform, Windows NT/BackOffice.

    Solomon's revenues are derived from two principal sources: software license fees and fees for maintenance, technical support, training and consulting services. Solomon recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition. Statement of Position 97-2 generally requires revenue earned on software products, upgrades or enhancements, rights to exchange or return software, post contract customer support, or services, including elements deliverable only on a when-and-if-available basis, to be allocated to the various elements of the sale based on vendor specific objective evidence of fair market values. If this evidence does not exist, revenue from the sale would be deferred until sufficient evidence exists, or until all elements have satisfied the requirements for revenue recognition. Software license fee revenues are generally recognized upon product shipment. Maintenance and support fee revenues are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Training and consulting service fee revenues are recognized at the time the services are performed.

Results of Operations

    The following table presents for the periods indicated the percentage of total revenues represented by certain items reflected in Solomon's consolidated statement of operations.

	Year Ended March 31,
	1998	1999	2000
As a percentage of revenues:
Revenues:
License	55.9%	55.4%	46.9%
Services	44.1	44.6	53.1

Total revenues	100.0	100.0	100.0
Cost of revenues:
License	9.5	8.7	6.8
Services	28.3	26.0	33.1

Total cost of revenues	37.8	34.7	39.9

Gross profit	62.2	65.3	60.1
Costs and expenses:
Sales and marketing	23.6	28.6	30.0
Product development	16.9	21.9	19.1
General and administrative	17.7	16.0	14.1
Acquired in-process research and development	2.8	—	—

Total costs and expenses	61.0	66.5	63.2

Operating income (loss)	1.2	(1.2)	(3.1)
Other income (expense)—net	.3	.5	(.2)

Income (loss) before income taxes and minority interest	1.5	(.7)	(3.3)
Income tax provision (credit)	1.7	.3	(.3)

Loss before minority interest	(.2)	(1.0)	(3.0)
Minority interest in net income of subsidiary	1.0	1.1	.4

Net loss	(1.2)%	(2.1)%	(3.4)%

Revenues

    Total revenues reached $57.3 million for fiscal year 2000, an increase of 1.1% from fiscal 1999. The increase in revenue is primarily due to renewals of existing maintenance and support contracts from the installed base of customers and increased demand for Solomon's consulting services. The revenue increase in fiscal 2000 followed a 23.8% increase in revenues in fiscal 1999 from fiscal 1998. The increase in revenue for fiscal 1999 is primarily due to increased demand for Solomon IV for Windows products and the introduction of the Solomon IV for BackOffice product line and related services.

    License Fees.  Software license fees decreased to $26.8 million in fiscal 2000 from $31.4 million in fiscal 1999, representing a decrease of 14.5%. Software license fees for fiscal 1999 increased from $25.6 million in fiscal 1998, an increase of 22.9%. The decrease in software license fees in fiscal 2000 is a result of a strategic announcement made in April 1999 to move all new software development efforts to one database (Microsoft SQL Server) and discontinue new sales of Solomon IV Windows effective January 31, 2000. As a result of the announcement, sales of new systems of SQL server products increased by 494.0% in fiscal 2000. This increase was offset by an 78.8% decrease in new system sales of non-SQL server products. Also, many existing customers upgraded their software to Solomon IV

v4.x. Revenues from these upgrades are approximately twenty percent of the revenue Solomon would recognize from a new product sale. The increase in software license fees in fiscal 1999 was largely due to an increase in market demand for Solomon IV for Windows products, the introduction of Solomon's new SQL Server product line (Solomon IV for BackOffice), and a broader product line beyond financial applications including project management and service dispatch management. Solomon added the project management solution through an acquisition completed in the second quarter of fiscal 1998 and added the service management solution through an acquisition completed in the second quarter of fiscal 1999. In addition, Solomon's increased sales and marketing capacity led to an increase in the number of systems sold.

    Services.  Services revenues increased to $30.4 million in fiscal 2000 from $25.2 million in fiscal 1999 and $20.2 million in fiscal 1998, representing increases of 20.6% and 25.0%, respectively. Services revenues as a percentage of total revenues were 53.1%, 44.6%, and 44.1% for fiscal 2000, 1999 and 1998, respectively. The increase in service revenues is principally due to the increased number of licenses for the SQL server products and renewals of existing maintenance and support contracts from the installed base of customers and increased demand for Solomon's consulting services.

Cost And Expenses

    Cost of Software License Revenues.  Cost of software license revenues consists primarily of the costs of product manuals, media, shipping and royalties paid to third parties. Cost of software license revenues decreased to $3.9 million in fiscal 2000 from $4.9 million in fiscal 1999 and $4.3 million in fiscal 1998, representing 14.6%, 15.7% and 17.0% of software license revenues in fiscal 2000, 1999 and 1998, respectively. The decrease in cost of software license revenues in fiscal 2000 is primarily a result of decreased software license revenues. The increase in fiscal 1999 is primarily a result of increased software license revenues and royalties paid to third-party OEM partners. The decrease in cost of software license revenues as a percentage of software license revenues is primarily due to a decrease in the percentages for which Solomon is obligated to pay royalties to third-party OEM partners. The cost of software license revenues as a percentage of software license revenues may increase if Solomon adds third-party OEM partners or if sales which include third-party products increase as a percentage of total revenues.

    Cost of Service Revenues.  Cost of service revenues consists of providing telephone support, royalties paid to third parties, training and consulting services to customers and partners. Cost of service revenues increased to $18.9 million for fiscal 2000 from $14.7 million in fiscal 1999 and $13.0 million in fiscal 1998, representing 62.2%, 58.2% and 64.3% of service revenues in fiscal 2000, 1999 and 1998, respectively. The increase in cost of service revenues is primarily due to the expansion of Solomon's service resources. Cost of service revenues as a percentage of service revenues increased in fiscal 2000 primarily as a result of increasing Solomon's consulting services. Solomon anticipates that cost of service revenues will increase in dollar amount as service revenues increase, and may increase as a percentage of service revenues as additional service resources are added to support Solomon's expanded product offerings as a result of past acquisitions and expanded product lines.

    Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions, travel, advertising and promotional expenses. Sales and marketing expenses increased to $17.2 million in fiscal 2000 from $16.2 million in fiscal 1999 and $10.8 million in fiscal 1998, representing 30.0%, 28.6% and 23.6% of total revenues for fiscal 2000, 1999 and 1998, respectively. The increase in sales and marketing expense as a percentage of total revenue and the dollar increase is primarily a result of an enhanced marketing program, including a brand awareness program, increased spending related to channel co-op advertising, and hiring of additional marketing associates. Solomon anticipates that sales and marketing expense will increase in dollar amount as total revenues increase.

    Product Development Costs.  Product development expense consists primarily of compensation of development personnel and infrastructure costs of development, project management and quality assurance. Research and development costs are expensed as incurred. Product development costs decreased to $10.9 million in fiscal 2000 from $12.4 million in fiscal 1999 and fiscal 1999 increased from $7.7 million from fiscal 1998, representing 19.1%, 21.9% and 16.9% of total revenues for fiscal year 2000, 1999 and 1998, respectively. The decrease in product development costs in fiscal 2000 was a result of reduced spending with outside consultants in an effort to bring more development in-house. The increase in product development costs in fiscal 1999 was related to the release of the new SQL server product line and the release of a new scalable SQL product in fiscal 1999, integration of products acquired in an acquisition, as well as additional features and enhancements for existing products. In addition, Solomon devoted resources to the development of e-business products in fiscal 1999. Solomon anticipates that it will continue to devote substantial resources to its research and development effort and research and development costs will continue to increase in dollar amount in future periods and may increase as a percentage of revenue.

    General and Administrative.  General and administrative expense consists primarily of salaries of executives, financial, human resources and information services personnel and outside professional fees. General and administrative costs decreased to $8.0 million for fiscal 2000 from $9.0 million in fiscal 1999 and fiscal 1999 increased from $8.1 million in fiscal 1998, representing 14.1%, 16.0% and 17.7% of total revenues for fiscal 2000, 1999 and 1998, respectively. The decrease in dollar amounts in fiscal 2000 was primarily related to cost-savings measures as Solomon consolidated the administrative functions from past acquisitions. The increase in dollar amounts in fiscal 1999 was primarily due to increased staffing and related expenses required to manage and support the expansion of Solomon's operations. Solomon anticipates that its general and administrative expenses will increase in dollar amount in the future to support the expansion of its operations.

    Acquired In-Process Research and Development.  Acquired in-process research and development consists of a one-time charge from an acquisition accounted for as a purchase in the second quarter of fiscal 1998. The $1.3 million related in-process research and development, as determined by an independent third-party appraisal, was charged against income in fiscal 1998 as the underlying research and development projects had not reached technological feasibility and had no alternative future uses. Solomon did not have any related write off of acquired in-process research and development in fiscal 2000 and 1999.

    Other Income (Expense)—Net.  Other income (expense)—net consists primarily of interest income on cash deposited in banks, interest expense and gains or losses from disposal of fixed assets. Other income (expense)—net decreased to $(0.2) million in fiscal 2000 from $0.3 million in fiscal 1999 and $0.2 million in fiscal 1998. The decrease in other income (expense)—net in fiscal 2000 was primarily a result of interest expense paid on funds outstanding on a demand note with a bank and notes payable. The increase in other income (expense)—net in fiscal 1999 was primarily a result of the sale of certain assets.

    Income Tax Provision (Credit).  The income tax provision (credit) was $(0.2) million, $0.2 million and $0.8 million in fiscal 2000, 1999 and 1998, respectively, and is primarily a result of a subsidiary with taxable income filing a separate income tax return when the consolidated group recognized a loss. Solomon has net operating loss and general business tax credit carryforwards. In order to realize these carryforwards, Solomon will have to recognize taxable income in future periods. It is the opinion of Solomon's management that Solomon will generate the required taxable income and accordingly recognize the carryforwards. However, there can be no guarantee that the necessary income will be generated.

    Minority Interest in Net Income of Subsidiary.  Minority interest in net income of subsidiary in fiscal 2000 represents a 49% minority interest in a joint venture consolidated for financial reporting purposes and a 35% minority interest in a subsidiary consolidated for financial reporting purposes for the first four months of the fiscal year. In fiscal 1999 and 1998, minority interest in net income of subsidiary represents a 35% minority interest in a subsidiary consolidated for financial reporting purposes. Solomon purchased the 35% minority interest in July 2000. Minority interest in net income of subsidiary was $0.2 million in fiscal 2000, $0.6 million in fiscal 1999 and $0.5 million in fiscal 1998.

Selected Quarterly Operating Results

    The following table presents certain unaudited consolidated financial information for each of the four quarters in the fiscal years ended March 31, 2000 and 1999. In the opinion of Solomon's management, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this document. Solomon believes that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three Months Ended
	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000
	(In thousands)
Revenues:
License	$7,234	$6,720	$7,858	$9,588	$5,632	$8,336	$6,914	$5,958
Services	6,074	6,379	6,426	6,352	6,471	7,629	8,080	8,246

Total revenues	13,308	13,099	14,284	15,940	12,103	15,965	14,994	14,204
Cost of revenues:
License	1,381	1,204	1,094	1,263	894	1,179	1,031	805
Services	3,514	3,656	3,707	3,819	4,323	4,779	4,962	4,852

Total cost of revenues	4,895	4,860	4,801	5,082	5,217	5,958	5,993	5,657

Gross profit	8,413	8,239	9,483	10,858	6,886	10,007	9,001	8,547
Costs and expenses:
Sales and marketing	4,207	4,251	3,595	4,182	4,420	4,716	4,102	3,940
Product development	3,227	3,488	2,990	2,689	2,702	2,876	2,582	2,765
General and administrative	2,188	2,201	2,242	2,413	2,245	2,147	1,770	1,925

Total costs and expenses	9,622	9,940	8,827	9,284	9,367	9,739	8,454	8,630

Operating income (loss)	(1,209)	(1,701)	656	1,574	(2,481)	268	547	(83)
Other income (expense)—net	69	60	44	116	61	(55)	(85)	(81)
Income (loss) before income taxes and minority interest	(1,140)	(1,641)	700	1,690	(2,420)	213	462	(164)
Income tax provision (credit)	(345)	(244)	312	454	(236)	21	46	(16)

Income (loss) before minority interest	(795)	(1,397)	388	1,236	(2,184)	192	416	(148)
Minority interest in net income of subsidiary	89	134	125	264	154	7	23	16

Net income (loss)	$(884)	$(1,531)	$263	$972	$(2,338)	$185	$393	$(164)

    Solomon's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Solomon establishes its expenditure levels based on its expectations as to future revenue, and, if revenue levels are below expectations, expenses can be disproportionately high. As a result, a drop in near-term demand for Solomon's products could significantly affect both revenues and profits in any quarter. In the future, Solomon's operating results may fluctuate for this reason or as a result of a number of factors including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by Solomon or its competitors and capital spending patterns of Solomon's customers. Solomon's business has experienced and may continue to experience seasonality due to a number of factors including the timing of product releases and sales incentive programs. In addition, due to Solomon's year-end sales incentive programs, Solomon has historically recognized less revenue and operating income in its first fiscal quarter than in any other quarters. As a result of these factors, there can be no assurance that Solomon will be able to maintain profitability on a quarterly basis.

Liquidity And Capital Resources

    Solomon has historically funded operations primarily through cash provided by operations, capital leasing, and the sale of equity securities. Currently, Solomon meets its working capital and capital equipment needs with cash provided by operations, capital leasing, and a demand note with a financial institution.

    Cash provided by operations was $2.2 million, $0.1 million, and $2.9 million for fiscal 2000, 1999 and 1998, respectively. The increase in cash provided by operations for fiscal 2000 was primarily due to increases in deferred revenue of $2.4 million and a $0.4 reduction in accounts receivable offset by a $0.7 million reduction in accrued liabilities and a $0.5 million reduction in prepaid expenses. The decrease in cash provided by operations for fiscal 1999 was primarily due to unfavorable changes of $4.4 million in accounts receivable and $0.8 million in other assets.

    Cash used in investing activities was $4.3 million, $3.6 million and $1.2 million for fiscal 2000, 1999 and 1998, respectively. In fiscal 2000 and 1999, the primary use of cash related to capital expenditures and the acquisitions of assets in business combinations. The primary use of cash in 1998 was capital expenditures. Although Solomon does not currently have any material commitments for capital expenditures, it does intend to continue to invest in equipment and improvements, particularly computer equipment and software purchased for internal use.

    Cash used in financing activities was $0.9 million in fiscal 2000 and cash provided by financing activities was $0.2 million and $0.1 million for fiscal 1999 and 1998, respectively. In fiscal 2000, the primary use of cash related to payments on capital lease obligations and notes payable offset in part by proceeds from capital lease obligations. In fiscal 1999 and 1998 cash was provided primarily from proceeds on capital lease obligations offset by payments on capital lease obligations and notes payable. The capital leases relate predominately to financing used to acquire computer equipment.

    Solomon's sources of liquidity at March 31, 2000 consisted principally of cash of $2.0 million. Solomon also has available a demand note with a bank which provides for borrowings up to $2,000,000. There were no borrowings outstanding under the demand note at March 31, 2000.

    Solomon currently anticipates that cash generated by its operations, together with the demand note, will be sufficient to meet its operating and capital needs for the foreseeable future. It is possible, however, that Solomon might require additional financing in the future. Needed capital may not be available on terms attractive to Solomon, or at all. Any failure of Solomon to raise capital when needed could have a material adverse effect on Solomon's business, operating results and financial condition.

Recently-Issued Accounting Pronouncements

    In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The FASB has since issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133." This pronouncement amended SFAS No. 133 to defer its effective date to years beginning after June 15, 2000. Solomon is currently evaluating the effect of the provisions of this Statement on its accounting and reporting policies, but does not anticipate adoption of this Statement will have a material effect on the Solomon's consolidated financial position or results of operations.

    On December 3, 1999, the Securities and Exchange Commission published Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is required to be implemented by Solomon in fiscal 2001. Solomon's management believes the adoption of SAB No. 101 will not have a material effect on Solomon's financial statements.

Principal Shareholders

    The following table presents certain information regarding beneficial ownership of Solomon common stock as of March 31, 2000 by (1) each person known by Solomon to own beneficially more than 5% of the common stock, (2) each executive officer of Solomon, (3) each director of Solomon, (4) all directors and executive officers of Great Plains as a group. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes generally voting or investment power with respect to securities. Shares of Solomon common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding for purposes of computing the percentage beneficially owned by persons holding those options but are not deemed outstanding for the purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Vernon M. Strong(1)	884,145	25.2%
Gary M. Harpst(2)	859,055	24.5%
Jack W. Ridge(3)	805,553	22.9%
Michael S. Rupe(4)	116,992	3.2%
Stephen J. Dennis(5)	102,333	2.9%
Patrick F. Fitzhenry(6)	43,901	1.2%
David K. Johnston(7)	40,446	1.2%
Eric S. Kurjan(8)	39,315	1.1%
Raymond M. Parsons(9)	33,705	1.0%
Joseph A. Young(10)	20,318	*
Leland Strange(11)	6,000	*
All directors and executive officers as a group (11 persons)	2,951,762	78.1%

*
Less than 1%

(1)
Includes 1,308 shares issuable pursuant to options. Also includes 440,401 shares contributed to a trust after March 31, 2000 over which Mr. Strong exercises voting and investment control. His address is 200 E. Hardin Street, Findlay, Ohio 45840.

(2)
Includes 1,947 shares issuable pursuant to options. Also includes 427,536 shares contributed to a trust after March 31, 2000 over which Mr. Harpst exercises voting and investment control. His address is 200 E. Hardin Street, Findlay, Ohio 45840.

(3)
Includes 1,917 shares issuable pursuant to options. Also includes 400,800 shares contributed to a trust after March 31, 2000 over which Mr. Ridge exercises voting and investment control. His address is 200 E. Hardin Street, Findlay, Ohio 45840.

(4)
Includes 116,469 shares issuable pursuant to options.

(5)
Includes 81 shares issuable pursuant to options. Also includes shares held by a trust and shares held by certain members of Steven J. Dennis' household that are beneficially owned by Mr. Dennis.

(6)
Includes 43,826 shares issuable pursuant to options.

(7)
Includes 6,000 shares issuable pursuant to options. Also includes shares held by a business owned by David K. Johnston that are beneficially owned by Mr. Johnston.

(8)
Includes 39,015 shares issuable pursuant to options.

(9)
Includes 33,705 shares issuable pursuant to options.

(10)
Includes 19,818 shares issuable pursuant to options.

(11)
Includes 6,000 shares issuable pursuant to options.

DESCRIPTION OF GREAT PLAINS CAPITAL STOCK

General

    The authorized capital stock of Great Plains consists of 100,000,000 shares of common stock, $.01 par value per share, and 30,000,000 shares of preferred stock, $.01 par value per share, which may be issued in one or more classes.

Common Stock

    Holders of Great Plains common stock are entitled to vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Great Plains common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Great Plains common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Great Plains, the holders of Great Plains common stock are entitled to receive ratably the net assets of Great Plains available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Great Plains common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Great Plains common stock are, and the shares issued by Great Plains in the merger will be, when issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Great Plains common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Great Plains may designate and issue in the future.

Preferred Stock

    Great Plains' board of directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 30,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each, including the dividend rights, dividend rates, conversion rights, voting rights, terms and redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Great Plains. Great Plains has no present plans to issue any shares of preferred stock.

Provisions of Great Plains' Charter Documents and Minnesota Law

    The existence of authorized but unissued preferred stock described above and provisions of Great Plains' articles of incorporation, bylaws and Minnesota law described below, could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage an unsolicited takeover of Great Plains if the board of directors determines that such a takeover is not in the best interests of Great Plains and Great Plains shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire Great Plains which could deprive its shareholders of opportunities to sell their shares of common stock at higher than prevailing market prices.

    Pursuant to Great Plains' bylaws, the board of directors is divided into three classes serving staggered three-year terms. As a result, at least two shareholders' meetings will generally be required for shareholders to effect a change in control of the board of directors. In addition, the bylaws contain provisions that establish specific procedures for calling meetings of shareholders and appointing and removing members of the board of directors.

    Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by Great Plains, any subsidiary of Great Plains, with any shareholder which purchases 10% or more of Great Plain's voting shares (an "interested shareholder") within four years following that interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the board of directors before the interested shareholder's share acquisition date.

DESCRIPTION OF SOLOMON CAPITAL STOCK

General

    The authorized capital stock of Solomon consists of 5,000,000 shares of Class A common stock, without par value.

Common Stock

    As of May 1, 2000, there were 3,564,713 shares of common stock outstanding and held of record by approximately 240 shareholders.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders under Ohio law. Solomon's articles of incorporation do not provide for the elimination of cumulative voting in the election of directors. Consequently, under Ohio law, a shareholder of Solomon has the right to vote cumulatively if proper notice is given before a meeting of the shareholders for the purpose of electing directors. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by Solomon's board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Solomon, the holders of common stock are entitled to receive ratably the net assets of Solomon available after the payment of all debts and other liabilities. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable.

Certain Provision of Ohio Law and Charter Provisions

    As an Ohio corporation, Solomon is subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover of Solomon. Among these are provisions that: (i) prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power, unless those transactions are either approved by the directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain requirements related to the price and form of consideration to be received by shareholders are met; and (ii) provide Ohio corporations with the right to recover profits realized in certain circumstances by persons engaged in "greenmailing" or who otherwise sell securities of a corporation within 18 months of proposing to acquire that corporation. The foregoing provisions of Ohio law do not affect the exercise of revocable proxies granted in accordance with all applicable federal and state laws.

    In addition, under Ohio law, the purchase of certain levels of voting power of Solomon (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of a majority of the total voting power of Solomon and the separate prior authorization of the holders of a majority of the voting power held by shareholders other than the proposed purchaser, officers of Solomon and directors of Solomon who are also employees. In light of the fact that the directors and executive officers of Solomon own approximately 77% of Solomon's outstanding common stock, acquisition of the foregoing levels of voting power by third parties may not be possible unless the directors and executive officers of Solomon vote in favor.

    It is possible that these provisions, the ability of Solomon's board of directors to issue additional shares of common stock and the percentage of ownership held by the directors and executive officers, will discourage other persons from making a tender offer for or acquisitions of substantial amounts of Solomon's common stock, or may delay changes in control or management of Solomon.

DISSENTER'S RIGHTS FOR SOLOMON SHAREHOLDERS

    Upon compliance with the requirements summarized below, holders of Solomon common stock who seek relief pursuant to Section 1701.85 of the Ohio Revised Code may be entitled under the provisions of Section 1701.85 to receive in cash the fair market value, excluding any appreciation or depreciation as a consequence of the merger, of any of their shares of Solomon common stock that are not voted in favor of the Merger.

    The following summary does not purport to be a complete statement of the law relating to dissenter's rights and is qualified in its entirety by Section 1701.85, a copy of which is attached to this proxy statement/prospectus as Appendix C. This summary and Section 1701.85 should be reviewed carefully by any Solomon shareholder who wishes to exercise dissenter's rights or who wishes to preserve his or her right to do so, since failure to comply with the procedures provided in Section 1701.85 will result in the loss of those rights. Any Solomon shareholder who is considering dissenting should consult his or her legal advisor.

  •
  In order to preserve dissenter's rights in connection with the merger, a Solomon shareholder must deliver to Solomon a written demand for the payment of the fair cash value of his or her dissenting shares. To be effective, a demand must be made by the record holder of the dissenting shares, must be delivered to Solomon no later than ten days after the vote on the approval and adoption of the merger agreement at the Special Meeting of Solomon shareholders, the shares must not have been voted in favor of the merger and the demand must contain the following information: (a) the identity and address of the dissenting shareholder; (b) the number and class of his or her dissenting shares; and (c) the amount claimed by the dissenting shareholder as the fair cash value of his or her dissenting shares.

  •
  Neither a vote against approval of the merger, nor any proxy directing such vote, nor an abstention, will satisfy the requirement of a demand.

  •
  If a dissenting shareholder and Solomon do not agree on the fair cash value per share of the dissenting shares, then the dissenting shareholder must file a complaint (a "dissenter's complaint") in the Common Pleas Court of Hancock County, Ohio within three months after the service of the demand in order to preserve his or her rights under Section 1701.85. Solomon would also be permitted to file a dissenter's complaint within that three-month period.

  •
  In the event of the filing of a dissenter's complaint, the court will determine whether or not a dissenting shareholder has complied with the requirements of Section 1701.85 and is entitled to dissenter's rights. If so, the court will appraise (or appoint persons to appraise) the dissenting shares, thus determining the fair cash value to which, together with a fair rate of interest, if any, the dissenting shareholder is entitled.

  •
  For purposes of dissenter's rights, "fair cash value" means the amount a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event will fair cash value be more than that demanded by the particular dissenting shareholder in his or her appraisal demand. Ohio law requires that fair cash value be determined exclusive of any appreciation or depreciation of value arising from the completion of the merger.

  •
  The Common Pleas Court may determine the costs of an appraisal proceeding and require the parties to pay those costs as it deems equitable under the circumstances.

  •
  A dissenting shareholder's right to receive fair cash value for his or her dissenting shares terminates upon, among other things: (a) noncompliance with Section 1701.85; (b) withdrawal of his or her demand with board consent; or (c) failure of the dissenting shareholder or Solomon to file a dissenter's complaint with the Court of Common Pleas within the prescribed time limits. Upon any such termination, unless Solomon purchases the dissenting shares, the dissenting shareholder would receive the distributions he or she would have received in the merger had he or she not exercised rights of appraisal.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF GREAT PLAINS AND SOLOMON

    This section of the proxy statement/prospectus describes certain differences between the rights of holders of Solomon common stock and the rights of holders of Great Plains common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a shareholder of Solomon and being a shareholder of Great Plains.

    As a shareholder of Solomon, your rights are governed by Solomon's articles of incorporation, as currently in effect, and Solomon's code of regulations. After completion of the merger, you will become a shareholder of Great Plains. Great Plains' common stock is quoted on The Nasdaq National Market under the symbol "GPSI." As a Great Plains shareholder, your rights will be governed by Great Plains' articles of incorporation, and Great Plains' bylaws. In addition, Great Plains is incorporated in Minnesota while Solomon is incorporated in Ohio. Although the rights and privileges of shareholders of an Ohio corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences.

Shareholder Meetings

Great Plains

    Under Minnesota law and Great Plains' bylaws, holders of Great Plains common stock are entitled to at least five days' prior written notice for each regular meeting and special meeting to consider any matter, except that Minnesota law and Great Plains' bylaws require that notice of a meeting at which an agreement of merger or exchange is to be considered shall be mailed to shareholders of record, whether entitled to vote or not, at least 14 days prior to such meeting.

Solomon

    Under Ohio law and Solomon's code of regulations, holders of Solomon common stock are entitled to at least seven days' prior written notice for each regular meeting and special meeting to consider every matter. Similarly, Ohio law and Solomon's code of regulations require that notice of a meeting at which an agreement of merger or exchange is to be considered shall be given to all shareholders of record, whether entitled to vote or not, at least seven days prior to each meeting.

Right To Call Special Meetings

Great Plains

    Under Minnesota law and Great Plains' bylaws, a special meeting of shareholders may be called by the chief executive officer, the chief financial officer, any two directors, or a shareholder or shareholders holding 10% or more of the shares entitled to vote on the matters to be presented at the meeting, except that a special meeting called for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Solomon

    Ohio law and Solomon's code of regulations provide that special meetings of shareholders may be called by the chairman of the board, the president, the directors by action at a meeting, a majority of the directors acting without a meeting, persons who hold 25% of all shares outstanding and are entitled to vote at that meeting, and any other officers or persons that the articles of incorporation or code of regulations authorize to call that meeting.

Rights Of Dissenting Shareholders

Great Plains

    Under both Minnesota and Ohio law, shareholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. Generally, under Minnesota law, the categories of transactions subject to dissenter's rights are broader than those under Ohio law.

    Shareholders of a Minnesota corporation may exercise dissenter's rights in connection with:

  •
  an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in certain respects;

  •
  a sale or transfer of all or substantially all of the assets of the corporation;

  •
  a plan of merger to which the corporation is a party;

  •
  a plan of exchange of shares to which the corporation is a party; and

  •
  any other corporate action with respect to which the corporation's articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares.

Unless the articles, the bylaws, or a resolution approved by the board of directors otherwise provide, such dissenters' rights do not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger. Great Plains' articles do not grant any other dissenters' rights. Shareholders who desire to exercise their dissenters' rights must satisfy all of the conditions and requirements as set forth in the Minnesota Business Corporation Act in order to maintain such rights and obtain such payment.

Solomon

    Shareholders of an Ohio corporation may exercise dissenters' rights in connection with:

  •
  specified amendments to a corporation's articles of incorporation;

  •
  a lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation;

  •
  a merger into or consolidation with another corporation;

  •
  any merger, combination or "majority share acquisition" of another company to which the shareholders are entitled voting rights.

Board Of Directors

Great Plains

    Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by or in the manner provided in the articles of incorporation or bylaws. Great Plains' bylaws provide that the number of directors shall be fixed by and may be changed by resolutions of the board of directors. Great Plains' board of directors currently consists of six. Great Plains' articles provide that the board is divided into three classes.

    Minnesota law provides that, unless modified by the articles or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of that proportion or number of the voting power of the shares of the classes or series the director represents which would be sufficient to elect such director (with an exception for corporations with cumulative voting). Great Plains' bylaws provide that a director may be removed from office, but only for cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors. In addition, a director named by the board of directors to fill a vacancy may be removed from office at any time, with or without cause, by the affirmative vote of the remaining directors if the shareholders have not elected directors in the interim between the time of the appointment to fill the vacancy and the time of the removal.

    Shareholders of Great Plains do not have the right to cumulative voting in the election of directors.

    Under Minnesota law, unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. The shareholders may also elect a new director to fill a vacancy that is created by the removal of a director by the shareholders. Great Plains' articles provide that vacancies on the board of directors may be filled for the unexpired term by the affirmative vote of a majority of the remaining member of the board, though less than a quorum; provided that newly created directorships resulting from an increase in the authorized number of directors shall be filled by the affirmative vote of two-thirds of the directors serving at the time of such increase.

Solomon

    Ohio law provides that the number of directors may be fixed by a corporation's articles of incorporation or code of regulations, but may not be less than three. However, if not so fixed, the number of directors is set at three, provided further, that where all shares of a corporation are owned of record by one or two shareholders, the number of directors may be less than three, but not less than the number of shareholders. Solomon's code of regulations provides that the number of directors shall be at least three, but no more than seven, and unless otherwise fixed by the shareholders, the number of directors shall be three. The precise number of directors may be fixed from time to time by resolution adopted by holders of shares representing a majority of the voting power of Solomon, however, no reduction of the number of directors shall have the effect of removing any director from office prior to the expiration of his term. Currently, the Solomon board of directors consists of 7 members.

    Ohio law provides that, unless modified by a corporation's governing documents, directors may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed (with an exception for corporations with cumulative voting). Solomon's code of regulations provides that any director may be removed, with or without cause, by the affirmative vote of a majority in voting power of the shareholders entitled to vote, taken at a special meeting of the shareholders called for that purpose. Provided, however, that unless all directors, or all directors of a class, are removed, no individual director shall be removed in case the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the directors, or all the directors of a particular class, would be sufficient to elect at least one director. In addition, any director can be removed by the board of directors if he is found by a court to be of unsound mind, or if he is adjudicated a bankrupt, or if he does not accept in writing his election as a director, or if he fails to hold any qualifications for a director established by Solomon in its articles or its code of regulations.

    Shareholders of Solomon do have the right to cumulative voting in the election of directors.

    Under Ohio law, the shareholders of a corporation may, at the same meeting where they remove a director, elect a new director for the unexpired term of each director removed. In addition, unless the governing documents of a corporation provide otherwise, vacancies on the board of directors may be filled by a majority of the remaining directors of a corporation. Solomon's code of regulations provides that vacancies on the board of directors may be filled only by an election by the shareholders.

Amendments To Bylaws And Articles

Great Plains

    Minnesota law and Great Plains' bylaws provide that the power to adopt, amend or repeal the bylaws is vested in the board (subject to certain notice requirements set forth in Great Plains' bylaws). Minnesota law and Great Plains' bylaws provide that the authority in the board of directors is subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose, and the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Under Minnesota law, a shareholder or shareholders holding 3% or more of the voting shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolutions must be brought before the shareholders for their consideration pursuant to the procedures for amending the articles of incorporation.

    Minnesota law provides that a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution (i) approved by the affirmative vote of a majority of the directors present or (ii) proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority.

Solomon

    Ohio law provides that a code of regulations may be adopted, amended or repealed: (i) at a meeting of the shareholders by the approval of a majority of the shareholders entitled to vote on the proposal; (ii) by a written consent signed by two-thirds of the shareholder entitled to vote on the proposal; or (iii) by a lesser, but not less than a majority, or a greater affirmative vote or consent as specified in the articles of incorporation or the code of regulations. Solomon's code of regulations provides for amendment, repeal or the superseding of by a new code of regulations: (i) at a meeting for such a purpose by approval of a majority of shareholders entitled to vote on the proposal; or (ii) by a written consent signed by all of the shareholders entitled to vote on the proposal.

    Ohio law provides that a corporation's articles of incorporation may be amended at a meeting held for that purpose by two-thirds of the shareholders entitled to vote on the proposal. Ohio law permits corporations' articles of incorporation to set the voting standard at less than two-thirds, at least a majority, or at any standard greater than two-thirds. Solomon's articles of incorporation do not include an amendment provision and, accordingly, Solomon's articles of incorporation may be amended by affirmative vote of holders of at least two thirds of the voting power of Solomon.

Indemnification Of Directors, Officers And Employees

Great Plains

    Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses. Minnesota law permits a corporation to prohibit indemnification by so providing in its articles of incorporation or its bylaws. Great Plains has not limited the statutory indemnification in its articles of incorporation and Great Plains' bylaws state that Great Plains shall indemnify such persons for such expenses and liabilities to such extent as permitted by statute.

Solomon

    Ohio law permits and Solomon's regulations require Solomon to indemnify its directors, officers, employees, or one who is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another entity, against expenses, judgments, fines and amounts paid in settlement in connection with a legal proceeding. In order to be indemnified the person must have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. An Ohio corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses and attorney's fees actually and reasonably incurred in connection therewith.

    Ohio law prohibits indemnification if: (i) the person is adjudged liable for negligence or misconduct in the performance duty to the corporation, unless the court of action declares indemnification is proper, or (ii) the only liability asserted against a director concerns unlawful distributions.

Liabilities Of Directors

Great Plains

    Under Minnesota law, a director may be liable to the corporation for distributions made in violation of Minnesota law or a restriction contained in the corporation's articles or bylaws. Great Plains' articles provide that any repeal or modification of the foregoing provisions shall not adversely affect any right or protection of a director of Great Plains existing at the time of such repeal or modification.

Solomon

    Under Ohio law, with limited exceptions, a director may be liable in damages for any action the director takes or fails to take as a director only if it is proved by clear and convincing evidence that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or was undertaken with reckless disregard for the best interests of the corporation.

Shareholder Approval Of Merger

Great Plains

    Minnesota law provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation's articles of incorporation, would entitle such a class to vote as a class.

Solomon

    In order to effect a merger under Ohio law, a corporation's board of directors shall approve an agreement of merger. The agreement must be adopted and approved by holders of two thirds of the outstanding shares of the corporation entitled to vote on such a matter, or such different proportion as the corporation's articles may provide, but not less than a majority.

    Ohio law provides shareholders of an acquiring corporation with voting rights if the acquisition involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of that acquiring corporation in the election of directors immediately after the consummation of the transaction.

Business Combinations, Control Share Acquisitions And Anti-Takeover Provisions

Great Plains

    Minnesota law prohibits certain "business combinations" (as defined in the Minnesota Business Corporations Act) between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an "interested shareholder" for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An "interested shareholder" is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation.

    Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation (starting at 20%) from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. However, Great Plains' articles waive this limit. Consequently, the Minnesota Control Share Acquisition Statute does not apply to Great Plains.

    Minnesota law provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.

    It should be noted that in addition to the anti-takeover measures discussed above, the provisions of Great Plains' articles and bylaws: (i) provide for a staggered board of directors, each serving a three-year term and (ii) limit the right of shareholders to call a special meeting of shareholders to consider an action to directly or indirectly facilitate or effect a business combination, including any action to consider changing the composition of the board of directors for that purpose, to require the request of holders of at least 25% of the outstanding shares.

Solomon

    Ohio law prohibits a shareholder from acquiring a control share of an issuing public corporation without the prior authorization of the corporation's shareholders. A control share acquisition is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33%; at least 33% but less than 50%; or 50% or more. This prohibition of control share acquisitions will not apply if a corporation opts out of the statutory coverage through provisions in the corporation's articles or code of regulations; however, Solomon has not adopted any such provisions. Consequently, the Ohio Control Share Acquisition Statute applies to Solomon.

    The foregoing discussion of certain similarities and material differences between the rights of Great Plains shareholders and the rights of Solomon shareholders under the respective articles of incorporation and bylaws/code of regulations is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the Minnesota law and Ohio law, the common law thereunder and the full text of the articles of incorporation and bylaws/code of regulations of each of Great Plains and Solomon.

LEGAL AND TAX MATTERS

    The validity of the shares of Great Plains common stock offered by this proxy statement/prospectus will be passed upon for Great Plains by Dorsey & Whitney LLP, Minneapolis, Minnesota. It is a non-waivable condition to the completion of the merger that Solomon receive an opinion from Ernst & Young LLP that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

EXPERTS

    The financial statements of Great Plains Software, Inc. as of May 31, 1998 and 1999 and for each of the three years in the period ended May 31, 1999 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of FRx Software Corporation as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999, then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Solomon Software, Inc. and subsidiaries at March 31, 2000 and 1999, and for each of the three years in the period ended March 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of Ernst & Young LLP as experts in auditing and accounting.

FUTURE SHAREHOLDER PROPOSALS

    Great Plains' 2000 annual meeting of shareholders will take place on September 13, 2000. The deadline for receipt of a proposal to be considered for inclusion in Great Plains proxy statement for the 2000 annual meeting has passed. The deadline for notice of a proposal for which a shareholder will conduct his or her own solicitation has also passed.

    Solomon will hold an annual meeting in the year 2000 only if the merger has not already been completed.

WHERE YOU CAN FIND MORE INFORMATION

    Great Plains files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov.

    Great Plains has filed a registration statement on Form S-4 to register the shares of Great Plains common stock to be issued to Solomon shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Great Plains as well as the proxy statement of Solomon for the special meeting.

Index to Consolidated Financial Statements

Great Plains Software, Inc.
Report of PricewaterhouseCoopers LLP	F-2
Consolidated Balance Sheet as of May 31, 1998 and 1999 and as of February 29, 2000 (unaudited)	F-3
Consolidated Statement of Income for the years ended May 31, 1997, 1998 and 1999 and for the nine months ended February 28, 1999 (unaudited) and February 29, 2000 (unaudited)	F-4
Consolidated Statement of Stockholders' Equity for the years ended May 31, 1997, 1998 and 1999 and for the nine months ended February 29, 2000 (unaudited)	F-5
Consolidated Statement of Cash Flows for the years ended May 31, 1997, 1998 and 1999 and for the nine months ended February 28, 1999 (unaudited) and February 29, 2000 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Solomon Software, Inc.
Report of Ernst & Young LLP	F-23
Consolidated Balance Sheets as of March 31, 2000 and 1999	F-24
Consolidated Statements of Operations for the years ended March 31, 2000, 1999 and 1998	F-26
Consolidated Statements of Shareholders' Equity for the years ended March 31, 2000, 1999 and 1998	F-27
Consolidated Statements of Cash Flows for the years ended March 31, 2000, 1999 and 1998	F-28
Notes to Consolidated Financial Statements	F-29
FRx Software Corporation
Report of PricewaterhouseCoopers LLP	F-40
Balance Sheets as of June 30, 1998 and 1998 and as of December 31, 1999 (unaudited)	F-41
Statements of Operations for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999 (unaudited)	F-42
Statement of Changes in Stockholders' Equity for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1999 (unaudited)	F-43
Statements of Cash Flows for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999 (unaudited)	F-44
Notes to Financial Statements	F-45

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Great Plains Software, Inc.

    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Great Plains Software, Inc. and its subsidiaries at May 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 25, 1999

GREAT PLAINS SOFTWARE, INC.

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

	May 31, 1998	May 31, 1999	February 29, 2000
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,197	$26,983	$28,092
Investments	48,721	96,700	63,564
Accounts receivable, net	8,790	12,593	30,473
Inventories	542	746	1,152
Prepaid expenses and other assets	2,914	6,340	5,752
Deferred income tax assets	4,630	5,542	6,049

Total current assets	83,794	148,904	135,082
Property and equipment, net	8,726	19,351	40,362
Goodwill and other intangibles, net	4,946	3,838	94,398
Deferred income tax assets	3,318	3,091	3,113
Other assets	2,061	5,068	11,694

Total assets	$102,845	$180,252	$284,649

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,135	$8,392	$7,465
Accrued expenses	6,941	11,590	20,140
Income tax payable	3,257	—	—
Salaries and wages payable	836	1,031	1,114
Commissions payable	2,668	2,053	2,018
Deferred revenues	15,133	23,884	39,876
Current portion of long-term debt and capital leases	—	—	1,824

Total current liabilities	32,970	46,950	72,437
Long-term liabilities:
Deferred income tax liabilities	204	109	2,869
Long-term debt and capital leases, net of current portion	—	—	6,608

Total liabilities	33,174	47,059	81,914
Commitments and contingencies (Note 9)
Stockholders' equity:
Common stock, par value $.01 per share: 100,000,000 shares authorized, 13,720,920, 15,362,820 and 16,487,097 (unaudited) shares issued and outstanding, respectively	137	154	165
Additional paid-in capital	67,801	118,683	181,322
Accumulated other comprehensive loss	—	(162)	(1,252)
Retained earnings	1,733	14,518	22,500

Total stockholders' equity	69,671	133,193	202,735

Total liabilities and stockholders' equity	$102,845	$180,252	$284,649

See accompanying notes to the consolidated financial statements.

GREAT PLAINS SOFTWARE, INC.

CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except share and per share amounts)

	Year Ended May 31, 1997	Year Ended May 31, 1998	Year Ended May 31, 1999	Nine Months Ended February 28, 1999	Nine Months Ended February 29, 2000
				(unaudited)	(unaudited)
Revenues:
License	$35,919	$52,949	$79,685	$55,802	$75,766
Service	21,201	32,710	55,222	38,978	59,525

Total revenues	57,120	85,659	134,907	94,780	135,291
Cost of revenues:
License	6,362	11,220	19,355	14,041	18,927
Service	8,260	11,118	18,350	12,634	22,054
Amortization of acquired intangibles	—	—	—	—	284

Total cost of revenues	14,622	22,338	37,705	26,675	41,265

Gross profit	42,498	63,321	97,202	68,105	94,026
Operating expenses:
Sales and marketing	21,818	31,519	47,845	33,568	45,396
Research and development	9,678	12,516	19,486	14,012	21,917
General and administrative	5,592	7,587	11,080	7,872	11,758
Amortization of acquired intangibles	117	187	1,078	786	2,585
Acquired in-process research and development	—	7,136	—	—	—

Total operating expenses	37,205	58,945	79,489	56,238	81,656

Operating income	5,293	4,376	17,713	11,867	12,370
Interest expense	(98)	(2)	(3)	(3)	(81)
Other income, net	656	3,276	3,595	2,145	4,338

Income before income taxes	5,851	7,650	21,305	14,009	16,627
Income tax provision	2,207	3,203	8,520	5,603	8,645

Net income	$3,644	$4,447	$12,785	$8,406	$7,982

Income (loss) per common share:
Basic	$(1.78)	$0.33	$0.90	$0.61	$0.51

Diluted	$0.36	$0.32	$0.86	$0.58	$0.49

Shares used in computing income (loss) per common share:
Basic	7,629,460	13,381,414	14,231,102	13,828,243	15,639,805

Diluted	10,003,349	14,089,092	14,872,579	14,511,467	16,356,893

See accompanying notes to the consolidated financial statements.

GREAT PLAINS SOFTWARE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)

	Series A Preferred		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Retained Earnings (Deficit)			Comprehensive Income
	Shares	Amount	Shares	Amount				Total
Balance May 31, 1996	225,000	$199	7,359,765	$74	$1,273	$(6,358)		$(4,812)
Exercise of stock options			732,447	7	1,544			1,551
Net repurchases of common stock			(11,877)		(54)			(54)
Increase of carrying value of mandatorily redeemable preferred stock					(17,196)			(17,196)
Tax benefit from stockholder transaction					590			590
Net income						3,644		3,644	3,644

Balance May 31, 1997	225,000	$199	8,080,335	$81	$(13,843)	$(2,714)	—	$(16,277)	$3,644

Sale of common stock, net			3,450,000	34	50,209		—	50,243
Exercise of stock options			286,708	3	1,900		—	1,903
Conversion of preferred stock to common stock	(225,000)	$(199)	1,847,627	18	28,878		—	28,697
Tax benefit from stockholder transactions					586		—	586
Stock issued for business combination			56,250	1	71		—	72
Net income						4,447	—	4,447	4,447

Balance May 31, 1998	—	—	13,720,920	$137	$67,801	$1,733	—	$69,671	$4,447

Sale of common stock, net			1,318,325	13	47,165		—	47,178
Exercise of stock options			218,534	3	2,804		—	2,807
Tax benefit from stockholder transactions					978		—	978
Stock issued for business combination			105,041	1	(65)		—	(64)
Translation adjustment							(81)	(81)	(81)
Unrealized loss on investments							(81)	(81)	(81)
Net income						12,785		12,785	12,785

Balance May 31, 1999	—	—	15,362,820	$154	$118,683	$14,518	$(162)	$133,193	$12,623

Exercise of stock options (unaudited)	—	—	324,342	3	4,704			4,707
Tax benefit from stockholder transactions (unaudited)	—	—			866			866
Stock issued for business combinations (unaudited)	—	—	799,935	8	57,069			57,077
Translation adjustment (unaudited)	—	—					(1,081)	(1,081)	(1,081)
Unrealized loss on investments (unaudited)	—	—					(9)	(9)	(9)
Net income (unaudited)	—	—				7,982		7,982	7,982

Balance February 29, 2000 (unaudited)	—	—	16,487,097	$165	$181,322	$22,500	$(1,252)	$202,735	$6,892

GREAT PLAINS SOFTWARE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	Year Ended May 31, 1997	Year Ended May 31, 1998	Year Ended May 31, 1999	Nine Months Ended February 28, 1999	Nine Months Ended February 29, 2000
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$3,644	$4,447	$12,785	$8,406	$7,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,155	2,863	5,147	3,568	8,188
Acquired in-process research and development	—	7,136	—	—	—
Deferred income tax expense	2,207	(5,211)	(780)	(374)	1,068
Changes in operating assets and liabilities excluding effect of business combinations:
Accounts receivable	(256)	(2,603)	(3,803)	(1,754)	(9,511)
Inventories	(113)	25	(204)	(553)	(366)
Prepaid expenses and other assets	(557)	(1,601)	(2,512)	(672)	1,157
Accounts payable and accrued expenses	(141)	4,391	8,906	4,479	(1,856)
Income taxes payable	—	3,843	(3,257)	(4,514)	557
Salaries, wages and commissions payable	1,933	391	(420)	(780)	394
Deferred revenue	1,430	3,947	8,751	6,843	10,881

Net cash provided by operating activities	10,302	17,628	24,613	14,649	18,494

Cash flows from investing activities:
Purchases of property and equipment	(2,778)	(5,265)	(14,663)	(5,379)	(23,370)
Purchases of businesses	—	(11,870)	—	—	(23,873)
Purchase of investments	(4,892)	(714,104)	(384,008)	(119,797)	(205,524)
Proceeds from investments	750	669,525	336,028	120,421	238,660
Purchase of other assets	(188)	(2,036)	(3,007)	(1,846)	(10,397)

Net cash used by investment activities	(7,108)	(63,750)	(65,650)	(6,601)	(24,504)

Cash flows from financing activities:
Principal payments on notes payable and long-term debt	(599)	—	—	—	(20)
Exercise of stock options	1,551	1,903	2,807	2,764	4,707
Principal payments on capital lease obligations	(247)	—	—	—	(21)
Proceeds from loan	—	—	—	—	3,543
Repurchases of common stock	(54)	—	—	—	—
Proceeds from issuance of common stock, net	—	50,315	47,178	—	—

Net cash provided by financing activities	651	52,218	49,985	2,764	8,209
Effect of accumulated other comprehensive income items	—	—	(162)	(42)	(1,090)

Increase in cash and cash equivalents	3,845	6,096	8,786	10,770	1,109
Cash and cash equivalents at beginning of period	8,256	12,101	18,197	18,197	26,983

Cash and cash equivalents at end of period	$12,101	$18,197	$26,983	$28,967	$28,092

Supplemental cash flow information:
Interest paid	$68	$2	$3	$3	$81
Income taxes paid	$83	$4,005	$11,475	$6,482	$5,239
Noncash tax benefit from stockholder transactions	$590	$586	$978	$361	$866

GREAT PLAINS SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1999 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

  Business Information

    Great Plains Software, Inc. (NASDAQ: GPSI) provides fully integrated front office/back office business management solutions for the midmarket. These include financial, distribution, enterprise reporting, project accounting, electronic business, human resources and payroll, manufacturing, service management, sales and marketing, and customer service and support applications. Our solutions are sold and implemented by a unique worldwide network of independent partner organizations that share the Company's commitment to lasting customer relationships.

  Significant Accounting Policies

  Consolidation Policy and Foreign Currency Translations

    The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, the United Kingdom, Scandinavia, South Africa, Singapore, Australia and the Philippines. All significant intercompany accounts and transactions have been eliminated in consolidation. Essentially all assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. The functional currency of the subsidiaries is the local currency. Therefore, all translation gains and losses resulting from fluctuations in currency exchange rates of these subsidiaries are recorded as a component of accumulated other comprehensive loss in equity.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value Disclosure of Financial Instruments

    The Company's financial instruments consist of cash, investments, short-term receivables and payables for which their current carrying amounts approximate fair market value.

  Concentration of Credit Risk

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company grants credit to customers in the ordinary course of business. No single customer or region represents a significant concentration of credit risk. The Company invests its cash with high quality financial institutions.

  Cash and Cash Equivalents

    Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less and which are readily convertible to cash.

  Investments

    Investments in debt securities that are not cash equivalents have been designated as available for sale. Those securities, which consist of various high rated governmental securities and corporate commercial paper, are reported at fair value, with net unrealized gains and losses included in stockholders' equity. The unrealized loss, net of income tax, was $81,000 at May 31, 1999. The maturities of the of the debt securities range from 1999 to 2000.

  Inventories

    Inventories consisting of media, training materials and packaging supplies are stated at lower of cost or market, with cost determined on a first-in, first-out ("FIFO") basis.

  Income Taxes

    Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities.

  Property and Equipment

    Property and equipment are stated at cost. Major improvements are capitalized while maintenance and repairs are expensed currently. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years for computer equipment and five to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the terms of the related leases or estimated useful life. Purchased computer software, which is used internally, is amortized over a period of three to five years using the straight-line method. Amortization expense is included with depreciation expense in the consolidated statement of cash flows.

  Intangible Assets and Goodwill

    Amortization of intangible assets and goodwill is recorded on a straight line basis over their estimated useful lives ranging from four to seven years. The recoverability of unamortized intangible assets and goodwill is assessed on an ongoing basis by comparing anticipated undiscounted cash flows to net book value.

  Revenue Recognition and Deferred Revenue

    Software license revenues are recognized upon shipment of the product and the associated registration keys less a reserve for estimated future returns. Revenues from support and maintenance service contracts are recorded as deferred revenues when billed and recognized ratably over the contract period. Other service revenues such as training and consulting services are recognized as the services are performed. The Company, in its discretion, may allow customers to return products for a short period of time following the sale. The Company provides an allowance for these anticipated returns based upon its historical experience of returns for similar products. These amounts are recorded as an offset to license revenues. Statement of Position 97-2 ("SOP 97-2"), "Software Revenue

Recognition," is effective in fiscal 1999 and was adopted by the Company on June 1, 1998. The adoption of SOP 97-2 did not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

  Advertising

    The Company accrues, at the time of sale, an estimated liability for qualified advertising expenses incurred by partner organizations for which the Company has agreed to reimburse such parties as part of a cooperative advertising program. Other advertising costs are expensed as incurred. Advertising expense was approximately $1,990,000, $3,731,000, and $7,638,000 for the years ended May 31, 1997, 1998 and 1999, respectively.

  Research and Development

    Expenditures for software development costs and research are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The period between achieving technological feasibility and the general availability of such software has been short. Consequently, costs otherwise capitalizable after technological feasibility is achieved are generally expensed because they are insignificant.

  Earnings Per Share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform with the provisions of SFAS No. 128.

    The following table sets forth the computation of basic and diluted net income per share (dollars in thousands, except share and per share amounts):

				For the Nine Months Ended February 28, 1999	For the Nine Months Ended February 29, 2000
	For the Year Ended May 31,
	1997	1998	1999
				(unaudited)	(unaudited)
Basic earnings per share computation:
Net income	$3,644	$4,447	$12,785	$8,406	$7,982
Increase to carrying value of mandatorily redeemable preferred stock	(17,196)	—	—	—	—

Net income available to common stockholders	$(13,552)	$4,447	$12,785	$8,406	$7,982

Weighted average common shares	7,629,460	13,381,414	14,231,102	13,828,243	15,639,805

Basic net income per share	$(1.78)	$0.33	$0.90	$0.61	$0.51

Diluted earnings per share computation:
Net income	$3,644	$4,447	$12,785	$8,406	$7,982
Shares calculation:
Weighted average number of common shares	7,629,460	13,381,414	14,231,102	13,828,243	15,639,805
Weighted average of assumed conversion of mandatorily redeemable preferred stock	1,847,627	—	—	—	—
Effect of dilutive stock options	526,262	707,678	641,477	683,224	717,088

	10,003,349	14,089,092	14,872,579	14,511,467	16,356,893

Diluted net income per share	$0.36	$0.32	$0.86	$0.58	$0.49

  Comprehensive Income

    On June 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting of Comprehensive Income." Comprehensive income for the Company includes net income, the effects of currency translation which are charged or credited to the cumulative translation adjustment account within stockholder's equity, and the unrealized gain/loss on investments available for sale which is recorded within stockholders' equity. Comprehensive income for all periods presented is included in the Consolidated Statement of Stockholders' Equity.

  Interim Financial Data (unaudited)

    The financial information presented as of February 29, 1999 and for each of the nine-month periods ended February 28, 1998 and February 29, 1999, including related information set forth in the notes to financial statements, is unaudited. In the opinion of management, this financial information reflects the adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the nine-month period ended February 29, 1999 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year.

  Reclassification

    Certain amounts in the prior year financial statements have been reclassified in order to conform with the current period's presentation.

  Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and hedging activities. The Company must adopt this standard no later than June 1, 2001. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial statements.

    On December 3, 1999, the Securities and Exchange Commission published Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is required to be implemented by the Company in fiscal 2001. Management believes the adoption of SAB No. 101 will not have a material effect on the Company's financial statements.

2. BUSINESS COMBINATIONS

    On April 30, 1999, the Company received all of the outstanding capital stock of Match Data Systems, Inc., a software provider of project accounting solutions, in a transaction that was accounted for as a pooling of interests. To affect the business combination, the Company issued a combination of 159,618 shares and options of the Company's common stock. Financial data for the periods prior to the closing of this transaction has not been restated because neither the net assets nor operating results were material to the Company's consolidated financial statements. The Company's consolidated financial statements include the results of Match Data Systems, Inc. since May 1, 1999.

    On April 20, 1998, the Company acquired certain assets and assumed certain liabilities of ICONtrol, Inc., a software provider of manufacturing and human resource solutions. The purchase price was paid in cash and totaled $7,536,000.

    The acquisition was accounted for as a purchase and accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The allocation included

$5,456,000 to in-process research and development, $1,935,000 to intangible assets and $145,000 to the fair value of net tangible assets.

    The $5,456,000 related to acquired in-process research and development, as determined by an independent third party appraisal, was charged against income in fiscal 1998 as the underlying research and development projects had not yet reached technological feasibility. The Company's consolidated financial statements include the results of ICONtrol since date of acquisition.

    The following table presents the consolidated results of operations on an unaudited pro forma basis as if the acquisition of ICONtrol had taken place at the beginning of each year (dollars in thousands):

	May 31,
	1997	1998
Net revenues	$59,405	$88,060
Net income	$138	$7,367
Pro forma net income per share (diluted)	$0.01	$0.53
Reported net income per share before acquisition related charges	$0.36	$0.63

    The one time charge for acquired in-process research and development is not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

    On May 1, 1998, the Company acquired certain assets and assumed certain liabilities of Telenor Financial Systems, a software provider of sophisticated multinational consolidations and budgeting solutions. The purchase price was paid in cash and totaled $4,406,000. The acquisition was accounted for as a purchase and accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The allocation included $1,680,000 to in-process research and development, $990,000 to intangible assets, $1,681,000 to goodwill and $55,000 to the fair value of net tangible assets.

    The $1,680,000 related to acquired in-process research and development, as determined by an independent third party appraisal, was charged against income in fiscal 1998 as the underlying research and development projects had not yet reached technological feasibility. The Company's consolidated financial statements include the results of Telenor Financial Systems from May 1, 1998. The results of operations prior to May 1, 1998, were not material to the consolidated financial statements; accordingly, pro forma financial disclosures are not presented.

    The application of purchase accounting to the acquisitions described above was based on independent third-party appraisals using valuation techniques commonly applied to attribute fair value to acquired assets. The appraisals incorporated management's best estimates for future revenue and profitability from products in the process of development at the time of acquisition. As is the case with all projections of future events, actual results could differ. Additionally, the SEC has challenged valuations incorporating in-process research and development. If the assumptions or valuation methods used were changed, the Company's financial statements would be affected because allocations to in-process research and development, which have been expensed, would be reallocated to intangible assets which require amortization against income in future periods.

    In September 1997, the Company received all of the outstanding capital stock of its Singapore distributor in a transaction that was accounted for as a pooling of interests. To effect the business combination, the Company issued 56,250 shares of the Company's common stock. Financial data for the periods prior to the closing of this transaction have not been restated because neither the net assets nor operating results were material to the Company's consolidated financial statements. The Company's consolidated financial statements include the results of the Singapore distributor since September 1, 1997.

3. ACCOUNTS RECEIVABLE

    Accounts receivable, net of allowances, consist of the following (dollars in thousands):

	May 31,
	1998	1999
Gross accounts receivable	$13,472	$18,280
Less allowance for returns and doubtful accounts	(4,682)	(5,687)

	$8,790	$12,593

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (dollars in thousands):

	May 31,
			February 29, 2000
	1998	1999
			(unaudited)
Land	$225	$225	$1,750
Furniture and fixtures	2,416	7,239	8,182
Computers and equipment	15,685	23,520	35,635
Leasehold improvements	369	943	4,378
Purchased software for internal use	1,675	2,632	9,492
Construction in progress	—	—	2,376

	20,370	34,559	61,813
Less accumulated depreciation and amortization	(11,644)	(15,208)	(21,451)

	$8,726	$19,351	$40,362

    Depreciation expense for the years ended May 31, 1997, 1998, 1999 and for the nine month period ended February 29, 2000, was $2,038,000, $2,676,000, $4,069,000, and $5,319,000 (unaudited) respectively.

5. GOODWILL AND OTHER INTANGIBLES

    Goodwill and other intangibles consist of the following (dollars in thousands):

	May 31,
	1998	1999
Goodwill	$2,354	$2,308
Other intangibles	2,925	2,925

	5,279	5,233
Less accumulated amortization	(333)	(1,395)

	$4,946	$3,838

    Amortization expense for the years ended May 31, 1997, 1998 and 1999 was $117,000, $187,000, and $1,078,000, respectively.

6. ACCRUED EXPENSES

    Accrued expenses consist of the following (dollars in thousands):

	May 31,
	1998	1999
Accrued vacation payable	$1,882	$2,473
Coop advertising accrual	1,390	2,074
Other	3,669	7,043

	$6,941	$11,590

7. OTHER INCOME, NET

    Other income, net consists of the following (dollars in thousands):

	May 31,
	1997	1998	1999
Interest income	$540	$3,508	$3,998
Other	116	(232)	(403)

	$656	$3,276	$3,595

8. LINE OF CREDIT

    The Company has a $10,000,000 revolving line of credit facility with a bank that provides for interest at prime. Substantially all of the Company's assets are pledged as collateral on the line of credit, which expires in November 2000, and is subject to certain covenants, all of which had been complied with at May 31, 1999. There were no amounts outstanding at May 31, 1998 or 1999.

9. COMMITMENTS AND CONTINGENCIES

  Lease Obligations

    Rental expense incurred for operating leases of office facilities and office equipment was approximately $866,000 in 1997, $1,054,000 in 1998 and $1,706,000 in 1999. Future minimum rental payments as of May 31, 1999, for noncancelable operating leases with initial or remaining terms in excess of one year are payable as follows: fiscal 2000—$3,413,000, fiscal 2001—$3,154,000, fiscal 2002—$2,889,000 and fiscal 2003—$2,454,000 and fiscal 2004—$2,303,000.

  Litigation

    The Company is, from time to time, a party to litigation arising in the normal course of business. Management believes that none of this litigation will have a material adverse effect on the financial position or results of operations or cash flows of the Company.

10. INCOME TAXES

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax liabilities and assets are as follows (dollars in thousands):

	May 31,
	1998	1999
Deferred tax liabilities:
Tax depreciation in excess of financial reporting	$204	$109

Total deferred tax liabilities	204	109

Deferred tax assets:
Current:
Accounts receivable allowances	1,925	2,086
Deferred revenue	507	592
Accruals and other	2,198	2,864

Total current deferred income tax assets	4,630	5,542

Long-term:
Net operating loss of foreign subsidiaries	606	664
Acquired-in-process research and development	2,712	2,427

Total long-term deferred income tax assets	3,318	3,091

Total net deferred income taxes	$7,744	$8,524

    The provision for income taxes is summarized as follows (dollars in thousands):

	May 31,
	1997	1998	1999
Current income taxes:
Federal	$1,502	$6,954	$8,244
State	38	1,460	1,056
Net operating loss carryforward	(950)	—	—

	590	8,414	9,300
Deferred income taxes:
Federal	1,471	(4,560)	(683)
State	146	(651)	(97)

	1,617	(5,211)	(780)

	$2,207	$3,203	$8,520

    The differences between the expected tax provision based on the federal income tax statutory rate and the actual provision for the years presented are summarized as follows (dollars in thousands):

	May 31,
	1997	1998	1999
Expected tax provision at statutory rate	$1,981	$2,678	$7,457
State income taxes, net of federal tax effect	175	575	633
Other	51	(50)	430

Total	$2,207	$3,203	$8,520

11. INCENTIVE STOCK OPTION PLAN

    On May 31, 1999, 1,709,727 shares of common stock had been reserved for issuance or grant under the Company's stock option plans. The options are granted to employees at 100% of the fair market value on the date of grant. The fair market value, rate of exercisability and expiration dates of the options granted are determined by the Board of Directors at the time of grant. Options generally vest ratably over five years from date of grant and expire ten years after grant. Options issued prior to fiscal 1998 vest ratably over five years from date of grant and expire six years after grant.

    The following summary of outstanding options and shares reserved under the Plan is as follows:

	Options Outstanding	Option Price Range Per Share	Expiration Date (Fiscal Year)	Weighted Average Exercise Price Per Share
Outstanding at May 31, 1996	1,329,647	$1.96 to $ 6.41	1997-2002	$3.27
Granted	361,000	$6.41 to $ 7.71		$6.65
Exercised	(732,447)	$1.96 to $ 6.41		$2.12
Canceled/expired	(88,667)	$4.16 to $ 6.41		$5.36

Outstanding at May 31, 1997	869,533	$2.42 to $ 7.71	1998-2003	$5.43
Granted	370,110	$16.00 to $37.25		$19.46
Exercised	(200,641)	$2.42 to $ 6.41		$4.06
Canceled/expired	(42,087)	$3.41 to $37.25		$6.58

Outstanding at May 31, 1998	996,915	$2.42 to $37.25	1999-2008	$10.85
Granted	453,061	$29.50 to $48.25		$36.31
Exercised	(152,522)	$2.42 to $28.25		$6.28
Canceled/expired	(24,672)	$6.41 to $48.25		$25.06

Outstanding at May 31, 1999	1,272,782	$3.41 to $48.25	2000-2009	$19.46

    As of May 31, 1999 there were currently exercisable options outstanding covering 352,478 shares, exercisable at prices ranging from $3.41 to $41.94 per share.

    In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees and adopt the disclosure only provisions of SFAS No. 123. As a result, no compensation expense has been recognized for the awards made in the form of stock options. If the Company had elected to recognize compensation costs for stock-based compensation plans based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts shown as follows (dollars in thousands, except per share amounts):

	Year Ended May 31,
	1997	1998	1999
Net income:
As reported	$3,644	$4,447	$12,785
Pro forma	$3,508	$2,826	$10,597
Earnings per share (diluted):
As reported	$0.36	$0.32	$0.86
Pro forma	$0.35	$0.20	$0.71

    The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	1997	1998	1999
Expected dividend level	0	0	0
Expected stock price volatility	53.8%	58.8%	62.6%
Risk free interest rates	6.5%	6.0%	5.1%
Expected life of options	6 years	5-10 years	5-10 years

    The following table summarizes the status of the Company's stock options outstanding as of May 31, 1999:

		Stock Options Outstanding		Stock Options Exercisable
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$ 3.41 to $ 4.16	71,860	1.4 years	$4.12	46,121	$4.10
$ 5.20 to $ 7.71	463,130	2.7 years	$6.42	187,927	$6.55
$16.00 to $23.88	311,658	6.6 years	$18.24	77,686	$17.56
$26.38 to $39.25	386,400	9.1 years	$34.85	28,744	$27.70
$41.94 to $48.25	39,734	6.4 years	$43.16	12,000	$41.94

	1,272,782			352,478

12. EMPLOYEE BENEFIT PLAN

    The Company maintains a defined contribution 401(k) Profit Sharing Plan covering substantially all employees. The Company currently matches 25% of each participant's contribution up to 8% of their annual salary, and can make discretionary profit sharing contributions to the plan. The Company's contribution to this plan for the years ended May 31, 1997, 1998, and 1999, was approximately $310,000, $389,000, and $578,000, respectively.

13. STOCKHOLDERS' EQUITY

    The Board of Directors met on February 20, 1997, and took the following actions in connection with the initial public offering of shares of the Company's common stock: (a) authorized a four-for-three stock split of the issued and outstanding common stock of the Company, the form of a stock dividend, to be effective immediately prior to the public offering (all references to common stock amounts, shares, per share data and preferred stock conversion rights included in the financial statements and these notes have been adjusted to give retroactive effect to the stock split); (b) authorized an increase in capital stock to 100,000,000 shares of $0.01 par value common stock and

13. STOCKHOLDERS' EQUITY (Continued)

30,000,000 shares of $0.01 par value preferred stock to be both contingent and effective upon stockholder approval and the first closing of the initial public offering of common stock; (c) waived, subject to the closing of an initial public offering, the Company's contractual rights to repurchase shares of common stock from employees of the Company; and (d) authorized certain incentive stock plans contingent and effective upon stockholder approval and consummation of the initial public offering. These incentive plans include (i) the 1997 Employee Stock Purchase Plan providing for the purchase of common stock at a discounted price, (ii) the 1997 Stock Incentive Plan providing for the grant of stock-based compensation to eligible persons and (iii) the Outside Directors' Stock Option Plan providing for the grant of nonqualified stock options to nonemployee directors of the Company.

  Series A Convertible Preferred Stock

    In June 1994, the Company sold 225,000 shares of $.01 par value Series A Convertible Preferred Stock (the "Series A Preferred Stock") at $1.00 per share to an officer/director who may convert these shares into 54,000 shares of common stock at any time after June 15, 1997, at a rate of .24 shares of common stock for each share of Series A Preferred Stock. The Series A Preferred Stock were converted to shares of common stock upon completion of the Initial Public Offering on June 19, 1997.

  Series B Mandatorily Redeemable Convertible Preferred Stock

    Also in June 1994, the Company entered into an agreement for the sale of Series B Mandatorily Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") and issued a total of 1,345,220 shares at an average price of $6.17.

    Holders of the Series B Preferred Stock converted their shares into 1,793,627 shares of common stock upon completion of the Initial Public Offering on June 19, 1997. Prior to the conversion to common stock, the Company carried this Series B Preferred Stock at fair value which management considered to equal $21.33 per share at May 31, 1997. The increase in carrying value of Series B Preferred Stock is reflected as a reduction to Additional Paid-in Capital.

14. SEGMENT INFORMATION AND GEOGRAPHIC AREAS

    Effective June 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. Management has determined that the Company operates in one industry segment, providing business management software solutions to midmarket businesses. Substantially all of the Company's revenues are derived from the licensing of software products and providing related consulting, support and training services. The following table presents a revenue and long-lived asset summary by geographic region (dollars in thousands):

	North America	Europe	Asia and Australia	Other Foreign	Elimi- nations	Consoli- dated
1997
Revenues from external customers	$53,477	$2,195	$645	$803	$—	$57,120
Intergeographic sales	956	—	—	—	(956)	—

Total sales	$54,433	$2,195	$645	$803	$(956)	$57,120

Long-lived assets	$5,676	$145	$—	$—	$—	$5,821
1998
Revenues from external customers	$77,441	$4,552	$2,096	$1,570	$—	$85,659
Intergeographic sales	4,779	—	—	—	(4,779)	—

Total sales	$82,220	$4,552	$2,096	$1,570	$(4,779)	$85,659

Long-lived assets	$7,958	$194	$207	$142	$—	$8,501
1999
Revenues from external customers	$119,496	$9,651	$3,388	$2,372	$—	$134,907
Intergeographic sales	5,256	1,526	—	—	(6,782)	—

Total sales	$124,752	$11,177	$3,388	$2,372	$(6,782)	$134,907

Long-lived assets	$17,286	$1,166	$530	$144	$—	$19,126
For the nine months ended February 28, 1999 (unaudited)
Revenues from external customers	$84,305	$6,757	$2,005	$1,713	$—	$94,780
Intergeographic sales	3,299	1,058		—	(4,357)	—

Total sales	$87,604	$7,815	$2,005	$1,713	$(4,357)	$94,780

Long-lived assets	$9,867	$1,152	$235	$130	$—	$11,384
For the nine months ended February 29, 2000 (unaudited)
Revenues from external customers	$119,660	$9,015	$4,422	$2,194	$—	$135,291
Intergeographic sales	3,766	906	—	—	(4,672)	—

Total sales	$123,426	$9,921	$4,422	$2,194	$(4,672)	$135,291

Long-lived assets	$35,065	$4,236	$965	$96	$—	$40,362

    Sales between geographic regions are made at prices which would approximate transfers to unaffiliated distributors. Revenues are allocated to geographic regions based on the location in which the sale originated. No single customer represents over 10% of the Company's consolidated sales.

15. QUARTERLY FINANCIAL DATA (unaudited, dollars in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net revenues:
Fiscal 1998	$16,774	$20,045	$22,607	$26,232	$85,659
Fiscal 1999	27,129	31,807	35,844	40,127	134,907
Gross profit:
Fiscal 1998	$12,588	$14,880	$16,618	$19,233	$63,321
Fiscal 1999	19,557	23,002	25,546	29,097	97,202
Net income (loss):
Fiscal 1998	$1,533	$2,139	$2,377	$(1,603)	$4,447
Fiscal 1999	2,184	2,860	3,362	4,379	12,785
Basic earnings (loss) per share:
Fiscal 1998	$0.12	$0.16	$0.17	$(0.12)	$0.33
Fiscal 1999	0.16	0.21	0.24	0.29	0.90
Diluted earnings (loss) per share:
Fiscal 1998	$0.11	$0.15	$0.17	$(0.12)	$0.32
Fiscal 1999	0.15	0.20	0.23	0.28	0.86

    Quarterly and annual earnings per share are calculated independently based on the weighted-average number of shares outstanding during the period.

16. SUBSEQUENT EVENTS (unaudited)

    In October 1999, the Company acquired Southern Plains, LLC through the payment of approximately $5.7 million of cash. This acquisition provides ownership of the field service solution for which the Company was previously marketing under an OEM agreement.

    In December 1999, the Company established a wholly owned subsidiary in Germany. Total consideration for the acquisition was approximately $4.6 million.

    In January 2000, the Company acquired RealWorld Corporation, a developer of accounting and business solutions, through a merger agreement by the issuance of approximately 184,000 shares of the Company's common stock and $5.5 million in cash.

    In January 2000, the Company acquired FORESTAR Asset Management, LLC through the issuance of approximately 104,000 shares of the Company's common stock and $900,000 in cash. This acquisition provides ownership of the fixed asset management solution for the E-business platform products for which the Company was previously marketing under an OEM agreement.

    In January 2000, the Company acquired BTK Software & Consulting AG, a developer of front office and back office solutions based in Germany, through the issuance of approximately 96,000 shares of the Company's common stock and $5.5 million in cash.

    In February 2000, the Company acquired PWA Group, Limited, a provider of human resource and payroll solutions based in the United Kingdom, through the issuance of approximately 416,000 shares of the Company's common stock and $6.8 million in cash.

    In March 2000, the Company acquired FRx Software Corporation, a developer of financial reporting packages, through a merger agreement by the issuance of approximately 786,000 shares of the Company's common stock and $12.3 million in cash.

    All of the transactions above were accounted for using the purchase accounting method and accordingly, the net assets acquired were recorded at their estimated fair values at the effective dates of the acquisitions. The allocation of the total purchase price of the acquisitions include $6.9 million to the fair value of net tangible assets and $157.3 million to identifiable intangible assets and goodwill. The value of the intangible assets was determined by a third party appraiser. Due to the timing of the acquisitions, the allocation of the intangible assets is preliminary and the actual allocation could differ when appraisals are completed. Intangible assets are being amortized over their estimated lives of four to five years.

Report of Independent Auditors

The Board of Directors
Solomon Software, Inc.

    We have audited the accompanying consolidated balance sheets of Solomon Software, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Solomon Software, Inc. and subsidiaries at March 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

                      /s/ ERNST & YOUNG LLP

May 5, 2000
Toledo, Ohio

Solomon Software, Inc.
Consolidated Balance Sheets

	March 31
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$1,950,567	$4,857,781
Accounts receivable, less allowances of $1,584,900 ($1,507,511 in 1999)	9,192,779	10,074,202
Inventory	162,467	339,410
Deferred income taxes	2,879,000	2,607,000
Prepaid expenses	1,435,178	936,234
Income taxes recoverable	208,000	—

Total current assets	15,827,991	18,814,627
Other assets:
Goodwill and other intangibles, net	5,643,230	2,861,546
Other	750,486	986,019

	6,393,716	3,847,565
Equipment and improvements, at cost:
Machinery and equipment	4,023,898	3,066,206
Furniture and office equipment	4,136,990	3,660,647
Leasehold improvements	1,066,584	860,855

	9,227,472	7,587,708
Less accumulated depreciation	4,759,173	3,420,915

Net equipment and improvements	4,468,299	4,166,793

Total assets	$26,690,006	$26,828,985

See accompanying notes.

Solomon Software, Inc.
Consolidated Balance Sheets (Continued)

	March 31
	2000	1999
Liabilities and shareholders' equity
Current liabilities:
Notes payable	$—	$219,978
Accounts payable	4,509,805	4,541,789
Accrued liabilities:
Compensation	1,731,077	2,179,786
Advertising	687,696	898,197
Royalties	369,020	491,391
Taxes and other	1,146,696	1,047,764

	3,934,489	4,617,138
Deferred revenue	11,708,036	9,288,011
Long-term debt due within one year	1,347,811	1,300,059

Total current liabilities	21,500,141	19,966,975
Long-term debt due after one year	2,745,007	1,006,387
Minority interest in subsidiary	61,340	1,579,447
Shareholders' equity:
Class A common stock, without par value; 5,000,000 shares authorized, 3,722,227 shares issued (3,715,917 in 1999)	4,852,555	4,821,565
Retained earnings (deficit)	(1,027,071)	896,577

	3,825,484	5,718,142
Less 207,227 shares in treasury at cost	(1,441,966)	(1,441,966)

Total shareholders' equity	2,383,518	4,276,176

Total liabilities and shareholders' equity	$26,690,006	$26,828,985

See accompanying notes.

Solomon Software, Inc.
Consolidated Statements of Operations

	Year ended March 31
	2000	1999	1998
Revenues:
Software	$26,839,831	$31,400,176	$25,555,537
Services and other	30,426,247	25,231,182	20,184,753

Total revenues	57,266,078	56,631,358	45,740,290
Cost of revenues:
Software	3,908,901	4,942,229	4,337,645
Services and other	18,916,253	14,695,927	12,968,813

Total cost of revenues	22,825,154	19,638,156	17,306,458

Gross profit	34,440,924	36,993,202	28,433,832
Costs and expenses:
Sales and marketing	17,178,453	16,234,955	10,794,327
Product development costs	10,925,471	12,393,566	7,736,979
General and administrative	8,086,098	9,044,478	8,107,240
Acquired in-process research and development	—	—	1,275,000

Total costs and expenses	36,190,022	37,672,999	27,913,546

Operating income (loss)	(1,749,098)	(679,797)	520,286
Other income (expense)—net	(159,461)	288,849	160,935

Income (loss) before income taxes and minority interest	(1,908,559)	(390,948)	681,221
Income taxes (credit)	(185,000)	176,600	769,000

Loss before minority interest	(1,723,559)	(567,548)	(87,779)
Minority interest in net income of subsidiary	200,089	612,747	461,967

Net loss—historical	$(1,923,648)	$(1,180,295)	$(549,746)

Income (loss) before income taxes and minority interest		$(390,948)	$681,221
Pro forma—unaudited:
Income taxes (credit)		(65,400)	917,300
Minority interest in net income of subsidiary		612,747	461,967

Net loss		$(938,295)	$(698,046)

See accompanying notes.

Solomon Software, Inc.
Consolidated Statements of Shareholders' Equity

	Common Stock	Retained Earnings (Deficit)	Common Shares in Treasury	Total
Balance at April 1, 1997	$1,184,796	$2,823,690	$(1,134,923)	$2,873,563
Purchase of 15,057 shares for treasury			(191,746)	(191,746)
Issuance of 271,225 shares	3,493,973			3,493,973
Distributions to subchapter S shareholders		(114,422)		(114,422)
Net loss		(549,746)		(549,746)

Balance at March 31, 1998	4,678,769	2,159,522	(1,326,669)	5,511,622
Purchase of 9,100 shares for treasury			(115,297)	(115,297)
Issuance of 183,433 shares	142,796			142,796
Distributions to subchapter S shareholders		(82,650)		(82,650)
Net loss		(1,180,295)		(1,180,295)

Balance at March 31, 1999	4,821,565	896,577	(1,441,966)	4,276,176
Issuance of 6,310 shares	30,990			30,990
Net loss		(1,923,648)		(1,923,648)

Balance at March 31, 2000	$4,852,555	$(1,027,071)	$(1,441,966)	$2,383,518

See accompanying notes.

Solomon Software, Inc.
Consolidated Statements of Cash Flows

	Year ended March 31
	2000	1999	1998
Operating activities
Net loss	$(1,923,648)	$(1,180,295)	$(549,746)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest in net income of subsidiary	200,089	612,747	461,967
Acquired in-process research and development	—	—	1,275,000
Amortization of goodwill and other intangibles	704,617	548,217	227,623
Depreciation	1,239,124	1,616,244	1,106,469
Deferred income taxes	(427,000)	(690,400)	(202,700)
Provision for allowances	447,120	338,441	354,089
Changes in operating assets and liabilities:
Accounts receivable	434,303	(4,443,134)	(2,487,833)
Inventory	176,943	37,781	(32,477)
Prepaid expenses	(498,944)	330,800	(600,661)
Other assets	195,036	(760,706)	(539,652)
Accounts payable	(31,984)	237,568	1,841,132
Accrued liabilities	(682,649)	1,591,837	751,866
Deferred revenue	2,420,025	1,896,294	1,248,001

Net cash provided by operating activities	2,253,032	135,394	2,853,078
Investing activities
Additions to equipment and improvements	(1,540,630)	(2,490,243)	(1,709,930)
Cash paid in acquisitions	(2,717,000)	(1,115,778)	—
Net cash and cash equivalents acquired in acquisition of business	—	—	526,373

Net cash used in investing activities	(4,257,630)	(3,606,021)	(1,183,557)
Financing activities
Payments on long-term debt	(1,797,417)	(1,335,498)	(1,145,144)
Proceeds from long-term debt	1,083,789	1,433,754	1,553,999
Issuance of common stock	30,990	142,796	34,022
Net (repayments) borrowings on lines of credit	(219,978)	119,702	(27,032)
Repurchase of common stock	—	(115,297)	(191,746)
Distributions to subchapter S shareholders	—	(82,650)	(114,422)

Net cash (used in) provided by financing activities	(902,616)	162,807	109,677

(Decrease) increase in cash and cash equivalents	(2,907,214)	(3,307,820)	1,779,198
Cash and cash equivalents at beginning of year	4,857,781	8,165,601	6,386,403

Cash and cash equivalents at end of year	$1,950,567	$4,857,781	$8,165,601

Supplemental disclosure of non-cash activities:

    Note payable of $2,500,000 was issued in acquisition of minority interest in fiscal year 2000.

See accompanying notes.

Solomon Software, Inc.

Notes to Consolidated Financial Statements

March 31, 2000, 1999 and 1998

1. Business and Significant Accounting Policies

  Business

    Solomon Software, Inc. and its subsidiaries (the Company) are engaged in the design, development and marketing of financial management, project management, distribution, manufacturing, payroll, service management and e-business software systems for middle market companies, as well as providing software support and related services including telephone support, remote diagnostics, and education services. The Company services a wide variety of clients and industries worldwide with sales locations in the United States and eighteen other countries.

  Basis of Consolidation

    The consolidated financial statements include the accounts of Solomon Software, Inc., its 100% owned subsidiary, Clearview Software Inc. d.b.a. Solomon Technology Center (STC), its 100%-owned subsidiary, Intersoft Ltd., d.b.a. Solomon Software International, Inc. and its 51%-owned subsidiary, Advanced Distribution Group Ltd. All material intercompany transactions have been eliminated.

  Management Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

    The carrying amounts reported for cash, cash equivalents and short-term debt approximate fair value. In addition, carrying amounts approximate fair value for long-term debt due to the Company's incremental borrowing rate or the relatively short remaining term of the debt instrument.

  Concentration of Credit Risk

    Substantially all of the Company's sales are to end users of its products and to software retailers which are extended credit based on an evaluation of the customer's financial condition. Collateral is typically not required. The activity in the accounts receivable allowances for the three years ended March 31, 2000 is as follows:

	Balance at Beginning of Year	Amounts Charged to Expense	Other	Balance at End of Year
2000	$1,507,511	447,120	(369,731)	$1,584,900
1999	1,066,504	338,441	102,566	1,507,511
1998	552,728	354,089	159,687	1,066,504

    Other represents accounts charged off during the year, net of recoveries of accounts previously charged off.

  Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, the carrying amounts of which approximate fair value.

  Inventory

    Inventory consists of media, training materials and packaging supplies and is stated at lower of cost or market, with cost determined on a first-in, first-out basis.

  Goodwill and Other Intangibles

    Goodwill amounted to $5,814,940 and $2,328,639 at March 31, 2000 and 1999, respectively. Other intangibles which consist of existing technology, assembled workforce, and a noncompete agreement amounted to $1,297,082 at March 31, 2000 and 1999, respectively.

    Amortization of goodwill and other intangibles is recorded on a straight-line basis over estimated useful lives ranging from three to ten years. Accumulated amortization for goodwill and other intangibles totaled $1,468,792 and $764,175 at March 31, 2000 and 1999, respectively. The recoverability of unamortized goodwill and intangible assets is assessed on an ongoing basis by comparing anticipated cash flows to net book value.

  Deferred Federal Income Taxes

    Deferred federal income taxes have been provided on all significant temporary differences between income reported for financial statement purposes and taxable income. STC was a subchapter S corporation and, accordingly, all federal and state income tax liabilities were the responsibility of its shareholders before the pooling of interests occurred (see Note 2).

  Software Revenue Recognition and Deferred Revenue

    Software revenue is recognized when the software is shipped less a reserve for estimated future returns in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. Revenues from service contracts are recorded as deferred revenue when billed and recognized ratably over the life of the contracts, typically one year. Other service revenue such as training and consulting services are recognized as the services are performed.

  Software Development Costs

    Software development costs are expensed as incurred. Such costs are charged to product development costs until technological feasibility is established, after which, remaining software development costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. The Company has defined technological feasibility as the point at which the Company has a working model of the related product. Historically, the development costs incurred during the period between achieving technological feasibility and the general availability of the product has not been material.

  Depreciation

    Depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the assets, which are 5 to 7 years for machinery and equipment, 3 to 7 years for furniture and office equipment, and 3 to 5 years for leasehold improvements.

  Advertising

    The cost of advertising is charged to expense when incurred and amounted to $1,841,000 in 2000, $2,086,000 in 1999 and $1,820,000 in 1998.

  Distributions to Shareholders

    Distributions to shareholders represent amounts paid to subchapter S shareholders of STC before the pooling of interests occurred (see Note 2).

  Stock Options

    The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Additional disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, are included in Note 4.

  Net Loss Per Share

    Historical and unaudited pro forma basic and diluted net loss per share shown below are computed using the weighted average number of shares of common stock outstanding (3,509,630 for 2000, 3,434,317 for 1999 and 3,256,279 for 1998). The effect of employee stock options was anti-dilutive in all years presented.

	2000	1999	1998
Net loss per share:
Historical	$(.55)	$(.34)	$(.17)
Unaudited pro forma	N/A	(.27)	(.21)

2. Business Combinations

    In July of 1999, the Company acquired the 35% minority owned interest of Intersoft in a transaction accounted for as a purchase. The purchase price included $2,500,000 in cash and the issuance of a note payable for $2,500,000 with an option to convert a portion to common stock (see Note 5). The purchase price allocation consisted of $1,616,000 in net working capital, $115,000 in non-current assets and $3,269,000 of goodwill. The goodwill is being amortized over seven years. The results of operations of Intersoft from the date of acquisition to March 31, 2000 are included in the consolidated financial statements with no minority interest. The pro forma effect on the consolidated results of operations for 2000 and 1999, assuming the acquisition of the Intersoft minority interest had occurred on April 1, 1998, would not be material.

    In August of 1998, the Company acquired certain assets and assumed certain liabilities of ProService Software (ProService), a developer of service management software, in a transaction accounted for as a purchase. The purchase price of $916,000 was paid in cash and included net assets of approximately $76,000. In addition, the Company has paid or accrued an additional $297,000 to the former ProService shareholders through March 31, 2000 based on revenue recognized through that period. Additional payments may continue through December 31, 2001. The purchase price allocation has resulted in $1,137,000 of goodwill which is being amortized over seven years. The results of operations of ProService from the date of acquisition are included in the consolidated financial statements. The pro forma effect on the consolidated results of operations for 1999, assuming the acquisition of ProService had occurred on April 1, 1998, would not be material.

    In September of 1998, the Company exchanged 170,000 shares of its common stock for all of the outstanding shares of STC. The transaction was accounted for as a pooling of interests, and accordingly, the accompanying 1999 and 1998 consolidated financial statements were restated to incorporate the financial position, results of operations and cash flows of STC for all periods presented. Net revenues and historical net income for the individual entities before the acquisition are as follows:

	Solomon	STC	Eliminations	Deferred Tax Provision (Note 3)	Combined
Year ended March 31, 1998
Net revenues	$42,706,052	$3,372,845	$(338,607)	—	$45,740,290
Historical net income (loss)	(886,829)	337,083	—	—	(549,746)
Period ended September 8, 1998
Net revenues	19,349,277	1,991,129	(386,406)	—	20,954,000
Historical net income (loss)	(2,036,382)	87,970	—	(258,000)	(2,206,412)

    Adjustments have been made to eliminate all intercompany transactions between the Company and STC. Because STC was a subchapter S corporation for income tax purposes, certain unaudited pro forma income tax adjustments have been presented in the consolidated statements of operations for 1999 and 1998 that would have been recorded if STC had been a member of the Company's consolidated group for income tax purposes.

    In August of 1997, the Company acquired all of the outstanding shares of common stock of SDG in exchange for 263,491 shares of the Company's common stock in a transaction accounted for as a purchase. In addition, the Company's converted options to purchase SDG common stock into options to purchase 81,561 shares of the Company's common stock. The Company received an independent third party appraisal of SDG which indicated that $1,275,000 of the purchase price consisted of in-process research and development. In the opinion of management, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. Accordingly, the Company recorded a charge of $1,275,000 in the consolidated statement of operations for year ended March 31, 1999. The results of operations of SDG from the date of acquisition are included in the consolidated financial statements. Additionally as a result of the purchase, the Company recorded intangible assets relating to goodwill, existing technology costs and assembled workforce in the amount of $2,072,700. These assets are being amortized over their estimated economic lives which range from five to ten years.

Solomon Software, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Income Taxes

    The Company's historical income taxes (credits) consisted of the following:

	Year ended March 31
	2000	1999	1998
Current provision:
Federal:
Current	$215,000	$743,000	$777,000
Deferred	(427,000)	(690,400)	(202,700)
State and local	27,000	124,000	194,700

	$(185,000)	$176,600	$769,000

    The consolidated statements of operations include unaudited pro forma income taxes for 1999 and 1998, computed as if STC had been included in the Company's consolidated group for income tax purposes. Unaudited pro forma income taxes (credits) consisted of the following:

	Year Ended March 31
	1999	1998
Current provision:
Federal:
Current	$743,000	$899,000
Deferred	(932,400)	(207,700)
State and local	124,000	226,000

	$(65,400)	$917,300

    Total historical income taxes differed from amounts computed by applying the federal income tax rate of 34% to income before income taxes and minority interest as a result of the following:

	2000	1999	1998
Expected income taxes (benefit) computed at statutory rate	$(649,000)	$(133,000)	$232,000
Increase (decrease) in provision for income taxes due to:
State and local income taxes, net of federal income tax benefit	18,000	82,000	129,000
Foreign sales corporation	(80,000)	(110,000)	(98,000)
Amortization of goodwill and other intangibles	175,000	81,000	61,000
Valuation allowance	250,000	—	—
STC's deferred income taxes provided	—	258,000	—
STC's subchapter S income at 34%	—	(30,000)	—
Acquired in-process research and development	—	—	433,000
Other, net	101,000	28,600	12,000

Total income taxes	$(185,000)	$176,600	$769,000

    As discussed in Note 2, STC was included in the Company's consolidated group for income tax purposes after September 9, 1998. Accordingly, a net deferred income tax provision and related liability of $258,000, which was not previously recorded by STC, was recorded in 1999 for the cumulative differences between financial statement and income tax amounts and consisted primarily of an adjustment from the cash method to the accrual method, tax depreciation in excess of book depreciation, and book amortization in excess of tax amortization.

    In 1998 the Company utilized $66,000 of general business tax credit carryforwards to offset a portion of the Company's current federal income tax liability. At March 31, 2000 general business tax credit carryforwards of approximately $439,000 are available to offset future income taxes and expire primarily in 2001 through 2005. The Company anticipates carrying back its 1999 tax loss and a portion of its 2000 tax loss. Therefore, the Company has net operating loss carryforwards of approximately $1,378,000 for tax reporting purposes expiring in 2020. Income taxes paid were $411,000, $155,000 and $832,000 for 2000, 1999 and 1998, respectively.

    Total unaudited pro forma income taxes for 1999 and 1998 differed from amounts computed by applying the federal income tax rate of 34% to income before income taxes and minority interest as a result of the following:

	Year ended March 31
	1999	1998
Expected income taxes (benefit) computed at statutory rate	$(133,000)	$232,000
Increase (decrease) in provision for income taxes due to:
Acquired in-process research and development	—	433,000
State and local income taxes, net of federal income tax benefit	82,000	161,000
Foreign sales corporation	(110,000)	(98,000)
Intangibles amortization	81,000	61,000
Other, net	14,600	128,300

Total income taxes	$(65,400)	$917,300

    Significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31
	2000	1999
Deferred tax assets:
Deferred revenue	$789,400	$577,000
Accounts receivable allowances	634,000	587,800
Other accrued liabilities	602,500	581,000
Net operating loss carryforward	551,100	543,000
General business tax credit carryforward	438,900	279,000
Advertising	275,100	352,000
Other	279,000	125,400
Valuation allowance	(250,000)	—

Total deferred tax assets	3,320,000	3,045,200
Deferred tax liabilities:
Deferred charge	(235,800)	(298,000)
Cash to accrual basis adjustment of subsidiary	(128,200)	(64,200)
Other	(77,000)	(76,000)

Total deferred tax liabilities	(441,000)	(438,200)

Net deferred tax asset	$2,879,000	$2,607,000

    The valuation allowance was provided for the general business tax credit carryforward due to the uncertainty of its realization.

4. Common Stock

    Under the terms of a stock redemption agreement with each of the Company's three principal shareholders, the Company is obligated to repurchase up to 20% of the shareholders' Class A common shares, based on the per share valuation as stipulated in such agreement, upon the death of each such shareholder, and upon the subsequent notification by the estate of their intention to sell the common shares held by the estate. The Company has obtained life insurance coverage aggregating $10,700,000 on the lives of these principal shareholders.

    The Company has outstanding qualified stock options granted to key employees to purchase Class A common shares of the Company at a price equal to the fair value per share at the date of grant under a plan that has expired. In addition, the Company has stock option agreements with an officer of the Company and several key employees. These agreements provide for 245,274 shares to be granted with option periods typically running for ten years from the date of grant.

    In fiscal 1998, the Company adopted a stock option plan whereby 750,000 shares are reserved for future issuance to eligible employees. Options granted under this plan have a term of 10 years and vest over a period of 5 years. The option price will be no less than fair market value at date of grant.

4. Common Stock (Continued)

    Supplemental information regarding net income and income per share is required by SFAS No. 123, as if the Company had accounted for its employee stock options granted subsequent to March 31, 1995 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.0%, 5.1% and 6.3% for 2000, 1999 and 1998, respectively; a dividend yield of 0%; and a weighted-average expected life of the options of ten years. The weighted average grant date fair value of options granted was $8.88, $5.74 and $5.92 in 2000, 1999 and 1998, respectively.

    For purposes of supplemental disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's historical loss for 2000 would increase $660,834, and pro forma net loss for 1999 and 1998 would increase $379,598 and $216,806, respectively.

    The supplemental effect on net loss for all years presented is not representative of the supplemental effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

    Stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Price Range Per Share
At April 1, 1997
Outstanding	426,014	$7.66	$3.70 - $11.30
Exercisable	181,670	$4.61	$3.70 - $ 9.82
During the year:
Granted	308,505	$10.23	$3.01 - $12.67
Canceled	(14,148)	$10.66	$3.01 - $12.67
Exercised	(797)	$5.00	$ 5.00
At March 31, 1998
Outstanding	719,574	$9.77	$3.01 - $12.67
Exercisable	200,980	$5.18	$3.70 - $11.30
During the year:
Granted	283,417	$13.89	$12.67 - $13.92
Canceled	(89,093)	$11.24	$3.01 - $13.92
Exercised	(13,433)	$9.35	$5.00 - $12.67
At March 31, 1999
Outstanding	900,465	$10.84	$3.01 - $13.92
Exercisable	304,281	$7.39	$3.01 - $12.67
During the year:
Granted	284,946	$13.79	$5.04 - $20.41
Canceled	(102,713)	$13.79	$5.04 - $20.41
Exercised	(6,310)	$7.37	$3.01 - $13.92
At March 31, 2000
Outstanding	1,076,388	$13.09	$3.01 - $20.41
Exercisable	412,570	$8.76	$3.01 - $13.92

    The weighted average remaining contractual life of options outstanding at March 31, 2000 is 7.5 years.

    The following information is as of March 31, 2000:

	Options with an exercise price of less than $6.00 per share	Options with an exercise price of greater than $6.00 per share
Options outstanding	189,199	887,189
Weighted average exercise price	$4.24	$14.93
Weighted average remaining contractual life	2.9 years	8.5 years
Options exercisable	172,999	239,571
Weighted average exercise price	$4.16	$12.08

5. Notes Payable and Long-Term Debt

    The Company has a demand note with a bank which provides for borrowings up to $2,000,000 with interest at LIBOR plus 2.25% (8.29% at March 31, 2000). There were no borrowings outstanding under this arrangement at March 31, 2000. The demand note is secured by substantially all of the Company's personal property.

    Long-term debt consists of the following:

	March 31
	2000	1999
Note payable to individual, due in quarterly installments of $125,000 at LIBOR plus 3.0% (9.04% at March 31, 2000), due July 2004	$2,125,000	$—
Capital lease obligations (see Note 7)	1,848,012	1,903,329
Notes payable to bank, due in monthly installments of $1,689 and $1,863, including interest at 8.6% and 9.5%, due April 2000 through July 2003	119,806	303,117
Note payable in connection with acquired assets, paid in full in 2000	—	100,000

	4,092,818	2,306,446
Due within one year	1,347,811	1,300,059

Long-term debt	$2,745,007	$1,006,387

    The notes payable are secured by the assets of a subsidiary. Interest paid amounted to approximately $340,000 in 2000, $222,000 in 1999 and $163,000 in 1998. Future minimum payments are as follows at March 31, 2001—$1,348,000; 2002—$1,192,000; 2003—$796,000; 2004—$507,000 and 2005—$250,000.

    $1,250,000 of the note payable to individual can be converted at the option of the individual for 61,245 shares of the Company's common stock. The option to convert expires on July 2004.

6. Benefit Plans

    The Company has a 401(k) retirement plan in place which covers substantially all full time employees. The plan calls for the Company to match one-third of an employee's contribution up to 2% of an employee's compensation. Expenses incurred under this plan amounted to $313,000 in 2000, $212,000 in 1999 and $112,000 in 1998.

7. Commitments

    Royalties payable to unrelated organizations and a related partnership are based upon the number of specified units of software sold and amounted to approximately $3,219,000 and $28,000, respectively, in 2000, $2,996,000 and $79,000, respectively, in 1999 and $2,774,000 and $150,000, respectively, in 1998. The cost of these arrangements is included in cost of sales and generally extends through the life of the software.

    The Company leases certain equipment under agreements classified as capital leases as well as under noncancelable operating leases which expire through 2002. Rent expense under all operating leases amounted to approximately $1,701,000 in 2000, $1,616,000 in 1999 and $771,000 in 1998.

    Property, plant and equipment includes the following amounts for leases that have been capitalized at March 31, 2000 and 1999:

	2000	1999
Furniture and office equipment	$3,061,431	$2,826,444
Machinery and equipment	—	779,255

	3,061,431	3,605,699
Less accumulated depreciation	1,197,173	1,666,587

	$1,864,258	$1,939,112

    The future minimum payments under capital leases and noncancelable operating leases consisted of the following at March 31, 2000:

	Capital Leases	Operating Leases
2001	$1,062,091	$983,725
2002	719,658	549,577
2003	265,147	445,522
2004	—	277,227
2005	—	31,260

Total minimum lease payments	2,046,896	$2,287,311

Amounts representing interest	198,884

Present value of minimum lease payments reflected as capital lease obligation	$1,848,012

8. Segment Information

    The Company operates in one industry segment, the design, development and marketing of business management information systems software and related services. Its products and services are marketed through the Company's subsidiary and distributors in the United States and eighteen other countries throughout the world. The following is a summary of domestic and international operating information:

	2000	1999	1998
Sales to unaffiliated customers:
Domestic operations	$51,145,282	$50,746,858	$41,022,507
International operations	6,120,796	5,884,500	4,717,783

Consolidated	$57,266,078	$56,631,358	$45,740,290

Operating income (loss):
Domestic operations	$(3,111,222)	$(3,091,019)	$(1,327,217)
International operations	1,362,124	2,411,222	1,847,503

Consolidated	$(1,749,098)	$(679,797)	$520,286

Identifiable assets:
Domestic operations	$24,891,973	$20,992,720	$19,755,916
International operations	1,798,033	5,836,265	3,685,293

Consolidated	$26,690,006	$26,828,985	$23,441,209

9. Merger Agreement

    On May 1, 2000, the Company signed a definitive merger agreement with Great Plains Software, Inc. (Great Plains) which intends to acquire the Company by the issuance of Great Plains common stock and cash.

Report of Independent Accountants

To the Board of Directors
and Stockholders of
FRx Software Corporation

    In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of FRx Software Corporation at June 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Broomfield, Colorado
September 13, 1999

FRx SOFTWARE CORPORATION

BALANCE SHEETS

	June 30,		December 31,
	1998	1999	1999
			Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$1,194,141	$2,038,541	$5,788,641
Accounts receivable, net	3,347,547	4,462,994	3,616,066
Deferred income taxes	123,061	340,069	498,864
Other current assets	194,579	143,387	799,066

Total current assets	4,859,328	6,984,991	10,702,637
Property and equipment, net	1,354,308	1,882,897	1,671,193
Deferred income taxes	92,206	494,412	319,315

	$6,305,842	$9,362,300	$12,693,145

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$384,558	$450,641	$555,919
Accounts payable	660,444	831,108	300,959
Accrued compensation and related expenses	674,698	933,158	1,146,811
Other accrued liabilities	111,219	652,308	769,003
Deferred revenue	2,846,444	4,560,979	5,194,459

Total current liabilities	4,677,363	7,428,194	7,967,151
Non-current liabilities:
Long-term debt	600,798	666,138	578,707
Deferred revenue	68,593	1,037,925	58,225

Total non-current liabilities	669,391	1,704,063	636,932
Commitments and contingencies (Notes 2 and 3)
Mandatorily redeemable preferred stock at redemption value:
Series B mandatorily redeemable preferred stock, $.01 par value; 1,100,000 shares authorized; 0, 0 and 1,041,667 shares issued and outstanding at June 30, 1998, 1999 and December 31, 1999 (unaudited), respectively	—	—	5,723,746
Stockholders' equity (deficit):
Preferred stock, $.01 par value; 2,900,000 shares authorized; no shares issued and outstanding	—	—	—
Series A preferred stock, $.01 par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding; aggregate liquidation preference of $600,000	6,000	6,000	6,000
Class A voting common stock, $.01 par value; 50,000,000 shares authorized; 3,260,000 shares issued and outstanding	32,600	32,600	32,600
Class B non-voting common stock, $.01 par value; 25,000,000 shares authorized; 2,763,336, 2,685,045 and 2,672,963 shares issued at June 30, 1998, 1999 and December 31, 1999 (unaudited), respectively	27,633	26,850	26,730
Additional paid-in capital	645,919	656,446	323,955
Notes receivable from stockholders	(405,827)	(294,043)	(294,043)
Deferred compensation	—	—	(311,225)
Retained earnings (deficit)	652,763	(197,810)	(1,294,497)
Treasury stock at cost; 0, 0 and 33,645 shares at June 30, 1998, 1999 and December 31, 1999 (unaudited), respectively	—	—	(124,204)

Total stockholders' equity (deficit)	959,088	230,043	(1,634,684)

	$6,305,842	$9,362,300	$12,693,145

The accompanying notes are an integral part of these financial statements.

FRx SOFTWARE CORPORATION

STATEMENTS OF OPERATIONS

	Years Ended June 30,			Six Months Ended December 31,
	1997	1998	1999	1998	1999
				Unaudited	Unaudited
Revenues:
Software licenses	$3,468,700	$6,788,560	$9,683,931	$4,599,142	$3,702,034
Services	1,639,815	3,787,940	8,500,144	3,637,784	5,377,274

Total revenues	5,108,515	10,576,500	18,184,075	8,236,926	9,079,308

Cost of revenues:
Software licenses	87,715	147,297	116,742	52,243	82,983
Services	1,009,827	2,779,177	5,308,327	2,467,652	3,104,709

Total cost of revenues	1,097,542	2,926,474	5,425,069	2,519,895	3,187,692

Gross margin	4,010,973	7,650,026	12,759,006	5,717,031	5,891,616

Operating expenses:
Research and development	1,761,398	3,140,167	6,235,685	2,726,566	3,487,804
Selling, general & administration	1,207,744	4,273,130	7,923,308	3,588,005	4,203,706

Total operating expenses	2,969,142	7,413,297	14,158,993	6,314,571	7,691,510

Income (loss) from operations	1,041,831	236,729	(1,399,987)	(597,540)	(1,799,894)
Other income (expense), net	247	(71,541)	(29,651)	(12,928)	36,522

Income (loss) before income taxes	1,042,078	165,188	(1,429,638)	(610,468)	(1,763,372)
Provision for (benefit from) income taxes	108,014	(4,716)	(579,065)	(228,925)	(666,685)

Net income (loss)	934,064	169,904	(850,573)	(381,543)	(1,096,687)
Accretion of preferred stock	—	—	—	—	(750,000)

Net income (loss) available to common stockholders	$934,064	$169,904	$(850,573)	$(381,543)	$(1,846,687)

Net income (loss) per common share:
Basic	$0.19	$0.03	$(0.16)	$(0.07)	$(0.34)

Diluted	$0.10	$0.02	$(0.16)	$(0.07)	$(0.34)

Weighted average number of common shares outstanding:
Basic	5,000,000	5,194,000	5,291,482	5,293,974	5,484,418

Diluted	9,047,000	8,536,000	5,291,482	5,293,974	5,484,418

The accompanying notes are an integral part of these financial statements

FRx SOFTWARE COPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Series A Pref Stock		Class A Voting Common Stock		Class B Non-Voting Common Stock
								Notes Receivable From Stockholders			Treasury Stock
							Additional Paid-in Capital		Deferred Compensation	Retained Earnings (Deficit)			Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount
Balance, June 30, 1996	600,000	$6,000	4,005,000	$40,050	995,000	$9,950	$569,000	$—		$(451,205)	—	$—	$173,795
Net income										934,064			934,064

Balance, June 30, 1997	600,000	6,000	4,005,000	40,050	995,000	9,950	569,000	—	—	482,859	—	—	1,107,859
Stock option exercises, net					1,023,336	10,233	76,919	(405,827)					(318,675)
Conversion of Class A Voting to Class B Non-Voting Common Stock			(745,000)	(7,450)	745,000	7,450
Net income										169,904			169,904

Balance, June 30, 1998	600,000	6,000	3,260,000	32,600	2,763,336	27,633	645,919	(405,827)	—	652,763	—	—	959,088
Stock option exercises, net					103,292	1,033	8,532						9,565
Cancellation of unvested shares and notes receivable					(181,583)	(1,816)	(84,014)	85,830
Payments of notes receivable								25,954					25,954
Compensation expense related to stock options							86,009						86,009
Net loss										(850,573)			(850,573)

Balance, June 30, 1999	600,000	6,000	3,260,000	32,600	2,685,045	26,850	656,446	(294,043)		(197,810)			230,043
Repurchase of common stock (unaudited)					(13,332)	(133)	(6,390)				(36,000)	(132,800)	(139,323)
Stock option exercises, net (unaudited)					1,250	13	(5,810)				2,355	8,596	2,799
Deferred compensation related to stock options (unaudited)							318,703		(318,703)
Amortization of deferred compensation (unaudited)							111,006		7,478				118,484
Accretion of preferred stock (unaudited)							(750,000)						(750,000)
Net loss (unaudited)										(1,096,687)			(1,096,687)

Balance, December 31, 1999 (unaudited)	600,000	$6,000	3,260,000	$32,600	2,672,963	$26,730	$323,955	$(294,043)	$(311,225)	$(1,294,497)	(33,645)	$(124,204)	$(1,634,684)

The accompanying notes are an integral part of these financial statements.

FRx SOFTWARE CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended June 30,			Six Months Ended December 31,
	1997	1998	1999	1998	1999
				UNAUDITED
Cash flows from operating activities:
Net income (loss)	$934,064	$169,904	$(850,573)	$(381,543)	$(1,096,687)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	152,610	371,957	789,127	349,279	482,901
Loss on disposal of property and equipment	—	—	145,475	—	8,586
Allowance for doubtful accounts	39,000	60,000	144,602	237,998	734
Provision for (benefit from) deferred income taxes	(176,873)	(38,394)	(619,214)	(244,797)	16,302
Non-cash compensation expense	—	—	86,009	—	118,484
Net changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(553,496)	(2,514,254)	(1,260,048)	(1,569,074)	846,194
(Increase) decrease in other current assets	(84,080)	(51,571)	51,191	10,370	(655,679)
Increase (decrease) in accounts payable and other accrued liabilities	631,905	652,780	970,213	(41,123)	(199,801)
Increase (decrease) in deferred revenue	1,386,154	1,292,701	2,683,867	1,507,357	(346,220)

Net cash provided (used) by operating activities	2,329,284	(56,877)	2,140,649	(131,533)	(825,186)

Cash flows from investing activities:
Purchases of property and equipment	(434,612)	(1,225,741)	(1,463,191)	(541,574)	(282,182)

Net cash used by investing activities	(434,612)	(1,225,741)	(1,463,191)	(541,574)	(282,182)

Cash flows from financing activities:
Proceeds from revolving line of credit	—	—	1,350,000	850,000	—
Repayments of revolving line of credit	—	—	(1,350,000)	(250,000)	—
Proceeds from long-term debt	120,000	890,000	475,000		210,000
Repayment of long-term debt	(51,157)	(129,388)	(343,577)	(151,561)	(192,153)
Proceeds from issuance of common stock	—	39,525	14,790	38,918	2,798
Proceeds from issuance of preferred stock					4,973,746
Proceeds from payments of notes receivable from shareholders	—	—	25,954	18,616	—
Repurchase of common stock	—	(358,200)	(5,225)	—	(136,923)
Payments of note payable to stockholder	(129,949)	—	—	—	—

Net cash provided (used) by financing activities	(61,106)	441,937	166,942	505,973	4,857,468

Net increase (decrease) in cash	1,833,566	(840,681)	844,400	(167,134)	3,750,100
Cash and cash equivalents at beginning of year	201,256	2,034,822	1,194,141	1,194,141	2,038,541

Cash and cash equivalents at end of year	$2,034,822	$1,194,141	$2,038,541	$1,027,007	$5,788,641

Supplemental Disclosures of Cash Flow Information:
Interest paid	$16,044	$37,837	$78,837	$37,488	$25,966
Income taxes paid	$41,700	$349,200	$6,150	—	—
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Capital lease obligations	$28,328	$—	$—	$—	$—
Common stock issued (cancelled) in exchange for issuance (cancellation) of notes receivable from stockholders	$—	$405,827	$(85,830)	$—	$—

The accompanying notes are an integral part of these financial statements.

FRx SOFTWARE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(FOOTNOTE INFORMATION SUBSEQUENT TO JUNE 30, 1999 IS UNAUDITED)

1. Nature of Business and Summary of Significant Accounting Policies

  Nature of Business

    FRx Software Corporation (the "Company"), a Colorado corporation, was incorporated on July 22, 1994 and reincorporated in Delaware in December 1999. The Company develops, markets and supports its "Visual Financial Reporting"™ software products and related services. The Company currently markets its products to mid-sized and large corporations, worldwide.

  Summary of Significant Accounting Policies

    Revenue Recognition:  The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. Software license revenue is generated from sales of the Company's products to resellers and directly to end users. Resellers are typically other accounting software vendors who distribute the Company's product in conjunction with the sale and distribution of their own product, for which the Company is paid a royalty. Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Where applicable, fees from multiple-element arrangements are unbundled and recorded as revenue as the elements are delivered to the extent that vendor specific objective evidence of fair value exists.

    Services revenue includes maintenance revenue, which is recognized ratably over the maintenance period, and revenue from consulting and training services, which is recognized as services are performed. Training and consulting services are not essential to the functionality or necessary for the customer to implement and utilize the Company's software products and are separately priced and recorded separate from the license fee.

    Deferred revenue is comprised of revenue amounts which have been billed or received but which do not qualify for revenue recognition in accordance with the Company's revenue recognition policies as described above.

    Prior to fiscal 1999, the Company recognized revenue in accordance with SOP 91-1 "Software Revenue Recognition" and accordingly recorded license revenue when a non-cancelable license agreement had been executed, the product had been shipped, collection was probable and all significant post-delivery obligations had been satisfied.

    Research and Development and Capitalized Software Development Costs:  Research and development costs related to new software products, as well as maintenance of existing software products, are charged to expense as incurred. Due to the short period of time between the determination of technological feasibility and the date of commercial availability of such software, development costs qualifying for capitalization have been insignificant and therefore, the Company has not capitalized any software development costs to date.

    Depreciation and Amortization:  Property and equipment are recorded at cost and depreciated using an accelerated method over estimated useful lives ranging from two to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line method over the lesser of the term of the lease or the expected useful lives of the improvements.

    Fair Value of Financial Instruments:  The Company's financial instruments include cash, accounts receivable, accounts payable, accrued liabilities and notes payable. The carrying value of financial instruments, other than debt, approximate fair value due to their short maturities. The carrying amount of debt approximates fair value based upon rates currently available for similar instruments.

    Concentration of Credit Risk:  The Company has concentrations of credit risk, primarily in accounts receivable, which are concentrated in the computer software industry. One customer comprised approximately 25%, 17% and 23% of the Company's fiscal 1997, fiscal 1998 and fiscal 1999 revenue and approximately 12% and 25% of its accounts receivable as of June 30, 1998 and 1999, respectively. No other customers accounted for 10% or more of the of the Company's revenue in these same periods however, one other customer accounted for approximately 21% and 12% of the Company's accounts receivable as of June 30, 1998 and 1999.

    Accounts receivable, as stated on the balance sheet as of June 30, 1998 and 1999 and December 31, 1999 is net of an allowance for doubtful accounts of $98,884, $243,486 and $244,221 (unaudited), respectively.

    Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the reported amounts of revenue and expenses. Actual results could differ from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

    Reclassifications:  Certain prior period amounts have been reclassified to conform with the current year presentation.

    Cash and Cash Equivalents:  The Company classifies cash on hand and all highly liquid short term investments purchased with original maturities of less than three months as cash and cash equivalents.

    Income Taxes:  Deferred income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Income taxes are also provided for taxes currently payable based on taxable income.

    Stock-based Compensation:  Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" permits the use of either a fair value based method or the intrinsic value method prescribed by Accounting Principles Board opinion number 25 (APB 25), "Accounting for Stock Issued to Employees" to account for stock-based compensation arrangements. Companies that elect to use the intrinsic value method prescribed by APB 25, are required to disclose the pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25 and, accordingly, has included the pro forma disclosures required under SFAS No. 123 in Note 5.

    Stock Split:  All references in the financial statements to shares, share prices, and per share amounts have been adjusted retroactively for all periods presented to give effect to a five-for-one stock split which occurred in fiscal 1997.

    Earnings Per Common Share:  Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding. For periods in which a net loss is incurred, potential common shares are excluded from the diluted EPS calculation as they would be anti-dilutive.

    Following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	Years Ended June 30,			Six Months ended December 31,
	1997	1998	1999	1998	1999
				UNAUDITED
Basic Earnings per Share:
Net income (loss) available to common stockholders	$934,064	$169,904	$(850,573)	$(381,543)	$(1,846,687)

Basic weighted average common shares outstanding	5,000,000	5,194,000	5,291,482	5,293,974	5,484,418

Basic earnings per common share	$0.19	$0.03	$(0.16)	$(0.07)	$(0.34)

Diluted Earnings per Share:
Net income (loss) available to common stockholders	$934,064	$169,904	$(850,573)	$(381,543)	$(1,846,687)

Basic weighted average common shares outstanding	5,000,000	5,194,000	5,291,482	5,293,974	5,484,418
Effect of dilutive securities:
Stock options	1,047,000	342,000	—	—	—
Conversion of preferred shares	3,000,000	3,000,000	—	—	—

Diluted weighted average common shares outstanding	9,047,000	8,536,000	5,291,482	5,293,974	5,484,418

Diluted earnings per common share	$0.10	$0.02	$(0.16)	$(0.07)	$(0.34)

    Interim Financial Data:  The financial information presented as of December 31, 1999, and for each of the six-month periods ended December 31, 1998, and 1999, including related information set forth in the notes to financial statements, is unaudited. In the opinion of management, this financial information reflects the adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the six-month period ending December 31, 1999, should not necessarily be taken as indicative of the results of operations that may be expected for the entire year.

2. Property, Equipment and Operating Leases

    Property and equipment is comprised of the following:

	June 30,
	1998	1999
Furniture and office equipment	$538,200	$1,015,307
Computer equipment	1,363,570	1,960,267
Leasehold improvements	92,683	287,043

	1,994,453	3,262,617
Less: Accumulated depreciation and amortization	(640,145)	(1,379,720)

Property and equipment, net	$1,354,308	$1,882,897

    Property and equipment balances as of June 30, 1998 and 1999 include $182,989 of equipment acquired under capital leases. Accumulated depreciation related to these assets was $126,092 and $143,222 as of June 30, 1998 and 1999, respectively.

    The Company maintains non-cancelable operating lease arrangements for office space and office equipment. Rent expense related to these operating leases netted $146,000, $334,000, and $615,000 for the fiscal 1997, fiscal 1998 and fiscal 1999, respectively. Future minimum non-cancelable operating lease payments and sublease income are as follows:

Fiscal year 2000	$729,000
Fiscal year 2001	336,000
Fiscal year 2002	121,000

1,186,000
Less: Sublease income	(587,000)

$599,000

3. Long-Term Debt and Available Borrowings

    The Company has a Loan and Security Agreement ("Loan Agreement") with Silicon Valley Bank ("SVB") which, as amended, provides for a $1.5 million revolving facility ("Revolver"); a term loan, which represents a consolidation of previously existing term and equipment loans totaling $888,333 ("Term Loan"); and a $1,000,000 equipment facility ("Equipment Facility"). The Revolver bears interest at the SVB prime rate plus 0.5% and matures on September 30, 1999. The Term Loan bears interest at the SVB prime rate plus 0.75%. The Equipment Facility initially bears interest at the SVB prime rate plus 1.95%, reducing to the SVB prime rate plus 0.75% based upon attainment of specified ratios. As of June 30, 1999, the Company has $1.5 million available for borrowing under the Revolver and $525,000 available under the Equipment Facility.

    Substantially all of the Company's assets have been pledged as collateral under the Loan Agreement. The Loan Agreement contains certain restrictive covenants pertaining to liquidity, debt, tangible net worth, and revenue. The Loan Agreement also includes restrictions against mergers and acquisitions and payment of dividends and other distributions. As of June 30, 1999, the Company either was in compliance with all restrictive covenants of the Loan Agreement or had subsequently obtained appropriate waivers from SVB.

    Long-term debt is comprised of the following:

	June 30,
	1998	1999
Equipment Facility, repayable in monthly principal and interest installments through February 2003	$605,000	$475,000
Term Loan, repayable in monthly principal and interest installments through February 2001	330,000	612,644
Capital lease obligations, secured by the related equipment, repayable in monthly principal and interest installments through February 2002	50,356	29,135

	985,356	1,116,779
Less: current portion	384,558	450,641

Long-term debt	$600,798	$666,138

    Scheduled annual maturities of long-term debt (including future minimum annual payments required under non-cancelable capitalized lease obligations) as of June 30, 1999 are as follows:

Fiscal year 2000	$452,663
Fiscal year 2001	411,627
Fiscal year 2002	163,165
Fiscal year 2003	92,361

1,119,816
Less: amount representing interest	(3,037)

1,116,779
Less: current portion	(450,641)

$666,138

4. Stockholder's Equity

    The issued and outstanding stock of the Company is comprised of Series A Preferred Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock. The Series A Preferred Stock is entitled to: dividends, when and as declared, by the Board of Directors; voting rights equal to the Class A Voting Common Stock; a liquidation preference equal to the original issuance price of the shares plus any accrued but unpaid dividends; and conversion rights, subject to certain anti-dilution provisions. Upon the closing of a public offering of the Company's securities, all shares of Class B Non-Voting Common Stock and the Series A Preferred Stock shall automatically convert into Class A Voting Common Stock at a current conversion ratio of 1 to 1 and 5 to 1, respectively. The Class A

Preferred Stock may also be converted to Class A Voting Common Stock upon the affirmative vote of two-thirds of the outstanding Series A Preferred Stock shareholders.

    During fiscal 1998, the Company exercised its right to acquire 995,000 shares of Class B Non-Voting Common Stock from a third party for $358,200 and an officer converted 745,000 shares of Class A Voting Common Stock into an equivalent number of Class B Non-Voting Common shares. Also during fiscal 1998, certain employees exercised stock options for the purchase of 924,666 shares of Class B Non-Voting Common Stock in exchange for full recourse promissory notes bearing interest of 6% per annum with principal and all accrued interest due on June 30, 2003. The notes are secured by personal property of the employees and by the stock acquired by the note. These notes are classified on the balance sheet as a reduction to Stockholders' Equity. The outstanding shares of Class B Non-Voting Common Stock include 490,948 shares which are unvested as of June 30, 1999.

    During fiscal 1999, the Company cancelled 181,583 unvested shares of restricted Class B Non-Voting Common Stock at the original issuance price of the shares. In exchange for the repurchased shares, the Company cancelled $85,830 of related notes receivable from shareholders. In conjunction with this transaction, the Company accelerated the vesting on a portion of the unvested restricted shares and recorded $50,014 of compensation expense.

5. Stock Options

    The Company has two stock option plans that provide for incentive and non-qualified stock options to be granted to eligible employees, directors and consultants, as determined by the Board of Directors. The Company is authorized to grant options for up to 1,000,000 shares of Class B Non-Voting Common Stock under the 1999 Stock Option/Stock Issuance Plan, of which 459,600 are available for grant as of June 30, 1999. The 1996 Stock Option Plan has exercisable options outstanding as of June 30, 1999, but no further options available for grant.

    Options generally vest over four years, are granted at the estimated fair market value of the Company's common stock on the date of grant (as determined by the Board of Directors) and expire no more than 10 years from the date of grant. Common stock received upon exercise of stock options is subject to a stock restriction agreement which limits future transfers of the common shares, requires forfeiture of any unvested shares upon termination of employment and allows the Company to repurchase any vested shares upon termination of employment. During fiscal 1999, the Company granted 97,000 options, with a weighted average exercise price of $.70 per share, to non-employees and recorded $35,995 of expense based upon a Black-Scholes option-pricing model.

    The Company applies APB Opinion 25 and related interpretations in accounting for stock options granted to employees. Had the Company adopted the fair value based method for recording stock options prescribed by SFAS No. 123, net income(loss) would have been as follows:

	Years Ended June 30
	1997	1998	1999
Net income (loss):
As Reported	$934,064	$169,904	$(850,573)
Pro Forma	$915,251	$153,637	$(952,997)

    The above amounts were determined by utilizing a minimum value option-pricing model with the following assumptions: expected lives of three to four years; risk free interest rates of 5.82% to 6.45% in fiscal 1997, 5.35% to 5.92% in fiscal 1998 and 4.18% to 5.81% in fiscal 1999; and an expected dividend yield and expected volatility of 0% for all periods. Based on calculations using the minimum value option-pricing model and factors mentioned above, the weighted average grant date fair value of options granted during each fiscal year was $0.05 in fiscal 1997, $0.11 in fiscal 1998 and $0.39 in fiscal 1999.

    The status of total stock options outstanding and exercisable as of June 30, 1999 is as follows:

Stock Options Outstanding
				Stock Options Exercisable
		Weighted Average Remaining Contractual Life (years)
Range of Exercise Prices	Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.03 - $1.50	453,603	8.84	$0.79	123,514	$0.33
$1.70 - $2.05	179,000	9.48	$2.01	—	$—
$2.25 - $3.50	538,400	9.62	$2.36	—	$—

$0.03 - $3.50	1,171,003	9.30	$1.70	123,514	$0.33

    Stock option activity for the for fiscal 1997, 1998, and 1999 is summarized below:

	Number of Shares	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Options outstanding, June 30, 1996	965,000	$0.02	250,005	$0.02
Granted	1,488,750	$0.23
Cancelled	(10,000)	$0.02

Options outstanding, June 30, 1997	2,443,750	$0.15	568,355	$0.02
Granted	1,005,250	$0.53
Exercised	(2,018,336)	$0.22
Cancelled	(1,072,750)	$0.30

Options outstanding, June 30, 1998	357,914	$0.36	17,756	$0.13
Granted	1,011,600	$1.94
Exercised	(106,501)	$0.15
Cancelled	(92,010)	$1.00

Options outstanding, June 30, 1999	1,171,003	$1.70	123,514	$0.33
Granted (unaudited)	611,850	$3.61
Exercised (unaudited)	(3,605)	$0.78
Cancelled (unaudited)	(24,415)	$2.01

Options outstanding, December 31, 1999 (unaudited)	1,754,833	$2.36	254,421	$0.94

6. Income Taxes

    Components of the provision for income taxes are as follows:

	Year Ended June 30,
	1997	1998	1999
Current provision (benefit):
Federal	$249,311	$(881)	$53,748
State	35,576	34,559	(13,599)

	284,887	33,678	40,149

Deferred provision (benefit):
Federal	(161,441)	(34,781)	(586,188)
State	(15,432)	(3,613)	(33,026)

	(176,873)	(38,394)	(619,214)

Total provision (benefit)	$108,014	$(4,716)	$(579,065)

    The provision (benefit) for income taxes differs from the amounts computed by applying the federal statutory rate to income (loss) before income taxes. The amounts are reconciled as follows:

	Year Ended June 30,
	1997	1998	1999
Statutory rate	$354,307	$56,164	$(486,077)
Non-deductible expenses	4,112	19,925	48,831
Change in valuation allowance	(175,511)	—	—
State income taxes	8,106	19,195	(41,819)
Research and development tax credits	(83,000)	(100,000)	(100,000)

Provision (benefit) for income taxes	$108,014	$(4,716)	$(579,065)

    Deferred tax assets are comprised of the following:

	June 30,
	1998	1999
Deferred tax assets:
Deferred revenue	$126,374	$194,559
Compensation and related accruals	44,760	183,184
Research and development credit carryovers	—	164,240
Other accruals	—	124,842
Allowance for doubtful accounts	36,883	90,820
Net operating loss carryforwards	—	85,692
Other	7,250	(8,856)

Total deferred tax assets	$215,267	$834,481

    As of June 30, 1999 the Company had research and development credit carryforwards of $164,240 which begin to expire in 2012.

7. Employee Benefit Plan

    The Company has a 401(k) savings plan which allows qualified employees the opportunity to invest up to 15 percent of their salary or wages (not to exceed the maximum allowed by law) on a pretax basis. Discretionary and matching contributions are contributed at the election of the Company. The Company recorded an expense for matching contributions of $35,000, $90,000 and $155,000 in fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

8. Subsequent Events (unaudited)

    Mandatorily Redeemable Convertible Preferred Stock:  In October 1999, the Company sold 1,041,667 shares of its $0.01 par value Series B mandatorily redeemable convertible preferred stock (the "Series B preferred stock") at $4.8024 per share to Great Plains Software, Inc. The Company received proceeds, net of issuance costs, totaling $4,973,746.

    The holders of Series B preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on any other class of common or preferred stock, when and as declared by the Board of Directors, based on a monthly dividend ranging from $.07 to $.72 per share. Shares of Series B preferred stock have no voting rights.

    Each share of Series B preferred stock was, as of December 31, 1999, convertible, at the option of the holder, at any time after the date of issuance and prior to the redemption date, into shares of Class B common stock as determined by dividing the original issue price by the conversion price in effect on the date the certificate is surrendered for conversion. The conversion price is the original issue price as adjusted for certain dilutive issuances, splits and combinations. Additionally, if the Company completes an initial public offering of its common stock in which the price is at least $5.00 per share and gross proceeds exceed $20,000,000, the Series B preferred stock will automatically convert into shares of Class B common stock.

    In the event of liquidation of the Company, the holders of Series B preferred stock will be entitled to receive, prior and in preference to any payments to any class of common or preferred stockholders, an amount per share equal to $4.8024 plus all accrued but unpaid dividends.

    Upon the receipt by the Company of a written redemption demand from the Series B preferred stockholders delivered at any time after October 22, 2002, the Company shall redeem all but not less than all the Series B preferred stock for a per share purchase price equal to the original issue price, plus accrued and unpaid dividends.

    Business Combination:  On March 17, 2000, the Company signed a definitive merger agreement with Great Plains Software, Inc. ("Great Plains") whereby Great Plains acquired the company for 786,000 shares of Great Plains common stock and $12,250,000 in cash. All options to purchase FRx stock were converted into options to purchase common stock of Great Plains. Upon consummation of the merger the Company repaid all amounts outstanding under its Loan Agreement with Silicon Valley Bank and terminated that relationship.

    Deferred Compensation:  Certain options granted to employees during the six-months ended December 31, 1999 resulted in deferred compensation of $318,703. The amount recorded represents the difference between the exercise price and the deemed fair value of the Company's common stock for shares subject to the options granted. Deferred compensation is reflected as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the options, which is generally four years.

    Recent Accounting Pronouncements:  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides specific guidance, among other things, as to the recognition of revenue related to up-front non-refundable fees and service charges received in connection with a contractual arrangement. The Company is currently evaluating the impact of SAB 101.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
GREAT PLAINS SOFTWARE, INC.,
GPS EAGLE, INC.,
SOLOMON SOFTWARE, INC.
GARY M. HARPST, VERNON M. STRONG, AND JACK W. RIDGE

    This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated May 1, 2000, is made and entered into by and among Great Plains Software, Inc., a Minnesota corporation ("Great Plains"), GPS Eagle, Inc., an Ohio corporation and wholly owned subsidiary of Great Plains ("Acquisition Subsidiary"), Solomon Software, Inc., an Ohio corporation (the "Company"), and Gary M. Harpst, Vernon M. Strong, and Jack W. Ridge (collectively, the "Controlling Shareholders"). Acquisition Subsidiary and the Company are sometimes collectively referred to as the "Constituent Corporations."

    WHEREAS, the respective Boards of Directors of Great Plains, Acquisition Subsidiary and the Company have determined that it is advisable and in the best interests of the respective corporations and their shareholders that Acquisition Subsidiary be merged with and into the Company in accordance with the General Corporation Law of the State of Ohio (the "OGCL"), and the terms of this Agreement, pursuant to which the Company will be the surviving corporation and will be a wholly owned subsidiary of Great Plains (the "Merger"); and

    WHEREAS, the Controlling Shareholders are the beneficial owners of approximately 72% of the issued and outstanding capital stock of the Company and their agreement to indemnify Great Plains for certain potential liabilities following the Merger is a material inducement to the agreements of Great Plains and Acquisition Subsidiary to the Merger; and

    WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization," within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

    WHEREAS, Great Plains, Acquisition Subsidiary, the Company and the Controlling Shareholders desire to make certain representations, warranties, covenants, and agreements in connection with, and establish various conditions precedent to, the Merger; and

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Certificate of Merger (as defined in Section 1.03 hereof), the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER

    1.01  The Merger.  At the Effective Time (as defined in Section 1.03 hereof), subject to the terms and conditions of this Agreement and the Certificate of Merger (as defined in Section 1.03 hereof), Acquisition Subsidiary shall be merged with and into the Company, the separate existence of Acquisition Subsidiary shall cease, and the Company shall continue as the surviving corporation. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code.

    1.02  Effect of Merger.  The effect of the Merger shall be as set forth in Section 1701.82 of the OGCL and the Surviving Corporation shall succeed to and possess all the properties, rights, privileges, immunities, powers, franchises and purposes, and be subject to all the duties, liabilities, debts, obligations, restrictions and disabilities, of the Constituent Corporations, all without further act or deed.

    1.03  Effective Time.  The consummation of the Merger shall be effected as promptly as practicable, but in no event more than three business days after the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, and the parties hereto will cause a copy of the Certificate of Merger to be executed, delivered and filed with the Secretary of State of the State of Ohio in accordance with the OGCL. The Merger shall become effective immediately upon such filing. The time of effectiveness is herein referred to as the "Effective Time." The day on which the Effective Time shall occur is herein referred to as the "Effective Date."

    1.04  Directors and Officers.  From and after the Effective Time, the directors of the Surviving Corporation shall be the persons who were the directors of Acquisition Subsidiary immediately prior to the Effective Time, and the officers of the Surviving Corporation shall be the persons who were the officers of the Company immediately prior to the Effective Time. Said directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Articles of Incorporation and Code of Regulations of the Surviving Corporation and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

    1.05  Articles of Incorporation; Code of Regulations.  From and after the Effective Time and until further amended in accordance with applicable law, the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Acquisition Subsidiary as in effect immediately prior to the Effective Time. From and after the Effective Time and until further amended in accordance with law, the Code of Regulations of the Surviving Corporation shall be the Code of Regulations of Acquisition Subsidiary as in effect immediately prior to the Effective Time.

    1.06  Taking of Necessary Action; Further Action.  Great Plains, Acquisition Subsidiary, the Company and the Controlling Shareholders, respectively, shall each use its reasonable best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the OGCL at the time specified in Section 1.03 hereof. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

    1.07  The Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") will take place at Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as is mutually agreeable to Great Plains and the Company. The parties shall deliver to each other the documents required to be delivered pursuant to Article VII hereof at the Closing.

ARTICLE II
CONVERSION OF SECURITIES

    2.01  Aggregate Consideration; Conversion of Securities.

      (a) Subject to adjustment as set forth in Section 2.01(c), the aggregate consideration to be paid by Great Plains in the Merger shall be (i) two million six hundred thousand (2,600,000) shares of common stock, $01 par value, of Great Plains ("Great Plains Common Stock") (the "Stock Consideration")  and (ii) thirty-three million two hundred fifty thousand dollars ($33,250,000) of cash (the "Cash Consideration") (the aggregate of such amounts, as the proportions thereof may be adjusted pursuant to Section 2.01(c), is referred to herein as the "Aggregate Consideration").

      (b) At the Effective Time, by virtue of the Merger and without any action on the part of Great Plains, Acquisition Subsidiary or the Company, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive, upon surrender of certificates formerly representing such share of Company Common Stock, the Per Share Consideration (as defined below). "Per Share Consideration" shall mean the quotient obtained by dividing the Aggregate Consideration by the number of shares of Company Common Stock issued and outstanding as of the Effective Time and issuable pursuant to outstanding options to acquire Company Common Stock, pursuant to the TLB, Inc. Key Employees Stock Option Agreement, Second TLB, Inc. Key Employees Stock Option Plan, the Solomon Software (TLB, Inc.) Stock Option Plan, the 1997 Non-Employee Director Stock Option Plan of Solomon Software, Inc. and the 1991 Employee Stock Option Plan of Smith, Dennis & Gaylord, Inc. (collectively the "Company Option Plans") or otherwise (each, a "Company Option"). Holders of Company Options exercised after the Effective Time will receive consideration therefore solely as provided in Section 2.04

      (c) If on the last trading day prior to the Effective Date, the value of the Cash Consideration would be greater than 19.9% of the Aggregate Merger Consideration (as defined below), calculated using the Mean Stock Price (as defined below), the Cash Consideration will be decreased and the Stock Consideration increased proportionally to ensure that the Cash Consideration is no greater than 19.9% of the Aggregate Merger Consideration. For purposes of this Section 2.01(c), the Mean Stock Price shall be the mean between the highest and lowest trading price for Great Plains Common Stock on the last trading day prior to the Effective Date, and the Aggregate Merger Consideration shall be the product of the Per Share Consideration multiplied by the number of shares of Company Common Stock issued and outstanding as of the Effective Time. For example, if on the last trading day prior to the Effective Date, the Mean Stock Price is forty dollars ($40), the Cash Consideration (assuming no outstanding options to acquire Company Common Stock) would be approximately twenty four percent (24%) of the Aggregate Merger Consideration. In that event, another one hundred forty eight thousand four hundred thirty one (148,431) shares would be added to the Stock Consideration and the Cash Consideration would be reduced by five million nine hundred thirty seven thousand two hundred fifty ($5,937,250) so that the Aggregate Consideration to be paid at Closing would be two million seven hundred forty eight thousand four hundred thirty one (2,748,431) shares (80.1%) and twenty seven million three hundred twelve thousand seven hundred fifty dollars ($27,312,750) cash (19.9%). (The foregoing example assumes that no outstanding Company Options exist.)

    2.02  Delivery of Share Certificates and Cash Consideration.

      (a) Exchange Agent. As of the Effective Time, Great Plains shall deposit with Norwest Bank Minnesota, National Association or such other bank or trust company as may be designated by Great Plains and as is reasonably acceptable to the Company (the "Exchange Agent") the Cash Consideration and certificates representing the Stock Consideration, less the Aggregate Consideration placed in escrow pursuant to Section 6.01 (the "Exchange Fund") and less Stock Consideration to be used upon the exercise of Company Options. The Exchange Agent shall hold the Exchange Fund for the benefit of holders of shares of Company Common Stock. The Exchange Agent shall distribute the Exchange Fund pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock (other than Dissenting Shares, as defined in Section 2.03). Great Plains shall make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.02(g).

      (b) Exchange Procedures. As promptly as practicable after the Effective Time, Great Plains shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") a letter of transmittal in customary form. The letter of transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. The Exchange Agent shall accompany the letter of transmittal with instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Great Plains Common Stock and Cash Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange therefore, (i) a certificate representing that number of whole shares of Great Plains Common Stock (rounded down to the nearest whole share) which such holder has the right to receive pursuant to Section 2.01 (after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered), (ii) Cash Consideration as provided in Section 2.01, and (iii) cash in lieu of fractional shares of Great Plains Common Stock to which such holder is entitled pursuant to Section 2.02(g). The Exchange Agent shall forthwith cancel the Certificates so surrendered. Until surrendered as contemplated by this Section, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (i) the Certificate representing shares of Great Plains Common Stock, (ii) Cash Consideration and (iii) cash in lieu of any fractional shares of Great Plains Common Stock as contemplated by Section 2.02(g). No interest will be paid or will accrue on Cash Consideration or any cash payable pursuant to Section 2.02(g).

      (c) Termination of Exchange Fund. The Exchange Agent shall deliver any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for two (2) years after the Effective Time to Great Plains, upon demand. Any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Great Plains for payment of their claim for the Aggregate Consideration as provided in Section 2.01 and cash in lieu of fractional shares.

      (d) No Liability. None of Great Plains, Acquisition Subsidiary, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Great Plains Common Stock (or dividends or distributions with respect thereto) or cash in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

      (e) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund in deposit accounts, as directed by Great Plains from time to time. The Exchange Agent shall pay any interest and other income resulting from such investments to Great Plains.

      (f)  No Further Rights in Company Stock. All shares of Great Plains Common Stock issued, any cash paid in lieu of fractional shares as contemplated by Section 2.02(g) upon conversion of the shares of Company Common Stock, payment of the Cash Consideration and satisfaction of any appraisal rights in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.

      (g) Fractional Shares. No fractional shares of Great Plains Common Stock shall be issued in the Merger. Each holder of Company Common Stock receiving Great Plains Common Stock shall be entitled to receive in lieu of any fractional share of Great Plains Common Stock to which such holder otherwise would have been entitled pursuant to Section 2.01 (after taking into account all Company Common Stock then held of record by such holder) a cash payment in an amount equal to the fractional interest in a share of Great Plains Common Stock to which such holder otherwise would have been entitled multiplied by the Average Stock Price. The fractional shares of each holder of Company Stock shall be aggregated so that no such holder shall receive cash in an amount equal to or greater than one full share of Great Plains Common Stock.

      (h) No Transfer. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of the Company Common Stock that were outstanding immediately prior to the Effective Time.

    2.03  Dissenting Shares.

      (a) Notwithstanding anything in this Agreement to the contrary, if Sections 1701.84 and 1701.85 of the OGCL shall be applicable to the Merger, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such shares in favor of the Merger, who shall have delivered, not later than ten (10) days after any vote by the Company's shareholders on the Merger, a written demand for appraisal of such shares in the manner provided in Sections 1701.84 and 1701.85 of the OGCL (a "Demand") and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to dissenters' rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Great Plains Common Stock pursuant to Section 2.02 hereof, but the holders thereof shall be entitled only to such rights as are granted by Sections 1701.84 and 1701.85 of the OGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Sections 1701.84 and 1701.85 of the OGCL shall receive payment therefor from the Surviving Corporation in accordance with the OGCL; provided, however, that if any such holder of Dissenting Shares shall have effectively withdrawn such holder's Demand or lost such holder's right to make a Demand, such holder or holders (as the case may be) shall forfeit the right to demand payment of the fair market value such shares and each such share shall thereupon be deemed to have been canceled, extinguished and converted, as of the Effective Time, into and represent the right to receive payment of the Aggregate Consideration Stock, as provided in Section 3.01 hereof.

      (b) The Company shall give Great Plains (i) prompt notice of any Demand, any withdrawal of a Demand and any other instrument served pursuant to Sections 1701.84 and 1701.85 of the OGCL received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to Demands. The Company shall not, except with the prior written consent of Great Plains, voluntarily make any payment with respect to any Demand or offer to settle or settle any Demand.

    2.04  Stock Options.

      (a) Each Company Option shall, at the Effective Time, be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Option, (i) the whole number of shares of Great Plains Common Stock (rounded down to the nearest whole share) as the shares of Company Common Stock received upon exercise of such Company Option would have been exchangeable for in the Merger had such Company Option been exercised in full immediately prior to the Merger (assuming that the sole consideration for such exercise would be Great Plains Common Stock and no cash), and (ii) at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Option divided by (B) the number of whole shares of Great Plains Common Stock purchasable under such option to acquire Great Plains Common Stock; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("Incentive Stock Option"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. Great Plains Common Stock issued upon the exercise of Company Options shall be issued from that portion of the Stock Consideration set aside for such purpose at the Closing.

      (b) As soon as practicable after the Effective Time, Great Plains shall deliver to the holders of Company Options appropriate notices setting forth such holders' rights pursuant to the

  Company Option Plans and the agreements evidencing the grants of Company Options shall be appropriately amended so that such Company Options shall represent rights to acquire Great Plains Common Stock on the same terms and conditions as contained in the outstanding Company Options (subject to the adjustments required by this Section 3.05 after giving effect to the assumption by Great Plains as set forth above).

      (c) Great Plains shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Great Plains Common Stock for delivery upon exercise of Company Options assumed by it in accordance with this Section 3.05. As soon as practicable after the Effective Time, Great Plains shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Great Plains Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectus referred to therein) for so long as such options remain outstanding.

    2.05  Adjustment to Prevent Dilution.  In the event that on or after the date hereof and prior to the Effective Time Great Plains changes the number of shares of Great Plains Common stock or securities convertible or exchangeable into or exercisable for shares of Great Plains Common stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split) with a record date prior to the Effective Time, stock dividend or distribution with a record date prior to the Effective Time, recapitalization or other similar transaction, then, in either such case, the Stock Consideration shall be equitably adjusted.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
THE COMPANY AND CONTROLLING SHAREHOLDERS

    Each of the Company and Controlling Shareholders hereby represents and warrants, jointly and severally, to Great Plains and Acquisition Subsidiary that, except as set forth in the Disclosure Schedule delivered by the Company to Great Plains and Acquisition Subsidiary on the date hereof (the "Disclosure Schedule") (which Disclosure Schedule sets forth the exceptions to the representations and warranties contained in this Article III under captions referencing the Sections to which such exceptions apply; provided, however that any exception or disclosure appearing under any caption on the Disclosure Schedule shall be deemed to be made with respect to and responsive to any other Section unless such exception or disclosure would not be reasonably interpreted to apply to such other Section). For the purpose of this Article III "Knowledge" of a fact or event with respect to a person or entity shall mean (i) actual awareness or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or event had a reasonable investigation of the existence of such fact or event been conducted by inquiry of officers, directors and supervisory employees of the Company.

    3.01  Incorporation; Corporate Power and Authority.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority and all authorizations, licenses, permits and certifications necessary to carry on its business as now being conducted and to own, lease and operate its assets. To the knowledge of Company, the Company is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of its operations of its business activities or its ownership of property requires it to be qualified, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company is not in violation of any of the provisions of its Articles of Incorporation or Code of Regulations and has delivered to Great Plains accurate and complete copies of its Articles of Incorporation and Code of Regulations, as currently in effect. As used herein, the term "Material Adverse Effect" means any change, effect, event or condition that has had or could reasonably be expected to (i) have a material adverse effect on the business, customers, suppliers, employees, assets, results of operations, business prospects, condition (financial or otherwise) of the Company or (ii) prevent or materially delay the Company's ability to consummate the Merger or the other transactions contemplated hereby; provided, however, that any such change, effect, event or condition that primarily results from changes in general economic conditions or changes affecting the industry in which the Company operates shall not be treated as a "Material Adverse Effect."

    3.02  Execution, Delivery; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement and the Certificate of Merger by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement and the Certificate of Merger, other than the approval of the Merger by the shareholders of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, and the Certificate of Merger, when executed and delivered by the Company, will constitute the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to the effect of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

    3.03  Approval of the Plan of Merger; Meeting of Shareholders.  The Company's Board of Directors has, by resolutions duly adopted, approved this Agreement and the Certificate of Merger and the transactions contemplated hereby and thereby, including the Merger, and resolved to recommend approval of the Merger by the Company's shareholders. None of the resolutions described in this Section 3.03 has been amended or otherwise modified in any respect since the date of adoption thereof and all such resolutions remain in full force and effect.

    3.04  No Breach.  The execution, delivery and performance of this Agreement and the Certificate of Merger by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any lien, security interest, charge or encumbrance upon any assets of the Company, or, except as otherwise set forth in the Disclosure Schedule, require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under the provisions of the Articles of Incorporation or Code of Regulations of the Company or any indenture, mortgage, lease, loan agreement or other material agreement or instrument by which the Company is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which the Company is subject.

    3.05  Governmental Authorities; Consents.  Except for (i) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company is not required to submit any notice, report or other filing with any governmental authority in connection with the execution or delivery by the Company of this Agreement or the Certificate of Merger or the consummation of the transactions contemplated hereby or thereby. Except as set forth in the Disclosure Schedule, no consent, approval or authorization of any governmental or regulatory authority or any other party or person (except the approval of the Certificate of Merger by the shareholders of the Company) is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement, the Certificate of Merger, or the transactions contemplated hereby or thereby.

    3.06  Subsidiaries.  Except as otherwise set forth in the Disclosure Schedule under the caption referencing this Section 3.06, the Company does not own any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any other corporation, organization or entity. Except as otherwise set forth under such caption, all issued and outstanding shares of capital stock of any of the subsidiaries set forth under such caption are owned by the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as otherwise set forth in the Disclosure Schedule under the caption referencing this Section 3.06, all of the outstanding shares of capital stock of such subsidiaries have been duly and validly authorized and issued, and are fully paid and nonassessable. Each of the subsidiaries listed in the Disclosure Schedule under the caption referencing this Section 3.06 is a corporation duly incorporated, validly existing and in good standing under the laws of its place of incorporation, has the corporate power and authority and all authorizations, licenses, permits and certifications necessary to own and operate its properties and to carry on its business as now conducted and presently proposed to be conducted and is qualified to do business as a foreign corporation in every jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

    3.07  Capital Stock.  The authorized capital stock of the Company consists of five million (5,000,000) shares of Class A Common Stock, without par value, of which, as of the date hereof, three million five hundred sixty four thousand seven hundred thirteen (3,564,713) shares are issued and outstanding. All of such outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. In addition, as of the date hereof, there are outstanding stock options to purchase one million thirty thousand seven hundred fifty four (1,030,754) shares of Company Common Stock under the Company Option Plans and/or other employee stock option agreements, all of which are listed in the Disclosure Schedule under the caption referencing this Section 3.07. The Company has no other equity securities or securities containing any equity features authorized, issued or outstanding. Except as otherwise set forth in the Disclosure Schedule, there are no agreements or other rights or arrangements existing that provide for the sale or issuance of capital stock by the Company and, except for the outstanding stock options described above, there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from the Company any shares of capital stock or other securities of the Company. Except for the outstanding stock options described above and as otherwise set forth in the Disclosure Schedule, there are no agreements or other obligations (contingent or otherwise) that may require the Company to repurchase or otherwise acquire any shares of its capital stock.

    3.08  Financial Statements.  The Company has delivered to Great Plains copies of (a) the unaudited consolidated balance sheet, as of March 31, 2000, of the Company (the "Latest Balance Sheet") and the unaudited consolidated statements of earnings, shareholders' equity and cash flows of the Company for the twelve (12) month period ended March 31, 2000 (such statements and the Latest Balance Sheet being herein referred to as the "Latest Financial Statements") and (b) the consolidated audited balance sheets, as of March 31, 1997, March 31, 1998 and March 31, 1999, of the Company and the consolidated audited statements of earnings, shareholders' equity and cash flows of the Company for each of the years ended March 31, 1997, March 31, 1998 and March 31, 1999 (collectively, the "Annual Financial Statements"). The Latest Financial Statements and the Annual Financial Statements are based upon the information contained in the books and records of the Company and fairly present the financial condition of the Company as of the dates thereof and results of operations for the periods referred to therein. The Annual Financial Statements have been prepared in accordance with generally accepted accounting principles, consistently applied throughout the periods indicated. The Latest Financial Statements have been prepared in accordance with generally accepted accounting principles applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data that are required to be prepared in accordance with generally accepted accounting principles) consistently with the Annual Financial

Statements and reflect all adjustments necessary to a fair statement of the results for the interim period(s) presented.

    3.09  Absence of Undisclosed Liabilities.  Except as reflected in the Latest Balance Sheet, the Company has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, or any state of facts existing, with respect to or based upon transactions or events heretofore occurring, except (i) liabilities that have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), (ii) those that are not required to be set forth in the Latest Balance Sheet under generally accepted accounting principles, or (iii) as otherwise set forth in the Disclosure Schedule.

    3.10  No Material Adverse Changes.  Since the date of the Latest Balance Sheet (the "Balance Sheet Date"), there has been no Material Adverse Change in the Company.

    3.11  Absence of Certain Developments.  Since the Balance Sheet Date, the Company has not:

      (a) borrowed any amount or incurred or become subject to any liability in excess of $50,000, except current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

      (b) mortgaged, pledged or subjected to any lien, charge or any other encumbrance, any of its assets with a fair market value in excess of $50,000, except (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, (iii) liens in respect of pledges or deposits under workers' compensation laws, (iv) liens set forth under the caption referencing this Section 4.11 in the Disclosure Schedule or (v) liens voluntarily created in the ordinary course of business, all of which liens aggregate less than $50,000;

      (c) except as otherwise set forth in the Disclosure Schedule, discharged or satisfied any lien or encumbrance or paid any liability, in each case with a value in excess of $50,000, other than current liabilities paid in the ordinary course of business;

      (d) sold, assigned or transferred (including, without limitation, transfers to any employees, affiliates or shareholders) any tangible assets with a fair market value in excess of $50,000, or canceled any debts or claims, in each case, except in the ordinary course of business;

      (e) sold, assigned or transferred (including, without limitation, transfers to any employees, affiliates or shareholders) any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, except license agreements in the ordinary course of business;

      (f)  disclosed, to any person other than Great Plains or Acquisition Subsidiary and authorized representatives of Great Plains or Acquisition Subsidiary, any proprietary confidential information, other than pursuant to a confidentiality agreement prohibiting the use or further disclosure of such information, which agreement is identified in the Disclosure Schedule under the caption referencing this Section 3.11 and is in full force and effect on the date hereof;

      (g) waived any rights of material value or suffered any extraordinary losses or adverse changes in collection loss experience, whether or not in the ordinary course of business or consistent with past practice;

      (h) declared or paid any dividends or other distributions with respect to any shares of the Company's capital stock or redeemed or purchased, directly or indirectly, any shares of the Company's capital stock or any options, except pursuant to normal repurchase rights with respect to vested stock options with respect to terminated employees under the Company's Option Plans, the aggregate amount of which are set forth on the Disclosure Schedule;

      (i)  issued, sold or transferred any of its equity securities, securities convertible into or exchangeable for its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or debt securities, except as reflected in the Disclosure Schedule under the caption referencing Section 3.07;

      (j)  taken any other action or entered into any other transaction other than in the ordinary course of business and in accordance with past custom and practice, or entered into any transaction with any "insider" (as defined in Section 4.23 hereof) other than employment arrangements otherwise disclosed in this Agreement and the Disclosure Schedule, or the transactions contemplated by this Agreement;

      (k) suffered any material theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance;

      (l)  made or granted any bonus or any wage, salary or compensation increase to any director, officer, employee who earns more than $50,000 per year or consultant, except in the normal course of business and pursuant to past practices and/or pursuant to the requirements of an agreement entered into prior to April 1, 2000, or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement, or adopted any new employee benefit plan or arrangement or made any commitment or incurred any liability to any labor organization;

      (m) except as otherwise set forth in the Disclosure Schedule, made any single capital expenditure or commitment therefor in excess of $50,000;

      (n) made any loans or advances to, or guarantees for the benefit of, any persons such that the aggregate amount of such loans, advances or guarantees at any time outstanding is in excess of $50,000;

      (o) except as otherwise set forth in the Disclosure Schedule, made charitable contributions or pledges that in the aggregate exceed $50,000; or

      (p) made any change in accounting principles or practices from those utilized in the preparation of the Annual Financial Statements.

    3.12  Title to Properties.

      (a) The Company does not own any real property. The real property demised by the leases (the "Leases") described under the caption referencing this Section 3.12 in the Disclosure Schedule constitutes all of the material real property used or occupied by the Company (the "Real Property"). The Real Property has access, sufficient for the conduct of the Company's business as now conducted or as presently proposed to be conducted, to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas and other utilities, used in the operation of business at that location.

      (b) The Leases are in full force and effect, and the Company holds a valid and existing leasehold interest under each of the Leases for the term set forth under such caption in the Disclosure Schedule. The Company has delivered to Great Plains complete and accurate copies of each of the Leases, and none of the Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to Great Plains. To the Knowledge of the Company or the Controlling Shareholders, the Company is not in default, and no circumstances exist that, if unremedied, would, either with or without notice or the passage of time or both, result in such default under any of the Leases; nor to the Company's knowledge is any other party to any of the Leases in default.

      (c) The Company owns good and marketable title to each of the tangible properties and tangible assets reflected on the Latest Balance Sheet or acquired since the date thereof, free and clear of all liens and encumbrances, except for (i) liens for current taxes not yet due and payable, (ii) liens set forth under the caption referencing this Section 3.12 in the Disclosure Schedule, (iii) the properties subject to the Leases, (iv) assets disposed of since the date of the Latest Balance Sheet in the ordinary course of business, (v) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers and materialmen and (vi) liens in respect of pledges or deposits under workers' compensation laws, all of which liens aggregate less than $50,000.

      (d) All of the buildings, machinery, equipment and other tangible assets necessary for the conduct of the Company's business are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. There are no defects in such assets or other conditions relating thereto that, in the aggregate, materially adversely affect the operation or value of such assets. The Company owns, or leases under valid leases, all buildings, machinery, equipment and other tangible assets necessary for the conduct of its business.

      (e) To the Knowledge of the Company and the Controlling Shareholders, the Company is not in violation of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used in the operation of its business, and the Company has not received any notice of any such violation, or the existence of any condemnation proceeding with respect to any of the Real Property, except, in each case, with respect to violations the potential consequences of which do not or will not have a material adverse effect on the Company.

      (f)  The Company has no knowledge of improvements made or contemplated to be made by any public or private authority, the costs of which are to be assessed as special taxes or charges against any of the Real Property, and there are no present assessments.

    3.13  Accounts Receivable.  The accounts receivable reflected on the Latest Balance Sheet are valid receivables, are not subject to valid counterclaims or setoffs and are collectible in accordance with their terms, except as otherwise described in the Disclosure Schedule under the caption referencing this Section 3.13, and except to the extent of the bad debt reserve reflected on the Latest Balance Sheet.

    3.14  Inventory.  As of the date of the Latest Balance Sheet, the values at which Company's inventory is carried on the Latest Balance Sheet are in accordance with generally accepted accounting principles

    3.15  Tax Matters.

      (a) Each of the Company and any subsidiary, any affiliated, combined or unitary group of which the Company or any subsidiary is or was a member, any "Plans" (as defined in Section 3.21 hereof), as the case may be (each, a "Tax Affiliate" and, collectively, the "Tax Affiliates"), has: (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed or sent by it in respect of any "Taxes" (as defined in subsection (n) below) or required to be filed or sent by it by any taxing authority having jurisdiction and all such returns are true, correct and complete; (ii) timely and properly paid (or has had paid on its behalf) all Taxes shown to be due and payable on such Returns; (iii) complied with all applicable laws, rules and regulations relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign laws), and timely and properly withheld from individual employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws. All Taxes of the Company which will be due and payable, whether now or hereafter, for any period ending on, ending on and including, or ending prior to the date of Closing, shall have been paid by or on behalf of the Company or shall be reflected, in a manner consistent with past practice, on the Company's books as an accrued Tax liability, either current or deferred, the amount of which is set forth in the Disclosure Schedule referencing this Section 3.15.

      (b) There are no liens for Taxes upon any assets of the Company or of any Tax Affiliate, except liens for Taxes not yet due.

      (c) Except as otherwise set forth in the Disclosure Schedule, no deficiency for any Taxes has been proposed, asserted or assessed against the Company or the Tax Affiliates that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company or the Tax Affiliates regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. Except as otherwise set forth in the Disclosure Schedule, there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns, nor is any such Tax audit or other proceeding pending, nor has there been any notice to the Company by any Taxing authority regarding any such Tax, audit or other proceeding, or, to the best knowledge of the Company, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. Except as otherwise set forth in the Disclosure Schedule, the Company does not expect the assessment of any additional Taxes of the Company or the Tax Affiliates and is not aware of any unresolved questions, claims or disputes concerning the liability for Taxes of the Company or any Tax Affiliate that would exceed the estimated reserves established on its books and records.

      (d) Except as set forth in the Disclosure Schedule, neither the Company nor any Tax Affiliate is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Company or any Tax Affiliate that are not deductible (in whole or in part) under Section 280G of the Code.

      (e) Neither the Company nor any Tax Affiliate has requested any extension of time within which to file any Return, which Return has not since been filed.

      (f)  No property of the Company or any Tax Affiliate is property that the Company or any Tax Affiliate is or will be required to treat as being owned by another person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168 of the Code.

      (g) Except as set forth in the Disclosure Schedule, neither the Company nor any Tax Affiliate is required to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or any Tax Affiliate as a result of the Tax Reform Act of 1986, and neither the Company nor any Tax Affiliate has knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method.

      (h) All transactions that could give rise to an understatement of federal income tax (within the meaning of Section 6661 of the Code as it applied prior to repeal) or an underpayment of tax (within the meaning of Section 6662 of the Code) were reported in a manner for which there is substantial authority or were adequately disclosed (or, with respect to Returns filed before the Closing Date, will be reported in such a manner or adequately disclosed) on the Returns required in accordance with Sections 6661(b)(2)(B) and 6662(d)(2)(B) of the Code.

      (i)  Neither the Company nor any Tax Affiliate has engaged in any transaction that would result in a deemed election under Section 338(e) of the Code, and neither the Company nor any Tax Affiliate will engage in any such transaction within any applicable "consistency period" (as such term is defined in Section 338 of the Code).

      (j)  Neither the Company nor any Tax Affiliate has filed any consent under Section 341(f) of the Code.

      (k) The Company and the Tax Affiliates have evidence of payment for all taxes, charges, fees, levies or other assessments of a foreign country paid or accrued from the date of the formation of each of them, respectively.

      (l)  Neither the Company nor any Tax Affiliate, to the extent it is a "controlled foreign corporation" within the meaning of Section 957 of the Code, has now or has had at any time in the past "subpart F income" within the meaning of Section 952 of the Code.

      (m) All deductions claimed or reported on all Returns of the Company and any Tax Affiliate on account of royalties or similar fees payable with respect to any intellectual property of the Company or any other party are allowable in full.

      (n) For purposes of this Agreement, the term "Taxes" means all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, including, without limitation, all interest and penalties thereon, and additions to tax or additional amounts imposed by any taxing authority, domestic or foreign, upon the Company or any Tax Affiliate.

    3.16  Contracts and Commitments

      (a) The Disclosure Schedule, under the caption referencing this Section 3.16, lists the following agreements, whether oral or written, to which the Company is a party, which are currently in effect, and which relate to the operation of the Company's business: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described under the caption referencing Section 3.21 hereof (or excluded by such Section from inclusion thereunder) in the Disclosure Schedule; (iii) hospitalization insurance or other welfare benefit plan or practice, whether formal or informal, other than as described under the caption referencing Section 3.21 hereof in the Disclosure Schedule (or excluded by such Section from inclusion thereunder); (iv) stock purchase or stock option plan; (v) contract for the employment of any officer and standard form of employment contract for any individual employee or other person on a full-time or consulting basis and all contracts relating to severance pay for any officer, employee or other person; (vi) standard form confidentiality and nondisclosure agreements; (vii) contract, agreement or understanding relating to the voting of Common Stock or the election of directors of the Company; (viii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of the assets of the Company; (ix) guaranty of any obligation for borrowed money or otherwise; (x) lease or agreement under which it is lessee of, or holds or operates any property, real or personal, owned by any other party; (xi) lease or agreement under which it is lessor of, or permits any third party to hold or operate, any property, real or personal; (xii) contract or group of related contracts with the same party for the purchase of products or services under which the undelivered balance of such products or services is in excess of $100,000; (xiii) contract or group of related contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $100,000; (xiv) contract or group of related contracts with the same party (other than any contract or group of related contracts for the purchase or sale of products or services) continuing over a period of more than six (6) months from the date or dates thereof, not terminable by it on thirty (30) days' or less notice without penalty and involving more than $100,000; (xv) contract which prohibits the Company from freely engaging in business anywhere in the world; (xvi) contract for the distribution of the Company's products (including any distributor, sales and original equipment manufacturer contract); (xvii) franchise agreement; (xviii) license agreement, excluding standard end-user license agreements entered into in the ordinary course of business, and any agreement providing for the payment or receipt of royalties or other compensation by the Company in connection with the intellectual property rights listed under the caption referencing Section 3.17 hereof in the Disclosure Schedule; (xix) contract or commitment for capital expenditures in excess of $50,000; (xx) agreement for the sale of any capital asset; (xxi) contract with any affiliate that in any way relates to the Company (other than for employment on customary terms); (xxii) all material agreements that include a change-in-control provision that may be invoked as a result of the transactions contemplated under this Agreement; (xxiii) all contracts with foreign affiliates under which such affiliate has not met its performance requirements or (xxiv) other agreement that is either material to the Company's business or was not entered into in the ordinary course of business

      (b) The Company has performed, in all material respects, all obligations required to be performed by it in connection with the material contracts or commitments required to be disclosed in the Disclosure Schedule under the caption referencing this Section 3.16 and, except as otherwise set forth in the Disclosure Schedule, is not in receipt of any claim of default under any contract or commitment required to be disclosed under such caption; the Company has no present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment required to be disclosed under such caption; and the Company has no knowledge of any material breach or anticipated material breach by any other party to any contract or commitment required to be disclosed under such caption.

      (c) Prior to the date of this Agreement, Great Plains has been supplied with a true and correct copy of each written contract or commitment, and a written description of each oral contract or commitment, referred to under the caption referencing this Section 3.16 in the Disclosure Schedule, together with all amendments, waivers or other changes thereto.

    3.17  Intellectual Property Rights.

      (a) The Disclosure Schedule describes under the caption referencing this Section 3.17 all rights in patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights mask works, trade secrets, know-how or other intellectual property rights owned by, licensed to or otherwise controlled by the Company or used in, developed for use in or necessary to the conduct of the Company's business as now conducted or planned to be conducted. The Company owns and possesses all right, title and interest, or holds a valid license, in and to the rights set forth under such caption.

      (b) The Disclosure Schedule describes under the caption referencing this Section 3.17 all intellectual property rights that have been licensed to third parties and those intellectual property rights that are licensed from third parties. The Company has taken all action reasonably necessary to protect the intellectual property rights set forth under such caption. The Company has not received any notice of, nor are there any facts known to the Company that indicate a likelihood of, any infringement or misappropriation by, or conflict from, any third party with respect to the intellectual property rights that are listed; no claim by any third party contesting the validity of any intellectual property rights listed in the Disclosure Schedule has been made, is currently outstanding or, to the best knowledge of the Company, is threatened; except as otherwise set forth in the Disclosure Schedule, the Company has not received any notice of any infringement, misappropriation or violation by the Company of any intellectual property rights of any third parties, the Company has not infringed, misappropriated or otherwise violated any such intellectual property rights, except where the same could not reasonably be expected to result in a Material Adverse Effect; and no infringement, illicit copying, misappropriation or violation has occurred or will occur with respect to products currently being sold by the Company or with respect to the products currently under development (in their present state of development) or with respect to the conduct of the Company's business as now conducted, except where the same could not reasonably be expected to result in a Material Adverse Effect.

      (c) The Disclosure Schedule under the caption referencing this Section 3.17 contains an accurate and complete listing of all of the Company's database and software programs, including test, prototype and beta versions, and any and all related end user documentation and materials (hereinafter collectively referred to as the "Software Programs"). Except as otherwise set forth in the Disclosure Schedule, the Company owns all Software Programs, and the Company was the original developer of Software Programs or ownership of Software Programs was duly assigned by the owner to the Company, in writing. The source code for the Software Programs (the "Source Code") is current as of the date of this Agreement, reflects the most current version or release of the Software Programs and is sufficient to build, modify and maintain such Software Programs. Except as otherwise set forth in the Disclosure Schedule, no Source Code has been deposited with or transferred to any third party.

      (d) All of the Software Programs currently licensed by the Company function in all material respects in a manner as to allow the error-free computation of dates before, during and after January 1, 2000 ("Year 2000 Compliant") and will properly record, store, process, manage, specify and print four-digit dates (and data involving or based on four-digit dates) falling on or after January 1, 2000, in the same manner, and with the same functionality, accuracy, data integrity and performance as it records, stores, processes, manages, specifies and prints calendar dates and date data (and data utilizing or based on that data) falling on or before December 31, 1999. The Company has no knowledge that any material supplier's products or business processes are not Year 2000 Compliant in any material respect.

    3.18  Litigation.  Except as set forth in the Disclosure Schedule under the caption referencing this Section 3.18, there are no actions, suits, proceedings, orders or investigations pending or, to the Knowledge of the Company or the Controlling Shareholders, threatened against the Company, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

    3.19  Warranties.  The Disclosure Schedule summarizes under the caption referencing this Section 3.19 all material claims outstanding, pending or, to the best Knowledge of the Company, threatened for breach of any warranty relating to any products sold by the Company prior to the date hereof. The description of the Company's product warranties set forth under the caption referencing this Section 3.19 is correct and complete in all material respects. The reserves for warranty claims on the Latest Balance Sheet are consistent with the Company's prior practices and are fully adequate to cover all warranty claims made or to be made against any products of the Company sold prior to the date thereof based on the Company's prior experience.

    3.20  Employees.  (a) To the Knowledge of the Company or the Controlling Shareholders, no executive employee of the Company, other than Gary M. Harpst and Jack W. Ridge, and no group of the Company's employees has any plans to terminate his or its employment; (b) the Company has complied with all material laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes; (c) the Company has no material labor relations problem pending and its labor relations are satisfactory; (d) there are no workers' compensation claims pending against the Company, nor is the Company aware of any facts that would give rise to such a claim; (e) to the Knowledge of the Company or the Controlling Shareholders, no employee of the Company has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose information concerning his work to anyone other than the Company; (f) to the Knowledge of the Company or the Controlling

Shareholders, no employee or former employee of the Company has any claim with respect to any intellectual property rights of the Company set forth under the caption referencing Section 3.17 in the Disclosure Schedule; and (g) to the Knowledge of the Company or the Controlling Shareholders, all employees, consultants and contractors of the Company have executed written agreements with the Company that assign to the Company all rights to any inventions, improvements, discoveries or information relating to the business of the Company. The Disclosure Schedule, under the caption referencing this Section 3.20, lists, as of the date set forth in the Disclosure Schedule, each employee of the Company and the position, title, remuneration (including any scheduled salary or remuneration increases), date of employment and accrued vacation pay of each such employee.

    3.21  Employee Benefit Plans.

      (a) Except as set forth under the caption referencing Section 3.21 hereof in the Disclosure Schedule, with respect to all employees and former employees of the Company and all dependents and beneficiaries of such employees and former employees, (i) the Company does not maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements; (ii) the Company does not maintain or contribute to any qualified defined contribution plans (as defined in Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 414(i) of the Code); (iii) the Company does not maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code); and (iv) the Company does not maintain or contribute to any employee welfare benefit plans (as defined in Section 3(1) of ERISA); and the Company does not maintain or contribute to any other employee benefit plans, programs or policies that are not employee benefit plans (as defined in Section 3(3) of ERISA).

      (b) To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all employee benefit plans (as defined in Section 3(3) of ERISA) that the Company does maintain or to which it does contribute (collectively, the "Plans") comply in all material respects with the requirements of ERISA and the Code. With respect to the Plans, (i) all required contributions that are due have been made and a proper accrual has been made for all contributions due in the current fiscal year; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code).

      (c) Great Plains has received true and complete copies of (i) the most recent determination letter, if any, received by the Company from the Internal Revenue Service regarding the Plans that the Company maintains or to which it contributes and any amendment to any Plan made subsequent to any Plan amendments covered by any such determination letter; (ii) the most recent financial statements and annual report or return for the Plans; and (iii) the most recently prepared actuarial valuation reports.

      (d) The Company does not contribute (and has not ever contributed) to any multi-employer plan, as defined in Section 3(37) of ERISA. The Company has no actual or potential liabilities under Section 4201 of ERISA for any complete or partial withdrawal from a multi-employer plan. The Company has no actual or potential liability for death or medical benefits after separation from employment, other than (i) death benefits under the employee benefit plans or programs (whether or not subject to ERISA) set forth under the caption referencing this Section 3.21 in the Disclosure Schedule and (ii) health care continuation benefits described in Section 4980B of the Code.

      (e) Neither the Company nor any of its directors, officers, employees or other "fiduciaries," as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the Plans that would subject the Company, Great Plains, Acquisition Subsidiary, the Surviving Corporation or Great

  Plains' subsidiaries or any of their respective directors, officers or employees to any liability under ERISA or any applicable law.

      (f)  The Company has not incurred any liability for any tax or civil penalty or any disqualification of any employee benefit plan (as defined in Section 3(3) of ERISA) imposed by Sections 4980B and 4975 of the Code and Part 6 of Title I and Section 502(i) of ERISA.

      (g) No Plan that is intended to be qualified under Section 401(a) of the Code has received or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers which qualify as transfers from eligible rollover distributions within the meaning of Code Section 402(c)(4).

      (h) No state of facts or conditions exist which reasonably could be expected to subject the Company to any material liability (other than routine claims for benefits) under the terms of any Plan or applicable law.

      (i)  The Company has not made or committed to make any material increase in contributions or benefits under any Plan which would become effective either on or after the Closing Date.

      (j)  No Plan is currently under audit or examination by the Internal Revenue Service or the United States Department of Labor.

      (k) The events contemplated in this Agreement will not trigger, or entitle any current or former employee of the Company or its Subsidiaries to, severance, termination or change in control payments under any Plan.

      (l)  The Company can terminate each Plan, and withdraw from participation in each group policy without further liability to the Company, Great Plains, Acquisition Subsidiary, the Surviving Corporation or Great Plains' Subsidiaries or any of their respective directors, officers or employees, the Plan(s) or participants in such Plan(s).

    3.22  Insurance.  The Disclosure Schedule, under the caption referencing this Section 3.22, lists and briefly describes each insurance policy maintained by the Company with respect to the Company's properties, assets and operations and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect and are issued by insurers of recognized responsibility. The Company is not in default with respect to its obligations under any of such insurance policies.

    3.23  Affiliate Transactions.  Except as disclosed under the caption referencing this Section 3.23 in the Disclosure Schedule, and other than pursuant to this Agreement, no officer, director or employee of the Company or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons) (collectively "insiders"), has any agreement with the Company (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (other than ownership of capital stock of the Company). None of the insiders has any direct or indirect interest in any competitor, supplier or customer of the Company or in any person, firm or entity from whom or to whom the Company leases any property, or in any other person, firm or entity with whom the Company transacts business of any nature. For purposes of this Section 3.23, the members of the immediate family of an officer, director or employee shall consist of the spouse, Great Plains, children, siblings, mothers-and fathers-in-law, sons- and daughters-in-law and brothers- and sisters-in-law of such officer, director or employee.

    3.24  Resellers and Customers.  The Disclosure Schedule, under the caption referencing this Section 3.24, lists the one hundred (100) largest resellers of the Company for the fiscal year ended

March 31, 2000 and sets forth opposite the name of each such reseller the approximate percentage of net sales by the Company attributable to such reseller for each such period. Since the Balance Sheet Date, no reseller listed on the Disclosure Schedule under the caption referencing this Section 3.24 has indicated that it will stop or decrease the rate of business done with the Company except for changes in the ordinary course of the Company's business. The Company has at least eight thousand (8,000) Solomon IV customers on active support plans and one thousand four hundred (1,400) Solomon III customers on active support plans. The Company has approximately nineteen thousand (19,000) customers on all product lines that are not on active support plans.

    3.25  Officers and Directors; Bank Accounts.  The Disclosure Schedule, under the caption referencing this Section 3.25, lists all officers and directors of the Company and its subsidiaries and all of the Company's bank accounts (designating each authorized signer).

    3.26  Compliance with Laws; Permits.

      (a) The Company, and, to the Knowledge of the Company and the Controlling Shareholders, the Company's officers, directors, agents and employees have complied in all material respects with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations and other requirements pertaining to product labeling, consumer products safety, equal employment opportunity, employee retirement, affirmative action and other hiring practices, occupational safety and health, workers' compensation, unemployment and building and zoning codes, that materially affect the business of the Company or the Real Property and to which the Company may be subject, and no claims have been filed against the Company alleging a violation of any such laws, regulations or other requirements. Neither the Company nor any of the Controlling Shareholders has Knowledge of any action, pending or threatened, to change the zoning or building ordinances or any other laws, rules, regulations or ordinances affecting the Real Property. The Company is not relying on any exemption from or deferral of any such applicable law, regulation or other requirement that would not be available to Great Plains after it acquires the Company's properties, assets and business.

      (b) The Company has, in full force and effect, all material licenses, permits and certificates, from federal, state, local and foreign authorities (including, without limitation, federal and state agencies regulating occupational health and safety) reasonably necessary to conduct their business and own and operate their properties (collectively, the "Permits"). A true, correct and complete list of all the Permits is set forth under the caption referencing this Section 3.26 in the Disclosure Schedule. The Company has conducted its business in compliance with all material terms and conditions of the Permits.

      (c) The Company has not made or agreed to make gifts of money, other property or similar benefits (other than incidental gifts of articles of nominal value) to any actual or potential customer, supplier, governmental employee or any other person in a position to assist or hinder the Company in connection with any actual or proposed transaction.

      (d) In particular, but without limiting the generality of the foregoing, the Company has not received a notice or charge asserting any violation of or liability under, and, to the Knowledge of the Company and the Controlling Shareholders, has not violated and has no liability under, the federal Occupational Safety and Health Act of 1970 or any other federal or state acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety.

    3.27  Environmental Matters.  Neither the Company nor, to the Knowledge of the Company or any of the Controlling Shareholders, any other person (including, without limitation, any previous owner, lessee or sublessee) has treated, stored or disposed of any material amounts of petroleum products, hazardous waste, hazardous substances, pollutants or contaminants on the Real Property, or any real property previously owned, leased, subleased or used by the Company in the operation of its business, in violation of any applicable foreign, federal, state or local statutes, regulations or ordinances, or common law, in each case as in existence at or prior to the Closing, which would constitute a material liability of the Company. To the Knowledge of the Company and the Controlling Shareholders, there have been no releases of any material amounts of petroleum, petroleum products, hazardous waste, hazardous substances, pollutants or contaminants on, at or from any assets or properties, including, without limitation, the Real Property, owned, leased, subleased or used by the Company in the operation of its business during the time such assets or properties were owned, leased, subleased or used by the Company (or, to the Knowledge of the Company or the Controlling Shareholders, prior to such time), including, without limitation, any releases of any material amounts of petroleum, petroleum products, hazardous waste, hazardous substances, pollutants or contaminants in violation of any law, which would constitute a material liability of the Company

    3.28  Brokerage.  Except as set forth in the Disclosure Schedule under the caption 3.28, no third party shall be entitled to receive any brokerage commissions, finder's fees, fees for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

    3.29  Tax Matters.  Neither the Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Great Plains or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    3.30  Representations and Warranties of Controlling Shareholders.  Each of the Controlling Shareholders represents and warrants to Great Plains that (a) he owns the number of shares of Company Common Stock as set forth next to his name in the Disclosure Schedule referencing this Section 3.30, free and clear of all liens, charges, encumbrances or claims of any nature; (b) he has had the opportunity to conduct due diligence and has conducted due diligence on Great Plains and in that regard has had an adequate opportunity to ask questions of and obtain from representatives of Great Plains the information necessary to permit him to evaluate the merits and risks of his investment in Great Plains, has been furnished copies of the Great Plains SEC Documents (as such term is defined in Section 4.05) and has reviewed the Great Plains SEC documents; and (c) he has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the acquisition of the Great Plains Common Stock to be received by him of record or beneficially in the Merger (the "Merger Shares") and to make an informed investment decision with respect to that purchase, and is able to bear the economic risk of holding the Merger Shares for an indefinite period

    3.31  Disclosure.  Neither this Agreement nor any of the Exhibits hereto nor any of the documents delivered by or on behalf of the Company or the Controlling Shareholders pursuant to Article VII hereof nor the Disclosure Schedule nor any of the Annual and Latest Financial Statements hereof, taken as a whole, contain any untrue statement of a material fact regarding the Company or the business of the Company or the transactions contemplated by this Agreement. This Agreement, the Exhibits hereto, the documents delivered to Great Plains by or on behalf of the Company or the Controlling Shareholders pursuant to Article VII hereof, the Disclosure Schedule and the Financial Statements, taken as a whole, do not omit any material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading, and there is no fact which has not been disclosed to Great Plains of which the Company is aware which has or could reasonably be anticipated to result in a Material Adverse Effect on the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
GREAT PLAINS AND ACQUISITION SUBSIDIARY

    Great Plains and Acquisition Subsidiary hereby represent and warrant to the Company and the Controlling Shareholders that:

    4.01  Incorporation and Corporate Power.  Each of Great Plains and Acquisition Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, with the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement has been duly and validly approved and authorized by Great Plains' and Acquisition Subsidiary's Boards of Directors in compliance with applicable law and Great Plains' and Acquisition Subsidiary's Articles of Incorporation.

    4.02  Execution, Delivery; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement by Great Plains and Acquisition Subsidiary and the execution of the Certificate of Merger by Acquisition Subsidiary, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or the Certificate of Merger. This Agreement has been duly executed and delivered by Great Plains and Acquisition Subsidiary and constitutes the valid and binding obligation of Great Plains and Acquisition Subsidiary, enforceable in accordance with its terms and the Certificate of Merger, when executed and delivered by Acquisition Subsidiary, will constitute the valid and binding obligation of Acquisition Subsidiary, enforceable in accordance with its terms.

    4.03  No Breach.  The execution, delivery and performance of this Agreement and the Certificate of Merger by Great Plains and/or Acquisition Subsidiary and the consummation by Great Plains and Acquisition Subsidiary of the transactions contemplated hereby and thereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination under the provisions of the Articles of Incorporation or Bylaws of Great Plains, the Articles of Incorporation or Code of Regulations of Acquisition Subsidiary or any indenture, mortgage, lease, loan agreement or other agreement or instrument by which either Great Plains or Acquisition Subsidiary is bound or affected the breach, default, violation or termination of which would result in a material adverse effect on Great Plains or Acquisition Subsidiary.

    4.04  Governmental Authorities; Consents.  Except for (i) the applicable filing requirements under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Great Plains or Acquisition Subsidiary is required to submit any notice, report or other filing with any governmental authority in connection with the execution or delivery by it of this Agreement, the Certificate of Merger or the consummation of the transactions contemplated hereby or thereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or person is required to be obtained by either Great Plains or Acquisition Subsidiary in connection with its execution, delivery and performance of this Agreement, the Certificate of Merger or the transactions contemplated hereby or thereby.

    4.05  SEC Documents.  Great Plains has made available to the Company and the Shareholders a true and complete copy of its latest Annual Report on Form 10-K, definitive proxy statement, annual report to shareholders and all periodic reports filed by Great Plains with the Securities Exchange Commission ("SEC") since the end of the Company's last fiscal year (as such documents have since the time of their filing been amended, the "Great Plains SEC Documents"). As of their respective dates, the Great Plains SEC Documents complied in all material respects with the requirements of the

Securities Act or the Securities Exchange Act of 1934, as amended, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Great Plains SEC Documents or such other forms, reports or other documents. None of the Great Plains SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    4.06  Financial Statements.  The financial statements of Great Plains included in the Great Plains SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments, which were not individually or in the aggregate material) in all material respects the consolidated financial position of Great Plains as at the dates thereof and the results of its operations and cash flows for the periods then ended. Except as set forth in the Great Plains SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, Great Plains has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Great Plains and its consolidated subsidiaries or in the notes thereto which, individually or in the aggregate, would have a material adverse effect.

    4.07  No Material Adverse Changes.  Since the date of the Great Plains SEC Documents, there has been no material adverse change in the assets, financial condition or operating results of Great Plains (a "Great Plains Material Adverse Change"). The parties agree that for purposes of this Agreement, changes in Great Plains' stock price shall not be deemed to be a Great Plains Material Adverse Change.

    4.08  Capital Stock.  The description of the authorized capital stock of Great Plains in the Great Plains SEC Documents is accurate. All of the outstanding shares of Great Plains Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Great Plains' outstanding stock options to purchase shares of its Common Stock are accurately described in the Great Plains SEC Documents. Except as described in the Great Plains SEC Documents, Great Plains has no other equity securities or securities containing any equity features authorized, issued or outstanding. Except as described the Great Plains SEC Documents, there are no agreements or other rights or arrangements existing which provide for the sale or issuance of capital stock by Great Plains and, except as described in the Great Plains SEC Documents, there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from Great Plains any shares of capital stock or other securities of Great Plains of any kind. Except as may be described in the Great Plains SEC Documents, there are no agreements or other obligations (contingent or otherwise) which may require Great Plains to repurchase or otherwise acquire any shares of its capital stock.

    4.09  Acquisition Subsidiary.  All of the outstanding capital stock of Acquisition Subsidiary is owned by Great Plains free and clear of any lien, claim or encumbrance or any agreement with respect thereto. Since the date of its incorporation, Acquisition Subsidiary has not engaged in any activity of any nature except in connection with or as contemplated by this Agreement.

    4.10  Tax Matters.  Neither Great Plains nor Acquisition Subsidiary, nor, to Great Plains' knowledge, any of Great Plains' affiliates, has taken or agreed to take any action, or knows of any circumstances that (without regard to any action taken or agreed to be taken by the Company, the Controlling Shareholders or any of their affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

ARTICLE V
CONDUCT PRIOR TO THE EFFECTIVE TIME

    5.01  Conduct of the Business.  The Company shall observe, and the Controlling Shareholders shall, to the extent they may legally do so, cause the Company to observe, each term set forth in this Section 5.01 and agree that, from the date hereof until the Effective Time, unless otherwise consented to by Great Plains in writing:

      (a) The business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of the Company's business, on an arm's-length basis and in accordance in all material respects with all applicable laws, rules and regulations and the Company's past custom and practice;

      (b) The Company shall not, directly or indirectly, do or permit to occur any of the following: (i) issue or sell any additional shares of (except as a result of the exercise of existing Company Options), or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its capital stock; (ii) sell, pledge, dispose of or encumber any of its assets, except in the ordinary course of business; (iii) amend or propose to amend its Articles of Incorporation or Regulations; (iv) split, combine or reclassify any outstanding shares of common stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property, or otherwise with respect to shares of common stock; (v) redeem, purchase or acquire or offer to acquire any shares of common stock or other securities of the Company; (vi) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof; (vii) incur any indebtedness for borrowed money or issue any debt securities except the borrowing of working capital in the ordinary course of business and consistent with past practice; (viii) permit any accounts payable owed to trade creditors to remain outstanding more than sixty (60) days; (ix) accelerate, beyond the normal collection cycle, collection of accounts receivable; or (x) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 6.01(b);

      (c) The Company shall not, directly or indirectly, (i) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers, directors or consultants except in the normal course of business and pursuant to past practices and/or pursuant to the requirements of an agreement entered into prior to April 1, 2000; or (ii) in the case of employees, officers or consultants who earn in excess of $50,000 per year, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

      (d) The Company shall not adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, trust, fund or group arrangement for the benefit or welfare of any employees or any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangements for the benefit or welfare of any director;

      (e) The Company shall not cancel or terminate its current insurance policies or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

      (f)  The Company shall (i) use its best efforts to preserve intact the Company's business organization and goodwill, keep available the services of the Company's officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with the Company; (ii) confer on a regular and frequent basis with representatives of Great Plains to report operational matters and the general status of ongoing operations; (iii) not intentionally take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at the Closing; (iv) notify Great Plains of any emergency or other change in the normal course of the Company's business or in the operation of the Company's properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material, individually or in the aggregate, to the business, operations or financial condition of the Company or Great Plains' or Acquisition Subsidiary's ability to consummate the transactions contemplated by this Agreement and the Plan of Merger; and (v) promptly notify Great Plains and Acquisition Subsidiary in writing if the Company shall discover that any representation or warranty made by it in this Agreement was when made, or has subsequently become, untrue in any respect;

      (g) The Company shall file (or cause to be filed) at its own expense, on or prior to the due date thereof, all Tax returns required to be filed for all Tax periods ending on or before the date of Closing; provided, however, that the Company shall not file any such Tax returns, or other returns, elections, claims for refund or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, property, withholding or employment tax returns or statements) for any Tax period without prior approval of Great Plains. The Company shall provide Great Plains with a copy of appropriate work papers, schedules, drafts and final copes of each federal and state income Tax return to election of the company (including returns of all employee benefit Plans) at least twenty (20) days before filing such return or election and shall reasonably cooperate with any request by Great Plains in connection therewith;

      (h) Neither the Company nor any of the Controlling Shareholders will take any action that would prevent the Merger from qualifying as a reorganization with the meaning of Section 368 of the Code

      (i)  The Company shall cooperate with Great Plains and Acquisition Subsidiary in obtaining the opinion of Ernst & Young LLP described in Section 7.02(g) and in connection therewith shall deliver to Ernst & Young customary representation letters.

      (j)  The Company shall not perform any act referenced by (or omit to perform any act, which omission is referenced by) the terms of Section 3.11.

    5.02  Access to Books and Records.  Between the date hereof and the Effective Time, the Company shall afford to Great Plains and its authorized representatives full access at all reasonable times and upon reasonable notice, to the offices, properties, books, records, officers, employees and other items of the Company, and the work papers of Ernst & Young, the Company's independent accountants, and otherwise provide such assistance as is reasonably requested by Great Plains in order that Great Plains may have a full opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of the Company. In addition, the Company and its officers and directors shall cooperate fully (including providing introductions, where necessary) with Great Plains to enable Great Plains to contact such third parties, including customers, prospective customers, specifying agencies, vendors or suppliers as Great Plains deems reasonably necessary to complete its due diligence.

    5.03  Meeting of Shareholders.  The Company shall, promptly after the date of this Agreement, take all action necessary in accordance with the OGCL and its Articles of Incorporation and Code of Regulations to convene a meeting of the shareholders of the Company for the purpose of voting to approve the Merger, and the Company shall consult with Great Plains in connection therewith. The Company shall prepare proxy materials, in accordance with requirements of the corporate laws of the state of Ohio, in form and substance satisfactory to Great Plains, and shall use its best efforts to solicit from the shareholders of the Company proxies in favor of the Merger and shall take all other actions necessary or advisable to secure the vote or consent of shareholders required by the OGCL to approve the Merger.

    5.04  No Negotiations.  From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to its terms, neither the Company nor the Controlling Shareholders shall, and the Company will instruct its officers, directors, employees, agents, representatives and affiliates, not to, directly or indirectly solicit, initiate or encourage submission of any proposal or offer from any person or entity (including any of its or their officers or employees, representatives, agents, or affiliates) relating to any liquidation, dissolution, recapitalization, tender or exchange offer, solicitation of proxies, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, the Company or other similar transaction or business combination involving the Company except as provided pursuant to this Agreement, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing. The Company shall promptly notify Great Plains if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made and shall promptly provide Great Plains with such information regarding such proposal, offer, inquiry or contact as Great Plains may request.

    5.05  Regulatory Filings.  The Company and the Controlling Shareholders shall, as promptly as practicable after the execution of this Agreement, make or cause to be made all filings and submissions under the HSR Act and any other laws or regulations applicable to the Company for the consummation of the transactions contemplated herein. The Company and the Controlling Shareholders will coordinate and cooperate with Great Plains and Acquisition Subsidiary in exchanging such information, will not make any such filings without providing to Great Plains a final copy for its review and consent at least two (2) full business days in advance of the proposed filings and will provide such reasonable assistance as Great Plains may request in connection with the foregoing.

    5.06  Conditions.  The Company and the Controlling Shareholders shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 7.02 hereof to be fulfilled and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof (but in any event within three (3) business days of such date.)

    5.07  Audited Financial Statements.  As promptly as practicable after the date hereof, the Company shall deliver to Great Plains audited consolidated financial statements of the Company for the year ended March 31, 2000 prepared by Ernst & Young LLP.

    5.08  Great Plains and Acquisition Subsidiary Obligations.

      (a) Great Plains and Acquisition Subsidiary shall, as promptly as practicable after the execution of this Agreement, make or cause to be made all filings and submissions under the HSR Act and any other laws or regulations applicable to Great Plains or Acquisition Subsidiary for the consummation of the transactions contemplated herein. Great Plains and Acquisition Subsidiary will coordinate and cooperate with the Company in exchanging such information, will not make any such filings without providing to the Company a final copy for its review and consent at least two (2) full business days in advance of the proposed filings and will provide such reasonable assistance as the Company may request in connection with the foregoing.

      (b) Neither Great Plains nor Acquisition Subsidiary will take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code and each of Great Plains and Acquisition Subsidiary shall cooperate with the Company in obtaining the opinion of Ernst & Young LLP described in Section 7.02(g), including delivering to Ernst & Young customary representation letters.

      (c) Great Plains and Acquisition Subsidiary shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 8.03 herein to be fulfilled and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof (but in any event within three (3) business days of such date.)

    5.09  Preparation of Form S-4 and the Proxy Statement.  As soon as practicable following the date hereof, (i) the Company and Great Plains shall cooperate in the preparation of a registration statement on Form S-4 (the "Form S-4") to be filed with the SEC by Great Plains in connection with the issuance of Great Plains Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement")). Each of the Company and Great Plains shall use reasonable efforts to have the Form S-4 declared effective under the Securities Act of 1933, as amended (the "Securities Act") as promptly as practicable after such filing and to maintain such effectiveness until the shares covered thereby have been issued. Great Plains shall provide the Company with copies of all filings made pursuant to this Section 5.09 and shall consult with the Company on any responses to comments made by the staff of the SEC with respect thereto. The Company will use reasonable efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Great Plains shall, at its expense, also take any action required to be taken under any applicable state securities laws in connection with the issuance of Great Plains Common Stock in the Merger.

    5.10  Information Supplied by the Company.  None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in: (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the Company's shareholders and at the time of the meeting of the Company's shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, the Company shall promptly inform Great Plains. All documents, if any, that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

    5.11  Information Supplied by Great Plains.  None of the information supplied or to be supplied by Great Plains specifically for inclusion or incorporation by reference in: (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement will, at the date it is first mailed to the Company's shareholders and at the time of the meeting of the Company's shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Great Plains or its officers and directors, should be discovered by Great Plains which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, Great Plains shall promptly inform the Company and shall promptly prepare such supplement or amendment and file such amendment to the Form S-4. All documents that Great Plains is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder. Prior to the date of Closing, Great Plains shall use reasonable efforts to cause the shares of Great Plains Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or blue sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable the Great Plains Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

    5.12  Nasdaq Listing.  Great Plains shall promptly prepare and submit a listing application in accordance with the rules of the Nasdaq National Market covering the shares of Great Plains Common Stock to be issued in connection with the Merger and to be issued in connection with the exercise of Company Options to be assumed by Great Plains hereunder. Great Plains shall use reasonable efforts to have such application approved by the Nasdaq National Market prior to the Effective Time.

ARTICLE VI
ADDITIONAL AGREEMENTS

    6.01  Escrow Fund.  Simultaneously with the Merger on the Effective Date, five million dollars ($5,000,000) of the Aggregate Consideration to be delivered to the shareholders in the Merger will be delivered to the Escrow Agent (as such term is defined in the Escrow Agreement attached hereto as Exhibit A (the "Escrow Agreement")), in relative amounts of Cash Consideration and Stock Consideration as provided in Section 2.01(c). Such cash and Great Plains Common Stock shall constitute an escrow fund (the "Escrow Fund") to be governed by the terms set forth in the Escrow Agreement. The portion of the Escrow Fund contributed on behalf of each of the shareholders shall be in proportion to the Aggregate Consideration which such holder would otherwise be entitled under Section 2.01. The Escrow Fund shall terminate one (1) year after the Effective Date (the "Escrow Period"); provided that the Escrow Period shall not terminate with respect to such amount of cash and Great Plains Common Stock (or some portion thereof) that, together with the aggregate amount of cash and Great Plains Common Stock remaining in the Escrow Fund, is necessary in the reasonable judgment of Great Plains, subject to the notice procedures in the Escrow Agreement, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period. Any claims will be paid first with escrowed cash, then with Great Plains Common Stock. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the shareholders the remaining proceeds of the Escrow Fund not required to satisfy such claims, in proportion to the shareholders' respective original contributions to the Escrow Fund, in accordance with the provisions of the Escrow Agreement. Gary M. Harpst shall act as representative for the Company's shareholders with respect to the Escrow Agreement, as provided in the Escrow Agreement (the "Shareholder Representative"). The provisions of the Escrow Agreement shall govern in the event of any conflict between the Escrow Agreement and this Section 6.01.

    6.02  Non-Competition Agreement.  Each of the Controlling Shareholders shall enter into a Non-Competition Agreement with Great Plains and Acquisition Subsidiary in form and substance reasonably satisfactory to Great Plains.

    6.03  Covenants of Shareholder.  Each of the Controlling Shareholders hereby consents to the Merger, hereby agrees to provide an irrevocable proxy, in form and substance acceptable to Great Plains, to Great Plains contemporaneous with the execution of this Agreement, and to take such other action in order to obtain approval of the Merger may be reasonably requested by Great Plains.

    6.04  Nomination to Great Plains Board of Directors.  Promptly after Closing, Great Plains will cause to be appointed to the Great Plains Board of Directors one (1) individual selected by the Company who is acceptable to Great Plains in its sole discretion. Such appointment shall be subject to the terms and conditions of Great Plains' Articles of Incorporation and Bylaws, including shareholder election at Great Plains' next annual meeting of shareholders.

    6.05  Lock-Up.  Each Controlling Shareholder hereby covenants and agrees that, commencing on the date of the Closing and ending one hundred eighty (180) days thereafter (the "Lock-Up Period"): (i) none of the Merger Shares held by such Controlling Shareholder of record will be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of, directly or indirectly and (ii) such Controlling Shareholder shall not engage in put, call, short-sale, hedge, straddle or similar transactions intended to reduce the Controlling Shareholder's risk of owning such Merger Shares. Certificates representing the Shares shall bear the following legend:

      The shares represented by this certificate are subject to a contractual restriction on transfer that expires on [            , 2000] and may not be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of during the period of such contractual restriction without the prior written consent of Great Plains Software, Inc.

    6.06  280G Approval.  The Company shall make no payments that separately or in the aggregate could or would result in the payment of any "excess parachute payments" within the meaning of Code Section 280G, unless and until such payments are approved by the Company's shareholders in accordance with the provisions of Code Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B), and the Company shall obtain shareholder approval of any such payments in accordance with such sections of the Code prior to the Effective Time.

ARTICLE VII
CONDITIONS TO CLOSING

    7.01  Conditions to Great Plains' and Acquisition Subsidiary's Obligations.  The obligation of Great Plains and Acquisition Subsidiary to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or before the Effective Time:

      (a) The representations and warranties set forth in Article III hereof shall be true and correct in all material respects at and as of the Effective Time as though then made and as though the Effective Time had been substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures by the Company of discoveries, events or occurrences arising on or after the date hereof), except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date;

      (b) The Company shall have performed in all material respects all of the covenants and agreements required to be performed and complied with by it under this Agreement prior to the Effective Time;

      (c) The Company shall have obtained, or caused to be obtained, each material consent and approval necessary in order that the transactions contemplated herein not constitute a breach or violation of, or result in a right of termination or acceleration of, or creation of any encumbrance on any of the Company's assets pursuant to the provisions of, any material agreement, arrangement or undertaking of or affecting the Company or any material license, franchise or permit of or affecting the Company;

      (d) This Agreement and the Certificate of Merger shall have been duly and validly authorized by the Board of Directors and the shareholders of the Company, and the Company shall have delivered to Great Plains evidence, in form satisfactory to Great Plains' counsel, of such authorization and approval, and the Certificate of Merger shall have been duly executed by the Company;

      (e) All material governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated by this Agreement or the Certificate of Merger will have been duly made and obtained;

      (f)  There shall not be threatened, instituted or pending any action or proceeding, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with such transactions, (ii) seeking to prohibit direct or indirect ownership or operation by Great Plains or Acquisition Subsidiary of all or a material portion of the business or assets of the Company, or to Great Plains or Acquisition Subsidiary or the Company to dispose of or to hold separately all or a material portion of the business or assets of Great Plains or Acquisition Subsidiary or of the Company, as a result of the transactions contemplated hereby, (iii) seeking to require direct or indirect transfer or sale by Great Plains or Acquisition Subsidiary of any of the shares of Company Common Stock, (iv) seeking to invalidate or render unenforceable any material provision of this Agreement, the Certificate of Merger or any of the other agreements attached as exhibits hereto (collectively, the "Related Agreements") or (v) otherwise relating to and materially adversely affecting the transactions contemplated hereby;

      (g) There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or foreign court, government or governmental authority or agency that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 7.02(f) hereof;

      (h) Great Plains or Acquisition Subsidiary shall not have discovered any fact or circumstance existing as of the date of this Agreement that has not been disclosed to Great Plains and Acquisition Subsidiary as of the date of this Agreement regarding the assets, financial condition, operating results, customer, employee or supplier relations, business condition or prospects of the Company that is, individually or in the aggregate with other such facts and circumstances, materially adverse to the Company or to the value of the shares of Company Common Stock;

      (i)  There shall have been no damage, destruction or loss of or to any property or properties owned or used by the Company, whether or not covered by insurance, that, in the aggregate, has, or would be reasonably likely to have, a material adverse effect on the Company;

      (j)  No more than 5% of the outstanding shares of Company Common Stock shall be qualified to be Dissenting Shares as of the Effective Time;

      (k) Great Plains shall have received from counsel for the Company a written opinion, dated the date of the Effective Time, addressed to Great Plains and in form and substance reasonably satisfactory to Great Plains' counsel;

      (l)  The Company shall have delivered to Great Plains audited financial statements of the Company for the year ended March 31, 2000 to Great Plains' reasonable satisfaction;

      (m) The Company shall have delivered to Great Plains a letter from John Howell stating that he will not exercise his option to acquire Company Common Stock prior to the Closing;

      (n) Great Plains shall be satisfied that consummation of the transactions contemplated in this Agreement shall not cause compensation accounting charges arising from Company Options;

      (o) The Form S-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings seeking a stop order, and the Proxy Statement shall not at the Effective Time of the Merger be subject to any proceedings commenced or threatened by the SEC;

      (p) The shares of Great Plains Common Stock constituting the Stock shall have been approved for listing on the Nasdaq National Market System;

      (q) Great Plains shall have received customary Rule 145 letters, in form and substance acceptable to Great Plains, from affiliates of the Company from whom Great Plains requests such letters;

      (r) All outstanding buy-sell agreements relating to the Company's Common Stock shall have been terminated to Great Plains' satisfaction;

      (s) All trusts of the Controlling Shareholders that will receive Merger Shares shall have entered into lock-up agreements in form and substance satisfactory to Great Plains; and

      (t)  Prior to the Effective Time, the Company shall have delivered to Great Plains all of the following:

         (i) a certificate of the Chairman of the Company in a form reasonably acceptable to Great Plains, dated as of the date of the Effective Time, stating that the conditions precedent set forth in subsections (a) and (b) above have been satisfied;

        (ii) copies of the third party and governmental consents and approvals and of the authorizations referred to in subsections (c), (d) and (e) above;

        (iii) the Company's minute books, stock transfer records, corporate seal and other materials related to the Company's corporate administration;

        (iv) resignations (effective as of the Effective Time) from such of the Company's officers and directors as Great Plains shall have requested prior to the Effective Time;

        (v) a copy of the Articles of Incorporation of the Company, certified by the Secretary of State of the State of Ohio, and Certificates of Good Standing from the Secretaries of State of the States of Ohio, Texas and California evidencing the good standing of the Company in each such jurisdiction;

        (vi) a copy of each of (X) the text of the resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated by this Agreement and (Y) the Code of Regulations of the Company; along with certificates executed on behalf of the Company by its corporate secretary certifying to Great Plains that such copies are true, correct and complete copies of such resolutions and Code of Regulations, respectively, and that such resolutions and Code of Regulations were duly adopted and have not been amended or rescinded;

       (vii) incumbency certificates executed on behalf of the Company by its corporate secretary certifying the signature and office of each officer executing this Agreement, the Certificate of Merger and the Related Agreements executed by the Company;

       (viii) the Escrow Agreement, duly executed by the Company and the Controlling Shareholders;

        (ix) Non-Competition Agreements duly executed by each of the Controlling Shareholders;

        (x) such other certificates, documents and instruments as Great Plains reasonably requests related to the transactions contemplated hereby.

    7.02  Conditions to the Company's and the Controlling Shareholders' Obligations.  The obligations of the Company and the Controlling Shareholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions at or before the Effective Time:

      (a) The representations and warranties set forth in Article IV hereof will be true and correct in all material respects at and as of the Effective Time as though then made and as though the Effective Time had been substituted for the date of this Agreement throughout such representations and warranties, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date;

      (b) Great Plains and Acquisition Subsidiary shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement and the Certificate of Merger prior to the Effective Time, and Acquisition Subsidiary shall have executed the Certificate of Merger;

      (c) All material governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated hereby will have been duly made and obtained;

      (d) There shall not be threatened, instituted or pending any action or proceeding, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated by this Agreement or seeking to obtain material damages in connection with such transactions, (ii) seeking to invalidate or render unenforceable any material provision of this Agreement, the Certificate of Merger or any of the Related Agreements or (iii) otherwise relating to and materially adversely affecting the transactions contemplated hereby or thereby;

      (e) There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any federal, state or foreign court, government or governmental authority or agency, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 7.03(d) hereof;

      (f)  The Company shall have received from counsel for Great Plains and Acquisition Subsidiary a written opinion, dated as of the date of the Effective Time, addressed to the Company and in form and substance reasonably satisfactory to the Company's counsel;

      (g) The Company shall have received an opinion of Ernst & Young LLP in form and substance reasonably satisfactory to the Company and upon which the Company's shareholders may rely, on the basis of certain facts and representations and assumptions set forth in such opinion, dated as of the date of Closing, substantially to the effect that the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code; and

      (h) There shall not have occurred a Great Plains Material Adverse Change; and

      (i)  At or prior to the Effective Time, Great Plains will have delivered to the Company:

         (i) a certificate of an officer of Great Plains, in a form reasonably acceptable to the Company, dated as of the date of the Effective Time, stating that the conditions precedent set forth in subsections (a) and (b) above have been satisfied,

        (ii) copies of the governmental consents and approvals and of the authorizations referred to in subsection (c) above;

        (iii) a copy of each of (X) the text of the resolutions adopted by the board of directors of Great Plains and Acquisition Subsidiary authorizing the execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated by this

    Agreement, the Certificate of Merger and (Y) the bylaws of Great Plains, along with certificates executed on behalf of each of Great Plains and Acquisition Subsidiary by its corporate secretary certifying to the Company that such copies are true, correct and complete copies of such resolutions and bylaws, respectively, and that such resolutions and bylaws were duly adopted and have not been amended or rescinded,

        (iv) incumbency certificates executed on behalf of each of Great Plains and Acquisition Subsidiary by its corporate secretary certifying the signature and office of each officer executing this Agreement, and the Certificate of Merger;

        (v) the Escrow Agreement, duly executed by Great Plains and Acquisition Subsidiary; and

        (vi) such other certificates, documents and instruments as the Company reasonably requests related to the transactions contemplated hereby.

ARTICLE VIII
TERMINATION

    8.01  Termination.  This Agreement may be terminated at any time prior to the Effective Time:

      (a) by the mutual consent of Great Plains (on behalf of itself and Acquisition Subsidiary), the Company and the Controlling Shareholders;

      (b) by either Great Plains (on behalf of itself and Acquisition Subsidiary), on the one hand, or the Company (on behalf of itself and the Controlling Shareholders), on the other, if there has been a material misrepresentation, breach of warranty or breach of covenant on the part of the other in the representations, warranties and covenants set forth in this Agreement;

      (c) by either Great Plains (on behalf of itself and Acquisition Subsidiary), on the one hand, or the Company (on behalf of itself and the Shareholder) on the other, if the transactions contemplated by this Agreement have not been consummated by July 15, 2000; provided that, neither party will be entitled to terminate this Agreement pursuant to this Section 8.01(c) if such party's willful breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

      (d) by Great Plains (on behalf of itself and Acquisition Subsidiary) if, after the date hereof, there shall have been a material adverse change regarding the assets, financial condition, operating results, customer, employee or supplier relations, business condition or prospects of the Company or if an event shall have occurred that, so far as reasonably can be foreseen, would result in any such change, except to the extent such change is directly caused by Great Plains or Acquisition Subsidiary; or

      (e) by the Company (on behalf of itself and the Controlling Shareholders) in the event there has occurred a Great Plains Material Adverse Change except to the extent such change is directly caused by the Company or the Controlling Shareholders.

    8.02  Effect of Termination.  In the event that this Agreement is terminated by Great Plains pursuant to Section 8.01(d), Great Plains shall pay the Company a termination fee in the amount of seven hundred thousand dollars ($700,000). Except as expressly provided in the preceding sentence, in the event of termination of this Agreement by Great Plains, on the one hand, or the Company, on the other, as provided in Section 8.01, all provisions of this Agreement shall terminate and there shall be no liability on the part of any of Great Plains, Acquisition Subsidiary, the Company or their respective shareholders (including the Controlling Shareholders), officers or directors, except that Sections 10.01,

10.02 and 10.10 hereof shall survive indefinitely and except that parties shall remain liable for willful breaches of this Agreement prior to the time of such termination.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

    9.01  Survival of Representations and Warranties.  Notwithstanding any investigation made by or on behalf of any of the parties hereto or the results of any such investigation and notwithstanding the participation of such party in the Closing, the representations and warranties contained in Article III and Article IV hereof shall survive the Closing for one year from the Effective Time; provided, however, that the representations and warranties herein of the Company and Controlling Shareholders relating to Taxes shall survive the Effective Time until the end of the applicable statute of limitations with respect to taxes (the "Tax Indemnity Period").

    9.02  Indemnification by Controlling Shareholders.

      (a) Subject to the limitations of Section 9.02(b) hereof, the Controlling Shareholders agree to jointly and severally indemnify in full Great Plains, Acquisition Subsidiary, the Surviving Corporation and their respective officers, directors, employees, agents, shareholders and subsidiaries (collectively, the "Great Plains Indemnified Parties") and hold them harmless against any loss, liability, deficiency, damage, expense or cost (including reasonable legal expenses)(collectively "Losses"), which the Great Plains Indemnified Parties may suffer, sustain or become subject to, prior to the first anniversary of the Effective Time or, if applicable, the end of the Tax Indemnity Period, as a result of (i) any misrepresentation in any of the representations and warranties of the Company or the Controlling Shareholders contained in this Agreement or in any exhibits, schedules, certificates or other documents delivered or to be delivered by or on behalf of the Company or the Controlling Shareholders pursuant to the terms of this Agreement or otherwise referenced or incorporated in this Agreement (collectively, the "Related Documents"), (ii) any breach of, or failure to perform, any agreement of the Company or the Controlling Shareholders contained in this Agreement or any of the Related Documents occurring prior to the Effective Time or (iii) any "Claims" (as defined in Section 9.04(a) hereof) or threatened Claims against Great Plains arising out of the actions or inactions of the Company or the Controlling Shareholders with respect to the Company's business or Real Property prior to the Effective Date, except to the extent such claims are specifically disclosed in the Disclosure Schedule (collectively, the "Great Plains Losses"). The indemnification provided by this Section 9.02(a) shall be satisfied initially from the Escrow Fund (to the extent the Losses can be satisfied through the Escrow Fund). The termination of the Escrow Period shall not relieve the Controlling Shareholders from their indemnification obligations hereunder.

      (b) The Controlling Shareholders will be liable to the Great Plains Indemnified Parties for any Great Plains' Loss, and Great Plains shall be entitled to set off against the Escrow Fund (i) only if Great Plains delivers to the Controlling Shareholders a written notice, setting forth in reasonable detail the identity, nature and amount of Great Plains Losses related to such claim or claims prior to the first anniversary of the Effective Time or, if applicable, the end of the Tax Indemnity Period and (ii) only if the aggregate amount of all Great Plains Losses exceeds one million dollars ($1,000,000) (the "Basket Amount"), in which case the Controlling Shareholders shall be obligated to indemnify the Great Plains Indemnified Parties for the total amount of all such Great Plains Losses in excess of the Basket Amount, and (iii) except for fraud or Losses relating to the representations and warranties concerning Taxes, the Controlling Shareholders' aggregate liability for all amounts under this Section 9.02 shall not exceed an amount equal to ten million dollars ($10,000,000) (the "Cap"). Great Plains' failure to provide the detail required by clause (i) in the preceding sentence shall not constitute either a breach of this Agreement by Great

  Plains or any basis for the Controlling Shareholders to assert that Great Plains did not comply with the terms of this Section 9.02 sufficient to cause Great Plains to have waived its rights under this Section 9.02, unless, and only to the extent, such failure has materially and adversely affected the Controlling Shareholders' ability to defend successfully such claim.

    9.03  Indemnification by Great Plains.

      (a) Subject to the limitations of Section 9.03(b) hereof, Great Plains agrees to indemnify in full the Controlling Shareholders and the Company's officers, directors, employees, agents, shareholders and subsidiaries (collectively, the "Company Indemnified Parties") and hold them harmless against any Losses which the Company Indemnified Parties may suffer, sustain or become subject to, prior to the first anniversary of the Effective Time, as a result of (i) any misrepresentation in any of the representations and warranties of Great Plains contained in this Agreement or in any of the Related Documents, (ii) any breach of, or failure to perform, any agreement of Great Plains contained in this Agreement or any of the Related Documents, or (iii) any Claims or threatened Claims against the Company or the Shareholders arising out of the Company's business or the Real Property after the Effective Time (collectively, the "Company Losses").

      (b) Great Plains will be liable to the Company Indemnified Parties for any Company Loss (i) only if the Company Indemnified Party delivers Great Plains a written notice, setting forth in reasonable detail the identity, nature and amount of Company Losses related to such claim or claims prior to the first anniversary of the Effective Time, (ii) only if the aggregate amount of all Company Losses exceeds the Basket Amount, in which case Great Plains shall be obligated to indemnify the Company Indemnified Parties for the total amount of all such Company Losses in excess of the Basket Amount and (iii) except for fraud, Great Plains' aggregate liability for all amounts under this Section 9.03 shall not exceed the Cap. A Company Indemnified Party's failure to provide the detail required by clause (i) in the preceding sentence shall not constitute either a breach of this Agreement by the Company or the Controlling Shareholders or any basis for Great Plains to assert that the Company or the Controlling Shareholders did not comply with the terms of this Section 9.03 sufficient to cause the Company or the Controlling Shareholders to have waived its rights under this Section 9.03, unless, and only to the extent, such failure has materially and adversely affected Great Plains' ability to defend successfully such claim.

    9.04  Method of Asserting Claims.  As used herein, an "Indemnified Party" shall refer to a "Great Plains Indemnified Party" or "Company Indemnified Party," as applicable, the "Notifying Party" shall refer to the party hereto whose Indemnified Parties are entitled to indemnification hereunder, and the "Indemnifying Party" shall refer to the party hereto obligated to indemnify such Notifying Party's Indemnified Parties.

      (a) In the event that any of the Indemnified Parties is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party for the liability or the costs or expenses of which are Losses (any such third party action or proceeding being referred to as a "Claim") the Notifying Party shall give the Indemnifying Party prompt notice thereof. The failure to give such notice shall not affect any Indemnified Party's ability to seek reimbursement unless such failure has materially and adversely affected the Indemnifying Party's ability to defend successfully a Claim. The Indemnifying Party shall be entitled to contest and defend such Claim; provided, that the Indemnifying Party (i) has a reasonable basis for concluding that such defense may be successful and (ii) can diligently contest and defend such Claim. Notice of the intention to so contest and defend shall be given by the Indemnifying Party to the Notifying Party within twenty (20) business days after the Notifying Party's notice of such Claim (but, in all events, at least five (5) business days prior to the date that an answer to such Claim is due to be filed). Such contest and defense shall be conducted by reputable attorneys retained by the Indemnifying Party. The

  Notifying Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Loss unless the Notifying Party reasonably determines that the Indemnifying Party is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the Indemnified Parties, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing. If the Notifying Party elects to participate in such defense, the Notifying Party will cooperate with the Indemnifying Party in the conduct of such defense. Neither the Notifying Party nor the Indemnifying Party may concede, settle or compromise any Claim without the consent of the other party, which consents will not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Claim seeks equitable relief or (ii) if the subject matter of a Claim relates to the ongoing business of any of the Indemnified Parties, which Claim, if decided against any of the Indemnified Parties, would materially adversely affect the ongoing business or reputation of any of the Indemnified Parties, then, in each such case, the Indemnified Parties alone shall be entitled to contest, defend and settle such Claim in the first instance and, if the Indemnified Parties do not contest, defend or settle such Claim, the Indemnifying Party shall then have the right to contest and defend (but not settle) such Claim.

      (b) In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Claim, the Notifying Party shall deliver a notice of such claim with reasonable promptness to the Indemnifying Party. If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice or fails to notify the Notifying Party within twenty (20) business days after delivery of such notice by the Notifying Party whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the Notifying Party's notice will be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall pay (subject to the Basket Amount and the Cap, to the extent applicable), the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed their liability with respect to such claim, the Indemnifying Party and the Notifying Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such individuals within twenty (20) days after the delivery of the Notifying Party's notice of such claim, such dispute shall be resolved fully and finally in Minneapolis, Minnesota, by an arbitrator selected pursuant to and an arbitration governed by the Commercial Arbitration Rules of the American Arbitration Association, as modified herein. The parties will jointly appoint a mutually acceptable independent arbitrator, seeking assistance in such regard from the American Arbitration Association. The arbitrator shall resolve the dispute within thirty (30) days after selection and judgment upon the award rendered by such arbitrator may be entered in any court of competent jurisdiction. Each of Great Plains and Acquisition Subsidiary, on the one hand, and the Controlling Shareholders, on the other, shall bear its own fees and expenses in connection with such arbitration and shall bear fifty percent (50%) of the fees and expenses of the arbitrator.

    9.05  Sole and Exclusive Remedy.  After the Closing, the rights set forth in this Article X shall be each party's sole and exclusive remedies against the other party hereto for misrepresentations or breaches of covenants contained in this Agreement and the Related Documents. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon allegations of fraud or other intentional breach of an obligation of or with respect to the other parties in connection with this Agreement and the Related Documents. In the event such action is brought, Great Plains and Acquisition Subsidiary, on the one hand, and the Controlling Shareholders on the other, shall bear its own fees and expenses in connection with such action.

ARTICLE X
MISCELLANEOUS

    10.01  Press Releases and Announcements.  Great Plains, Acquisition Subsidiary, the Company and the Controlling Shareholders agree that the existence, nature and terms and conditions of this Agreement and discussions between the parties regarding the transactions contemplated hereby are, and shall be treated as, confidential by the parties. Accordingly, each party agrees that, without the written consent of the others, it (a) will make no public comment concerning or announcement of the transactions contemplated hereby; (b) will respond to all inquiries concerning the transactions contemplated hereby by stating that it is such company's policy not to comment on such inquiries; (c) will take reasonable steps to restrict knowledge of the transactions contemplated hereby to those who need to know; and (d) will notify the other parties of any rumor external to the parties of the transactions contemplated hereby. Notwithstanding the foregoing, the Company and the Controlling Shareholders acknowledge and agree that Great Plains, as a public company, is subject to certain disclosure requirements under applicable securities laws. For this reason, Great Plains reserves the right to disclose the existence of and the status of negotiations at any time it decides that securities laws or the rules of any stock exchange require such disclosure, and Great Plains shall have the right to issue a press release regarding the transactions contemplated hereby upon the signing of this Agreement and upon the Closing; provided that, Great Plains agrees to notify the Company if Great Plains intends to make a disclosure and, to the extent feasible, to provide the Company with the text of the disclosure and opportunity to comment in advance of its release to the public.

    10.02  Expenses.  Except as otherwise expressly provided for herein, all fees and expenses incurred in connection with the Merger, including without limitation all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (whether consummated or not) shall be the obligation of the party incurring such fees and expenses.

    10.03  Further Assurances.  Each of the Company, Great Plains, Acquisition Subsidiary and the Shareholders agree that, on and after the Effective Time, it shall take all appropriate action and execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the provisions hereof.

    10.04  Amendment and Waiver.  This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

    10.05  Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, or the next business day if sent by overnight courier, or three days after being mailed by first class mail, return receipt requested. Notices, demands and communications to Great Plains, the Company and the Controlling Shareholders will, unless another address is specified in writing, be sent to the address indicated below:

Notices to Great Plains and Acquisition Subsidiary:	with a copy to:
Great Plains Software, Inc.	Dorsey & Whitney LLP
1701 38th Street Southwest	507 Davidson Building
Fargo, ND 58103	8 Third Street North
Attention: Douglas R. Herman, General Counsel	Great Falls, MT 59401
Attention: John W. Manning

Notices to the Company:	with a copy to:
Solomon Software, Inc.	Firmin, Sprague & Huffman Co LPA
200 East Hardin Street	220 West Sandusky Street
Findlay, OH 45840	Findlay, OH 45840
Attention: Michael S. Rupe	Attention: Douglas W. Huffman
Notices to the Controlling Shareholders:	with a copy to:
Gary M. Harpst	Firmin, Sprague & Huffman Co LPA
5201 State Route 12W	200 West Sandusky Street
Findlay, OH 45840	Findlay, OH 45840
Attention: Douglas W. Huffman

    10.06  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either party hereto without the prior written consent of the other party hereto.

    10.07  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

    10.08  Complete Agreement.  This Agreement, the exhibits hereto, the Disclosure Schedule and the other documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

    10.09  Counterparts.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

    10.10  Governing Law.  Except to the extent that the OGCL governs the effectuation of the Merger, the internal law, without regard to conflicts of laws principles, of the State of Minnesota will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

[THE REST OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GREAT PLAINS SOFTWARE, INC.
By:	/s/ Douglas J. Burgum
Douglas J. Burgum, Chairman and President
GPS EAGLE, INC.
By:	/s/ Tami L. Reller
Tami L. Reller, Chief Financial Officer
SOLOMON SOFTWARE, INC.
By:	/s/ Michael S. Rupe
Michael S. Rupe, President and Chief Executive Officer
/s/ Gary M. Harpst
Gary M. Harpst
/s/ Vernon M. Strong
Vernon M. Strong
/s/ Jack W. Ridge
Jack W. Ridge

APPENDIX B

ESCROW AGREEMENT

    This Escrow Agreement ("Agreement") dated as of            , 2000, is made and entered into by and among Great Plains Software, Inc. ("Great Plains"), Solomon Software, Inc. (the "Company"), Vernon M Strong, Jack W. Ridge and Gary M. Harpst (the "Shareholder Representative"), in his capacity as an individual and as representative of the shareholders of the Company, and Norwest Bank Minnesota, N.A. (the "Escrow Agent").

    WHEREAS, Great Plains, GPS Eagle, Inc. ("Acquisition Subsidiary") the Company and certain others are parties to an Agreement and Plan of Merger, dated May 1, 2000 (the "Merger Agreement"), which provides, upon the terms and subject to the conditions set forth therein, for the merger of Acquisition Subsidiary with and into the Company, with the Company becoming a wholly owned subsidiary of Great Plains;

    WHEREAS, the Merger Agreement provides that holders of the Company's Class A Common Stock (the "Shareholders") shall receive consideration in the Merger consisting of Cash Consideration (as defined in the Merger Agreement) and consideration in the form of shares of the common stock, $.01 par value, of Great Plains ("Stock Consideration") (together, the Cash Consideration and the Stock Consideration are referred to as the Aggregate Consideration);

    WHEREAS, the Merger Agreement provides that a portion of the Aggregate Consideration shall be placed into escrow for the indemnification of Great Plains and the Company from certain losses that may be incurred as set forth in the Merger Agreement; and

    WHEREAS, the Merger Agreement provides that the Shareholder Representative shall act as the representative for the former shareholders of the Company with respect to the portion of the Aggregate Consideration placed into escrow.

    WHEREAS, this Agreement is an essential part of the consideration for which Great Plains and Acquisition Subsidiary were willing to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

    NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants of the parties contained herein and in the Merger Agreement, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, it is agreed as follows:

    1.  Definitions. Capitalized terms used and not defined herein shall have the meaning given them in the Merger Agreement.

    2.  Appointment of Escrow Agent. Great Plains, the Company and the Shareholder Representative, on behalf of the Shareholders, hereby appoint and designate the Escrow Agent as the escrow agent for the purposes set forth in this Agreement, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

    3.  Escrow of Cash and Stock. Contemporaneous with the execution and delivery of this Agreement, Great Plains has delivered cash in the amount of      dollars ($      ) (such amount, including interest thereon is referred to herein as the "Cash Escrow Fund") and             shares of Great Plains Common Stock (the "Stock Escrow Fund") to the Escrow Agent for deposit (together, the Cash Escrow Fund and the Stock Escrow Fund are referred to herein as the "Escrow Fund"). The portion of the Escrow Fund contributed on behalf of each Shareholder shall be in proportion to the portion of Aggregate Consideration that such Shareholder would otherwise be entitled under Section 2.01(a) of the Merger Agreement. The Escrow Agent agrees to hold the Escrow Fund until such funds are released in accordance with the provisions of Section 5 hereof.

    4.  Protection of Escrow Fund; Investment.

      (a) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, in accordance with the terms of this Agreement and not as the property of Great Plains, and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

      (b) The Cash Escrow Fund shall be invested and reinvested from time to time, to the extent possible, in short-term U.S. Government Securities or in any fund that invests only in short-term securities guaranteed as to principal and interest by the U.S. Government, with any remainder being deposited and maintained in a money market deposit account with the Escrow Agent, until disbursement of the entire Cash Escrow Fund. Earnings on the Cash Escrow Fund shall be accumulated and become part of the Cash Escrow Fund. The Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Cash Escrow Fund consisting of investments to provide for payments required to be made under this Agreement. For all Tax purposes, each Shareholder shall be deemed to be the owner of a pro rata portion of the Cash Consideration in the Escrow Fund, including interest thereon.

      (c) Any shares of Great Plains Common Stock or other equity securities issued or distributed by Great Plains after the Effective Date (including shares issued upon a stock split, stock dividend or recapitalization) ("New Shares") in respect of Great Plains Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of Great Plains Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the recordholders thereof. Cash dividends on Great Plains Common Stock shall not be added to the Escrow Fund but shall be distributed to the recordholders thereof.

      (d) Each Shareholder shall have voting rights with respect to the shares of Great Plains Common Stock contributed to the Escrow Fund on behalf of such Shareholder and on any voting securities added to the Escrow Fund in respect of such shares of Great Plains Common Stock. For all Tax purposes, each Shareholder shall be deemed to be the owner of a pro rata portion of the Stock Consideration in the Escrow Fund.

    5.  Release of Escrow Funds.

      (a) Basket Amount. The Escrow Agent shall not pay claims for Losses from the Escrow Fund unless and until Great Plains has made claims for Losses pursuant to this Section 5 that exceed the Basket Amount (as defined in Section 9.02(b) of the Merger Agreement). After the claims for Losses equal to the Basket Amount have been made, any additional Losses incurred by Great Plains shall be satisfied by the Escrow Fund in accordance with the procedures set forth in this Section 5 of this Escrow Agreement.

      (b) Claims. Upon receipt by the Escrow Agent at any time on or before the last day of the Escrow Period of a certificate signed by any officer of Great Plains (an "Officer's Certificate"): (i) stating that Great Plains has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant or Claim to which such item is related, the Escrow Agent shall, subject to the provisions of Sections 5(a), (c) and (d) hereof, deliver to Great Plains funds out of the Escrow Fund equal to such Losses. The Escrow Agent shall deliver the Cash Escrow Fund to Great Plains prior to any portion of the Stock Escrow Fund.

      (c) Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Shareholder Representative and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery to

  Great Plains of any Escrow Funds unless the Escrow Agent shall have received written authorization from the Shareholder Representative to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Escrow Fund in accordance with Section 5(b), provided that no such payment or delivery may be made if the Shareholder Representative shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period.

      (d) Resolution of Conflicts. If the Shareholder Representative shall so object in writing to any claim or claims made in any Officer's Certificate, the Shareholder Representative and Great Plains shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholder Representative and Great Plains should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute funds from the Escrow Fund in accordance with the terms thereof. If no such agreement can be reached after good faith negotiation, such dispute shall be resolved fully and finally in Minneapolis, Minnesota by an arbitrator selected pursuant to, and an arbitration governed by, the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator shall resolve the dispute within thirty (30) days after selection and judgment upon the award rendered by such arbitrator may be entered in any court of competent jurisdiction.

      (e) Release at End of Escrow Period. At the termination of the Escrow Period, the Escrow Agent shall deliver the balance of the Escrow Fund to the Shareholders as provided in Section 6.01 of the Merger Agreement.

    6.  Shareholder Representative; Power of Attorney.

      (a) Pursuant to the terms of the Merger Agreement, the Shareholder Representative has been appointed for and on behalf of each Shareholder to execute the Agreement, to give and receive notices and communications, to authorize delivery to Great Plains of funds from the Escrow Fund in satisfaction of claims by Great Plains, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Shareholder Representative for the accomplishment of the foregoing. Any vacancy in the position of Shareholder Representative may be filled by approval of the Shareholders of a majority in interest of the Escrow Fund. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall not receive compensation for his or her services. Notices or communications to or from the Shareholder Representative shall constitute notice to or from each of the Shareholders.

      (b) The Shareholder Representative shall not be liable for any act done or omitted hereunder as Shareholder Representative while acting in good faith and in the exercise of reasonable judgment. The Shareholders shall severally indemnify the Shareholder Representative and hold the Shareholder Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of the Shareholder Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representative.

      (c) Actions of the Shareholder Representative. A decision, act, consent or instruction of the Shareholder Representative shall constitute a decision of the Shareholders and shall be final, binding and conclusive upon each of the Shareholders. The Escrow Agent and Great Plains may rely upon any such decision, act, consent or instruction of the Shareholder Representative as being the decision, act, consent or instruction of each Shareholder. The Escrow Agent and Great Plains are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Representative.

    7.  Fees of Escrow Agent. The Escrow Agent shall be entitled to a fee for its services in the amount set forth on Schedule A to this Agreement. Such fee shall be paid by Great Plains upon invoice from the Escrow Agent

    8.  Duty and Liability of Escrow Agent. The sole duty of the Escrow Agent shall be to receive, hold and distribute the Escrow Funds as provided in this Agreement. The Escrow Agent shall incur no liability with respect to any action taken by it in reliance upon or in response to any joint notice, direction, instruction or consent of the parties which may be given under the terms of this Agreement, nor for any action or omission of the Escrow Agent hereunder, except for its own willful misconduct. The duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth in this Agreement, and the Escrow Agent shall not be subject to nor bound by the terms of any other agreement between the parties.

    9.  Resignation of the Escrow Agent. The Escrow Agent may resign at any time by providing Great Plains and the Shareholder Representative with thirty (30) days' written notice of its intention to do so, provided that a successor Escrow Agent has been appointed. The Escrow Agent's resignation shall be effective upon delivery of the Escrow Fund to the successor Escrow Agent and the successor assuming the obligations, rights and duties of the Escrow Agent hereunder.

    10. Assignment; Binding Effect. This Agreement shall extend to, shall inure to the benefit of and shall be binding upon all of the parties hereto and upon all of their respective successors and permitted assigns. This Agreement shall not be assignable or transferable, in whole or in part, by any of the parties hereto except upon the express prior written consent of all of the other parties hereto, and nothing contained in this Agreement is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights, remedies or obligations under, or by reason of, this Agreement.

    11. Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by facsimile, by telecopier, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

if to Great Plains:	with a copy to:
Great Plains Software, Inc.	Dorsey & Whitney LLP
1701 38th Street Southwest	507 Davidson Building
Fargo, North Dakota 58013	8 Third Street North
Attention: Douglas R. Herman,	Great Falls, MT 59401
General Counsel	Attention: John W. Manning
Fax: (701) 281-3752	Fax:
if to Shareholder Representative:	with a copy to:
Gary M. Harpst	Firmin, Sprague & Huffman Co LPA
5201 State Route 12W	200 West Sandusky Street
Findlay, OH 45840	Findlay, OH 45840
Attention: Douglas W. Huffman
if to the Escrow Agent:
Norwest Bank Minnesota, N.A.
Attention:

    12. Termination. This Agreement is deemed terminated upon the release of the entire amount of the Escrow Fund in accordance with Section 6.01 of the Merger Agreement.

    13. Amendment. This Agreement may be amended only by a written instrument signed by all of the parties.

    14. Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

    15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one agreement.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

GREAT PLAINS SOFTWARE, INC.
By:

Its:

COMPANY
By:

Its:

GARY M. HARPST, IN HIS CAPACITY AS SHAREHOLDER REPRESENTATIVE

GARY M. HARPST, AS AN INDIVIDUAL

VERNON M. STRONG

JACK W. RIDGE
NORWEST BANK MINNESOTA, N.A.
By:

Its:

APPENDIX C

OHIO DISSENTER'S RIGHTS STATUTE

Section 1701.84 of the Ohio Revised Code

    "The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

    (A) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.791, 1701.79, 1701.791, or 1701.801 of the Revised Code;

    (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

    (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

    (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code arc entitled to vote on such transaction, but only as to the shares so entitling them to vote;

    (E) Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701,801 of the Revised Code."

Section 1701.85 of the Ohio Revised Code

    "(A)(1)  A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

    (2) If the proposal must be submitted to the shareholders of the corporation involved the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

    (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

    (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

    (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the [fair] cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

    (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of the their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding Is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or bas been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding, Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

    (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

    (D)(1)  The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

    (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

    (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

    (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

    (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)
For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination."

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefore by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of the bylaws of Great Plains provides that Great Plains shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

    Great Plains also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

Number	Title
2.1	Agreement and Plan of Merger dated as of May 1, 2000 by and among Great Plains Software, Inc., GPS Eagle, Inc., Solomon Software, Inc., Gary M. Harpst, Vernon M. Strong and Jack W. Ridge (included as Appendix A to the proxy statement/prospectus contained in this registration statement).
2.2
Form of Escrow Agreement by and between Great Plains Software, Inc., Solomon Software, Inc., Norwest Bank Minnesota, N.A., Gary M. Harpst, Vernon M. Strong and Jack W. Ridge (included as Appendix B to the proxy statement/prospectus contained in this registration statement).
3.1
Amended and Restated Articles of Incorporation of Great Plains Software, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 filed March 5, 1997 (SEC File No. 333-22833)) .
3.2	Amended Bylaws of Great Plains Software, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed January 14, 1999).
4.1
Form of certificate for shares of common stock of Great Plains Software, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC file No. 333-22833)).
5.1	Opinion of Dorsey & Whitney LLP regarding the legality of the securities being issued.
8.1	Opinion of Ernst & Young LLP regarding certain tax matters.*

10.1
Lease Agreement, dated October 1, 1983, as amended, between the Company and West Acres Office Park (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.2
Amendments 5 & 6 to Lease Agreement dated October 1, 1983, between the Company and West Acres Office Park (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed August 11, 1999) .
10.3
Lease Agreement, dated October 23, 1997, between the Company and Investor's Real Estate Trust (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.4	1983 Incentive Stock Option Plan, as amended (incorporated here herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.5
1997 Stock Incentive Plan, including form of option agreement (incorporated here herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.6	Outside Directors Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.7	1997 Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.8
Registration Rights Agreement, dated as of June 24, 1994, between the Company and the holders of registerable securities named therein (incorporated here herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.9
Limited Liability Company Agreement for Great Plains Software U.K., LLC, dated as of February 20, 1996, between the Company and Douglas J. Burgum therein (incorporated here herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.10
Agreement between the Company and Terri F. Zimmerman (incorporated here herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.11
Form of Nonemployee Director Stock Option Agreement (incorporated here herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.12
Agreement and Plan of Merger dated February 22, 2000 by and among Great Plains Software, Inc., GPS Acquisition, Inc., FRx Software Corporation and Michael L. Rohan (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed April 4, 2000).
10.13
Purchase Agreement dated February 24, 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 9, 2000).
10.14
Agreement dated February 24, 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed March 9, 2000).

10.15
Tax Deed dated February 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed March 9, 2000).
23.1	Consent of PricewaterhouseCoopers LLP with respect to Great Plains Software, Inc.'s financial statements.
23.2	Consent of PricewaterhouseCoopers LLP with respect to FRx Software Corporation's financial statements.
23.3	Consent of Ernst & Young LLP with respect to Solomon Software, Inc.
23.4	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.5	Consent of Ernst & Young LLP (included in Exhibit 8.1).*
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment.

(b)
Financial Statement Schedules

    —Schedule II—Schedule of Valuation and Qualifying Accounts and Reserves

    All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

      (1) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

      (2) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to this request.

      (4) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective; and

      (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota of the 12th day of May, 2000.

GREAT PLAINS SOFTWARE, INC.
By:	/s/ DOUGLAS J. BURGUM Douglas J. Burgum Chairman of the Board, President and Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas J. Burgum, Douglas R. Herman and Tami L. Reller and each of them acting individually, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on May 12, 2000, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title

/s/ DOUGLAS J. BURGUM Douglas J. Burgum	Chairman of the Board, President and Chief Executive Officer (principal executive officer)
/s/ TAMI L. RELLER Tami L. Reller	Vice President and Chief Financial Officer (principal financial officer)
/s/ DAVID K. EDSON David K. Edson	Controller (principal accounting officer)
/s/ BRADLEY J. BURGUM Bradley J. Burgum	Director

/s/ FREDERICK W. BURGUM Frederick W. Burgum	Director
/s/ WILLIAM V. CAMPBELL William V. Campbell	Director
/s/ J. A. HEIDI ROIZEN J. A. Heidi Roizen	Director
/s/ JOSEPH S. TIBBETTS, JR. Joseph S. Tibbetts, Jr.	Director

Great Plains Software, Inc.

Schedule II—Schedule of Valuation and Qualifying Accounts Receivable and Reserves

	Balance at beginning of year	Charged to costs and expenses	Deductions	Balance at end of year
	(in thousands)
Allowance for doubtful accounts
Year ended May 31,
1997	$667	$408	$84	$991
1998	991	766	126	1,631
1999	1,631	1,123	664	2,090
Nine months ended Feb. 29, 2000 (unaudited)	2,090	842	158	3,090
Allowance for returns
Year ended May 31,
1997	$1,213	$4,007	$3,604	$1,616
1998	1,616	6,726	5,291	3,051
1999	3,051	9,859	9,313	3,597
Nine months ended Feb. 29, 2000 (unaudited)	3,597	9,956	10,737	2,816

S-1

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
2.1	Agreement and Plan of Merger dated May 1, 2000 by and among Great Plains Software, Inc., GPS Eagle, Inc., Solomon Software, Inc., Gary M. Harpst, Vernon M. Strong and Jack W. Ridge (included as Appendix A to the proxy statement/prospectus contained in this registration statement).
2.2	Form of Escrow Agreement by and between Great Plains Software, Inc., Solomon Software, Inc, Norwest Bank Minnesota, N.A., Gary M. Harpst, Vernon M. Strong and Jack W. Ridge (included as Appendix B to the proxy statement/prospectus contained in this registration statement).
3.1	Articles of Incorporation of Great Plains Software, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
3.2	Bylaws of Great Plains Software, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed January 14, 1999).
4.1	Form of certificate for shares of common stock of Great Plains Software, Inc. (Incorporated by reference to to Exhibit 4.1 to Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
5.1	Opinion of Dorsey & Whitney LLP regarding the legality of the securities being issued.
8.1	Opinion of Ernst & Young LLP regarding certain tax matters.*
10.1	Lease Agreement, dated October 1, 1983, as amended, between the Company and West Acres Office Park (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.2	Amendments 5 & 6 to Lease Agreement dated October 1, 1983, between the Company and West Acres Office Park (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.3	Lease Agreement, dated October 23, 1997, between the Company and Investor's Real Estate Trust (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.4	1983 Incentive Stock Option Plan, as amended (incorporated here herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)) .
10.5	1997 Stock Incentive Plan, including form of option agreement (incorporated here herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.6	Outside Directors Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.7	1997 Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed August 11, 1999).
10.8	Registration Rights Agreement, dated as of June 24, 1994, between the Company and the holders of registerable securities named therein (incorporated here herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.9	Limited Liability Company Agreement for Great Plains Software U.K., LLC, dated as of February 20, 1996, between the Company and Douglas J. Burgum therein (incorporated here herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).

10.10	Agreement between the Company and Terri F. Zimmerman (incorporated here herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.11	Form of Nonemployee Director Stock Option Agreement (incorporated here herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed March 5, 1997 (SEC File No. 333-22833)).
10.12	Agreement and Plan of Merger dated February 22, 2000 by and among Great Plains Software, Inc., GPS Acquisition, Inc., FRx Software Corporation and Michael L. Rohan (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed April 4, 2000).
10.13	Purchase Agreement dated February 24, 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 9, 2000).
10.14	Agreement dated February 24, 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed March 9, 2000).
10.15	Tax Deed dated February 2000 between Great Plains Software, Inc. and the persons named therein (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed March 9, 2000) .
23.1	Consent of PricewaterhouseCoopers LLP with respect to Great Plains Software, Inc.'s financial statements.
23.2	Consent of PricewaterhouseCoopers LLP with respect to FRx Software Corporation's financial statements.
23.3	Consent of Ernst & Young LLP with respect to Solomon Software, Inc.
23.4	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.5	Consent of Ernst & Young LLP (included in Exhibit 8.1)*
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment

QuickLinks

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
RISK FACTORS
COMPARATIVE UNAUDITED PER SHARE DATA
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION Great Plains Software, Inc.
MARKET PRICE AND DIVIDEND INFORMATION
THE SPECIAL MEETING OF SOLOMON SHAREHOLDERS
PROPOSAL 1: APPROVAL OF THE MERGER AND RELATED TRANSACTIONS THE MERGER
THE MERGER AGREEMENT
PROPOSAL 2: EXCESS PARACHUTE PAYMENTS
INFORMATION REGARDING GREAT PLAINS
INFORMATION REGARDING SOLOMON
DESCRIPTION OF GREAT PLAINS CAPITAL STOCK
DESCRIPTION OF SOLOMON CAPITAL STOCK
DISSENTER'S RIGHTS FOR SOLOMON SHAREHOLDERS
COMPARISON OF RIGHTS OF SHAREHOLDERS OF GREAT PLAINS AND SOLOMON
LEGAL AND TAX MATTERS
EXPERTS
FUTURE SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
Index to Consolidated Financial Statements
Report of Independent Accountants
APPENDIX A
ARTICLE I THE MERGER
ARTICLE II CONVERSION OF SECURITIES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND CONTROLLING SHAREHOLDERS
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF GREAT PLAINS AND ACQUISITION SUBSIDIARY
ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS TO CLOSING
ARTICLE VIII TERMINATION
ARTICLE IX SURVIVAL; INDEMNIFICATION
ARTICLE X MISCELLANEOUS
APPENDIX B
APPENDIX C
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Schedule II—Schedule of Valuation and Qualifying Accounts Receivable and Reserves
INDEX TO EXHIBITS